Form 10-K, Exhibit 13
period 1993-12-31
KAYDON CORP
filed 1994-03-24
CIK 740694

FINANCIAL HISTORY

Ten Year Summary (1)                   1993      1992   1991(2)   1990    1989(3)     1988   1987   1986(4)   1985     1984
- - ----------------------------------------------------------------------------------------------------------------------------
Summary of Operations (dollars and shares in thousands)
Net Sales . . . . . . . . . . . . . $184,060  183,904   160,989  169,442  151,238  135,029  133,473 112,569  84,833   85,984
Gross Profit  . . . . . . . . . . . $ 67,781   66,180    55,981   59,410   51,426   47,133   45,565  34,642  27,046   26,262
Operating Income  . . . . . . . . . $ 44,314   42,222    39,827   42,648   37,973   35,556   33,940  23,729  19,608   17,225
Interest Income (Expense), net  . . $    142   (1,471)     (389)  (1,878)  (2,026)  (2,506)  (3,638) (4,282) (5,127)  (7,102)
Income Before Income Taxes and
  Cumulative Prior Year Effect
  of Accounting Changes   . . . . . $ 44,456   40,751    39,438   40,770   35,947   33,050   29,903  19,687  14,481   10,123
Provision for Income Taxes  . . . . $ 16,761   15,133    13,983   14,761   13,100   12,207   12,784   9,674   6,707    4,415
Cumulative Prior Year Effect of
  Accounting Changes  . . . . . . . $   --     15,244      --       --       --      --        --      --       --      --
Net Income  . . . . . . . . . . . . $ 27,695   10,374    25,455   26,009   22,847   20,843   17,119  10,013   7,774    5,708
Return on:
  Net Sales   . . . . . . . . . . .     15.0%     5.6%     15.8%    15.3%    15.1%    15.4%    12.8%    8.9%    9.2%     6.6%
  Average Stockholders' Investment      19.8%     7.6%     20.3%    25.4%    28.5%    34.7%    40.8%   34.8%   38.9%    49.1%
  Average Capital Employed  . . . .     17.7%     6.8%     16.1%    20.8%    22.7%    24.5%    20.5%   13.6%   12.2%    11.7%
Earnings per Share  . . . . . . . . $   1.60     0.59      1.47     1.51     1.33     1.22     1.00    0.60    0.47     0.35
Dividends per Share . . . . . . . . $   0.37     0.32      0.26     0.21     0.16     0.11     0.05    0.03     --      --
Weighted Average Shares and
  Equivalents Outstanding   . . . .   17,313   17,439    17,336   17,228   17,180   17,128   17,116  16,892  16,788   16,266
- - ----------------------------------------------------------------------------------------------------------------------------
Year-end Position (in thousands)
Working Capital . . . . . . . . . . $ 71,810   56,754    59,171   62,867   42,989   31,921   23,944  30,866  20,426   17,542
Plant and Equipment, net  . . . . . $ 60,077   63,513    68,759   61,931   64,012   48,613   49,888  51,009  38,232   37,752
Total Assets  . . . . . . . . . . . $217,422  210,967   217,451  176,098  153,949  122,425  120,193 120,062  97,634  101,441
Capital Employed:
  Total Debt  . . . . . . . . . . . $ 15,312   18,090    40,634   27,069   29,815   22,457   40,371  62,661  59,295   72,807
  Stockholders' Investment  . . . . $143,840  136,076   137,501  113,757   90,686   69,874   50,327  33,629  23,891   16,068
                                    --------  -------   -------  -------  -------  -------  ------- ------- -------  -------
    Capital Employed  . . . . . . . $159,152  154,166   178,135  140,826  120,501   92,331   90,698  96,290  83,186   88,875
- - ----------------------------------------------------------------------------------------------------------------------------
Other Data (dollars in thousands)
Backlog of Orders on Hand . . . . . $ 84,385   83,296    93,192   93,079   97,359   74,128   73,949  75,895  52,084   51,920
Depreciation and Amortization . . . $ 10,264   11,194     9,250    8,622    7,388    6,407    6,225   5,506   4,624    4,897
Capital Expenditures, net . . . . . $  5,088    6,057    11,075    5,817    9,107    4,839    3,286   2,773   5,103    4,432
Net Cash/Funds Provided by
  Operating Activities (5)  . . . . $ 39,237   38,382    35,153   30,072   25,451   23,905   30,376  22,644  18,277   14,336
Current Ratio   . . . . . . . . . .      3.1      2.4       2.6      3.1      2.6      2.3      1.8     2.4     2.4      2.1
Debt to Debt - Equity Ratio . . . .      9.6%    11.7%     22.8%    19.2%    24.7%    24.3%    44.5%   65.1%   71.3%    81.9%
Book Value per Share,
  net of treasury stock   . . . . . $   8.62     7.83      7.94     6.63     5.31     4.13     3.01    2.03    1.46     0.98
- - ----------------------------------------------------------------------------------------------------------------------------
Number of Common Stockholders . . .    1,742    1,929     2,010    2,199    2,241    2,519    2,718   2,888   3,237    3,547
Number of Shares - Year End,
  net of treasury stock
  (in thousands)  . . . . . . . . .   16,690   17,377    17,326   17,168   17,068   16,939   16,709  16,551  16,422   16,372
Average Number of Employees . . . .    1,661    1,731     1,441    1,638    1,446    1,265    1,255   1,170     926      906
Net Sales per Employee  . . . . . . $110,813  106,241   111,720  103,444  104,591  106,742  106,353  96,213  91,612   94,905
- - ----------------------------------------------------------------------------------------------------------------------------


(1) All per share data presented in 1992 and prior years has been restated to reflect the two-for-one stock split effected in 1992. See Note 2 to Consolidated Financial Statements.
(2) Financial results include Cooper Bearings Ltd.'s December operating results. See Note 3 to Consolidated Financial Statements.
(3) Financial results beginning June 24, 1989 include Electro-Tec Corp. and I.D.M. Electronics Ltd.
(4) Financial results beginning June 30, 1986 include Kaydon Ring and Seal,
    Inc.
(5) 1986 through 1993 are presented in accordance with Statement of Financial Accounting Standards No. 95.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

1993 Compared to 1992

   Net sales increased slightly from $183,904,000 to $184,060,000 in 1993. The backlog of unshipped orders at the end of the year also increased to $84,385,000 from $83,296,000 last year. The backlog increase reversed a downward trend over the last several years. Backlog has become less indicative of future results as the Company has made efforts to shorten manufacturing lead times creating a faster response to customer orders.

   Gross profit as a percentage of sales in 1993 was 36.8% compared to 36.0% in 1992. The increase is attributable to improved manufacturing results.

   Selling and administrative expenses decreased to $23,467,000 or 12.7% of sales from $23,958,000 or 13.0% of sales. The slight decrease in selling and administrative expenses as a percentage of sales represents the Company's efforts to control expenses.

   Net interest income this year of $142,000 compared to net interest expense of $1,471,000 last year resulted from the repayment during late 1992 of the Cooper Bearings acquisition debt and the repayment of $10,000,000 of Industrial Revenue Bonds in early January of 1993.

   The effective tax rate for 1993 was 37.7% compared to 37.1% in 1992. The increase is a direct result of the increased corporate tax rates created by the Omnibus Budget Reconciliation Act of 1993.

1992 Compared to 1991

   Net sales increased by 14.2% from 1991 to $183,904,000. The 1992 sales include a full year's sales from Cooper Bearings, acquired late in 1991. Without the addition of Cooper, sales would have been essentially flat with the prior year. The backlog of unshipped orders at the end of the year was $83,296,000 as compared to $93,192,000 at the end of 1991. The decrease is due in part to delays in the release of some large government orders for bearings and slip-rings.

   Gross profit as a percentage of sales in 1992 was 36.0% compared to 34.8% in 1991. The increase primarily reflects the full year addition of Cooper, partially offset by the additional cost associated with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106. Cooper's line of split bearings generally carries higher gross margins than do many of Kaydon's other products.

   Two accounting changes, SFAS 106 - "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 109 - "Accounting for Income Taxes" were adopted in the fourth quarter of 1992. Both of the Standards require retroactive restatement to the beginning of the year.

   SFAS 106 requires recognition of employer-provided nonpension retirement benefits on an accrual basis rather than on a cash basis, the previous standard accounting practice. The effect of the adoption of SFAS 106 is two-fold; a one-time portion that recognizes the cumulative effect of the change net of tax; and an on-going portion that recognizes the Company's additional annual expense. The former is $16,047,000 which is identified as a separate item on the Company's consolidated statements of income. The latter, net of tax, is $1,088,000.

   SFAS 109 requires the Company to change its method of recognizing deferred tax assets and liabilities. The change decreased the Company's overall deferred tax liability and resulted in a one-time cumulative benefit of $803,000 which is recorded as a separate item on the Company's consolidated statements of income.

   Operating profit increased by $2,395,000 to $42,222,000 in 1992. Operating profit before the current year effects of SFAS 106 increased by $4,119,000 to $43,946,000. Operating profit as a percentage of sales was 23.0% in 1992 compared to 24.7% in 1991. Operating profit as a percentage of sales before the current year effects of SFAS 106 would have been 23.9%. The decrease in operating profit percentage is due primarily to higher selling and administrative expenses associated with the Cooper Bearings operation and the amortization of the goodwill associated with the acquisition.

   Net interest expense increased $1,082,000, to $1,471,000 from $389,000 in 1991. The increase is a direct result of debt associated with the Cooper Bearing acquisition in December of 1991. This debt was paid off in late 1992.

   The effective tax rate for 1992 was 37.1%, as compared to 35.5% in 1991. The adoption of SFAS 109 had no effect on the current year effective tax rate. The increase was due to higher overall state income tax.

Liquidity and Capital Resources

   Working capital was $71,810,000 at December 31, 1993, as compared to $56,754,000 at December 31, 1992, reflecting current ratios of 3.1 and 2.4, respectively. The increase in working capital primarily reflects the increase of cash and securities of $10,864,000 from 1992 to 1993 and the decrease in current debt of $8,466,000, partially offset by increases in payables and accrued expenses of $2,403,000.

   Total debt decreased $2,778,000 from December 31, 1992, to a level of $15,312,000. The components of the debt at year-end are short-term bank borrowings of $312,000, current portion of long-term debt of $1,312,000 and long-term debt of $13,688,000. Cash and securities on hand of $24,528,000 exceed total debt by $9,216,000 whereas last year debt exceeded cash and securities by $4,426,000. The Company's cash generation from operating activities was a record at $39,237,000. Net capital expenditures during the year relating to plant and equipment were $5,088,000, and the Company spent approximately $14,400,000 to repurchase 760,000 shares of its stock on the open market. The Company's stock purchase was pursuant to an authorization to purchase up to 1,000,000 shares approved by its Board of Directors in September of 1993.

   The Company's planned capital requirements for 1994 consist principally of capital expenditures relating to plant and equipment, cash dividends to stockholders and the potential purchase of the remaining 240,000 shares of the Company's stock, pursuant to the plan discussed in the previous paragraph. Planned capital expenditures relating to environmental issues are not expected to be material, however, such expenditures could be influenced by new and revised environmental regulations and laws. It is expected that these capital requirements will be financed by operating activities.

   The Company is actively seeking potential acquisitions and, depending upon the size and structure of such acquisitions, financing may be required. On January 28, 1994, the Company completed the purchase of the assets of Industrial Tectonics Inc for approximately $7,500,000.

   The Company had in place at December 31, 1993, short-term lines of credit of $31,000,000 with $30,688,000 available and revolving credit and term loan agreements in the amount of $62,500,000 with $55,500,000 available.

Other

Effect of Foreign Currency Translation

   A portion of the Company's sales, income and cash flows is derived from its international operations. The financial position and the results of operations of the Company's foreign subsidiaries are measured using the local currency of the countries in which they operate and are translated into U.S. dollars. Accordingly, the Company's consolidated operating results and net assets will fluctuate depending upon the strengthening or weakening of the U.S. dollar.

Supplemental Information on Changing Prices

   The impact of inflation on the Company has been moderate over the last several years and is believed to be consistent with that of the industry as a whole.

Impact of Recently Issued Accounting Standards

   Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"), was issued in November 1992 and requires companies to accrue, during the period an employee renders service, the expense of providing certain post-employment benefits. Currently, the Company recognizes the expense of such benefits, to the extent provided, at the time payment is deemed probable. Adoption of SFAS 112 is required no later than 1994. The Company will adopt SFAS 112 effective January 1, 1994. The Company estimates an after tax charge of approximately $2,000,000 relating to the adoption.

Environmental

   Environmental protection laws continue to affect the Company's manufacturing operations. The Company has complied with these laws by making various capital expenditures for pollution control equipment and through plant operational practices. This compliance has not had, nor does the Company expect it to have, a material effect on financial results. Of course, the Company cannot assess the possible effect of compliance with future regulations and laws.

   During May of 1993, Kaydon Ring & Seal, Inc., a wholly owned subsidiary of the Company, elected to close a chrome plating line due to the discovery of a possible wastewater/groundwater interface problem. The unilateral decision by Ring & Seal was not prompted by government order, but rather was precautionary to ensure compliance with environmental laws and regulations. A temporary plating line was built, resulting in little impact on Ring & Seal's operations. The cost of approximately $650,000 associated with this situation was charged to operations during 1993. Currently, the Company is evaluating future plans for its chrome plating line. A permanent above ground line would result in a capital expenditure of approximately $1,000,000.

   In late 1985, Kaydon entered into discussions with the Michigan Department of Natural Resources ("MDNR") to develop a remedial cleanup plan for one of its plant sites in Muskegon, Michigan, which is on the Environmental Protection Agency's ("EPAS") National Priority List. In 1986, Kaydon took measures necessary to clean up the site according to the plan approved by the MDNR. These measures included the removal and disposal of contaminated soils and the drilling of groundwater monitoring wells, the results of which have been continually reported to the MDNR. Management believes that it has worked with the MDNR and EPA to the letter and spirit of the law. The site is being evaluated to determine if further action is required. While it is impossible to forecast the ultimate future cost, management believes, based upon nine years of evaluating the site, that such cost will not be material to its operating results.

Litigation

   The Company, together with other companies, certain former officers, and certain current and former directors, has been named as a co-defendant in lawsuits filed in the federal court of New York. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation. The premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, were successors to and alter egos of Keene. While the ultimate outcome of this litigation is unknown at the present time, management believes that it has meritorious defenses to the asserted claims. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. Management believes that the outcome of this litigation will not have a materially adverse effect on the Company's financial position.

   Various other claims, lawsuits and environmental matters arising in the normal course of business are pending against the Company. Management believes that the outcome of these matters will not have a materially adverse effect on the Company's financial position or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
______________________________________________________________________________

To the Stockholders and Board of Directors of Kaydon Corporation:

   We have audited the accompanying consolidated balance sheets of Kaydon Corporation (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaydon Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

   As explained in Notes 5 and 11 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.





Grand Rapids, Michigan,
January 20, 1994

CONSOLIDATED BALANCE SHEETS

KAYDON CORPORATION AND SUBSIDIARIES
December 31, 1993 and 1992

________________________________________________________________________________________________________________________

                                                                                       1993                       1992
                                                                                   -----------               -----------
ASSETS
Current Assets:
   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . $ 24,528,000              $ 13,664,000
   Accounts receivable, less allowances of
           $1,077,000 in 1993 and $1,036,000 in 1992  . . . . . . . . . . . . . .   24,543,000                21,833,000
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   51,529,000                55,347,000
   Other current assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,920,000                 6,683,000
                                                                                   -----------               -----------
              Total current assets  . . . . . . . . . . . . . . . . . . . . . . .  106,520,000                97,527,000
                                                                                   -----------               -----------
Plant and Equipment, at cost:
   Land and improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,133,000                 3,019,000
   Buildings and leasehold improvements   . . . . . . . . . . . . . . . . . . . .   30,201,000                28,964,000
   Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . .  122,666,000               120,531,000
                                                                                   -----------               -----------
                                                                                   156,000,000               152,514,000
   Less - accumulated depreciation and amortization   . . . . . . . . . . . . . .  (95,923,000)              (89,001,000)
                                                                                   -----------               -----------
                                                                                    60,077,000                63,513,000
                                                                                   -----------               -----------
Cost in excess of net tangible assets of purchased businesses, net  . . . . . . .   43,628,000                44,772,000
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7,197,000                 5,155,000
                                                                                   -----------               -----------
                                                                                  $217,422,000              $210,967,000
                                                                                   ===========               ===========
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
   Current portion of long-term debt  . . . . . . . . . . . . . . . . . . . . . . $  1,312,000              $ 10,000,000
   Short-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      312,000                    90,000
   Accounts payable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6,724,000                 5,903,000
   Accrued expenses -
      Salaries and wages  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4,449,000                 3,750,000
      Employee benefits   . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8,224,000                 6,547,000
      Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,103,000                 3,999,000
      Other accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .   10,586,000                10,484,000
                                                                                   -----------               -----------
          Total current liabilities . . . . . . . . . . . . . . . . . . . . . . .   34,710,000                40,773,000
                                                                                   -----------               -----------
Long-term postretirement benefit obligation . . . . . . . . . . . . . . . . . . .   25,184,000                26,118,000
                                                                                   -----------               -----------
Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13,688,000                 8,000,000
                                                                                   -----------               -----------
Stockholders' Investment:
   Preferred stock -
      ($.10 par value, 2,000,000 shares authorized; none issued)                       --                         --
   Common stock -
      ($.10 par value, 48,000,000 shares authorized; 17,509,265 and 17,435,640
      shares issued in 1993 and 1992)   . . . . . . . . . . . . . . . . . . . . .    1,751,000                 1,743,000
   Paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15,179,000                13,672,000
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  148,214,000               127,442,000
   Less - treasury stock, at cost (819,624 and 58,442 shares in 1993 and 1992). .  (15,396,000)                 (963,000)
   Cumulative translation adjustment  . . . . . . . . . . . . . . . . . . . . . .   (5,908,000)               (5,818,000)
                                                                                   -----------               -----------
                                                                                   143,840,000               136,076,000
                                                                                   -----------               -----------
                                                                                  $217,422,000              $210,967,000
                                                                                   ===========               ===========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

KAYDON CORPORATION AND SUBSIDIARIES
For the years ended December 31, 1993, 1992 and 1991


_____________________________________________________________________________________________________________________

                                                                         1993              1992            1991
                                                                      ------------     -----------      -------------
Net Sales . . . . . . . . . . . . . . . . . . . . . . .               $184,060,000     $183,904,000     $160,989,000

   Cost of Sales  . . . . . . . . . . . . . . . . . . .                116,279,000      117,724,000      105,008,000
                                                                      ------------     ------------     ------------
Gross Profit  . . . . . . . . . . . . . . . . . . . . .                 67,781,000       66,180,000       55,981,000

   Selling and Administrative Expenses  . . . . . . . .                 23,467,000       23,958,000       16,154,000
                                                                      ------------     ------------     ------------
Operating Income  . . . . . . . . . . . . . . . . . . .                 44,314,000       42,222,000       39,827,000

   Interest expense . . . . . . . . . . . . . . . . . .                   (270,000)      (1,823,000)      (1,587,000)

   Interest income  . . . . . . . . . . . . . . . . . .                    412,000          352,000        1,198,000
                                                                      ------------     ------------     ------------
Income Before Income Taxes and Cumulative
   Prior Year Effect of Changes in Accounting
       Principles . . . . . . . . . . . . . . . . . . .                 44,456,000       40,751,000       39,438,000


     Provision for income taxes . . . . . . . . . . . .                 16,761,000       15,133,000       13,983,000
                                                                      ------------     ------------     ------------
Income Before Cumulative Prior Year Effect of
   Changes in Accounting Principles   . . . . . . . . .                 27,695,000       25,618,000       25,455,000

Cumulative Prior Year Effect of Changes in
   Accounting Principles for:
     Postretirement benefits, net of income tax
         benefit of $9,547,000  . . . . . . . . . . . .                     --          (16,047,000)           --

     Income taxes . . . . . . . . . . . . . . . . . . .                     --              803,000            --
                                                                      ------------     ------------     ------------
Net Income  . . . . . . . . . . . . . . . . . . . . . .               $ 27,695,000     $ 10,374,000     $ 25,455,000
                                                                      ============     ============     ============
Earnings Per Share Before Cumulative Prior Year
  Effect of Changes in Accounting Principles  . . . . .               $       1.60     $       1.47     $       1.47

Cumulative Prior Year Effect of Changes
   in Accounting Principles for:
     Postretirement benefits  . . . . . . . . . . . . .                     --                (0.92)           --
     Income taxes . . . . . . . . . . . . . . . . . . .                     --                 0.04            --
                                                                      ------------     ------------     ------------
Earnings Per Share  . . . . . . . . . . . . . . . . . .               $       1.60     $       0.59     $       1.47
                                                                      ============     ============     ============

Dividends Per Share   . . . . . . . . . . . . . . . . .               $        .37     $        .32     $        .26
                                                                      ============     ============     ============


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

KAYDON CORPORATION AND SUBSIDIARIES
For the years ended December 31, 1993, 1992 and 1991


___________________________________________________________________________________________________________________________

                                                                                                Cumulative
                                   Common      Paid-in         Retained         Treasury        Translation
                                   Stock       Capital         Earnings           Stock         Adjustment        Total
                                  --------   -----------     ------------       ---------       ----------     -------------
Balance, December 31, 1990  . . $  861,000   $11,714,000     $101,801,000    $   (684,000)   $    65,000       $113,757,000
   Net income, 1991 . . . . . .      --            --          25,455,000           --              --           25,455,000
   Cash dividends declared  . .      --            --          (4,533,000)          --              --           (4,533,000)
   Issuance of 85,700 shares of
      common stock under
      stock option plan . . . .      8,000     1,878,000           --               --             --             1,886,000
   Purchase of 6,957 shares of
      treasury stock  . . . . .      --            --              --            (279,000)         --              (279,000)
   Current year translation
      adjustment  . . . . . . .      --            --              --               --         1,215,000          1,215,000
                                ----------   -----------     ------------    ------------    -------------     ------------

Balance, December 31, 1991  . .    869,000    13,592,000      122,723,000        (963,000)     1,280,000        137,501,000

   Net income, 1992 . . . . . .      --            --          10,374,000           --             --            10,374,000
   Cash dividends declared  . .      --            --          (5,465,000)          --             --            (5,465,000)
   Two-for-one stock split  . .    869,000      (869,000)           --              --             --                 --
   Issuance of 51,450 shares of
      common stock under
      stock option plan . . . .      5,000       949,000            --              --             --               954,000
   Current year translation
      adjustment  . . . . . . .      --            --               --              --        (7,098,000)        (7,098,000)
   Adjustment for minimum
      pension liability . . . .      --            --            (190,000)          --             --              (190,000)
                                ----------   -----------     ------------    ------------    -------------     ------------

Balance, December 31, 1992  . .  1,743,000    13,672,000      127,442,000        (963,000)    (5,818,000)       136,076,000

   Net income, 1993 . . . . . .      --            --          27,695,000           --             --            27,695,000
   Cash dividends declared  . .      --            --          (6,387,000)          --             --            (6,387,000)
   Issuance of 73,625 shares of
      common stock under
      stock option plan . . . .      8,000     1,507,000            --              --             --             1,515,000
   Purchase of 761,182 shares
      of treasury stock . . . .      --            --               --        (14,433,000)         --           (14,433,000)
   Current year translation
      adjustment  . . . . . . .      --            --               --              --           (90,000)           (90,000)
   Adjustment for minimum
      pension liability . . . .      --            --            (536,000)          --             --              (536,000)
                                ----------   -----------     ------------    ------------    -------------     ------------

Balance, December 31, 1993  . . $1,751,000   $15,179,000     $148,214,000    $(15,396,000)   $(5,908,000)      $143,840,000
                                ==========   ===========     ============    ============    =============     ============


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

KAYDON CORPORATION AND SUBSIDIARIES
For the years ended December 31, 1993, 1992 and 1991


_______________________________________________________________________________________________________________________

                                                                       1993                1992                1991
                                                                  ------------         ------------        ------------
Cash Flows from Operating Activities:
   Net income     . . . . . . . . . . . . . . . . . . . . .       $ 27,695,000         $ 10,374,000        $ 25,455,000
   Adjustments to reconcile net income to
      net cash provided by operating activities -
        Depreciation and amortization . . . . . . . . . . .         10,264,000           11,194,000           9,250,000
        Cumulative prior year effect of changes
           in accounting principles -
           postretirement benefits. . . . . . . . . . . . .             --               25,594,000               --
        Deferred taxes  . . . . . . . . . . . . . . . . . .         (2,625,000)         (13,339,000)           (509,000)
        Changes in assets and liabilities, net of
           effects of acquisitions of businesses:
             Accounts receivable  . . . . . . . . . . . . .         (2,710,000)           3,603,000           3,412,000
             Inventories  . . . . . . . . . . . . . . . . .          4,290,000              (75,000)          2,298,000
             Other current assets . . . . . . . . . . . . .          1,236,000             (983,000)           (563,000)
             Accounts payable   . . . . . . . . . . . . . .            819,000           (2,778,000)            377,000
             Accrued expenses . . . . . . . . . . . . . . .          1,202,000            4,268,000          (4,567,000)
             Long-term postretirement benefit
               obligation . . . . . . . . . . . . . . . . .           (934,000)             524,000               --
                                                                  ------------         ------------        ------------

               Net cash provided by operating activities  .         39,237,000           38,382,000          35,153,000
                                                                  ------------         ------------        ------------

Cash Flows from Investing Activities:
   Decrease in short-term investments . . . . . . . . . . .            --                    --              13,000,000
   Additions to plant and equipment, net  . . . . . . . . .         (5,088,000)          (6,057,000)        (11,075,000)
   Acquisitions of businesses . . . . . . . . . . . . . . .           (716,000)              --             (42,793,000)
                                                                  ------------         ------------        ------------

               Net cash used in investing activities  . . .         (5,804,000)          (6,057,000)        (40,868,000)
                                                                  ------------         ------------        ------------

Cash Flows from Financing Activities:
   Principal payments of long-term debt . . . . . . . . . .        (10,000,000)         (14,275,000)         (1,034,000)
   Cash dividends paid  . . . . . . . . . . . . . . . . . .         (6,270,000)          (5,202,000)         (4,308,000)
   Net borrowings (payments) under lines of credit  . . . .            222,000           (6,783,000)          1,489,000
   Proceeds from issuance of common stock . . . . . . . . .          1,189,000              789,000           1,388,000
   Purchase of treasury stock . . . . . . . . . . . . . . .        (14,433,000)              --                (279,000)
   Proceeds from issuance of long-term debt . . . . . . . .          7,000,000               --              11,765,000
   Other  . . . . . . . . . . . . . . . . . . . . . . . . .            --                    --                (484,000)
                                                                  ------------         ------------        ------------

               Net cash (used in) provided by
                 financing activities . . . . . . . . . . .        (22,292,000)         (25,471,000)          8,537,000
                                                                  ------------         ------------        ------------
Effect of Exchange Rate Changes on Cash
   and Cash Equivalents . . . . . . . . . . . . . . . . . .           (277,000)          (1,052,000)            305,000
                                                                  ------------         ------------        ------------
Net Increase in Cash and Cash Equivalents . . . . . . . . .         10,864,000            5,802,000           3,127,000
Cash and Cash Equivalents - Beginning of Year . . . . . . .         13,664,000            7,862,000           4,735,000
                                                                  ------------         ------------        ------------
Cash and Cash Equivalents - End of Year . . . . . . . . . .       $ 24,528,000         $ 13,664,000        $  7,862,000
                                                                  ============         ============        ============


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAYDON CORPORATION AND SUBSIDARIES
________________________________________________________________________________

(1)      Summary of Significant Accounting Policies

Principles of Consolidation:

         The consolidated financial statements include the accounts of Kaydon Corporation (the "Company") and its domestic and foreign subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

Description of Business:

         The Company designs, manufactures and sells custom-engineered products for a broad and diverse customer base. The Company's principal products include antifriction bearings, bearing systems, filters, filter housings, high performance rings, sealing rings, specialty retaining rings, shaft seals and slip rings. These products are used by customers in a variety of medical, instrumentation, material handling, machine tool positioning, aerospace, defense, construction and other industrial applications.

Cash and Cash Equivalents:

         Cash and cash equivalents consist of $3,860,000 of cash held in banks and $20,668,000 in highly liquid investments with maturity dates of three months or less from the date of purchase. Due to the short maturities of these investments, the carrying amount approximates fair market value. Cash equivalents are high-credit quality financial instruments of which approximately $17,000,000 are short-term United States Treasury Bills.

Inventories:

         Inventories are valued at the lower of cost or market and include material, labor and overhead. Cost is determined using the first-in, first-out ("FIFO") method for substantially all inventories. Inventories are summarized as follows:

                                                            December 31,
                                         ------------------------------------------------
                                             1993                                1992
                                         -------------                        -----------
  Raw material       .............        $12,251,000                         $12,591,000
  Work in process    .............         10,347,000                          14,678,000
  Finished goods     .............         28,931,000                          28,078,000
                                          -----------                         -----------
                                          $51,529,000                         $55,347,000
                                          ===========                         ===========

Plant and Equipment:

         Plant and equipment are stated at cost. The cost is depreciated over the estimated useful lives of the assets using the straight line method. Useful lives vary among the classifications, but generally fall within the following ranges:

Buildings, land improvements and
 leasehold improvements .......................... 10 - 40 years
Machinery and equipment ..........................  4 - 15 years

         Leasehold improvements are amortized over the terms of the respective leases or over their useful lives, whichever is shorter. Renewals and betterments are capitalized while maintenance and repairs are charged to operations in the year incurred.

Research and Development Costs:

         Research and development costs, which are not material to the consolidated statements of income, are expensed as incurred.

Cost in Excess of Net Tangible Assets of Purchased
Businesses:

         Cost in excess of net tangible assets of purchased businesses totaling $16,239,000 arose prior to 1971 and is not being amortized since, in the opinion of management, there has been no diminution in value. Cost in excess of net tangible assets of purchased businesses acquired after 1970 is being amortized straight line over a period of 40 years and is stated net of accumulated amortization of $1,971,000 and $1,132,000 at December 31, 1993 and 1992, respectively.


Other Assets:

         Other assets include, among other items, deferred tax assets and various patents and noncompete agreements. Deferred tax assets are further discussed in Note 5. Patents and noncompete agreements are being amortized on a straight line basis over 15 years and 7 years, respectively. They are stated net of accumulated amortization of $2,118,000 and $1,883,000 at December 31, 1993 and 1992, respectively.

Foreign Currency Translation:

         The financial position and results of operations of the Company's United Kingdom and German subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustment is recorded as a separate component of stockholders' investment.

Fair Value of Financial Instruments:

         The carrying amount of financial instruments included in current assets and current liabilities approximates fair value due to the short-term nature of these instruments. The stated value of the Company's long-term debt approximates fair value as interest rates on that debt are tied to the prime commercial rate and adjust frequently to prevailing market conditions.

Reclassifications:

         Certain reclassifications of prior years' amounts have been made to conform to 1993 classifications.

(2)      Capital Stock

         On April 16, 1992, the Company's stockholders approved an amendment to the Articles of Incorporation increasing the authorized common stock from 12,000,000 to 48,000,000 shares of $.10 par value stock. Subsequent to receiving approval to increase the authorized shares, on April 16, 1992, the Board of Directors approved a two-for-one stock split for stockholders of record at April 30, 1992. Common stock was

_______________________________________________________________________________

increased by $869,000 with an offsetting reduction to additional paid-in capital, to reflect the $.10 par value per share for each additional share issued.

         Where applicable, references in the financial statements with regard to number of shares of common stock or related per share amounts have been restated to reflect the stock split.

(3)      Acquisitions

         On December 16, 1991, the Company acquired all of the capital stock of Prizerandom Limited, a United Kingdom corporation for $43,440,000. Prizerandom Limited is a holding company for Cooper Bearings Limited, a United Kingdom corporation, that was the primary subject of the acquisition. Cooper Bearings Limited is itself a holding company comprised of three subsidiaries, all of which are manufacturers or distributors of complete bearings and related component parts. The acquisition was financed by Kaydon Corporation cash plus bank loans obtained in the normal course of business.

         The acquisition was accounted for using the purchase method of accounting, and, accordingly, the net assets and results of operations of Cooper Bearings Limited are included in the 1991 consolidated financial statements since November 23, 1991, the effective date of the acquisition for financial reporting purposes.

         In accordance with the purchase method of accounting, the purchase price was allocated to the underlying assets and liabilities acquired based on their respective estimated fair values at the effective date of the acquisition. The excess of the purchase price over the estimated fair value of net assets acquired of $30,988,000 was recorded as Cost in Excess of Net Tangible Assets of Purchased Businesses and is being amortized on a straight-line basis over 40 years.

         The cash paid for the acquisition is summarized as follows:

 Fair value of assets acquired . . . . . . . . . . . . . . . . .     $ 52,975,000
 Liabilities assumed or created    . . . . . . . . . . . . . . .      (24,585,000)
                                                                     ------------
     Cash paid . . . . . . . . . . . . . . . . . . . . . . . . .     $ 28,390,000
                                                                     ============


Pro forma unaudited operating results of the Company and its subsidiaries, assuming the acquisition had been made on January 1, 1991, are summarized below:



 Net sales . . . . . . . . . . . . . . . . . . . . .     $ 188,722,000
 Net income  . . . . . . . . . . . . . . . . . . . .        25,983,000
 Earnings per share  . . . . . . . . . . . . . . . .              1.50

(4)      Earnings Per Share

         Earnings per share of common stock are based on the weighted average of outstanding common shares and common share equivalents to the extent they are dilutive during the three years presented (approximately 17,313,000 17,439,000, 17,336,000 in 1993, 1992 and 1991, respectively).

(5)      Income Taxes

         Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         As of January 1, 1992, the Company recorded a tax credit of approximately $803,000 or $.04 per share, which represents the net decrease to the deferred tax liability as of that date. Such amount has been reflected in the 1992 consolidated statement of income as a cumulative prior year effect of a change in accounting principle. There was no significant effect on 1992 pre-tax income resulting from the adoption of SFAS 109.

The provision for income taxes consisted of the following:

                                          1993              1992            1991
                                       -----------       -----------     -----------
 Current:
   U.S. Federal  . . . . . . . . . .   $15,263,000       $13,031,000     $12,985,000
   State . . . . . . . . . . . . . .     2,060,000         2,046,000       1,444,000
   Foreign . . . . . . . . . . . . .     1,401,000         1,461,000          45,000
   U.S. Federal
     Rate Change . . . . . . . . . .       445,000            --              --
                                       -----------       -----------     -----------
                                        19,169,000        16,538,000      14,474,000
                                       -----------       -----------     -----------
 Deferred:
   U.S. Federal  . . . . . . . . . .    (2,188,000)       (1,281,000)       (442,000)
   State . . . . . . . . . . . . . .       (43,000)         (124,000)        (49,000)
   U.S. Federal
     Rate Change . . . . . . . . . .      (177,000)           --              --
                                       -----------       -----------     -----------
                                        (2,408,000)       (1,405,000)       (491,000)
                                       -----------       -----------     -----------
                                       $16,761,000       $15,133,000     $13,983,000
                                       ===========       ===========     ===========

         The deferred component of the provision for income taxes arose from the reflection of certain items in different periods for financial reporting and income tax purposes. The significant components of the net deferred income tax credits during the year ending December 31, 1991 were as follows:

 Financial accruals and reserves
   not currently deductible  . . . . . . . . . . . . . . . . . . . . . . . .        $ 306,000
 Inventory accounting method differences . . . . . . . . . . . . . . . . . .         (119,000)
 Differences in financial reporting and
   allowable income tax depreciation
   and amortization  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (669,000)
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (9,000)
                                                                                    ----------
                                                                                    $(491,000)
                                                                                    ==========

KAYDON CORPORATION AND SUBSIDIARIES
______________________________________________________________________________

         In 1993, 1992 and 1991, the Company's effective tax rates were 37.7%, 37.1% and 35.5%, respectively, of income before income taxes and differed from the U.S. federal statutory income tax rate primarily due to the effect of state income taxes, net of the federal tax benefit.

         Cash expended for income taxes totaled $19,603,000 in 1993, $15,164,000 in 1992 and $16,085,000 in 1991.

         The tax effect and type of significant temporary differences by component which give rise to the net deferred tax asset as of December 31, 1993 and 1992 are as follows:

                                                                         1993                        1992
                                                                      -----------                 ----------
 Deferred tax assets:
   Inventory accounting method
     and basis differences . . . . . . . . . . . . . . . .             $2,969,000                  $3,422,000
   Financial accruals and reserves
     not currently deductible  . . . . . . . . . . . . . . .            3,857,000                   2,211,000
   Plant and equipment basis
     differences . . . . . . . . . . . . . . . . . . . . .                 65,000                     128,000
   Intangible and other assets . . . . . . . . . . . . . .                462,000                     553,000
   Postretirement benefit
     obligation  . . . . . . . . . . . . . . . . . . . . .             10,077,000                  10,190,000
   Other . . . . . . . . . . . . . . . . . . . . . . . . .                 53,000                     308,000
   Valuation allowance . . . . . . . . . . . . . . . . . .                   --                          --
                                                                       ----------                  ----------
                                                                       17,483,000                  16,812,000
                                                                       ----------                  ----------
 Deferred tax liabilities:
   Inventory accounting method
     and basis differences . . . . . . . . . . . . . . . .               (579,000)                 (1,494,000)
   Plant and equipment basis
     differences, including
     depreciation and
     amortization  . . . . . . . . . . . . . . . . . . . .             (7,889,000)                 (8,324,000)
 Other . . . . . . . . . . . . . . . . . . . . . . . . . .                 (5,000)                   (392,000)
                                                                       ----------                 -----------
                                                                       (8,473,000)                (10,210,000)
                                                                       ----------                 -----------
                                                                       $9,010,000                  $6,602,000
                                                                       ==========                  ==========

         The Company has not provided for United States income taxes on undistributed earnings of foreign subsidiaries. Recording of deferred income taxes on these undistributed earnings is not required as these earnings have been permanently reinvested. The amounts subject to U.S taxation upon remittance of these earnings as dividends would be substantially offset by available foreign tax credits.

(6)      Short-Term Debt

         The Company has short-term lines of credit with banks totaling $31,000,000 with approximately $312,000 and $90,000 outstanding at December 31, 1993 and 1992, respectively. The rates of interest on the outstanding balances of each of these lines are at or slightly below the applicable prime commercial rate (as defined in the respective agreements), which was 6.0% at December 31, 1993.

(7)      Long-Term Debt

         The Company's long-term debt consists of the following at December 31,:


                                                                   1993                             1992
                                                                 ----------                      ----------
 Revolving credit line . . . . . . . . . . . . .                $ 7,000,000                      $    --
 Industrial Revenue Bonds  . . . . . . . . . . .                  8,000,000                       18,000,000
                                                                -----------                      -----------
                                                                 15,000,000                       18,000,000
 Less-current portion  . . . . . . . . . . . . .                 (1,312,000)                     (10,000,000)
                                                                -----------                      -----------
                                                                $13,688,000                      $ 8,000,000
                                                                ===========                      ===========

         The revolving credit line represents borrowings under a $60,000,000 domestic revolving credit and term loan agreement. The interest rate in effect at December 31, 1993, was 3.94%. The borrowing rate is defined in the agreements and is adjusted quarterly based upon a debt-to-equity ratio. The borrowing rate is generally the prime commercial rate or lower. Commitment fees ranging from 1/4% to 1/2% of the unused portion of credit are charged quarterly. The Company also has available a $2,500,000 foreign line of credit.

         The Industrial Revenue Bonds ("IRBs") are due from 1997 through 1999 and provide for monthly interest payments at a floating rate derived from the prime commercial rate, market conditions and the credit rating of the bank issuing the letter of credit collateralizing the bonds. The IRB's are subject to purchase and put agreements whereby the bondholders may, at their option, sell the bonds to the Company at face value in 1996.

         The annual maturities for long-term debt, assuming the Industrial Revenue bondholders do not exercise their option to sell the bonds to the Company, are summarized as follows:


Year ending December 31,

 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $1,312,000
 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,750,000
 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,750,000
 1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,750,000
 1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          438,000
 Thereafter  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,000,000


         Provisions of the IRB and revolving credit agreements contain covenants which require, among other things, the maintenance of a minimum working capital ratio and a specified level of stockholders' investment. At December 31, 1993, the Company was in compliance with these provisions under its debt agreements.

         Cash expended for interest on debt totaled $349,000 in 1993, $1,943,000 in 1992 and $1,586,000 in 1991.

(8)      Stock Options

         On April 21, 1993, the Company's stockholders approved two new stock option plans, the 1993 Stock Option Plan and the 1993 Non-Employee Directors Stock Option Plan. The Company's previous stock option plan, created in 1984 with a term of ten years, was terminated. No grants were made from the 1984 plan during 1993 and the plan terminated with approximately 300,000 shares available for grant. The 1993 Stock Option Plan has a maximum 1,000,000 shares available for grant of which 885,250 remain available for grant at December 31, 1993. The 1993 Non-Employee Directors Stock Option Plan has a maximum 100,000 shares available for grant of which 90,000 remain available for grant at December 31, 1993. Under the terms of both Plans, the purchase price of shares subject to each option granted will not be less than fair market value at the date of grant. Options granted become exercisable at the rate of 25% per year, commencing one year after the date of grant and expiring five years from the date of grant. No charges to operations are recorded with respect to authorization, grants or exercise of these options.

         A summary of stock option information is as follows:

                                                                Options                          Price Range
                                                                -------                          -----------
 Outstanding at
   December 31, 1990                                             378,600                        $ 7.19-$16.88
 Granted . . . . . . . . . . . . . . . . . . . .                 439,200                        $19.38-$23.75
 Exercised . . . . . . . . . . . . . . . . . . .                (171,400)                       $ 7.19-$16.25
 Cancelled . . . . . . . . . . . . . . . . . . .                 (12,000)                        12.69-$16.88
                                                                ---------                       -------------
 Outstanding at
   December 31, 1991 . . . . . . . . . . . . . .                 634,400                        $12.63-$23.75
 Granted . . . . . . . . . . . . . . . . . . . .                  73,000                        $19.38-$24.25
 Exercised . . . . . . . . . . . . . . . . . . .                 (51,450)                       $12.63-$19.38
 Cancelled . . . . . . . . . . . . . . . . . . .                 (24,250)                            $19.38
                                                                ---------                      --------------
 Outstanding at
   December 31, 1992                                             631,700                        $12.69-$24.25
 Granted . . . . . . . . . . . . . . . . . . . .                 124,750                        $22.00-$27.00
 Exercised . . . . . . . . . . . . . . . . . . .                 (73,625)                       $12.69-$19.38
 Cancelled . . . . . . . . . . . . . . . . . . .                 (17,250)                       $19.38-$24.25
                                                                ---------                       -------------
 Outstanding at
   December 31, 1993 . . . . . . . . . . . . . .                 665,575                        $16.25-$27.00
                                                                =========                       =============
 Exercisable at
   December 31, 1993 . . . . . . . . . . . . . .                 294,600                        $16.25-$24.25


(9)      Plant Consolidation

         During 1993, the Company closed one of its plants and moved the operations to two existing plants. This consolidation did not result in the discontinuation of any product lines. In addition to severance and relocation costs incurred of approximately $900,000, the consolidation generated a $2,158,000 reduction in the accrued postretirement benefit obligation, offset by a $1,163,000 increase in accrued pension cost. The net effect of the plant consolidation was not significant to the operating results or financial position of the Company.

(10)     Employee Benefit Plans

         The Company maintains several defined benefit pension plans which cover substantially all employees. Benefits paid under these plans are based generally on employees' years of service and compensation during the final years of employment. The Company's policy is to fund the minimum amounts required by ERISA. Plan assets consist principally of publicly traded equity and debt securities which included 80,000 shares of Kaydon Corporation common stock at December 31, 1993 and 1992.

         Net pension cost included the following components:


                                                   1993                  1992                   1991
                                                   ----                  ----                   ----
 Service cost - benefits
   earned during the year                       $1,187,000            $1,280,000              $1,143,000
 Interest cost on projected
   benefit obligation  . . . . . . . .           2,288,000             2,217,000               1,860,000
 Actual return on plan
   assets  . . . . . . . . . . . . . .          (3,314,000)           (1,761,000)             (4,402,000)
 Net amortization and
   deferral-
     Amortization of
       unrecognized net
       transition obligation . . . . .              49,000                48,000                  49,000
      Deferral of unrecogniz-
        ed net gain (loss) . . . . . .           1,290,000              (197,000)              2,833,000
      One-time curtailment
        loss (Note 9)  . . . . . . . .           1,163,000                 --                      --
                                                ----------            ----------              ----------
 Net pension cost  . . . . . . . . . .          $2,663,000            $1,587,000              $1,483,000
                                                ==========            ==========              ==========

         The funded status of the plans as of September 30, 1993 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1993 are as follows:

                                                                Plans With                     Plans With
                                                                  Assets                       Accumulated
                                                                Exceeding                        Benefits
                                                               Accumulated                      Exceeding
                                                                 Benefits                        Assets
                                                                 --------                        -------
 Accumulated present value of
   benefit obligation -
     Vested benefits . . . . . . . . . . . . . .              $(11,374,000)                    $ (15,396,000)
     Nonvested benefits  . . . . . . . . . . . .                  (537,000)                       (1,519,000)
                                                              ------------                     -------------
     Accumulated benefit
       obligation  . . . . . . . . . . . . . . .               (11,911,000)                      (16,915,000)
     Effect of projected
       future salary increases . . . . . . . . .                (3,177,000)                           --
                                                              ------------                     -------------
 Projected benefit obligation  . . . . . . . . .               (15,088,000)                      (16,915,000)
 Fair value of plan assets . . . . . . . . . . .                16,153,000                        10,940,000
                                                              ------------                     -------------
 Plan assets in excess of (less than)
   projected benefit obligation . . . . . . . .                  1,065,000                        (5,974,000)
 Unrecognized net transition
   (asset) obligation  . . . . . . . . . . . . .                  (369,000)                          595,000
 Unrecognized prior service cost . . . . . . . .                  (398,000)                        1,198,000
 Unrecognized net (gain) loss  . . . . . . . . .                  (998,000)                        1,469,000
 Adjustments required to
   recognize minimum liability . . . . . . . . .                     --                           (3,001,000)
                                                              ------------                     --------------
 Pension costs accrued as of
   September 30,1993 . . . . . . . . . . . . . .                  (700,000)                       (5,714,000)
 Accrual for fourth
   quarter 1993  . . . . . . . . . . . . . . . .                  (113,000)                         (261,000)
 Contributions for fourth
   quarter 1993  . . . . . . . . . . . . . . . .                     --                              145,000
                                                              ------------                     -------------
 Pension costs accrued as of
   December 31, 1993 . . . . . . . . . . . . . .              $   (813,000)                    $  (5,829,000)
                                                              ============                     =============

KAYDON CORPORATION AND SUBSIDIARIES
____________________________________________________________________________

         The funded status of the plans as of September 30, 1992 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1992 are as follows:

                                                                    Plans With                   Plans With
                                                                      Assets                     Accumulated
                                                                    Exceeding                     Benefits
                                                                   Accumulated                   Exceeding
                                                                     Benefits                     Assets
                                                                   -----------                 ------------
 Accumulated present value of
   benefit obligation-
     Vested benefits . . . . . . . . . . . . . .                   $(9,702,000)                 $(13,153,00)
     Nonvested benefits  . . . . . . . . . . . .                      (548,000)                   (1,183,00)
                                                                   -----------                 ------------
     Accumulated benefit
      obligation . . . . . . . . . . . . . . . .                   (10,250,000)                  (14,336,00)
     Effect of projected
      future salary increases  . . . . . . . . .                    (3,337,000)                          --
                                                                  ------------                 ------------
 Projected benefit obligation  . . . . . . . . .                   (13,587,000)                 (14,336,000)
 Fair value of plan assets . . . . . . . . . . .                    14,731,000                    9,891,000
                                                                  ------------                 ------------
 Plan assets in excess of (less than)
    projected benefit obligation . . . . . . . .                     1,144,000                   (4,445,000)
 Unrecognized net transition
     (asset) obligation  . . . . . . . . . . . .                      (440,000)                   1,045,000
 Unrecognized prior service cost   . . . . . . .                        34,000                    1,703,000
 Unrecognized net (gain) loss. . . . . . . . . .                      (974,000)                     422,000
 Adjustments required to
     recognize minimum liability . . . . . . . .                            --                   (2,971,000)
                                                                  ------------                 ------------
 Pension costs accrued as of
     September 30, 1992  . . . . . . . . . . . .                      (236,000)                  (4,246,000)
 Accrual for fourth quarter 1992 . . . . . . . .                      (134,000)                    (249,000)
 Contributions for fourth
    quarter 1992 . . . . . . . . . . . . . . . .                            --                      149,000
                                                                   -----------                 ------------
 Pension costs accrued as of
    December 31, 1992  . . . . . . . . . . . . .                   $  (370,000)                $ (4,346,000)
                                                                   ===========                 ============


The assumptions used in the determination of net pension cost are as follows:


                                                   1993                   1992                   1991
                                                 --------              ---------              ----------
 Discount rate . . . . . . . . . . . .            7.50%                  8.25%                  8.25%
 Rate of salary progression  . . . . .            4.50%                  5.00%                  5.00%
 Long-term rate of return on assets  .            9.00%                  9.00%                  9.00%

         The Company and its domestic subsidiaries also offer their employees a 401(k) savings plan in which substantially all of their employees may participate. For Kaydon Corporation and its subsidiary, Kaydon Ring and Seal, Inc., the plan is for employee contributions only. For the Company's subsidiary, Electro-Tec Corp., the employer matches employee contributions in accordance with a formula defined by the plan. Electro-Tec Corp. contributed $209,000 in 1993 and 1992 and $186,000 in 1991 to the 401(k) plan in the form of matching contributions.

(11)     Other Postretirement Benefits

         The Company provides certain retiree health care and life insurance benefits covering the majority of U.S. salaried and hourly employees. Employees are generally eligible for benefits upon retirement or long-term disability and completion of a specified number of years of credited service. These benefits are subject to cost-sharing provisions and other limitations. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these benefits in the future.

         During the fourth quarter of 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," retroactive to January 1, 1992. This statement requires the accrual of the cost of providing postretirement benefits for medical, dental and life insurance coverage over the active service period of the employee. The Company elected to immediately recognize the accumulated liability, measured as of January 1, 1992 which totaled $16,047,000 or $.92 per share after tax. In addition, this change in accounting principle also decreased 1992 income after tax by $1,088,000 or $.06 per share. Prior to 1992, the Company recognized retiree health care and life insurance costs in the year the benefits were paid. Postretirement medical, dental and life insurance costs charged to operating expense totaled
$1,115,000 in 1991.

         The components of net postretirement benefit cost are as follows:

         The plans' funded status at December 31, 1993 and 1992, is as follows:

                                                                     1993                        1992
                                                                 -----------                ------------

 Service cost  . . . . . . . . . . . . . . . . . .               $   689,000                $    733,000
 Interest cost on accumulated benefit obligation .                 1,850,000                   2,090,000
 Amortization of unrecognized prior service
     cost  . . . . . . . . . . . . . . . . . . . .                  (301,000)                    (28,000)
 One-time gain due to curtailment (Note 9) . . . .                (2,158,000)                     --
                                                                 -----------                ------------
 Net postretirement benefit cost . . . . . . . . .               $    80,000                $ 2, 795,000
                                                                 ===========                ============


                                                                    1993                       1992
                                                              --------------              -------------
 Accumulated postretirement benefit
   obligation:
     Retirees  . . . . . . . . . . . . . . . . . .            $  (12,085,000)             $  (10,840,000)
     Fully eligible active plan participants . . .                  (100,000)                 (3,844,000)
     Other active plan participants  . . . . . . .                (9,757,000)                 (9,980,000)
                                                              --------------              --------------
       Projected benefit obligation  . . . . . . .               (21,942,000)                (24,664,000)
   Plan assets . . . . . . . . . . . . . . . . . .                        --                          --
                                                              --------------              --------------
   Funded status . . . . . . . . . . . . . . . . .               (21,942,000)                (24,664,000)
   Unrecognized prior service cost . . . . . . . .                (3,288,000)                 (2,654,000)
   Unrecognized net gain . . . . . . . . . . . . .                (1,154,000)                         --
                                                              --------------              --------------
   Accrued postretirement benefit obligation . . .            $  (26,384,000)              $ (27,318,000)
                                                              ==============              ==============

_______________________________________________________________________________

         The accrued postretirement benefit obligation is reflected in the Company's consolidated balance sheets as follows:

                                                                     1993                          1992
                                                                 ------------                ------------
 Current liability . . . . . . . . . . . . . . .                $ (1,200,000)               $ (1,200,000)
 Long-term liability . . . . . . . . . . . . . .                 (25,184,000)                (26,118,000)
                                                                 ------------                ------------
 Total obligation  . . . . . . . . . . . . . . .                $(26,384,000)               $(27,318,000)
                                                                =============               =============

        The accumulated postretirement benefit obligation ("APBO") was actuarially determined based on assumptions regarding the discount rate and projected future increases in postretirement benefit costs (the health care cost trend rate). The discount rate used in the valuation of the APBO was 7.50% and 8.25% for 1993 and 1992, respectively. The health care cost trend rate for 1994 was estimated at 15% (16% in 1993) for participants under the age of 65 and 10.5% (11.5% in 1993) for those age 65 and older. Both rates are assumed to decrease ratably to 6% (7% in 1993) by 2002 and remain at that level thereafter. A 1% increase in the health care cost trend rate would have increased the accumulated postretirement benefit obligation by approximately $2,765,000, and the net postretirement benefit cost by approximately $314,000 in 1993.

(12)     Postemployment Benefits

         In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits". This statement requires employers to accrue, no later than fiscal 1994, for benefits provided to former or inactive employees after employment but prior to retirement. For the Company, this statement primarily applies to costs associated with disability-related benefits. Management estimates that adoption of the new statement will reduce net income by approximately $2,000,000 in 1994.

(13)     Lease Commitments

         Total minimum rentals payable under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1993 are as follows:


 Year ending December 31,
   1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $  588,000
   1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               588,000
   1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               540,000
   1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               419,000
   1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               399,000
   Thereafter  . . . . . . . . . . . . . . . . . . . . . . . . . .             2,418,000

         Aggregate rental expense charged to operations was $1,249,000, $1,339,000 and $1,121,000 in 1993, 1992 and 1991, respectively.

(14)     Quarterly Results of Operations (Unaudited):

- - ---------------------------------------------------------------------------------------------------------------------------
                                                   Quarters (amounts in thousands except per share data)
                                   ----------------------------------------------------------------------------------------
                                         1st               2nd               3rd               4th             Total
                                   ----------------   ---------------   ---------------   ---------------  ----------------
                                     1993     1992      1993    1992     1993     1992     1993     1992     1993    1992
                                   -------   ------   ------   ------   ------   ------   ------   ------  -------  -------
 Net Sales........................ $48,035   45,598   47,195   48,903   44,023   43,398   44,807   46,005  184,060  183,904

 Gross Profit..................... $16,506   15,401   17,294   17,806   16,487   14,940   17,494   18,033   67,781   66,180

 Income Before Cumulative Prior
   Year Effect of Changes In
   Accounting Principles.......... $ 6,770    5,617    7,013    6,843    6,811    6,088    7,101    7,070   27,695   25,618

 Net Income (Loss)(2)............. $ 6,770   (9,627)   7,013    6,843    6,811    6,088    7,101    7,070   27,695   10,374


 Earnings per Share (1):
   Income Before Cumulative Prior
     Year Effect of Changes in
     Accounting Principles........ $  0.39     0.32     0.40     0.39     0.39     0.35     0.42     0.41     1.60     1.47

   Net Income (Loss)(2)........... $  0.39    (0.56)    0.40     0.39     0.39     0.35     0.42     0.41     1.60     0.59

 Market Price:
   High (1)....................... $ 31.75    26.63    28.00    26.50    26.75    25.50    22.25    26.25    31.75    26.63
   Low (1)........................ $ 23.50    21.75    24.75    21.75    18.00    19.50    18.50    21.50    18.00    19.50
- - ---------------------------------------------------------------------------------------------------------------------------

 (1) All per share data for 1992 has been restated to reflect the two-for-one stock split effected in 1992. See Note 2 to Consolidated Financial Statements.
 (2) Net Income (loss) and per share amounts reflect the 1992 cumulative prior year effect of changes in accounting principles relating to SFAS 106 and SFAS 109 which resulted in a charge of $15,244,000 or $0.88 per share.

KAYDON CORPORATION AND SUBSIDIARIES

________________________________________________________________________________


(15) Business Segment Information

  The Company operates predominately in one industry segment, the design, manufacture and sale of custom-engineered products. During 1993, 1992 and 1991, no sales to a single customer exceeded 10% of total sales. Transfers between geographic areas represent the selling price of sales to affiliates, which is generally based on cost plus a mark-up. Corporate assets are those assets maintained for general purposes, principally cash, cash equivalents and goodwill. All other assets have been identified with domestic or foreign operations. Prior to 1992, the Company's operations in Europe amounted to less than 10% of consolidated sales, operating profit and assets. Information regarding the Company's operations in the United States and Europe for 1993 and 1992 is as follows:


- - -----------------------------------------------------------------------------------------------------------------------------------
                                                            United
 Year ended December 31, 1993                               States               Europe           Eliminations       Consolidated
- - -----------------------------------------------------------------------------------------------------------------------------------
 Sales to unaffiliated customers . . . . . . . .          $165,611,000         $18,449,000        $     --           $184,060,000
 Transfers between geographic areas  . . . . . .               --                4,503,000         (4,503,000)            --
                                                          ------------         -----------         -----------       ------------
     Total sales . . . . . . . . . . . . . . . .          $165,611,000         $22,952,000        $(4,503,000)       $184,060,000
                                                          ============         ===========        ============       ============
 Operating income  . . . . . . . . . . . . . . .          $ 40,267,000         $ 4,764,000        $  (717,000)       $ 44,314,000
 Interest income, net  . . . . . . . . . . . . .                                                                          142,000
                                                                                                                     ------------
 Income before taxes . . . . . . . . . . . . . .                                                                     $ 44,456,000
                                                                                                                     ============
 Identifiable assets . . . . . . . . . . . . . .           131,918,000          21,783,000             --            $153,701,000
 Corporate assets  . . . . . . . . . . . . . . .                                                                       63,721,000
                                                                                                                     ------------
     Total assets  . . . . . . . . . . . . . . .                                                                     $217,422,000
                                                                                                                     ============



- - -----------------------------------------------------------------------------------------------------------------------------------
                                                                United
 Year ended December 31, 1992                                   States             Europe          Eliminations       Consolidated
- - -----------------------------------------------------------------------------------------------------------------------------------
 Sales to unaffiliated customers . . . . . . . . . . .     $161,646,000         $22,258,000        $    --           $183,904,000
 Transfers between geographic areas  . . . . . . . . .          --                6,229,000         (6,229,000)           --
                                                           ------------         -----------        ------------      ------------
     Total sales . . . . . . . . . . . . . . . . . . .     $161,646,000         $28,487,000        $(6,229,000)      $183,904,000
                                                           ============         ===========        ============      ============
 Operating income  . . . . . . . . . . . . . . . . . .     $ 36,941,000         $ 5,952,000        $  (671,000)      $ 42,222,000
 Interest expense, net . . . . . . . . . . . . . . . .                                                                 (1,471,000)
                                                                                                                     -------------
 Income before taxes and cumulative prior year effect
   of changes in accounting principles . . . . . . . .                                                               $ 40,751,000
                                                                                                                     ============
 Identifiable assets . . . . . . . . . . . . . . . . .      132,067,000          17,659,000             --           $149,726,000
 Corporate assets  . . . . . . . . . . . . . . . . . .                                                                 61,241,000
                                                                                                                     ------------
     Total assets  . . . . . . . . . . . . . . . . . .                                                               $210,967,000
                                                                                                                     ============

(16) Contingencies

  The Company, together with other companies, certain former officers, and certain current and former directors, has been named as a co-defendant in lawsuits filed in the federal court of New York. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation. The premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, were successors to and alter egos of Keene. While the ultimate outcome of this litigation is unknown at the present time, management believes that it has meritorious defenses to the asserted claims. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. Management believes that the outcome of this litigation will not have a materially adverse effect on the Company's financial position.

  Various other claims, lawsuits and environmental matters arising in the normal course of business are pending against the Company. Management believes that the outcome of these matters will not have a materially adverse effect on the Company's financial position or results of operations.

CORPORATE INFORMATION

DIRECTORS
Glenn W. Bailey
Chairman
Keene Corporation

Gerald J. Breen
President and C.E.O.
Cuyam Corporation

Lawrence J. Cawley
Chairman and Chief
Executive Officer
Kaydon Corporation

Stephen K. Clough
President and Chief
Operating Officer
Kaydon Corporation

John H. F. Haskell, Jr.
Managing Director
Dillon, Read & Co., Inc.

Norton Stevens
Private Investor

CORPORATE OFFICES
KAYDON CORPORATION
Arbor Shoreline Office Park
19345 U.S. 19 North*
Clearwater, FL  34624
813-531-1101
FAX 813-530-9247

*New Address

OPERATING LOCATIONS
Baltimore, Maryland
Blacksburg, Virginia
Dexter, Michigan
Greeneville, Tennessee
King's Lynn, U.K.
Krefeld, Germany
LaGrange, Georgia
Monterrey, NL, Mexico
Newaygo, Michigan
Norton Shores, Michigan
Reading, U.K.
St. Louis, Missouri
Sumter, South Carolina
Virginia Beach, Virginia

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer
and Trust Co.
2 Broadway
New York, NY  10004
212-509-4000

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen & Co.
300 Ottawa Avenue, N.W.
Grand Rapids, MI  49503

STOCK LISTING
Kaydon common stock is listed on
NASDAQ and traded under the
National Market System
Symbol - KDON

ANNUAL MEETING
The Annual Stockholders' Meeting
will be held at the Tampa
Airport Marriott Hotel in
Tampa, Florida on April 27,
1994 at 10:00 A.M.

FORM 10-K
Stockholders may obtain a copy of
Kaydon's 10-K report to the Securities
and Exchange Commission by writing
to the Investor Relations Department.

INVESTOR RELATIONS INFORMATION
Contact Mrs. Shelley Schwemley
at the corporate office.
813-531-1101