Form 10-K405, Exhibit 13
period 1994-12-31
KAYDON CORP
filed 1995-03-28
CIK 740694

                                                                     EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1994 COMPARED TO 1993

  Net sales increased to $204,695,000 in 1994 from $184,060,000 in 1993, up
11.2%. The increase was attributable to increases in most operations as well as the addition of Industrial Tectonics Inc ("ITI"), acquired in January of this year and Kenyon Power Transmission acquired in December of last year. The backlog of unshipped orders at the end of the year also increased to $88,360,000 from $84,385,000 last year; however, backlog continues to become less indicative of future results since changes have occurred in both order lead times and the committed quantities. Many customers now utilize just-in-time inventory practices.

  Gross profit as a percentage of sales in 1994 was 37.2% compared to 36.8% in 1993. The increase primarily reflects improved manufacturing results as well as continued cost control.

  Selling and administrative expenses as a percentage of sales in 1994 was 12.9% compared to 12.7% in 1993. The small increase is predominately a result of slightly higher expense accruals.

  Net interest income this year was $609,000 compared to $142,000 last year. The increase resulted from larger cash equivalents and securities balances and lower debt levels throughout the year.

  The effective tax rate for 1994 of 38.0% was essentially unchanged from 37.7% in 1993.

1993 COMPARED TO 1992

  Net sales increased slightly from $183,904,000 to $184,060,000 in 1993. The backlog of unshipped orders at the end of the year also increased to $84,385,000 from $83,296,000 in 1992. The backlog increase reversed a downward trend over the last several years.

  Gross profit as a percentage of sales in 1993 was 36.8% compared to 36.0% in 1992. The increase resulted from improvements in manufacturing operations.

  Selling and administrative expenses decreased to $23,467,000 or 12.7% of sales from $23,958,000 or 13.0% of sales. The slight decrease in selling and administrative expenses as a percentage of sales represented the Company's efforts to control expenses.

  Net interest income in 1993 of $142,000 compared to net interest expense of $1,471,000 in 1992 resulted from the repayment during late 1992 of the Cooper Bearings acquisition debt and the repayment of $10,000,000 of Industrial Revenue Bonds in early January of 1993.

  The effective tax rate for 1993 was 37.7% compared to 37.1% in 1992. The increase was a direct result of the increased corporate tax rates created by the Omnibus Budget Reconciliation Act of 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital was $85,886,000 at December 31, 1994 as compared to $71,810,000 at December 31, 1993, reflecting current ratios of 3.1 for both periods. The working capital increase of $14,076,000 results primarily from an increase of $15,139,000 in cash and securities reflecting strong cash flow from operations.

  Total debt decreased $7,312,000 from December 31, 1993 to a level of $8,000,000. The $8,000,000 of long-term debt is Industrial Revenue Bonds issued at favorable interest rates which we do not anticipate paying ahead of schedule. Cash and securities of $39,667,000 exceed total debt by $31,667,000 compared to $9,216,000 last year for an increase of $22,451,000. The increased net cash position was achieved even after the January acquisition of ITI utilized $7,268,000 of cash.

  Cash generation from operating activities was a record at $44,176,000, up 12.6% over last year's results of $39,237,000. Net capital expenditures during the year relating to plant and equipment were $6,746,000, and the Company spent approximately $1,651,000 to repurchase 73,600 shares of its stock on the open market. The Company has now purchased 833,600 of the 1,000,000 shares approved by the Board of Directors in September of 1993. In addition, the Company purchased marketable securities with a value of $11,092,000 at December 31, 1994.

  Planned capital requirements for 1995 consist principally of capital expenditures relating to plant and equipment, cash dividends to stockholders and the potential purchase of the remaining 166,400 shares of the Company's stock, pursuant to the plan discussed in the previous paragraph. Planned capital expenditures relating to environmental issues are not expected to be material; however, such expenditures could be influenced by the enactment of new or revised environmental regulations and laws. It is expected that these capital requirements will be financed by operating activities.

  The Company is actively seeking potential acquisitions and, depending upon the size and structure of such acquisitions, financing may be required.

  During 1994, the Company reached agreements with its banks for an increased domestic credit line of $85,000,000, up from $60,000,000 last year. The Company also had in place at December 31, 1994, short-term lines of credit of $31,000,000 and a foreign revolving credit and term loan agreement of $2,500,000. No borrowings exist under either the short-term lines of credit or the revolving credit and term loan agreements at December 31, 1994.

OTHER

EFFECT OF FOREIGN CURRENCY TRANSLATION

  A portion of the Company's sales, income and cash flows is derived from its international operations. The financial position and the results of operations of the Company's foreign subsidiaries (primarily Europe) are measured using local currency of the countries in which they operate and are translated into U.S. dollars. Accordingly, the Company's consolidated operating results and net assets will fluctuate depending upon the strengthening or weakening of the U.S. dollar. To date, the impact of the fluctuations of foreign currencies relative to the U.S. dollar has not had a significant impact on the Company's consolidated financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  During the first quarter of this year, the Statement of Financial Accounting Standards No. 112, "Employers'

                                                                             15


                                                                E-396 and E-397

- --------------------------------------------------------------------------------

Accounting for Postemployment Benefits," was adopted as required. The cumulative effect of the change in accounting principle resulted in a non-cash, after-tax charge of $2,000,000.

SUPPLEMENTAL INFORMATION ON CHANGING PRICES

  The impact of inflation on the Company has been moderate over the last several years and is believed to be consistent with that of the industry as a whole.

ENVIRONMENTAL

  Environmental protection laws continue to affect the Company's manufacturing operations. The Company has complied with these laws by making various capital expenditures for pollution control equipment and through plant operational practices. This compliance has not had, nor does the Company expect it to have, a material effect on financial results. Of course, the Company cannot assess the possible effect of compliance with the enactment of future regulations and laws.

  In late 1985, Kaydon entered into discussions with the Michigan Department of Natural Resources ("MDNR") to develop a remedial cleanup plan for one of its plant sites in Muskegon, Michigan, which is on the Environmental Protection Agency's ("EPA") National Priority List. In 1986, Kaydon took measures necessary to clean up the site according to the plan approved by the MDNR.
These measures included the removal and disposal of contaminated soils and the drilling of ground-water monitoring wells, the results of which have been continually reported to the MDNR. Management believes that it has worked with the MDNR and EPA to the letter and spirit of the law. The site is being evaluated to determine if further action is required. While it is impossible to forecast the ultimate future cost, management believes, based upon ten years of evaluating the site, that such cost will not be material to its operating results.

LITIGATION

  The Company, together with other companies, certain former officers, and certain current and former directors, has been named as a co-defendant in lawsuits filed in the federal court of New York. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation. The premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, was a successor to and alter ego of Keene. Earlier this year an examiner was appointed by a bankruptcy court to examine the issues at stake. On September 23, 1994, the "Preliminary Report of the Examiner" was made public. In the report, the examiner stated that the alleged fraudulent conveyance claims against the Company appear to be time-barred by the statute of limitations, subject to certain possible exceptions which the Company does not believe are significant or factual. Although the examiner has made certain recommendations regarding a mechanism to resolve the claims against the Company, the Court has not taken any action related to the report. Nevertheless, in the Company's opinion, the report reinforces management's original view that the claims will ultimately not be sustained. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. Management believes that the outcome of this litigation will not have a material adverse effect on the Company's financial position.

  Various other claims, lawsuits and environmental matters arising in the normal course of business are pending against the Company. Management believes that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):
- ----------------------------------------------------------------------------------------------------------------------------------
                                                          Quarters (amounts in thousands except per share data)
                                       -------------------------------------------------------------------------------------------
                                             1st                2nd               3rd                4th              Total
                                       ----------------   ---------------   ----------------   ---------------   -----------------
                                        1994      1993     1994     1993     1994      1993     1994     1993      1994     1993
                                       -------   ------   ------   ------   ------    ------   ------   ------   -------   -------
Net Sales   . . . . . . . . . . . . .  $50,125   48,035   52,032   47,195   50,279    44,023   52,259   44,807   204,695   184,060
Gross Profit  . . . . . . . . . . . .  $17,912   16,506   19,966   17,294   18,871    16,487   19,401   17,494    76,150    67,781
Income Before Cumulative Prior
   Year Effect of Change in
   Accounting Principle   . . . . . .  $ 7,192    6,770    8,023    7,013    7,710     6,811    8,301    7,101    31,226    27,695
Cumulative Prior Year Effect of
   Change in Accounting Principle . .  $(2,000)     --       --       --       --        --       --       --     (2,000)      --
                                       -------   ------   ------   ------   ------    ------   ------   ------   -------   -------
Net Income  . . . . . . . . . . . . .  $ 5,192    6,770    8,023    7,013    7,710     6,811    8,301    7,101    29,226    27,695
                                       =======   ======   ======   ======   ======    ======   ======   ======   =======   =======
   Earnings per Share :
  Income Before Cumulative Prior
    Year Effect of Change in
    Accounting Principle  . . . . . .  $  0.43     0.39     0.48     0.40     0.46      0.39     0.50     0.42      1.87      1.60
Cumulative Prior Year Effect of
  Change in Accounting Principle  . .  $ (0.12)     --       --       --       --        --       --       --      (0.12)      --
                                       -------   ------   ------   ------   ------    ------   ------   ------   -------   -------
Net Income  . . . . . . . . . . . . .     0.31     0.39     0.48     0.40     0.46      0.39     0.50     0.42      1.75      1.60
                                       =======   ======   ======   ======   ======    ======   ======   ======   =======   =======
Market Price:
  High  . . . . . . . . . . . . . . .  $ 25.25    31.75    24.25    28.00    23.50     26.75    24.88    22.25     25.25     31.75
  Low   . . . . . . . . . . . . . . .  $ 20.25    23.50    19.75    24.75    20.38     18.00    22.50    18.50     19.75     18.00
- ----------------------------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

- --------------------------------------------------------------------------------

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF KAYDON CORPORATION:

    We have audited the accompanying consolidated balance sheets of Kaydon Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaydon Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

    As explained in Notes 4, 10 and 11 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions; and effective January 1, 1994, the Company changed its method of accounting for postemployment benefits.



/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
January 19, 1995

CONSOLIDATED BALANCE SHEETS
KAYDON CORPORATION AND SUBSIDIARIES
DECEMBER 31, 1994 AND 1993

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                        1994           1993
                                                                                                    ------------   ------------
ASSETS
Current Assets:

  Cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 28,575,000   $ 24,528,000
  Marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     11,092,000         --
  Accounts receivable, less allowances of
     $1,224,000 in 1994 and $1,077,000 in 1993  . . . . . . . . . . . . . . . . . . . . . . . . .     27,230,000     24,543,000
  Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     53,746,000     51,529,000
  Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6,145,000      5,920,000
                                                                                                    ------------   ------------
       Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    126,788,000    106,520,000
                                                                                                    ------------   ------------
Plant and Equipment, at cost:
  Land and improvements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,303,000      3,133,000
  Buildings and leasehold improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     32,557,000     30,201,000
  Machinery and equipment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    129,246,000    122,666,000
                                                                                                    ------------   ------------
                                                                                                     165,106,000    156,000,000
  Less - accumulated depreciation and amortization  . . . . . . . . . . . . . . . . . . . . . . .   (103,859,000)   (95,923,000)
                                                                                                    ------------   ------------
                                                                                                      61,247,000     60,077,000
                                                                                                    ------------   ------------
Cost in excess of net tangible assets of purchased businesses, net  . . . . . . . . . . . . . . .     43,691,000     43,628,000
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     11,858,000      7,197,000
                                                                                                    ------------   ------------
                                                                                                    $243,584,000   $217,422,000
                                                                                                    ============   ============
LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current Liabilities:

  Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     --       $  1,312,000
  Short-term debt   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         --            312,000
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8,856,000      6,724,000
  Accrued expenses -
     Salaries and wages . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6,238,000      4,449,000
     Employee benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      9,141,000      8,224,000
     Income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,805,000      3,103,000
     Other accrued expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12,862,000     10,586,000
                                                                                                    ------------   ------------
       Total current liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     40,902,000     34,710,000
                                                                                                    ------------   ------------
Long-term postretirement and postemployment benefit obligations . . . . . . . . . . . . . . . . .     28,112,000     25,184,000
                                                                                                    ------------   ------------
Long-term debt, less current portion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8,000,000     13,688,000
                                                                                                    ------------   ------------

Stockholders' Investment:

  Preferred stock -

     ($.10 par value, 2,000,000 shares authorized; none issued)   . . . . . . . . . . . . . . . .         --             --
  Common stock -
     ($.10 par value, 48,000,000 shares authorized; 17,540,790 and 17,509,265
     shares issued in 1994 and 1993)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,754,000      1,751,000
  Paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15,762,000     15,179,000
  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    170,718,000    148,214,000
  Less - treasury stock, at cost; (893,224 and 819,624 shares in 1994 and 1993) . . . . . . . . .    (17,047,000)   (15,396,000)
  Cumulative translation adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (4,617,000)    (5,908,000)
                                                                                                    ------------   ------------
                                                                                                     166,570,000    143,840,000
                                                                                                    ------------   ------------
                                                                                                    $243,584,000   $217,422,000
                                                                                                    ============   ============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

KAYDON CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
- -------------------------------------------------------------------------------------------------------------------------------
                                                                               1994                1993                1992
                                                                           ------------        ------------        ------------
Net Sales   . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $204,695,000        $184,060,000        $183,904,000

   Cost of sales  . . . . . . . . . . . . . . . . . . . . . . . . .         128,545,000         116,279,000         117,724,000
                                                                           ------------        ------------        ------------
Gross Profit  . . . . . . . . . . . . . . . . . . . . . . . . . . .          76,150,000          67,781,000          66,180,000

   Selling and administrative expenses  . . . . . . . . . . . . . .          26,391,000          23,467,000          23,958,000
                                                                           ------------        ------------        ------------
Operating Income  . . . . . . . . . . . . . . . . . . . . . . . . .          49,759,000          44,314,000          42,222,000

   Interest expense   . . . . . . . . . . . . . . . . . . . . . . .            (304,000)           (270,000)         (1,823,000)

   Interest income  . . . . . . . . . . . . . . . . . . . . . . . .             913,000             412,000             352,000
                                                                           ------------        ------------        ------------
Income Before Income Taxes and Cumulative . . . . . . . . . . . . .
   Prior Year Effect of Changes in Accounting Principles  . . . . .          50,368,000          44,456,000          40,751,000

   Provision for income taxes   . . . . . . . . . . . . . . . . . .          19,142,000          16,761,000          15,133,000
                                                                           ------------        ------------        ------------

Income Before Cumulative Prior Year Effect of
   Changes in Accounting Principles   . . . . . . . . . . . . . . .          31,226,000          27,695,000          25,618,000

Cumulative Prior Year Effect of Changes in
   Accounting Principles for:
      Postemployment benefits, net of income tax
        benefit of $1,200,000 . . . . . . . . . . . . . . . . . . .          (2,000,000)             --                  --
      Postretirement benefits, net of income tax
        benefit of $9,547,000 . . . . . . . . . . . . . . . . . . .              --                  --             (16,047,000)
      Income taxes  . . . . . . . . . . . . . . . . . . . . . . . .              --                  --                 803,000
                                                                           ------------        ------------        ------------

Net Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 29,226,000        $ 27,695,000        $ 10,374,000
                                                                           ============        ============        ============


Earnings Per Share Before Cumulative Prior Year
   Effect of Changes in Accounting Principles   . . . . . . . . . .        $       1.87        $       1.60        $       1.47

Cumulative Prior Year Effect of Changes in
   Accounting Principles for:
      Postemployment benefits   . . . . . . . . . . . . . . . . . .               (0.12)             --                  --
      Postretirement benefits   . . . . . . . . . . . . . . . . . .               --                 --                   (0.92)
      Income taxes  . . . . . . . . . . . . . . . . . . . . . . . .               --                 --                    0.04
                                                                           ------------        ------------        ------------

Earnings Per Share  . . . . . . . . . . . . . . . . . . . . . . . .        $       1.75        $       1.60        $       0.59
                                                                           ============        ============        ============

Dividends Per Share   . . . . . . . . . . . . . . . . . . . . . . .        $       0.41        $       0.37        $       0.32
                                                                           ============        ============        ============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S INVESTMENT

KAYDON CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Cumulative
                                            Common        Paid-in       Retained       Treasury        Translation
                                            Stock         Capital       Earnings         Stock          Adjustment       Total
                                          ----------    -----------   ------------   ------------      ------------   ------------
Balance, December 31, 1991  . . . .       $  869,000    $13,592,000   $122,723,000   $   (963,000)     $  1,280,000   $137,501,000

   Net income, 1992   . . . . . . .             --             --       10,374,000           --                --       10,374,000
   Cash dividends declared  . . . .             --             --       (5,465,000)          --                --       (5,465,000)
   Two-for-one stock split  . . . .          869,000       (869,000)          --             --                --             --
   Issuance of 51,450 shares of
      common stock under
      stock option plan   . . . . .            5,000        949,000           --             --                --          954,000
   Current year translation
      adjustment  . . . . . . . . .             --             --             --             --          (7,098,000)    (7,098,000)
   Adjustment for minimum
      pension liability   . . . . .             --             --         (190,000)          --                --         (190,000)
                                          ----------    -----------   ------------   ------------      ------------   ------------

Balance, December 31, 1992  . . . .        1,743,000     13,672,000    127,442,000       (963,000)       (5,818,000)   136,076,000

   Net income, 1993   . . . . . . .             --             --       27,695,000           --                --       27,695,000
   Cash dividends declared  . . . .             --             --       (6,387,000)          --                --       (6,387,000)
   Issuance of 73,625 shares
      of common stock under
      stock option plan   . . . . .            8,000      1,507,000           --             --                --        1,515,000
   Purchase of 761,182 shares
      of treasury stock   . . . . .             --             --             --      (14,433,000)             --      (14,433,000)
   Current year translation
      adjustment  . . . . . . . . .             --             --             --             --             (90,000)       (90,000)
   Adjustment for minimum
      pension liability   . . . . .             --             --         (536,000)          --                --         (536,000)
                                          ----------    -----------   ------------   ------------      ------------   ------------

Balance, December 31, 1993  . . . .        1,751,000     15,179,000    148,214,000    (15,396,000)       (5,908,000)   143,840,000

   Net income, 1994   . . . . . . .             --             --       29,226,000           --                --       29,226,000
   Cash dividends declared  . . . .             --             --       (6,840,000)          --                --       (6,840,000)
   Issuance of 31,525 shares of
      common stock under
      stock option plan   . . . . .            3,000        583,000           --             --                --          586,000
   Purchase of 73,600 shares of
      treasury stock  . . . . . . .             --             --             --       (1,651,000)             --       (1,651,000)
   Current year translation
      adjustment  . . . . . . . . .             --             --             --             --           1,291,000      1,291,000
   Adjustment for minimum
      pension liability   . . . . .             --             --          118,000           --                --          118,000
                                          ----------    -----------   ------------   ------------      ------------   ------------

Balance, December 31, 1994  . . . .       $1,754,000    $15,762,000   $170,718,000   $(17,047,000)     $ (4,617,000)  $166,570,000
                                          ==========    ===========   ============   ============      ============   ============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

KAYDON CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                            1994                  1993                  1992
                                                                         ------------          ------------          ------------
Cash Flows from Operating Activities:
   Net income   . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 29,226,000          $ 27,695,000          $ 10,374,000
   Adjustments to reconcile net income to
     net cash provided by operating activities -
       Depreciation and amortization  . . . . . . . . . . . . . . .        10,641,000            10,264,000            11,194,000
       Cumulative prior year effect of changes
         in accounting principles   . . . . . . . . . . . . . . . .         2,000,000                  --              15,244,000
       Deferred taxes   . . . . . . . . . . . . . . . . . . . . . .        (2,594,000)           (2,625,000)           (2,989,000)
       Changes in assets and liabilities, net of
         effects of acquisitions of businesses:
           Accounts receivable  . . . . . . . . . . . . . . . . . .        (1,097,000)           (2,710,000)            3,603,000
           Inventories  . . . . . . . . . . . . . . . . . . . . . .          (483,000)            4,290,000               (75,000)
           Other current assets   . . . . . . . . . . . . . . . . .           171,000             1,236,000              (983,000)
           Accounts payable   . . . . . . . . . . . . . . . . . . .         1,650,000               819,000            (2,778,000)
           Accrued expenses   . . . . . . . . . . . . . . . . . . .         3,934,000             1,202,000             4,268,000
           Long-term postretirement and
             postemployment benefit obligations   . . . . . . . . .           728,000              (934,000)              524,000
                                                                         ------------          ------------          ------------
             Net cash provided by operating activities  . . . . . .        44,176,000            39,237,000            38,382,000
                                                                         ------------          ------------          ------------

Cash Flows from Investing Activities:
   Purchases of marketable securities   . . . . . . . . . . . . . .       (11,092,000)                 --                    --
   Additions to plant and equipment, net  . . . . . . . . . . . . .        (6,746,000)           (5,088,000)           (6,057,000)
   Acquisitions of businesses   . . . . . . . . . . . . . . . . . .        (7,268,000)             (716,000)                 --
                                                                         ------------          ------------          ------------
                 Net cash used in investing activities  . . . . . .       (25,106,000)           (5,804,000)           (6,057,000)
                                                                         ------------          ------------          ------------

Cash Flows from Financing Activities:
   Principal payments of long-term debt   . . . . . . . . . . . . .        (7,000,000)          (10,000,000)          (14,275,000)
   Cash dividends paid  . . . . . . . . . . . . . . . . . . . . . .        (6,687,000)           (6,270,000)           (5,202,000)
   Net (payments) borrowings under lines of credit  . . . . . . . .          (312,000)              222,000            (6,783,000)
   Proceeds from issuance of common stock   . . . . . . . . . . . .           518,000             1,189,000               789,000
   Purchase of treasury stock . . . . . . . . . . . . . . . . . . .        (1,651,000)          (14,433,000)                 --
   Proceeds from issuance of long-term debt   . . . . . . . . . . .              --               7,000,000                  --
                                                                         ------------          ------------          ------------
                 Net cash used in financing activities  . . . . . .       (15,132,000)          (22,292,000)          (25,471,000)
                                                                         ------------          ------------          ------------
Effect of Exchange Rate Changes on Cash
   and Cash Equivalents   . . . . . . . . . . . . . . . . . . . . .           109,000              (277,000)           (1,052,000)
                                                                         ------------          ------------          ------------
Net Increase in Cash and Cash Equivalents   . . . . . . . . . . . .         4,047,000            10,864,000             5,802,000

Cash and Cash Equivalents - Beginning of Year   . . . . . . . . . .        24,528,000            13,664,000             7,862,000
                                                                         ------------          ------------          ------------
Cash and Cash Equivalents - End of Year   . . . . . . . . . . . . .      $ 28,575,000          $ 24,528,000          $ 13,664,000
                                                                         ============          ============          ============

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KAYDON CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of Kaydon Corporation and its wholly-owned domestic and foreign subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

DESCRIPTION OF BUSINESS:

     The Company designs, manufactures and sells custom-engineered products for a broad and diverse customer base. The Company's principal products include antifriction bearings, bearing systems, filters, filter housings, high performance rings, sealing rings, specialty retaining rings and balls, shaft seals and slip-rings. These products are used by customers in a wide variety of medical, instrumentation, material handling, machine tool positioning, aerospace, defense, construction and other industrial applications.

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES:

     Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions of this statement, the Company's cash and cash equivalents and marketable securities are considered "held-to-maturity" and are stated at amortized cost which approximates fair market value at December 31, 1994. Cash and cash equivalents have maturity dates of three months or less from the date of purchase. Marketable securities include United States Treasury Bills with maturity dates of less than one year. Both cash equivalents and marketable securities are high-credit quality financial instruments. The Company's portfolio of cash and cash equivalents and marketable securities consists of the following at December 31,:

                                                                             1994                  1993
                                                                          -----------           -----------
Cash and cash equivalents:
  Cash held in banks  . . . . . . . . . . . . . . . . . . . . . . .       $ 2,725,000           $ 3,860,000
  U.S. Treasury Bills   . . . . . . . . . . . . . . . . . . . . . .        20,294,000            17,011,000
  Other cash equivalents  . . . . . . . . . . . . . . . . . . . . .         5,556,000             3,657,000
                                                                          -----------           -----------
                                                                           28,575,000            24,528,000
Marketable Securities:
  U.S. Treasury Bills   . . . . . . . . . . . . . . . . . . . . . .        11,092,000                  --
                                                                          -----------           -----------
     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $39,667,000           $24,528,000
                                                                          ===========           ===========

INVENTORIES:

     Inventories are valued at the lower of cost or market and include material, labor and overhead. Cost is determined using the first-in, first-out ("FIFO") method for substantially all inventories. Inventories are summarized as follows:

                                                                                     December 31,
                                                                          ---------------------------------
                                                                             1994                  1993
                                                                          -----------           -----------
Raw material  . . . . . . . . . . . . . . . . . . . . . . . . . . .       $13,136,000           $12,251,000
Work in process   . . . . . . . . . . . . . . . . . . . . . . . . .        11,995,000            10,347,000
Finished goods  . . . . . . . . . . . . . . . . . . . . . . . . . .        28,615,000            28,931,000
                                                                          -----------           -----------
                                                                          $53,746,000           $51,529,000
                                                                          ===========           ===========

PLANT AND EQUIPMENT:

     Plant and equipment are stated at cost. The cost is depreciated over the estimated useful lives of the assets using the straight-line method. Useful lives vary among the classifications, but generally fall within the following ranges:

Buildings, land improvements and
  leasehold improvements  . . . . . . . . . . . . . . . .  10 - 40 years
Machinery and equipment   . . . . . . . . . . . . . . . .   3 - 15 years

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

COST IN EXCESS OF NET TANGIBLE ASSETS OF PURCHASED BUSINESSES:

     Cost in excess of net tangible assets of purchased businesses ("goodwill") totaling $16,239,000 arose prior to 1971 and is not being amortized since, in the opinion of management, there has been no diminution in value. Goodwill acquired after 1970 is being amortized on a straight-line basis over a period of 40 years and is stated net of accumulated amortization of $2,807,000 and $1,971,000 at December 31, 1994 and 1993, respectively.

       The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance may not be recoverable. When factors indicate that such cost should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the goodwill in measuring whether the cost is recoverable.

22

- --------------------------------------------------------------------------------
OTHER ASSETS:

     Other assets include, among other items, deferred tax assets and various patents and noncompete agreements. Deferred tax assets are further discussed in Note 4. Patents and noncompete agreements are being amortized on a straight-line basis ranging from 4 to 15 years. They are stated net of accumulated amortization of $2,474,000 and $2,118,000 at December 31, 1994 and 1993, respectively.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amounts of financial instruments included in current assets and current liabilities approximate fair value due to the short-term nature of these instruments. The stated value of the Company's long-term debt approximates fair value as interest rates on that debt are tied to the prime rate and adjust frequently to prevailing market conditions.

(2) CAPITAL STOCK

     On April 16, 1992, the Company's stockholders approved an amendment to the Articles of Incorporation increasing the authorized common stock from 12,000,000 to 48,000,000 shares of $.10 par value stock. Subsequent to receiving approval to increase the authorized shares, on April 16, 1992, the Board of Directors approved a two-for-one stock split for stockholders of record at April 30, 1992. Common stock was increased by $869,000 with an offsetting reduction to additional paid-in capital, to reflect the $.10 par value per share for each additional share issued.

     Where applicable, references in the financial statements with regard to number of shares of common stock or related per share amounts have been restated to reflect the stock split.

(3) EARNINGS PER SHARE

     Earnings per share of common stock are based on the weighted average of outstanding common shares and common share equivalents to the extent they are dilutive during the three years presented (approximately 16,726,000, 17,313,000, 17,439,000 in 1994, 1993 and 1992, respectively).

(4) INCOME TAXES

      Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      As of January 1, 1992, the Company recorded a tax credit of approximately $803,000 or $.04 per share, which represents the net decrease in the deferred tax liability as of that date. Such amount has been reflected in the 1992 consolidated statement of income as a cumulative prior year effect of a change in accounting principle. There was no significant effect on 1992 pretax income resulting from the adoption of SFAS 109.

      The provision for income taxes consisted of the following:

                                    1994              1993             1992
                                -----------       -----------      -----------
Current:
  U.S. Federal  . . . . . . .   $17,909,000       $15,263,000      $13,031,000
  State . . . . . . . . . . .     2,393,000         2,060,000        2,046,000
  Foreign . . . . . . . . . .     1,348,000         1,401,000        1,461,000
  U.S. Federal
    Rate Change . . . . . . .          --             445,000             --
                                -----------       -----------      -----------
                                 21,650,000        19,169,000       16,538,000
                                -----------       -----------      -----------





Deferred:
  U.S. Federal  . . . . . . .    (1,669,000)       (1,260,000)      (1,281,000)
  State   . . . . . . . . . .      (277,000)          (43,000)        (124,000)
  Foreign   . . . . . . . . .      (562,000)         (928,000)            --
  U.S. Federal
    Rate Change . . . . . . .          --            (177,000)            --
                                -----------       -----------      -----------
                                 (2,508,000)       (2,408,000)      (1,405,000)
                                -----------       -----------      -----------
                                $19,142,000       $16,761,000      $15,133,000
                                ===========       ===========      ===========

     In 1994, 1993 and 1992, the Company's effective tax rates were 38.0%, 37.7% and 37.1%, respectively, of income before income taxes and cumulative prior year effect of changes in accounting principles and differed from the U.S. federal statutory income tax rate primarily due to the effect of state income taxes, net of the federal tax benefit.

     Cash expended for income taxes totaled $21,261,000 in 1994, $19,603,000 in 1993 and $15,164,000 in 1992.

KAYDON CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------

     The tax effect and type of significant temporary differences by component which gave rise to the net deferred tax asset as of December 31, 1994 and 1993 were as follows:

                                                1994            1993
                                            -----------      -----------
Deferred tax assets:
  Postretirement and
    postemployment
    benefit obligations   . . . . . . . .   $11,594,000      $10,077,000
  Financial accruals and reserves
    not currently deductible  . . . . . .     5,496,000        3,857,000
  Inventory accounting method
    and basis differences   . . . . . . .     3,405,000        2,969,000
  Other . . . . . . . . . . . . . . . . .       643,000          580,000
  Valuation allowance   . . . . . . . . .          --               --
                                            -----------      -----------
                                             21,138,000       17,483,000
                                            -----------      -----------
Deferred tax liabilities:
  Plant and equipment basis
    differences, including
    depreciation and
    amortization  . . . . . . . . . . . .    (7,398,000)      (7,889,000)
  Other   . . . . . . . . . . . . . . . .      (666,000)        (584,000)
                                            -----------      -----------
                                             (8,064,000)      (8,473,000)
                                            -----------      -----------
                                            $13,074,000      $ 9,010,000
                                            ===========      ===========

    The Company has not provided for United States income taxes on undistributed earnings of foreign subsidiaries. Recording of deferred income taxes on these undistributed earnings is not required as these earnings have been permanently reinvested. The amounts subject to U.S. taxation upon remittance of these earnings as dividends would be substantially offset by available foreign tax credits.

(5) SHORT-TERM DEBT

     The Company has short-term lines of credit with banks totaling $31,000,000 with no outstanding borrowings at December 31, 1994. The rates of interest on the outstanding balances of each of these lines are at or slightly below the applicable prime commercial rate (as defined in the respective agreements), which was 8.5% at December 31, 1994. The weighted average interest rate during 1994 was approximately 6.5%.

(6) LONG-TERM DEBT

     The Company's long-term debt consists of the following at December 31,:

                                                 1994            1993
                                              ----------      -----------
Industrial Revenue Bonds  . . . . . . . .     $8,000,000      $ 8,000,000
Revolving credit lines  . . . . . . . . .           --          7,000,000
                                              ----------      -----------
                                               8,000,000       15,000,000
Less-current portion  . . . . . . . . . .           --         (1,312,000)
                                              ----------      -----------
                                              $8,000,000      $13,688,000
                                              ==========      ===========

     The Company has $85,000,000 of domestic and $2,500,000 of foreign borrowings available under its revolving credit and term loan agreements, none of which are outstanding at December 31, 1994. The borrowing rate is defined in the agreements and is the prime commercial rate or lower. The available interest rate at December 31, 1994 was 6.63%. Commitment fees ranging from .2% to .375% of the unused portion of credit are charged quarterly.

     The Industrial Revenue Bonds ("IRB's") are due from 1997 through 1999 and provide for monthly interest payments at a floating rate derived from the prime commercial rate, market conditions and the credit rating of the bank issuing the letter of credit collateralizing the bonds. The IRB's are subject to purchase and put agreements whereby the bondholders may, at their option, sell the bonds to the Company at face value in 1996.

     The annual maturities for long-term debt, assuming the IRB bondholders do not exercise their option to sell the bonds to the Company, are summarized as follows:


YEAR ENDING DECEMBER 31,
1995  . . . . . . . . . . . . . . . . .        --
1996  . . . . . . . . . . . . . . . . .        --
1997  . . . . . . . . . . . . . . . . .    $4,000,000
1998  . . . . . . . . . . . . . . . . .        --
1999  . . . . . . . . . . . . . . . . .    $4,000,000
Thereafter  . . . . . . . . . . . . . .        --

     Provisions of the IRB and revolving credit agreements contain covenants which require, among other things, the maintenance of a minimum working capital ratio and a specified level of stockholders' investment. At December 31, 1994, the Company was in compliance with these provisions.

     Cash expended for interest on debt totaled $306,000 in 1994, $349,000 in 1993 and $1,943,000 in 1992.

(7) STOCK OPTIONS

     On April 21, 1993, the Company's stockholders approved two new stock option plans, the 1993 Stock Option Plan and the 1993 Non-Employee Directors Stock Option Plan. The Company's previous stock option plan, created in 1984 with a term of ten years, was terminated in 1993. The 1993 Stock Option Plan has a maximum 1,000,000 shares available for grant of which 832,250 remained available for grant at December 31, 1994. The 1993 Non-Employee Directors Stock Option Plan has a maximum 100,000 shares available for grant of which 90,000 remained available for grant at December 31, 1994. Under the terms of both Plans, the purchase price of shares subject to each option granted will not be less than fair market value at the date of grant. Options granted become exercisable at the rate of 25% per year, commenc-

- --------------------------------------------------------------------------------

ing one year after the date of grant and expiring five years from the date of grant. No charges to operations are recorded with respect to authorization, grants or exercising of these options.

     A summary of stock option information is as follows:

                                    OPTIONS     PRICE RANGE
                                    -------    -------------
Outstanding at
  December 31, 1991   . . . . . .   634,400    $12.63-$23.75
Granted   . . . . . . . . . . . .    73,000    $19.38-$24.25
Exercised   . . . . . . . . . . .   (51,450)   $12.63-$19.38
Cancelled   . . . . . . . . . . .   (24,250)       $19.38
                                    -------    -------------
Outstanding at
  December 31, 1992   . . . . . .   631,700    $12.69-$24.25
Granted   . . . . . . . . . . . .   124,750    $22.00-$27.00
Exercised   . . . . . . . . . . .   (73,625)   $12.69-$19.38
Cancelled   . . . . . . . . . . .   (17,250)   $19.38-$24.25
                                    -------    -------------
Outstanding at
  December 31, 1993   . . . . . .   665,575    $16.25-$27.00
Granted   . . . . . . . . . . . .    54,000        $23.88
Exercised   . . . . . . . . . . .   (31,525)   $16.25-$19.38
Cancelled   . . . . . . . . . . .    (9,875)   $19.38-$22.00
                                    -------    -------------
Outstanding at
  December 31, 1994   . . . . . .   678,175    $16.88-$27.00
                                    =======    =============
Exercisable at
  December 31, 1994   . . . . . .   424,560    $16.88-$27.00
                                    =======    =============

(8) PLANT CONSOLIDATION

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

(9) EMPLOYEE BENEFIT PLANS

     The Company maintains several defined benefit pension plans which cover substantially all employees. Benefits paid under these plans are based generally on employees' years of service and compensation during the final years of employment. The Company's policy is to fund the minimum amounts required by the Employee Retirement Income Security Act of 1974. Plan assets consist principally of publicly traded equity and debt securities which included 80,000 shares of Kaydon Corporation common stock at December 31, 1994 and 1993.

     Net pension cost includes the following components:

                                                                   1994                  1993                 1992
                                                                -----------          -----------           -----------
Service cost - benefits
  earned during the year  . . . . . . . . . . . . . . . .       $ 1,170,000          $ 1,187,000           $ 1,280,000
Interest cost on projected
  benefit obligation  . . . . . . . . . . . . . . . . . .         2,417,000            2,288,000             2,217,000
Actual return on plan
  assets  . . . . . . . . . . . . . . . . . . . . . . . .        (1,236,000)          (3,314,000)           (1,761,000)
Net amortization and
  deferral-
    Amortization of
      unrecognized net
      transition obligation   . . . . . . . . . . . . . .            14,000               49,000                48,000
    Deferral of unrecognized
      net (loss) gain   . . . . . . . . . . . . . . . . .        (1,057,000)           1,290,000              (197,000)
    One-time curtailment
      loss (Note 8) . . . . . . . . . . . . . . . . . . .             --               1,163,000                  --
                                                                -----------          -----------           -----------
Net pension cost  . . . . . . . . . . . . . . . . . . . .       $ 1,308,000          $ 2,663,000           $ 1,587,000
                                                                ===========          ===========           ===========

     The funded status of the plans as of September 30, 1994 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1994 are as follows:

                                                               Plans With                     Plans With
                                                                 Assets                       Accumulated
                                                                Exceeding                       Benefits
                                                               Accumulated                     Exceeding
                                                                Benefits                         Assets
                                                               ------------                  ------------
Accumulated present value of
  benefit obligation-
     Vested benefits  . . . . . . . . . . . . . . . . . .      $(12,031,000)                 $(15,299,000)
     Nonvested benefits   . . . . . . . . . . . . . . . .          (320,000)                   (1,797,000)
                                                               ------------                  ------------
Accumulated benefit
  obligation  . . . . . . . . . . . . . . . . . . . . . .       (12,351,000)                  (17,096,000)
Effect of projected
  future salary increases   . . . . . . . . . . . . . . .        (3,424,000)                     (204,000)
Projected benefit obligation  . . . . . . . . . . . . . .       (15,775,000)                  (17,300,000)
Fair value of plan assets   . . . . . . . . . . . . . . .        16,061,000                    11,118,000
                                                               ------------                  ------------
Plan assets in excess of (less than)
  projected benefit obligation  . . . . . . . . . . . . .           286,000                    (6,182,000)
Unrecognized net transition
  (asset) obligation  . . . . . . . . . . . . . . . . . .          (325,000)                      527,000
Unrecognized prior service cost . . . . . . . . . . . . .          (379,000)                    1,395,000
Unrecognized net (gain) loss  . . . . . . . . . . . . . .          (606,000)                    1,241,000
Adjustments required to
  recognize minimum liability . . . . . . . . . . . . . .              --                      (2,826,000)
                                                               ------------                  ------------
Pension costs accrued as of
  September 30, 1994  . . . . . . . . . . . . . . . . . .        (1,024,000)                   (5,845,000)
Accrual for fourth
  quarter 1994  . . . . . . . . . . . . . . . . . . . . .           (70,000)                     (263,000)
Contributions for fourth
  quarter 1994  . . . . . . . . . . . . . . . . . . . . .              --                         577,000
Pension costs accrued as of
                                                               ------------                  ------------
  December 31, 1994   . . . . . . . . . . . . . . . . . .      $ (1,094,000)                 $ (5,531,000)
                                                               ============                  ============

KAYDON CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------

     The funded status of the plans as of September 30, 1993 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1993 are as follows:

                                                               Plans With                    Plans With
                                                                 Assets                      Accumulated
                                                                Exceeding                      Benefits
                                                               Accumulated                    Exceeding
                                                                 Benefits                       Assets
                                                               ------------                  ------------
Accumulated present value of
  benefit obligation-
Vested benefits   . . . . . . . . . . . . . . . . . . . .      $(11,374,000)                 $(15,395,000)
Nonvested benefits  . . . . . . . . . . . . . . . . . . .          (537,000)                   (1,519,000)
                                                               ------------                  ------------
Accumulated benefit
  obligation  . . . . . . . . . . . . . . . . . . . . . .       (11,911,000)                  (16,914,000)
Effect of projected
  future salary increases   . . . . . . . . . . . . . . .        (3,177,000)                         --
                                                               ------------                  ------------
Projected benefit obligation  . . . . . . . . . . . . . .       (15,088,000)                  (16,914,000)
Fair value of plan assets   . . . . . . . . . . . . . . .        16,153,000                    10,940,000
                                                               ------------                  ------------
Plan assets in excess of (less than)
  projected benefit obligation  . . . . . . . . . . . . .         1,065,000                    (5,974,000)
Unrecognized net transition
  (asset) obligation  . . . . . . . . . . . . . . . . . .          (369,000)                      595,000
Unrecognized prior service cost   . . . . . . . . . . . .          (398,000)                    1,198,000
Unrecognized net (gain) loss  . . . . . . . . . . . . . .          (998,000)                    1,469,000
Adjustments required to
  recognize minimum liability   . . . . . . . . . . . . .              --                      (3,001,000)
                                                               ------------                  ------------
Pension costs accrued as of
  September 30, 1993  . . . . . . . . . . . . . . . . . .          (700,000)                   (5,713,000)
Accrual for fourth
  quarter 1993  . . . . . . . . . . . . . . . . . . . . .          (113,000)                     (261,000)
Contributions for fourth
  quarter 1993  . . . . . . . . . . . . . . . . . . . . .              --                         145,000
                                                               ------------                  ------------
Pension costs accrued as of
  December 31, 1993   . . . . . . . . . . . . . . . . . .
                                                               $   (813,000)                 $ (5,829,000)
                                                               ============                  ============

    The assumptions used in the determination of net pension cost were as follows:

                                               1994       1993        1992
                                               ----       ----        ----
Discount rate   . . . . . . . . . . . . . . .  7.75%      7.50%       8.25%
Rate of salary progression  . . . . . . . . .  4.50%      4.50%       5.00%
Long-term rate of return on assets  . . . . .  9.00%      9.00%       9.00%

The Company and its domestic subsidiaries also offer 401(k) savings plans in which substantially all of their employees may participate. The majority of the contributions to the plans are made by the employees.

(10) OTHER POSTRETIREMENT BENEFITS

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

     During the fourth quarter of 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," retroactive to January 1, 1992. This statement requires the accrual of the cost of providing postretirement benefits for medical, dental and life insurance coverage over the active service period of the employee. The Company elected to immediately recognize the accumulated liability, measured as of January 1, 1992 which totaled $16,047,000 or $.92 per share after tax. In addition, this change in accounting principle also decreased 1992 income after tax by $1,088,000 or $.06 per share.

     The components of net postretirement benefit cost are as follows:

                                                 1994                 1993
                                              ----------          -----------
Service cost  . . . . . . . . . . . . . .     $  586,000          $   689,000
Interest cost on accumulated
  benefit obligation  . . . . . . . . . .      1,848,000            1,850,000
Amortization of unrecognized
  prior service cost  . . . . . . . . . .       (241,000)            (301,000)
One-time gain due to
 curtailment (Note 8)   . . . . . . . . .           --             (2,158,000)
                                              ----------          -----------
Net postretirement benefit cost   . . . .     $2,193,000          $    80,000
                                              ==========          ===========

     The plans' funded status at December 31, 1994 and 1993 is as follows:

                                                1994                  1993
                                            ------------          ------------
Accumulated postretirement
  benefit obligation:
    Retirees  . . . . . . . . . . . . . .   $(10,809,000)         $(12,085,000)
    Fully eligible active plan
      participants  . . . . . . . . . . .       (163,000)             (100,000)
    Other active plan
      participants  . . . . . . . . . . .    (10,826,000)           (9,757,000)
                                            ------------          ------------
        Projected benefit
          obligation  . . . . . . . . . .    (21,798,000)          (21,942,000)
Plan assets   . . . . . . . . . . . . . .           --                    --
                                            ------------          ------------
Funded status   . . . . . . . . . . . . .    (21,798,000)          (21,942,000)
Unrecognized prior
  service cost  . . . . . . . . . . . . .     (3,078,000)           (3,288,000)
Unrecognized net gain   . . . . . . . . .     (2,536,000)           (1,154,000)
                                            ------------          ------------
Accrued postretirement
  benefit obligation  . . . . . . . . . .   $(27,412,000)         $(26,384,000)
                                            ============          ============

- --------------------------------------------------------------------------------

The accrued postretirement benefit obligation is reflected in the Company's consolidated balance sheets as follows:

                                           1994                 1993
                                       ------------         ------------
Current liability   . . . . . . . .    $ (1,200,000)        $ (1,200,000)
Long-term liability   . . . . . . .     (26,212,000)         (25,184,000)
                                       ------------         ------------
Total obligation  . . . . . . . . .    $(27,412,000)        $(26,384,000)
                                       ============         ============

     The accumulated postretirement benefit obligation ("APBO") was actuarially determined based on assumptions regarding the discount rate and projected future increases in postretirement benefit costs ("the healthcare cost trend rate").

     The assumptions used in the determination of the APBO and the net postretirement benefit cost were as follows:

                                            1994          1993          1992
                                           ------        ------        ------
Discount rate . . . . . . . . . . . . . .   7.75%         7.50%         8.25%
Healthcare cost trend rates -
  Participants under 65 years of age  . .  14.00%        15.00%        16.00%
  Participants 65 years of age
    and over  . . . . . . . . . . . . . .  10.00%        10.50%        11.50%

     The healthcare cost trend rates for participants under the age of 65 and participants 65 years of age and over are assumed to decrease ratably to 6% (6% in 1993, 7% in 1992) by 2002 and remain at that level thereafter. A 1% increase in the healthcare cost trend rate would have increased the APBO by approximately $3,023,000, and the net postretirement benefit cost by approximately $332,000 in 1994.

(11) POSTEMPLOYMENT BENEFITS

     Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to accrue for benefits provided to former or inactive employees after employment, but prior to retirement. For the Company, this statement primarily applies to costs associated with disability-related benefits. The cumulative effect of this change in accounting principle resulted in a charge to net income of $2,000,000 in 1994.

(12) LEASE COMMITMENTS

     Total minimum rentals payable under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1994 are as follows:

YEAR ENDING DECEMBER 31,
  1995  . . . . . . . . . . . . .   $  694,000
  1996  . . . . . . . . . . . . .      631,000
  1997  . . . . . . . . . . . . .      527,000
  1998  . . . . . . . . . . . . .      476,000
  1999  . . . . . . . . . . . . .      337,000
  Thereafter  . . . . . . . . . .    2,147,000

     Aggregate rental expense charged to operations was $1,351,000, $1,249,000 and $1,339,000 in 1994, 1993 and 1992, respectively.

(13) ACQUISITION

      The Company acquired certain assets and certain liabilities of Industrial Tectonics Inc ("ITI"), a manufacturer of specialty balls used in measuring devices, floats, valves, ball point pens and antifriction bearings, located in Dexter, Michigan. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of ITI have been included in the 1994 consolidated financial statements since January 28, 1994, the effective date of the acquisition. The cash consideration for the acquisition, net of cash acquired, was approximately $7,268,000.

(14) CONTINGENCIES

     The Company, together with other companies, certain former officers, and certain current and former directors, has been named as a co-defendant in lawsuits filed in the federal court of New York. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation. The premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, was a successor to and alter ego of Keene. Earlier this year an examiner was appointed by a bankruptcy court to examine the issues at stake. On September 23, 1994, the "Preliminary Report of the Examiner" was made public. In the report, the examiner stated that the alleged fraudulent conveyance claims against the Company appear to be time-barred by the statute of limitations, subject to certain possible exceptions which the Company does not believe are significant or factual. Although the examiner has made certain recommendations regarding a mechanism to resolve the claims against the Company, the Court has not taken any action related to the report. Nevertheless, in the Company's opinion, the report reinforces management's original view that the claims will ultimately not be sustained. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. Management believes that the outcome of this litigation will not have a material adverse effect on the Company's financial position.

      Various other claims, lawsuits and environmental matters arising in the normal course of business are pending against the Company. Management believes that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

KAYDON CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------

(15) BUSINESS SEGMENT INFORMATION

     The Company operates predominately in one industry segment, the design, manufacture and sale of custom-engineered products. During 1994, 1993 and 1992, sales to no single customer exceeded 10% of total sales. Transfers between geographic areas represent the selling price of sales to affiliates, which is generally based on cost plus a mark-up. Corporate assets are those assets maintained for general purposes, principally cash, cash equivalents and cost in excess of net tangible assets of purchased businesses. All other assets have been identified with domestic or foreign operations. Information regarding the Company's operations in the United States and Europe for 1994, 1993 and 1992 is as follows:

- -----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994                                UNITED STATES         EUROPE           ELIMINATIONS        CONSOLIDATED
- -----------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers   . . . . . . . . . . . .   $183,865,000        $20,830,000        $    --             $204,695,000
Transfers between geographic areas  . . . . . . . . . . .         --              3,119,000         (3,119,000)               --
                                                            ------------        -----------        -----------         ------------
   Total sales. . . . . . . . . . . . . . . . . . . . . .   $183,865,000        $23,949,000        $(3,119,000)        $204,695,000
                                                            ============        ===========        ===========         ============
Operating income  . . . . . . . . . . . . . . . . . . . .   $ 46,069,000        $ 4,147,000        $  (457,000)        $ 49,759,000
Interest income, net  . . . . . . . . . . . . . . . . . .                                                                   609,000
                                                                                                                       ------------
Income before income taxes and cumulative prior year
   effect of changes in accounting principles   . . . . .                                                              $ 50,368,000
                                                                                                                       ============
Identifiable assets   . . . . . . . . . . . . . . . . . .   $141,128,000        $25,698,000             --             $166,826,000
Corporate assets  . . . . . . . . . . . . . . . . . . . .                                                                76,758,000
                                                                                                                       ------------
   Total assets . . . . . . . . . . . . . . . . . . . . .                                                              $243,584,000
                                                                                                                       ============
- -----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1993                                UNITED STATES          EUROPE          ELIMINATIONS        CONSOLIDATED
- -----------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers   . . . . . . . . . . . .   $165,611,000        $18,449,000        $    --             $184,060,000
Transfers between geographic areas  . . . . . . . . . . .             --          4,503,000         (4,503,000)               --
                                                            ------------        -----------        -----------         ------------
   Total sales. . . . . . . . . . . . . . . . . . . . . .   $165,611,000        $22,952,000        $(4,503,000)        $184,060,000
                                                            ============        ===========        ===========         ============
Operating income  . . . . . . . . . . . . . . . . . . . .   $ 40,267,000        $ 4,764,000        $  (717,000)        $ 44,314,000
Interest income, net  . . . . . . . . . . . . . . . . . .                                                                   142,000
                                                                                                                       ------------
Income before income taxes and cumulative prior year
   effect of changes in accounting principles   . . . . .                                                              $ 44,456,000
                                                                                                                       ============
Identifiable assets   . . . . . . . . . . . . . . . . . .   $131,918,000        $21,783,000             --             $153,701,000
Corporate assets  . . . . . . . . . . . . . . . . . . . .                                                                63,721,000
                                                                                                                       ------------
   Total assets . . . . . . . . . . . . . . . . . . . . .                                                              $217,422,000
                                                                                                                       ============
- -----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1992                                UNITED STATES          EUROPE          ELIMINATIONS        CONSOLIDATED
- -----------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers   . . . . . . . . . . . .   $161,646,000        $22,258,000        $    --             $183,904,000
Transfers between geographic areas  . . . . . . . . . . .             --          6,229,000         (6,229,000)               --
                                                            ------------        -----------        -----------         ------------
   Total sales. . . . . . . . . . . . . . . . . . . . . .   $161,646,000        $28,487,000        $(6,229,000)        $183,904,000
                                                            ============        ===========        ===========         ============
Operating income  . . . . . . . . . . . . . . . . . . . .   $ 36,941,000        $ 5,952,000        $  (671,000)        $ 42,222,000
Interest expense, net   . . . . . . . . . . . . . . . . .                                                                (1,471,000)
                                                                                                                       ------------
Income before income taxes and cumulative prior year
   effect of changes in accounting principles   . . . . .                                                              $ 40,751,000
                                                                                                                       ============
Identifiable assets   . . . . . . . . . . . . . . . . . .   $132,067,000        $17,659,000             --             $149,726,000
Corporate assets  . . . . . . . . . . . . . . . . . . . .                                                                61,241,000
                                                                                                                       ------------
   Total assets . . . . . . . . . . . . . . . . . . . . .                                                              $210,967,000
                                                                                                                       ============

28

                                                                          E-410