Form 10-K405, Exhibit 13
period 1995-12-31
KAYDON CORP
filed 1996-03-22
CIK 740694

                                                                      EXHIBIT 13

FINANCIAL HISTORY

----------------------------------------------------------------------------------------------------------------------------------
Ten Year Summary                  1995                1994 (1)             1993               1992 (1)               1991
----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATEMENT DATA (000 omitted)

INCOME STATEMENT
Net Sales .....................  $229,924             204,695             184,060              183,904              160,989
Gross Profit ..................  $ 88,599              76,150              67,781               66,180               55,981
Operating Income ..............  $ 59,286              49,759              44,314               42,222               39,827
Interest Income (Expense), net   $  2,505                 609                 142               (1,471)                (389)
Provision for Income Taxes ....  $ 23,588              19,142              16,761               15,133               13,983
Net Income ....................  $ 38,203              29,226              27,695               10,374               25,455

BALANCE SHEET
Total Assets ..................  $267,675             243,584             217,422              210,967              217,451
Plant & Equipment, net ........  $ 72,345              61,247              60,077               63,513               68,759
Working Capital ...............  $ 91,407              85,886              71,810               56,754               59,171
Capital Employed:
  Total Debt ..................  $  8,000               8,000              15,312               18,090               40,634
  Stockholders' Investment.....  $187,905             166,570             143,840              136,076              137,501
                                 --------             -------             -------              -------              -------
      Capital Employed ........  $195,905             174,570             159,152              154,166              178,135

CASH FLOW DATA
Capital Expenditures, net......  $  7,371               6,746               5,088                6,057               11,075
Acquisition of Businesses .....  $ 23,512               7,268                 716                  --                42,793
Depreciation & Amortization ...  $ 11,176              10,641              10,264               11,194                9,250
Net Cash Provided by
  Operating Activities ........  $ 49,487              44,176              39,237               38,382               35,153
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
PROFITABILITY
Operating Margin ..............      25.8%               24.3%               24.1%                23.0%                24.7%
Return on Net Sales ...........      16.6%               14.3%               15.0%                 5.6%                15.8%
Return on Average Assets ......      14.9%               12.7%               12.9%                 4.8%                12.9%
Return on Average Capital
  Employed ....................      20.6%               17.5%               17.7%                 6.8%                16.1%
Return on Average Stockholders'
  Investment ..................      21.6%               18.8%               19.8%                 7.6%                20.3%

LIQUIDITY
Current Ratio .................       3.1                 3.1                 3.1                  2.4                  2.6
Debt to Debt - Equity Ratio ...       4.1%                4.6%                9.6%                11.7%                22.8%
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Earnings per Share ............  $   2.28                1.75                1.60                 0.59                 1.47
Dividends Declared per Share ..  $   0.45                0.41                0.37                 0.32                 0.26
Book Value per Share,
  net of treasury stock........  $  11.48               10.01                8.62                 7.83                 7.94
Market Price per Share,
  Annual High .................  $  31-1/2              25-1/4              31-3/4               26-5/8               23-7/8
Market Price per Share,
  Annual Low ..................  $  22-3/4              19-3/4              18                   19-1/2               16
Year End Closing
  Stock Price .................  $  30-3/8              24                  20-3/4               23-1/2               22-1/8
----------------------------------------------------------------------------------------------------------------------------------
OTHER
Weighted Average Shares and
  Equivalents Outstanding
    (000 omitted) .............    16,741              16,726              17,313               17,439               17,336
Backlog of Orders on
   Hand (000 omitted) .........  $101,852              88,360              84,385               83,296               93,192
Average Number of
   Employees ..................     1,805               1,703               1,661                1,731                1,441
Net Sales per
   Employee ...................  $127,382             120,197             110,813              106,241              111,720
Number of Common
  Stockholders ................     1,487               1,615               1,742                1,929                2,010
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Ten Year Summary                  1990                1989                 1988                 1987                  1986
---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATEMENT DATA (000 omitted)
INCOME STATEMENT
Net Sales .....................  169,442             151,238              135,029              133,473              112,569
Gross Profit ..................   59,410              51,426               47,133               45,565               34,642
Operating Income ..............   42,648              37,973               35,556               33,940               23,729
Interest Income (Expense), net.   (1,878)             (2,026)              (2,506)              (3,638)              (4,282)
Provision for Income Taxes ....   14,761              13,100               12,207               12,784                9,674
Net Income ....................   26,009              22,847               20,843               17,119               10,013

BALANCE SHEET
Total Assets ..................  176,098             153,949              122,425              120,193              120,062
Plant & Equipment, net ........   61,931              64,012               48,613               49,888               51,009
Working Capital ...............   62,867              42,989               31,921               23,944               30,866
Capital Employed:
  Total Debt ..................   27,069              29,815               22,457               40,371               62,661
  Stockholders' Investment       113,757              90,686               69,874               50,327               33,629
                                 -------              ------               ------               ------               ------
      Capital Employed ........  140,826             120,501               92,331               90,698               96,290

CASH FLOW DATA
Capital Expenditures, net          5,817               9,107                4,839                3,286                2,773
Acquisition of Businesses .....       --              22,860                   --                5,100               29,600
Depreciation & Amortization ...    8,622               7,388                6,407                6,225                5,506
Net Cash Provided by
  Operating Activities ........   30,072              25,451               23,905               30,376               22,644
----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL RATIOS
PROFITABILITY
Operating Margin ..............     25.2%                25.1%                26.3%                25.4%                21.1%
Return on Net Sales ...........     15.3%                15.1%                15.4%                12.8%                 8.9%
Return on Average Assets ......     15.8%                16.5%                17.2%                14.3%                 9.2%
Return on  Average Capital
  Employed ....................     20.8%                22.7%                24.5%                20.5%                13.6%
Return on Average Stockholders'
  Investment ..................     25.4%                28.5%                34.7%                40.8%                34.8%

LIQUIDITY
Current Ratio .................      3.1                  2.6                  2.3                  1.8                  2.4
Debt to Debt - Equity Ratio ...     19.2%                24.7%                24.3%                44.5%                65.1%
---------------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Earnings per Share ............     1.51                 1.33                 1.22                 1.00                 0.60
Dividends Declared per Share ..     0.21                 0.16                 0.11                 0.05                 0.03
Book Value per Share,
  net of treasury stock .......     6.63                 5.31                 4.13                 3.01                 2.03
Market Price per Share,
  Annual High .................    18-7/8               19-1/4               16-3/4              17                     7-7/8
Market Price per Share,
  Annual Low ..................    13-5/8               13-7/16              11-3/8               7-5/16                5-1/8
Year End Closing
  Stock Price .................    17                   15-7/8               13-7/16             12-3/8                 7-5/16
---------------------------------------------------------------------------------------------------------------------------------
OTHER
Weighted Average Shares and
  Equivalents Outstanding
    (000 omitted) .............   17,228               17,180               17,128               17,116               16,892
Backlog of Orders on
   Hand (000 omitted) .........   93,079               97,359               74,128               73,949               75,895
Average Number of
   Employees ..................    1,638                1,446                1,265                1,255                1,170
Net Sales per
   Employee ...................  103,444              104,591              106,742              106,353               96,213
Number of Common
  Stockholders ................    2,199                2,241                2,519                2,718                2,888
---------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Financial results include the impact (net of tax) of the adoption of the following Statements of Financial Accounting Standards:
     1994  Postemployment benefits - SFAS 112              $ 2,000,000
     1992  Postretirement benefits - SFAS 106 and
                    Income Taxes - SFAS 109                $15,244,000

(2) All per share data presented in 1992 and prior years has been restated to reflect the two-for-one stock split effected in 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

1995 Compared to 1994

     Net sales increased to $229,924,000 in 1995, up 12.3% from $204,695,000 in
1994. Internal sales growth accounted for essentially all of the growth, as the acquisitions of DJ Moldings in January and Seabee Corporation in September were practically offset by the decrease in sales from the disposition of our automotive operation in May. All of the Company's divisions except Filtration, contributed to the gains, with the greatest percentage improvements coming from the domestic bearing and the U.K. split roller bearing operations. Similarly, the backlog of unshipped orders at year end increased to $101,852,000, up $3,791,000 from $98,061,000 in the prior quarter and $88,360,000 at this time last year.

     Gross profit as a percentage of sales was 38.5% compared to 37.2% in 1994. The increase is attributable to operating efficiencies related to our plant consolidation, increased volume and continued cost control.

     Selling and administrative expenses as a percentage of sales in 1995 was 12.7% compared to 12.9% in 1994. The slight decrease was attributable to increased sales volume.

     Net interest income this year was $2,505,000, up $1,896,000 from $609,000 in 1994. The increase in interest income is attributable to much larger cash and securities balances throughout the year.

     The effective tax rate of 38.2% remains essentially unchanged from 38.0% in 1994.

1994 Compared to 1993

     Net sales increased to $204,695,000 in 1994 from $184,060,000 in 1993, up
11.2%. The increase was attributable to increases in most operations as well as the addition of Industrial Tectonics Inc ("ITI"), acquired in January of 1994 and Kenyon Power Transmission acquired in December of 1993. The backlog of un-shipped orders at the end of the year also increased to $88,360,000 from $84,385,000 in 1993.

     Gross profit as a percentage of sales in 1994 was 37.2% compared to 36.8% in 1993. The increase primarily reflected improved manufacturing results as well as continued cost control.

     Selling and administrative expenses as a percentage of sales in 1994 was 12.9% compared to 12.7% in 1993. The small increase is predominately a result of slightly higher expense accruals.

     Net interest income in 1994 was $609,000 compared to $142,000 in 1993. The increase resulted from larger cash and securities balances and lower debt levels throughout 1994.

     The effective tax rate for 1994 of 38.0% was essentially unchanged from 37.7% in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital was $91,407,000 at December 31, 1995 as compared to $85,886,000 at December 31, 1994, reflecting current ratios of 3.1 for both periods. The increase of $5,521,000 is primarily attributable to an increase in cash and securities offset by higher expense accruals. Cash and securities account for approximately 51.6% of net working capital compared to 46.2% last year.

     Total debt, consisting of long-term Industrial Revenue Bonds ("IRB") issued at favorable interest rates, remained at $8,000,000. Cash and securities on hand exceed debt by $39,159,000 at December 31, 1995 compared to $31,667,000 at the end of December 31, 1994, for an increase of $7,492,000.

     Operating cash flow was a record high at $49,487,000, an increase of 12.0% from $44,176,000 in 1994. The increase is the result of continued strong working capital management. Working capital, excluding cash and securities, decreased to 19.2% of sales from 22.6% last year. Net capital expenditures were $7,371,000 and dividends were $7,336,000, resulting in free cash flow of $34,780,000 for the year. The Company increased its cash by $5,265,000 from the sale of a surplus building and the majority of its automotive operation assets, and in turn, the Company spent $23,512,000 for acquisitions. During the year, 22,557 shares of treasury stock were acquired in association with the exercise of stock options while $9,957,000 was spent to repurchase 347,900 shares of Kaydon stock on the open market. The Company has now purchased 1,181,500 shares of the 2,000,000 shares approved for repurchase by the Board of Directors.

     Planned capital requirements for 1996 consist principally of capital expenditures relating to plant and equipment, cash dividends to stockholders and the potential purchase of the remaining shares of the Company's stock approved for repurchase. Planned capital expenditures relating to environmental issues are not expected to be material, however, such expenditures could be influenced by the enactment of new or revised environmental regulations and laws. It is expected that these capital requirements will be financed by operating activities.

     The Company is actively seeking potential acquisitions and, depending upon the size and structure of such acquisitions, financing may be required.

     During 1995, the Company continued its agreements with its banks for a domestic credit line of $85,000,000. The Company also had in place at December 31, 1995, short-term lines of credit of $30,000,000 and a foreign revolving credit and term loan agreement of $2,500,000. No borrowings existed under the short-term lines of credit or the revolving credit and term loan agreements at December 31, 1995 or December 31, 1994.

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

Impact of Recently Issued Accounting Standard

     In March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued. This pronouncement establishes the method for identifying and recording assets which have incurred an impairment in value. The statement is effective for 1996, however, the Company does not believe the adoption will have a material effect on its financial statements.

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

     In late 1985, Kaydon entered into discussions with the Michigan Department of Natural Resources ("MDNR") to develop a remedial cleanup plan for one of its plant sites in Muskegon, Michigan, which is on the Environmental Protection Agency's ("EPA") National Priority List. In 1986, Kaydon took measures necessary to clean up the site according to the plan approved by the MDNR. These measures included the removal and disposal of contaminated soils and the drilling of groundwater monitoring wells, the results of which have been continually reported to the MDNR. Management believes that it has worked with the MDNR and EPA to the letter and spirit of the law. The site is being evaluated to determine if further action is required. While it is impossible to forecast the ultimate future cost, management believes, based upon eleven years of evaluating the site, that such cost will not be material to its operating results.

Litigation

     The Company, together with other companies, certain former officers, and certain current and former directors, has been named as a co-defendant in lawsuits filed in federal court in New York in 1993. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation which filed for bankruptcy under Chapter 11. The premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, was a successor to and alter ego of Keene. In 1994, an examiner was appointed by a bankruptcy court to examine the issues at stake. On September 23, 1994, the "Preliminary Report of the Examiner" was made public. In the report, the examiner stated that the alleged fraudulent conveyance claims against the Company appear to be time-barred by the statute of limitations, subject to certain possible exceptions which the Company does not believe are significant or factual. Although the examiner has made certain recommendations regarding a mechanism to resolve the claims against the Company, the Court has not taken any action related to the report. Nevertheless, in the Company's opinion, the report reinforces management's original view that the claims will ultimately not be sustained. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. In June 1995, the creditors' committee filed a complaint in the same bankruptcy court asserting claims against the Company similar to those previously filed. If Keene Corporation's current plan of reorganization is approved by the bankruptcy court, the lawsuits filed in 1993 would be permanently stayed and replaced by the creditors' committee complaint. Management believes that the outcome of this litigation will not have a material adverse effect on the Company's financial position.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Kaydon Corporation:

     We have audited the accompanying consolidated balance sheets of Kaydon Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaydon Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As explained in Note 10 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for postemployment benefits to adopt the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits."

/s/ Arthur Andersen LLP

Grand Rapids, Michigan,

January 18, 1996
_______________________________________________________________________________



MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

     The consolidated financial statements of Kaydon Corporation and subsidiaries were prepared by and are the responsibility of management. The statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts that are based on management's best estimates and judgments.

     The Company maintains systems of internal accounting controls designed to provide reasonable assurance that all transactions are properly recorded in the company's books and records, that policies and procedures are adhered to, and that assets are protected from unauthorized use. The systems of internal accounting controls are supported by written policies and guidelines and are complemented by the selection, training, and development of professional financial managers.

     The consolidated financial statements have been audited by the independent public accounting firm Arthur Andersen LLP. The independent public accountants conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.


     The Audit Committee of the Board of Directors, composed solely of directors from outside the Company, regularly meets with the independent public accountants and management. The independent public accountants have full and free access to the Audit Committee.


/s/ Lawrence J. Cawley                           /s/ Thomas C. Sorrells, III
------------------------------------             ------------------------------
Lawrence J. Cawley                               Thomas C. Sorrells, III
Chairman and Chief Executive Officer             Corporate Controller

CONSOLIDATED BALANCE SHEETS
KAYDON CORPORATION AND SUBSIDIARIES
DECEMBER 31, 1995 AND 1994

                                                          1995             1994
                                                      -------------    -------------
ASSETS
Current Assets:

     Cash and cash equivalents ....................   $   4,808,000    $  28,575,000
     Marketable securities ........................      42,351,000       11,092,000
     Accounts receivable, less allowances of
          $1,257,000 in 1995 and $1,224,000
          in 1994 .................................      30,186,000       27,230,000
     Inventories ..................................      50,145,000       53,746,000
     Other current assets .........................       7,964,000        6,145,000
                                                      -------------    -------------
          Total current assets ....................     135,454,000      126,788,000
                                                      -------------    -------------
Plant and Equipment, at cost:
     Land and improvements ........................       3,727,000        3,303,000
     Buildings and leasehold improvements .........      38,618,000       32,557,000
     Machinery and equipment ......................     124,364,000      129,246,000
                                                      -------------    -------------
                                                        166,709,000      165,106,000
     Less - accumulated depreciation and
       amortization ...............................     (94,364,000)    (103,859,000)
                                                      -------------    -------------
                                                         72,345,000       61,247,000
                                                      -------------    -------------
Cost in excess of net tangible assets of
   purchased businesses, net ......................      49,909,000       43,691,000
Other assets ......................................       9,967,000       11,858,000
                                                      -------------    -------------
                                                      $ 267,675,000    $ 243,584,000
                                                      =============    =============

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:

     Accounts payable .............................   $   8,877,000    $   8,856,000
     Accrued expenses:
        Salaries and wages.........................       8,487,000        6,238,000
        Employee benefits .........................       9,117,000        9,141,000
        Income taxes ..............................       3,248,000        3,805,000
        Other accrued expenses ....................      14,318,000       12,862,000
                                                      -------------    -------------
            Total current liabilities .............      44,047,000       40,902,000
                                                      -------------    -------------
Long-term postretirement and postemployment
  benefit obligations .............................      27,723,000       28,112,000
                                                      -------------    -------------
Long-term debt ....................................       8,000,000        8,000,000
                                                      -------------    -------------
Stockholders' Investment:
  Preferred stock -
          ($.10 par value, 2,000,000 shares
            authorized; none issued) ..............              --               --
  Common stock -
          ($.10 par value, 48,000,000 shares
            authorized; 17,633,165 and 17,540,790
            shares issued in 1995 and 1994) .......       1,763,000        1,754,000
Paid-in capital....................................      17,699,000       15,762,000
     Retained earnings ............................     200,953,000      170,718,000
Less - treasury stock, at cost; (1,263,681
   and 893,224 shares in 1995 and 1994) ...........     (27,613,000)     (17,047,000)
Cumulative translation adjustment .................      (4,897,000)      (4,617,000)
                                                      -------------    -------------
                                                        187,905,000      166,570,000
                                                      -------------    -------------
                                                      $ 267,675,000    $ 243,584,000
                                                      =============    =============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
KAYDON CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                    1995            1994             1993
                                               -------------    -------------    -------------
Net Sales ..................................   $ 229,924,000    $ 204,695,000    $ 184,060,000

   Cost of sales ...........................     141,325,000      128,545,000      116,279,000
                                               -------------    -------------    -------------
Gross Profit ...............................      88,599,000       76,150,000       67,781,000

   Selling and administrative
    expenses ...............................      29,313,000       26,391,000       23,467,000
                                               -------------    -------------    -------------
Operating Income ...........................      59,286,000       49,759,000       44,314,000

   Interest expense ........................        (345,000)        (304,000)        (270,000)

   Interest income .........................       2,850,000          913,000          412,000
                                               -------------    -------------    -------------
Income Before Income Taxes and Cumulative
         Prior Year Effect of Change in
          Accounting Principle .............      61,791,000       50,368,000       44,456,000

         Provision for income taxes ........      23,588,000       19,142,000       16,761,000
                                               -------------    -------------    -------------
Income Before Cumulative Prior Year
         Effect of Change in Accounting
         Principle .........................      38,203,000       31,226,000       27,695,000

Cumulative Prior Year Effect of Change in
         Accounting Principle for
         postemployment benefits,
         net of income tax benefit
         of $1,200,000 .....................              --       (2,000,000)              --
                                               -------------    -------------    -------------

Net Income .................................   $  38,203,000    $  29,226,000    $  27,695,000
                                               =============    =============    =============

Earnings Per Share Before Cumulative
  Prior Year
    Effect of Change in Accounting
    Principle...............................   $        2.28    $        1.87    $        1.60

Cumulative Prior Year Effect of Change in
    Accounting Principle for postemployment
    benefits ...............................              --            (0.12)              --
                                               -------------    -------------    -------------

Earnings Per Share .........................   $        2.28    $        1.75    $        1.60
                                               =============    =============    =============

Dividends Per Share ........................   $        0.45    $        0.41    $        0.37
                                               =============    =============    =============




The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
KAYDON CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                               Common           Paid-in            Retained
                                               Stock            Capital            Earnings
                                            ------------        -------         -------------
Balance, December 31, 1992 ............     $  1,743,000      $ 13,672,000      $ 127,442,000

         Net income, 1993 .............               --                --         27,695,000
         Cash dividends declared ......               --                --         (6,387,000)
         Issuance of 73,625 shares
             of common stock under
             stock option plan ........            8,000         1,507,000                 --
         Purchase of 761,182 shares
             of treasury stock ........               --                --                 --
         Current year translation
             adjustment ...............               --                --                 --
         Adjustment for minimum
             pension liability ........               --                --           (536,000)
                                            ------------      ------------      -------------
Balance, December 31, 1993 ............        1,751,000        15,179,000        148,214,000

         Net income, 1994 .............               --                --         29,226,000
         Cash dividends declared ......               --                --         (6,840,000)
         Issuance of 31,525 shares
             of common stock under
             stock option plan ........            3,000           583,000                 --
         Purchase of 73,600 shares
             of treasury stock ........               --                --                 --
         Current year translation
             adjustment ...............               --                --                 --
         Adjustment for minimum
             pension liability ........               --                --            118,000
                                            ------------      ------------      -------------

Balance, December 31, 1994 ............        1,754,000        15,762,000        170,718,000

         Net income, 1995 .............               --                --         38,203,000
         Cash dividends declared ......               --                --         (7,471,000)
         Issuance of 92,375 shares
             of common stock under
             stock option plan ........            9,000         1,937,000                 --
         Purchase of 370,457 shares
             of treasury stock ........               --                --                 --
         Current year translation
             adjustment ...............               --                --                 --
         Adjustment for minimum
             pension liability ........               --                --           (497,000)
                                            ------------      ------------      -------------

Balance, December 31, 1995 ............     $  1,763,000      $ 17,699,000      $ 200,953,000
                                            ============      ============      =============



                                                               Cumulative
                                                Treasury       Translation
                                                  Stock        Adjustment          Total
                                              ------------    -------------    --------------
Balance, December 31, 1992 ............          (963,000)    $ (5,818,000)    $  136,076,000

         Net income, 1993 .............                --               --         27,695,000
         Cash dividends declared ......                --               --         (6,387,000)
         Issuance of 73,625 shares
             of common stock under
             stock option plan ........                --               --          1,515,000
         Purchase of 761,182 shares
             of treasury stock ........       (14,433,000)              --        (14,433,000)
         Current year translation
             adjustment ...............                --          (90,000)           (90,000)
         Adjustment for minimum
             pension liability ........                --               --           (536,000)
                                            -------------     ------------      -------------

Balance, December 31, 1993 ............       (15,396,000)      (5,908,000)       143,840,000

Issuance of 31,525 shares
         Net income, 1994 .............                --               --         29,226,000
         Cash dividends declared ......                --               --         (6,840,000)
         Issuance of 31,525 shares
             of common stock under
             stock option plan ........                --               --            586,000
         Purchase of 73,600 shares
             of treasury stock ........        (1,651,000)              --         (1,651,000)
         Current year translation
             adjustment ...............                --        1,291,000          1,291,000
         Adjustment for minimum
             pension liability ........                --               --            118,000
                                            -------------     ------------      -------------
Balance, December 31, 1994 ............       (17,047,000)      (4,617,000)       166,570,000
         Net income, 1995 .............                --               --         38,203,000
Purchase of 370,457 shares
         Cash dividends declared ......                --               --         (7,471,000)
         Issuance of 92,375 shares
             of common stock under
             stock option plan ........                --               --          1,946,000
         Purchase of 370,457 shares
             of treasury stock ........       (10,566,000)              --        (10,566,000)
         Current year translation
             adjustment ...............                --         (280,000)          (280,000)
         Adjustment for minimum
             pension liability ........                --               --           (497,000)
                                            -------------     ------------      -------------

Balance, December 31, 1995 ............     $ (27,613,000)    $ (4,897,000)     $ 187,905,000
                                            =============     ============      =============


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
KAYDON CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                     1995            1994            1993
                                                                                 ------------    ------------    ------------
Cash Flows from Operating Activities:
         Net income ..........................................................   $ 38,203,000    $ 29,226,000    $ 27,695,000
         Adjustments to reconcile net income to
                  net cash provided by operating activities -
                           Depreciation and amortization .....................     11,176,000      10,641,000      10,264,000
                           Cumulative prior year effect of change
                               in accounting principle .......................             --       2,000,000              --
                           Deferred taxes ....................................     (2,773,000)     (2,594,000)     (2,625,000)
                           Changes in assets and liabilities, net of
                               effects of acquisitions of businesses:
                                  Accounts receivable ........................        157,000      (1,097,000)     (2,710,000)
                                  Inventories ................................      4,133,000        (483,000)      4,290,000
                                  Other current assets .......................        374,000         171,000       1,236,000
                                  Accounts payable ...........................     (1,385,000)      1,650,000         819,000
                                  Accrued expenses ...........................         (9,000)      3,934,000       1,202,000
                                  Long-term postretirement and
                                     postemployment benefit obligations ......       (389,000)        728,000        (934,000)
                                                                                 ------------    ------------    ------------
                                     Net cash provided by operating
                                        activities............................     49,487,000      44,176,000      39,237,000
                                                                                 ------------    ------------    ------------
Cash Flows from Investing Activities:
         Purchases of marketable securities ..................................    (80,478,000)    (32,318,000)             --
         Maturities of marketable securities .................................     49,219,000      21,226,000              --
         Additions to plant and equipment, net ...............................     (7,371,000)     (6,746,000)     (5,088,000)
         Acquisitions of businesses, net of cash acquired ....................    (23,512,000)     (7,268,000)       (716,000)
         Proceeds from sale of surplus building and
                  automotive operation .......................................      5,265,000              --              --
                                                                                 ------------    ------------    ------------
                                     Net cash used in investing activities ...    (56,877,000)    (25,106,000)     (5,804,000)
                                                                                 ------------    ------------    ------------
Cash Flows from Financing Activities:
         Principal payments of long-term debt ................................             --      (7,000,000)    (10,000,000)
         Cash dividends paid .................................................     (7,336,000)     (6,687,000)     (6,270,000)
         Net (payments) borrowings under lines of credit .....................             --        (312,000)        222,000
         Proceeds from issuance of common stock ..............................      1,637,000         518,000       1,189,000
         Purchase of treasury stock ..........................................    (10,566,000)     (1,651,000)    (14,433,000)
         Proceeds from issuance of long-term debt ............................             --              --       7,000,000
                                                                                 ------------    ------------    ------------
                                     Net cash used in financing activities ...    (16,265,000)    (15,132,000)    (22,292,000)
                                                                                 ------------    ------------    ------------
Effect of Exchange Rate Changes on Cash
         and Cash Equivalents ................................................       (112,000)        109,000        (277,000)
                                                                                 ------------    ------------    ------------
Net (Decrease)/Increase in Cash and Cash Equivalents .........................    (23,767,000)      4,047,000      10,864,000

Cash and Cash Equivalents - Beginning of Year.................................     28,575,000      24,528,000      13,664,000
                                                                                 ------------    ------------    ------------
Cash and Cash Equivalents - End of Year ......................................   $  4,808,000    $ 28,575,000    $ 24,528,000
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

USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

DESCRIPTION OF BUSINESS:

     The Company designs, manufactures and sells custom-engineered products for a broad and diverse customer base. The Company's principal products include antifriction bearings, bearing systems and components, filters and filter housings, specialty retaining rings, specialty balls, custom rings, shaft seals, hydraulic cylinders, metal castings and various types of slip-rings. These products are used by customers in a wide variety of medical, instrumentation, material handling, machine tool positioning, aerospace, defense, construction and other industrial applications.


CASH AND CASH EQUIVALENTS AND MARKETABLE
SECURITIES:

     Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions of this statement, the Company's cash and cash equivalents and marketable securities are considered "held-to-maturity" and are stated at amortized cost which approximates fair market value at December 31, 1995 and 1994. Cash and cash equivalents have maturity dates of three months or less from the date of purchase. Marketable securities include United States Treasury Bills with maturity dates of less than one year. Both cash equivalents and marketable securities are high-credit quality financial instruments. The Company's portfolio of cash and cash equivalents and marketable securities consists of the following at December 31,:

                                        1995         1994
                                    -----------   -----------
Cash and cash equivalents:
     Cash held in banks ........    $ 4,058,000   $ 2,725,000
     U.S. Treasury Bills .......             --    20,294,000
     Other cash equivalents.....        750,000     5,556,000
                                    -----------   -----------
                                      4,808,000    28,575,000

Marketable securities:
     U.S. Treasury Bills .......     42,351,000    11,092,000
                                    -----------   -----------
          Total ................    $47,159,000   $39,667,000
                                    ===========   ===========

INVENTORIES:

     Inventories are valued at the lower of cost or market and include material, labor and overhead. Cost is determined using the first-in, first-out ("FIFO") method for all inventories. Inventories are summarized as follows at December 31,:

                                 1995         1994
                             -----------   -----------
Raw material .............   $13,764,000   $13,136,000
Work in process ..........    13,040,000    11,995,000
Finished goods ...........    23,341,000    28,615,000
                             -----------   -----------
                             $50,145,000   $53,746,000
                             ===========   ===========

PLANT AND EQUIPMENT:

     Plant and equipment are stated at cost. The cost is depreciated over the estimated useful lives of the assets using the straight-line method. Useful lives vary among the classifications, but generally fall within the following ranges:

Buildings, land improvements and
  leasehold improvements..................   10-40 years
Machinery and equipment...................    3-15 years

     Leasehold improvements are amortized over the terms of the respective leases or over their useful lives, whichever is shorter. Renewals and betterments are capitalized while maintenance and repairs are charged to operations in the year incurred.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD:

     In March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued. This pronouncement establishes the method for identifying and recording assets which have incurred an impairment in value. The statement is effective for 1996, however, the Company does not believe the adoption will have a material effect on its financial statements.

RESEARCH AND DEVELOPMENT COSTS:

     Research and development costs, which are not material to the consolidated statements of income, are expensed as incurred.

COST IN EXCESS OF NET TANGIBLE ASSETS OF PURCHASED
BUSINESSES:

     Cost in excess of net tangible assets of purchased businesses ("goodwill") totaling $16,239,000 arose prior to 1971 and is not being amortized since, in the opinion of management, there has been no diminution in value. Goodwill acquired after 1970 is being amortized on a straight-line basis over a period of 20 to 40 years and is stated net of accumulated amortization of $3,816,000 and $2,807,000 at December 31, 1995 and 1994, respectively. The increase in goodwill during 1995 is primarily due to the acquisition of Seabee Corporation, as discussed further in Note 12.

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

OTHER ASSETS:

     Other assets include, among other items, deferred tax assets and various patents and noncompete agreements. Deferred tax assets are further discussed in
Note 3. Patents and noncompete agreements are being amortized on a straight-line basis ranging from 4 to 15 years. They are stated net of accumulated amortization of $2,848,000 and $2,474,000 at December 31, 1995 and 1994, respectively.

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

(2)  EARNINGS PER SHARE

     Earnings per share of common stock are based on the weighted average of outstanding common shares and common share equivalents to the extent they are dilutive during the three years presented (approximately 16,741,000, 16,726,000, and 17,313,000, in 1995, 1994 and 1993, respectively).

KAYDON CORPORATION AND SUBSIDIARIES

(3)  INCOME TAXES

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The provision for income taxes consisted of the following:

                              1995             1994            1993
                          ------------    ------------    ------------
Current:
         U.S. Federal .   $ 23,426,000    $ 17,909,000    $ 15,263,000
         State ........      2,632,000       2,393,000       2,060,000
         Foreign ......        132,000       1,348,000       1,401,000
         U.S. Federal
            Rate Change             --              --         445,000
                          ------------    ------------    ------------
                            26,190,000      21,650,000      19,169,000
                          ------------    ------------    ------------

Deferred:

         U.S. Federal .     (3,088,000)     (1,669,000)     (1,260,000)
         State ........       (247,000)       (277,000)        (43,000)
         Foreign ......        733,000        (562,000)       (928,000)
         U.S. Federal
            Rate Change             --              --        (177,000)
                          ------------    ------------    ------------
                            (2,602,000)     (2,508,000)     (2,408,000)
                          ------------    ------------    ------------
                          $ 23,588,000    $ 19,142,000    $ 16,761,000
                          ============    ============    ============


     In 1995, 1994 and 1993, the Company's effective tax rates were 38.2%, 38.0%, and 37.7%, respectively, of income before income taxes and cumulative prior year effect of change in accounting principle and differed from the U.S. federal statutory income tax rate primarily due to the effect of state income taxes, net of the federal tax benefit.

     Cash expended for income taxes totaled $26,506,000 in 1995, $21,261,000 in 1994, and $19,603,000 in 1993.

     The tax effect and type of significant temporary differences by component which gave rise to the net deferred tax asset as of December 31, 1995 and 1994 were as follows:

                                      1995            1994
                                  ------------    ------------
Deferred tax assets:

Postretirement and
   postemployment
   benefit obligations ........   $ 11,426,000    $ 11,594,000
Financial accruals and reserves
   not currently deductible ...      5,298,000       5,496,000
Inventory accounting method
   and basis differences ......      5,702,000       3,405,000
Other .........................        519,000         643,000
Valuation allowance ...........             --              --
                                  ------------    ------------
                                    22,945,000      21,138,000
                                  ------------    ------------
Deferred tax liabilities:
  Plant and equipment basis
   differences, including
   depreciation and
   amortization ...............     (8,839,000)     (7,398,000)

Other .........................       (392,000)       (666,000)
                                  ------------    ------------
                                    (9,231,000)     (8,064,000)
                                  ------------    ------------
                                  $ 13,714,000    $ 13,074,000
                                  ============    ============

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

(4)  SHORT-TERM DEBT

     The Company has short-term lines of credit with banks totaling $30,000,000 with no outstanding borrowings at December 31, 1995. The rates of interest on the outstanding balances of each of these lines are at or slightly below the applicable prime commercial rate (as defined in the respective agreements), which was 8.5% at December 31, 1995. The weighted average interest rate during 1995 was approximately 8.9%.

(5)  LONG-TERM DEBT

     The Company's long-term debt consists of long-term Industrial Revenue Bonds ("IRB's") at December 31, 1995 and 1994.

    The Company has $85,000,000 of domestic and $2,500,000 of foreign borrowings available under its revolving credit and term loan agreements, none of which are outstanding at December 31, 1995. The borrowing rate is defined in the agreements and is the prime commercial rate or lower. The available interest rate at December 31, 1995 was 6.25%. Commitment fees ranging from .2% to .375% of the unused portion of credit are charged quarterly.

     The IRB's are due from 1997 through 1999 and provide for monthly interest payments at a floating rate derived from the prime commercial rate, market conditions and the credit rating of the bank issuing the letter of credit collateralizing the bonds.

     The annual maturities for long-term debt are summarized as follows:

Year ending December 31,
  1996 ................... $     --
  1997 ...................   4,000,000
  1998 ...................       --
  1999 ...................   4,000,000
  2000 ...................       --

     Provisions of the IRB and revolving credit agreements contain covenants which require, among other things, the maintenance of a minimum working capital ratio and a specified level of stockholders' investment. At December 31, 1995, the Company was in compliance with these provisions.

     Cash expended for interest on debt totaled $344,000 in 1995, $306,000 in 1994, and $349,000 in 1993.

(6)  STOCK OPTIONS

     On April 21, 1993, the Company's stockholders approved two new stock option plans, the 1993 Stock Option Plan and the 1993 Non-Employee Directors Stock Option Plan. The Company's previous stock option plan, created in 1984 with a term of ten years, was terminated in 1993. The 1993 Stock Option Plan has a maximum 1,000,000 shares available for grant of which 832,250 remained available for grant at December 31, 1995. The 1993 Non-Employee Directors Stock Option Plan has a maximum 100,000 shares available for grant of which 90,000 remained available for grant at December 31, 1995. Under the terms of both Plans, the purchase price of shares subject to each option granted will not be less than fair market value at the date of grant. Options granted become exercisable at the rate of 25% per year, commencing one year after the date of grant and expiring five years from the date of grant. No charges to operations are recorded with respect to authorization, grants or exercising of these options.

KAYDON CORPORATION AND SUBSIDIARIES

     A summary of stock option information is as follows:


                                             Options     Price Range
                                             -------     -----------
Outstanding at
   December 31, 1992 ....................    631,700    $12.69-$24.25
Granted .................................    124,750    $22.00-$27.00
Exercised ...............................    (73,625)   $12.69-$19.38
Canceled ................................    (17,250)   $19.38-$24.25
                                             -------    -------------
Outstanding at
   December 31, 1993 ....................    665,575    $16.25-$27.00
Granted .................................     54,000       $23.88
Exercised ...............................    (31,525)   $16.25-$19.38
Canceled ................................     (9,875)   $19.38-$22.00
                                             -------    -------------
Outstanding at
   December 31, 1994 ....................    678,175    $16.88-$27.00
Granted  ................................         --               --
Exercised ...............................    (92,375)   $16.88-$22.00
Canceled ................................       (750)      $19.38
                                             -------    -------------
Outstanding at
   December 31, 1995 ....................    585,050    $19.38-$27.00
                                             =======    =============
Exercisable at  December 31, 1995 .......    476,325    $19.38-$27.00
                                             =======    =============


(7) SHAREHOLDERS RIGHTS PLAN

     On June 21, 1995, the Board of Directors of the Company adopted a Shareholders Rights Plan which attaches one right to each share of Kaydon Common Stock effective at the close of business on July 7, 1995. When the right becomes exercisable, each holder will be entitled to purchase from the Company additional common stock having a value of twice the exercise price upon payment of the exercise price. The exercise price, subject to adjustment, is thirty dollars ($30.00) per Right. The Rights will become exercisable eight days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date"). The Rights are not exercisable until the Stock Acquisition Date and will expire at the close of business on July 7, 2000, unless earlier redeemed by the Company.

(8) EMPLOYEE BENEFIT PLANS

     The Company maintains several defined benefit pension plans which cover the majority of employees. Benefits paid under these plans are based generally on employees' years of service and compensation during the final years of employment. The Company's policy is to fund the minimum amounts required by the Employee Retirement Income Security Act of 1974. Plan assets consist principally of publicly traded equity and debt securities which included 80,000 shares of Kaydon Corporation common stock at December 31, 1995 and 1994.

      Net pension cost includes the following components:

                                    1995           1994           1993
                                -------------  -----------    -----------
Service cost - benefits
   earned during the year.....  $ 1,262,000    $ 1,170,000    $ 1,187,000
Interest cost on projected
   benefit obligation ........    2,637,000      2,417,000      2,288,000
Actual return on plan
   assets ....................   (6,077,000)    (1,236,000)    (3,314,000)
Net amortization and
   deferral:
      Amortization ...........       14,000         14,000         49,000
      Deferral of unrecognized
        net (loss) gain ......    3,835,000     (1,057,000)     1,290,000
Curtailment losses
    (Note 14) ................      764,000             --      1,163,000
                                -----------    -----------    -----------
Net pension cost .............  $ 2,435,000    $ 1,308,000    $ 2,663,000
                                ===========    ===========    ===========

     The funded status of the plans as of September 30, 1995 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1995 are as follows:

                                           Plans With        Plans With
                                             Assets         Accumulated
                                           Exceeding          Benefits
                                          Accumulated        Exceeding
                                            Benefits           Assets
                                          ------------      ------------


Accumulated present value of
 benefit obligation-
   Vested benefits .................      $(13,079,000)     $(18,260,000)
  Nonvested benefits ...............          (322,000)       (2,739,000)
                                          ------------      ------------
Accumulated benefit obligation .....       (13,401,000)      (20,999,000)
Effect of projected future
  salary increases .................        (3,618,000)         (250,000)
                                          ------------      ------------
Projected benefit obligation .......       (17,019,000)      (21,249,000)
Fair value of plan assets ..........        18,835,000        13,403,000
                                          ------------      ------------
Plan assets in excess of (less than)
  projected benefit obligation .....         1,816,000        (7,846,000)
Unrecognized net transition
  (asset) obligation ...............          (280,000)          304,000
Unrecognized prior service cost ....          (528,000)        1,362,000
Unrecognized net (gain) loss .......        (2,407,000)        2,064,000
Adjustments required to recognize
  minimum liability ................                --        (3,459,000)
                                          ------------      ------------
Pension costs accrued as of
  September 30, 1995 ...............        (1,399,000)       (7,575,000)
Accrual for fourth quarter 1995 ....          (102,000)         (316,000)
Contributions for fourth
  quarter 1995 .....................           515,000         3,223,000
                                          ------------      ------------
Pension costs accrued as of
  December 31, 1995 ................      $   (986,000)     $ (4,668,000)
                                          ============      ============


     The funded status of the plans as of September 30, 1994 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1994 are as follows:

                                           Plans With        Plans With
                                             Assets          Accumulated
                                            Exceeding         Benefits
                                           Accumulated        Exceeding
                                            Benefits           Assets
                                           -----------      -----------
Accumulated present value of
  benefit obligation-
    Vested benefits .................      $(12,031,000)    $(15,299,000)
    Nonvested benefits ..............          (320,000)      (1,797,000)
                                           ------------     ------------
Accumulated benefit obligation ......       (12,351,000)     (17,096,000)
Effect of projected future
  salary increases ..................        (3,424,000)        (204,000)
                                           ------------     ------------
Projected benefit obligation ........       (15,775,000)     (17,300,000)
Fair value of plan assets ...........        16,061,000       11,118,000
                                           ------------     ------------
Plan assets in excess of (less than)
  projected benefit obligation ......           286,000       (6,182,000)



                                              Plans With     Plans With
                                                Assets      Accumulated
                                               Exceeding      Benefits
                                              Accumulated    Exceeding
                                               Benefits       Assets
                                              ------------  -----------
Unrecognized net transition
  (asset) obligation ..............           (325,000)       527,000
Unrecognized prior service cost ...           (379,000)     1,395,000
Unrecognized net (gain) loss ......           (606,000)     1,241,000
Adjustments required to recognize
  minimum liability ...............                 --     (2,826,000)
                                           -----------    -----------
Pension costs accrued as of
September 30, 1994 ................         (1,024,000)    (5,845,000)
  Accrual for fourth quarter 1994              (70,000)      (263,000)
Contributions for fourth
  quarter 1994 ....................                 --        577,000
                                           -----------    -----------
Pension costs accrued as of
  December 31, 1994 ...............        $(1,094,000)   $(5,531,000)
                                           ===========    ===========



     The assumptions used in the determination of net pension cost were as follows:


                                        1995        1994      1993
                                      --------     ------    ------

Discount rate ....................   7.00-7.75%     7.75%     7.50%
Rate of salary progression .......        4.50%     4.50%     4.50%
Long-term rate of return on assets        9.00%     9.00%     9.00%


     The Company and its domestic subsidiaries also offer 401(k) savings plans in which substantially all of their employees may participate. The majority of the contributions to the plans are made by the employees.

(9) OTHER POSTRETIREMENT BENEFITS

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

KAYDON CORPORATION AND SUBSIDIARIES

     The Company accrues for the cost of providing postretirement benefits for medical, dental and life insurance coverage over the active service period of the employee.

     The components of net postretirement benefit cost are as follows:


                                   1995           1994           1993
                               -----------    -----------    -----------
Service cost ................  $   568,000    $   586,000    $   689,000
Interest cost on accumulated
  benefit obligation ........    1,689,000      1,848,000      1,850,000
Amortization of unrecognized
 prior service cost .........     (311,000)      (241,000)      (301,000)
Gain due to curtail-
   ments (Note 14) ..........     (965,000)             -     (2,158,000)
                               -----------    -----------    -----------
Net postretirement
   benefit cost .............  $   981,000    $ 2,193,000    $    80,000
                               ===========    ===========    ===========

     The plans' funded status at December 31, 1995 and 1994 is as follows:

                                   1995            1994
                               ------------    ------------
Accumulated postretirement
  benefit obligation:
    Retirees ...............   $ (9,750,000)   $(10,809,000)
    Fully eligible active
      plan participants ....       (823,000)       (163,000)
    Other active plan
      participants .........    (11,939,000)    (10,826,000)
                               ------------    ------------
        Projected benefit
          obligation .......    (22,512,000)    (21,798,000)

Unrecognized prior service
  cost .....................     (2,392,000)     (3,078,000)
Unrecognized net gain ......     (2,394,000)     (2,536,000)
                               ------------    ------------
Accrued postretirement
  benefit obligation .......   $(27,298,000)   $(27,412,000)
                               ============    ============

     The accumulated postretirement benefit obligation ("APBO") was actuarially determined based on assumptions regarding the discount rate and projected future increases in postretirement benefit costs ("the healthcare cost trend rate").

     The assumptions used in the determination of the APBO and the net postretirement benefit cost were as follows:

                                           1995      1994     1993
                                        ---------   ------   ------
Discount rate ........................  7.00-7.75%   7.75%    7.50%
Healthcare cost trend rates -
   Participants under 65 years of age       13.00%  14.00%   15.00%
   Participants 65 years of age
      and over .......................       9.50%  10.00%   10.50%

     The healthcare cost trend rates for participants under the age of 65 and participants 65 years of age and over are assumed to decrease ratably to 6% by 2002 and remain at that level thereafter. A 1% increase in the healthcare cost trend rate would have increased the accumulated postretirement benefit obligation by approximately $3,043,000, and the net postretirement benefit cost by approximately $367,000 in 1995.

(10) POSTEMPLOYMENT BENEFITS

     Effective January 1, 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to accrue for benefits provided to former or inactive employees after employment, but prior to retirement. For the Company, this statement primarily applies to costs associated with disability-related benefits. The cumulative effect of this change in accounting principle resulted in a charge to net income of $2,000,000 in 1994.

(11) LEASE COMMITMENTS

     Total minimum rentals payable under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1995 are as follows:

Year ending December 31,
         1996 ........................   $  624,000
         1997 .........................     535,000
         1998 ........................      495,000
         1999  .......................      350,000
         2000  .......................      254,000
         Thereafter ..................    1,924,000



     Aggregate rental expense charged to operations was $1,261,000, $1,351,000, and $1,249,000 in 1995, 1994 and 1993, respectively.

(12) ACQUISITIONS

     On January 31, 1995, the Company, through it's U.K. subsidiary, I.D.M. Electronics, purchased a product line for $759,000. In addition, on August 31, 1995, the Company acquired substantially all of the common stock of Seabee Corporation ("Seabee") for approximately $22,753,000, net of cash received. Seabee is a manufacturer of large hydraulic cylinders and alloy steel castings located in Hampton, Iowa. The acquisitions have been accounted for using the purchase method of accounting, and accordingly, the results of operations have been included in the 1995 consolidated financial statements since the date of the acquisitions.

     On January 28, 1994, the Company acquired certain assets and certain liabilities of Industrial Tectonics Inc ("ITI"), a manufacturer of specialty balls used in measuring devices, floats, valves, ball point pens and antifriction bearings, located in Dexter, Michigan. The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations of ITI have been included in the 1994 consolidated financial statements since the effective date of the acquisition. The cash consideration for the acquisition, net of cash acquired, was approximately $7,268,000.

(13) SALE OF AUTOMOTIVE OPERATION AND SURPLUS BUILDING

     On May 1, 1995, the Company sold the majority of its automotive operation assets. The net sale proceeds of $3,476,000 approximated the book value of the assets sold. The Company and the buyer also entered into an operating lease for the facility in which the business was located. The sales of the automotive business were less than 4% of the consolidated net sales for each of 1995, 1994 and 1993 with an operating income contribution percentage lower than the rest of the Company.

     During 1995, the Company also sold the surplus building resulting from the 1993 plant consolidation described in Note 14. The net sale proceeds of $1,789,000 approximated book value.

(14) PLANT CONSOLIDATIONS

     During 1995, the Company authorized and implemented its production facility realignment, completing the consolidation process started during 1993. The movement of the physical location for certain production did not result in the discontinuation of any product lines. Severance and relocation expenses of approximately $300,000 were recognized as part of the realignment. The consolidation also resulted in a $965,000 reduction in the accrued postretirement benefit obligation, partially offset by a $764,000 increase in accrued pension cost. The net effect of the plant consolidation was not significant to the operating results or financial position of the Company.

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

(15) CONTINGENCIES

         The Company, together with other companies, certain former officers, and certain current and former directors, has been named as a co-defendant in lawsuits filed in federal court in New York in 1993. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation which filed for bankruptcy under Chapter 11. The

KAYDON CORPORATION AND SUBSIDIARIES

premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, was a successor to and alter ego of Keene. In 1994, an examiner was appointed by a bankruptcy court to examine the issues at stake. On September 23, 1994, the "Preliminary Report of the Examiner" was made public. In the report, the examiner stated that the alleged fraudulent conveyance claims against the Company appear to be time-barred by the statute of limitations, subject to certain possible exceptions which the Company does not believe are significant or factual. Although the examiner has made certain recommendations regarding a mechanism to resolve the claims against the Company, the Court has not taken any action related to the report. Nevertheless, in the Company's opinion, the report reinforces management's original view that the claims will ultimately not be sustained. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. In June 1995, the creditors' committee filed a complaint in the same bankruptcy court asserting claims against the Company similar to those previously filed. If Keene Corporation's current plan of reorganization is approved by the bankruptcy court, the lawsuits filed in 1993 would be permanently stayed and replaced by the creditors' committee complaint. Management believes that the outcome of this litigation will not have a material adverse effect on the Company's financial position.

     Various other claims, lawsuits and environmental matters arising in the normal course of business are pending against the Company. Management believes that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(16) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

----------------------------------------------------------------------------------------------------------------------------------
                                                           Quarters (amounts in thousands except per share data)
----------------------------------------------------------------------------------------------------------------------------------

                                           1st                   2nd                3rd               4th              Total
                                  --------------------    -----------------   ---------------   ---------------   ----------------
                                    1995         1994      1995       1994     1995     1994     1995     1994     1995     1994
                                  --------      ------    ------     ------   ------   ------   ------   ------   -------  -------

Net Sales                         $ 55,465      50,125    57,560     52,032   56,087   50,279   60,812   52,259   229,924  204,695
Gross Profit                      $ 21,031      17,912    22,782     19,966   21,434   18,871   23,352   19,401    88,599   76,150
Income Before Cumulative
  Prior Year Effect of
  Change in Accounting
  Principle ...................   $  9,036       7,192     9,715      8,023    9,415    7,710   10,037    8,301    38,203   31,226
Cumulative Prior Year
  Effect of Change in
  Accounting Principle.........   $    --       (2,000)      --         --       --       --       --       --        --    (2,000)
                                  --------      ------    ------     ------   ------   ------   ------   ------   -------  -------
Net Income.....................   $  9,036       5,192     9,715      8,023    9,415    7,710   10,037    8,301    38,203   29,226
                                  ========      ======    ======     ======   ======   ======   ======   ======   =======  =======
Earnings per Share:
Income Before Cumulative
  Prior Year Effect of
  Change in Accounting
  Principle ...................   $   0.54        0.43      0.58       0.48     0.56     0.46     0.60     0.50      2.28     1.87
Cumulative Prior Year
  Effect of Change in
  Accounting Principle ........   $    --        (0.12)      --         --       --       --       --       --        --     (0.12)
                                  --------      ------    ------     ------   ------   ------   ------   ------   -------  -------

Net Income.....................   $   0.54        0.31      0.58       0.48     0.56     0.46     0.60     0.50      2.28     1.75
                                  ========      ======    ======     ======   ======   ======   ======   ======   =======  =======
Market Price: .................

   High........................   $  27.63       25.25     30.25      24.25    31.50    23.50    30.75    24.88     31.50    25.25
   Low.........................   $  22.75       20.25     25.38      19.75    27.38    20.38    28.00    22.50     22.75    19.75

(17) BUSINESS SEGMENT INFORMATION

     The Company operates predominately in one industry segment, the design, manufacture and sale of custom-engineered products. During 1995, 1994 and 1993, sales to no single customer exceeded 10% of total sales. Transfers between geographic areas represent the selling price of sales to affiliates, which is generally based on cost plus a mark-up. Corporate assets are those assets maintained for general purposes, principally cash, cash equivalents, marketable securities and cost in excess of net tangible assets of purchased businesses. All other assets have been identified with domestic or foreign operations. Information regarding the Company's operations in the United States and Europe for 1995, 1994 and 1993 is as follows:

----------------------------------------------------------------------------------------------------------------
Year ended December 31, 1995                   United States         Europe          Eliminations   Consolidated
----------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers ..........     $ 205,342,000      $ 24,582,000       $         --  $ 229,924,000
Transfers between geographic areas........                --         3,538,000         (3,538,000)            --
                                               -------------      ------------       ------------  -------------
         Total sales......................     $ 205,342,000      $ 28,120,000       $ (3,538,000) $ 229,924,000
                                               =============      ============       ============  =============
Operating income..........................     $  54,517,000      $  5,162,000       $   (393,000) $  59,286,000
Interest income, net .....................                                                             2,505,000
                                                                                                   -------------
Income before income taxes and
  cumulative prior year effect of change
  in accounting principle ................                                                         $  61,791,000
                                                                                                   =============
Identifiable assets.......................     $ 155,130,000      $ 14,407,000                 --  $ 169,537,000
Corporate assets..........................                                                            98,138,000
                                                                                                   -------------
         Total assets.....................                                                         $ 267,675,000
                                                                                                   =============
----------------------------------------------------------------------------------------------------------------
Year ended December 31, 1994                   United States         Europe          Eliminations   Consolidated
----------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers...........     $ 183,865,000      $ 20,830,000       $         --  $ 204,695,000
Transfers between geographic areas........                --         3,119,000         (3,119,000)            --
                                               -------------      ------------       ------------  -------------
         Total sales......................     $ 183,865,000      $ 23,949,000       $ (3,119,000) $ 204,695,000
                                               =============      ============       ============  =============
Operating income .........................     $  46,069,000      $  4,147,000       $   (457,000) $  49,759,000
Interest income, net......................                                                               609,000
                                                                                                   -------------
Income before income taxes and
  cumulative prior year
  effect of change in
  accounting principle ...................                                                         $  50,368,000
                                                                                                   =============

Identifiable assets.......................     $ 145,083,000      $ 13,995,000                 --  $ 159,078,000
Corporate assets..........................                                                            84,506,000
                                                                                                   -------------
         Total assets.....................                                                         $ 243,584,000
                                                                                                   =============
----------------------------------------------------------------------------------------------------------------
Year ended December 31, 1993                   United States         Europe          Eliminations   Consolidated
----------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers...........     $ 165,611,000      $ 18,449,000       $         --  $ 184,060,000
Transfers between geographic
  areas ..................................                --         4,503,000         (4,503,000)            --
                                               -------------      ------------       ------------  -------------
         Total sales......................     $ 165,611,000      $ 22,952,000       $ (4,503,000) $ 184,060,000
                                               =============      ============       ============  =============
Operating income .........................     $  40,267,000      $  4,764,000       $   (717,000) $  44,314,000
Interest income, net......................                                                               142,000
                                                                                                   -------------
Income before income taxes
  and cumulative prior year
  effect of change in accounting
  principle...............................                                                         $  44,456,000
                                                                                                   =============

Identifiable assets.......................     $ 135,940,000      $ 13,100,000                 --  $ 149,040,000
Corporate assets..........................                                                            68,382,000
                                                                                                   -------------
         Total assets.....................                                                         $ 217,422,000
                                                                                                   =============

