Form 10-K405, Exhibit 13
period 1996-12-31
KAYDON CORP
filed 1997-03-25
CIK 740694

                                                                     EXHIBIT 13


FINANCIAL HISTORY

Ten Year Summary                           1996     1995     1994 (1)   1993    1992 (1)     1991      1990
-------------------------------------------------------------------------------------------------------------
FINANCIAL STATEMENT DATA (000 omitted)
INCOME STATEMENT
Net Sales . . . . . . . . . .            $290,670  229,924   204,695   184,060   183,904    160,989   169,442
Gross Profit  . . . . . . . .            $117,496   88,599    76,150    67,781    66,180     55,981    59,410
Operating Income  . . . . . .            $ 78,954   59,286    49,759    44,314    42,222     39,827    42,648
Interest Income (Expense), net           $  2,662    2,505       609       142   (1,471)      (389)   (1,878)
Provision for Income Taxes  .            $ 31,095   23,588    19,142    16,761    15,133     13,983    14,761
Net Income  . . . . . . . . .            $ 50,521   38,203    29,226    27,695    10,374     25,455    26,009

BALANCE SHEET
Total Assets  . . . . . . . .            $331,538  267,675   243,584   217,422   210,967    217,451   176,098
Plant & Equipment, net  . . .            $ 76,176   72,345    61,247    60,077    63,513     68,759    61,931
Working Capital . . . . . . .            $119,232   91,407    85,886    71,810    56,754     59,171    62,867
Capital Employed :
   Total Debt   . . . . . . .            $  8,000    8,000     8,000    15,312    18,090    40,634     27,069
   Stockholders' Investment .            $232,056  187,905   166,570   143,840   136,076    137,501   113,757
                                         --------  -------   -------   -------   -------    -------   -------
     Capital Employed . . . .            $240,056  195,905   174,570   159,152   154,166    178,135   140,826

CASH FLOW DATA
Capital Expenditures, net . .            $  9,320    7,371     6,746     5,088     6,057     11,075     5,817
Acquisition of Businesses . .            $ 10,699   23,512     7,268       716        --     42,793        --
Depreciation & Amortization .            $ 11,749   11,176    10,641    10,264    11,194      9,250     8,622
Net Cash Provided by
  Operating Activities  . . .            $ 68,225   49,487    44,176    39,237    38,382     35,153    30,072
-------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
PROFITABILITY
Operating Margin  . . . . . .                27.2%    25.8%     24.3%     24.1%     23.0%      24.7%     25.2%
Return on Net Sales . . . . .                17.4%    16.6%     14.3%     15.0%      5.6%      15.8%     15.3%
Return on Average Assets  . .                16.9%    14.9%     12.7%     12.9%      4.8%      12.9%     15.8%
Return on Average Capital Employed           23.2%    20.6%     17.5%     17.7%      6.8%      16.1%     20.8%
Return on Average Stockholders'
  Investment  . . . . . . . .                24.1%    21.6%     18.8%     19.8%      7.6%      20.3%     25.4%

LIQUIDITY
Current Ratio . . . . . . . .                 2.8      3.1       3.1       3.1       2.4        2.6       3.1
Debt to Debt - Equity Ratio .                 3.3%     4.1%      4.6%      9.6%     11.7%      22.8%     19.2%
-------------------------------------------------------------------------------------------------------------
PER SHARE DATA (2)
Earnings per Share  . . . . .             $  3.05     2.28      1.75      1.60      0.59       1.47      1.51
Dividends Declared per Share              $  0.50     0.45      0.41      0.37      0.32       0.26      0.21
Book Value per Share, net of
     treasury stock . . . . .             $ 14.09    11.48     10.01      8.62      7.83       7.94      6.63
Market Price per Share, Annual High       $49-1/4   31-1/2    25-1/4    31-3/4    26-5/8     23-7/8    18-7/8
Market Price per Share, Annual Low        $29-1/4   22-3/4    19-3/4        18    19-1/2         16    13-5/8
Year End Closing Stock Price              $47-1/8   30-3/8        24    20-3/4    23-1/2     22-1/8        17
-------------------------------------------------------------------------------------------------------------
OTHER
Weighted Average Shares and Equivalents
  Outstanding (000 omitted) .              16,549   16,741    16,726    17,313    17,439     17,336    17,228
Backlog of Orders on Hand (000 omitted)  $117,262  101,852    88,360    84,385    83,296     93,192    93,079
Average Number of Employees .               2,216    1,805     1,703     1,661     1,731      1,441     1,638
Net Sales per Employee  . . .            $131,169  127,382   120,197   110,813   106,241    111,720   103,444
Number of Common Stockholders               1,415    1,487     1,615     1,742     1,929      2,010     2,199
-------------------------------------------------------------------------------------------------------------

Ten Year Summary                                 1989      1988    1987
--------------------------------------------------------------------------
FINANCIAL STATEMENT DATA (000 omitted)
INCOME STATEMENT
Net Sales . . . . . . . . . .                 151,238   135,029    133,473
Gross Profit  . . . . . . . .                  51,426    47,133     45,565
Operating Income  . . . . . .                  37,973    35,556     33,940
Interest Income (Expense), net                 (2,026)   (2,506)    (3,638)
Provision for Income Taxes  .                  13,100    12,207     12,784
Net Income  . . . . . . . . .                  22,847    20,843     17,119

BALANCE SHEET
Total Assets  . . . . . . . .                 153,949   122,425     120,193
Plant & Equipment, net  . . .                  64,012    48,613     49,888
Working Capital . . . . . . .                  42,989    31,921     23,944
Capital Employed :
   Total Debt   . . . . . . .                  29,815    22,457     40,371
   Stockholders' Investment .                  90,686    69,874     50,327
                                              -------    ------     -------
     Capital Employed . . . .                 120,501    92,331     90,698

CASH FLOW DATA
Capital Expenditures, net . .                   9,107     4,839      3,286
Acquisition of Businesses . .                  22,860        --      5,100
Depreciation & Amortization .                   7,388     6,407      6,225
Net Cash Provided by
  Operating Activities  . . .                  25,451    23,905     30,376
--------------------------------------------------------------------------
FINANCIAL RATIOS
PROFITABILITY
Operating Margin  . . . . . .                    25.1%     26.3%      25.4%
Return on Net Sales . . . . .                    15.1%     15.4%      12.8%
Return on Average Assets  . .                    16.5%     17.2%      14.3%
Return on Average Capital Employed               22.7%     24.5%      20.5%
Return on Average Stockholders'
  Investment  . . . . . . . .                    28.5%     34.7%      40.8%

LIQUIDITY
Current Ratio . . . . . . . .                     2.6       2.3        1.8
Debt to Debt - Equity Ratio .                    24.7%     24.3%      44.5%
--------------------------------------------------------------------------
PER SHARE DATA (2)
Earnings per Share  . . . . .                    1.33      1.22       1.00
Dividends Declared per Share                     0.16      0.11       0.05
Book Value per Share, net of
     treasury stock . . . . .                    5.31      4.13       3.01
Market Price per Share, Annual High            19-1/4    16-3/4         17
Market Price per Share, Annual Low            13-7/16    11-3/8     7-5/16
Year End Closing Stock Price                   15-7/8   13-7/16     12-3/8
--------------------------------------------------------------------------
OTHER
Weighted Average Shares and Equivalents
  Outstanding (000 omitted) .                  17,180    17,128     17,116
Backlog of Orders on Hand (000 omitted)        97,359    74,128     73,949
Average Number of Employees .                   1,446     1,265      1,255
Net Sales per Employee  . . .                 104,591   106,742    106,353
Number of Common Stockholders                   2,241     2,519      2,718
--------------------------------------------------------------------------

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1996 COMPARED TO 1995

   Net sales increased to $290,670,000 in 1996, up 26.4% from $229,924,000 in
1995. Approximately 12% of the growth was generated by the base businesses of Kaydon while the remaining 14% is attributable to the recent acquisitions of the three fluid power companies purchased in September 1995 and February 1996. Virtually all of the Company's divisions contributed to the gain with the largest percentage increases coming from the slip-ring divisions. The backlog of unshipped orders at year end also increased to $117,262,000, up $2,793,000 from $114,469,000 in the prior quarter and $101,852,000 at the end of 1995.

   Gross profit as a percentage of sales was 40.4% compared to 38.5% in 1995. The increase is primarily attributable to operating efficiencies, increased volume and continued cost control.

   Selling and administrative expenses as a percentage of sales in 1996 was 13.3% compared to 12.7% in 1995. The increase was attributable to the increase in goodwill amortization from the acquisition of the fluid power companies and the increase in operating accruals.

   Net interest income this year was $2,662,000 essentially flat with the interest income of $2,505,000 in 1995. There was virtually no change year on year since any expected increase from larger cash and securities balances was offset by lower interest rates.

   The effective tax rate of 38.1% remains essentially unchanged from 38.2% in 1995.

1995 COMPARED TO 1994

   Net sales increased to $229,924,000, up 12.3% from $204,695,000 in 1994.
Internal sales growth accounted for essentially all of the growth, as the acquisitions of DJ Molding in January and Seabee Corporation in September were practically offset by the decrease in sales from the disposition of our automotive operation in May. All of the Company's divisions except Filtration contributed to the gains, with the greatest percentage improvements coming from the domestic bearing and the U.K. split roller bearing operations. Similarly, the backlog of unshipped orders at year end increased to $101,852,000, up $3,791,000 from $98,061,000 in the prior quarter and $88,360,000 at the end of 1994.

   Gross profit as a percentage of sales was 38.5% compared to 37.2% in 1994. The increase is attributable to operating efficiencies related to our plant consolidation, increased volume and continued cost control.

   Selling and administrative expenses as a percentage of sales in 1995 was 12.7% compared to 12.9% in 1994. The slight decrease was attributable to increased sales volume.

   Net interest income in 1995 was $2,505,000, up $1,896,000 from $609,000 in
1994. The increase in interest income is attributable to much larger cash and securities balances throughout 1995.

   The effective tax rate of 38.2% was essentially unchanged from 38.0% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

   Working capital was $119,232,000 at December 31, 1996 compared to $91,407,000 at December 31, 1995, reflecting current ratios of 2.8 and 3.1 respectively. The increase in working capital primarily reflects an increase in cash and securities offset by higher operating accruals and the classification of $4,000,000 of IRB debt as current. The decrease in the current ratio is primarily attributable to the current portion of IRB debt, redeemable in early 1997. Cash and securities account for 69.8% of net working capital compared to 51.6% last year.

   Total debt, consisting of Industrial Revenue Bonds (IRB) issued at favorable interest rates, remained at $8,000,000. Cash and securities on hand exceed total debt by $75,267,000 at December 31, 1996 compared to $39,159,000 at December 31, 1995 for an increase of $36,108,000.

   Operating cash flow was a record high at $68,225,000, an increase of 37.9% from $49,487,000 in 1995. The increase is the result of both increased earnings and strong working capital management. Working capital, excluding cash and securities, decreased to 12.4% of sales from 19.2% last year. Net capital expenditures were $9,320,000 and dividends were $7,906,000, resulting in free cash flow of $50,999,000 for the year. The Company spent $10,699,000 in February on the acquisition of Victor Fluid Power Co. and Benton Harbor Engineering Co., Inc. The Company received $7,765,000 from the exercise of stock options and, in turn, spent $12,020,000 to repurchase treasury stock on the open market. The Company has now purchased 1,475,046 of the 2,000,000 shares originally approved for repurchase by the Board of Directors. On December 18, 1996, the Board of Directors approved the repurchase of an additional 1,000,000 shares on the open market, bringing the total approved for repurchase to 3,000,000.

   Planned capital requirements for 1997 consist principally of capital expenditures relating to plant and equipment, cash dividends to stockholders and the potential purchase of the remaining shares of the Company's stock approved for repurchase. Planned capital expenditures relating to environmental issues are not expected to be material, however, such expenditures could be influenced by the enactment of new or revised environmental regulations and laws. It is expected that these capital requirements will be financed by operating activities.

   The Company is actively seeking potential acquisitions and, depending upon the size and structure of such acquisitions, financing may be required.

   During 1996, the Company continued its revolving credit agreement with its banks for a credit line of $85,000,000. The Company also had in place at December 31, 1996, short-term lines of credit of $27,000,000. No borrowings existed under the short-term lines of credit or the revolving credit agreement at December 31, 1996 or December 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

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

ENVIRONMENTAL MATTERS

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

LITIGATION

   The Company, together with other companies, certain former officers, and certain former directors, has been named as a co-defendant in lawsuits filed in federal court in New York in 1993. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation which filed for bankruptcy under Chapter 11. The premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, was a successor to and alter ego of Keene. In 1994, an examiner was appointed by a bank-ruptcy court to examine the issues at stake. On September 23, 1994, the "Preliminary Report of the Examiner" was made public. In the report, the examiner stated that the alleged fraudulent conveyance claims against the Company appear to be time-barred by the statute of limitations, subject to certain possible exceptions which the Company does not believe are significant or factual. Although the examiner has made certain recommendations regarding a mechanism to resolve the claims against the Company, the Court has not taken any action related to the report. Nevertheless, in the Company's opinion, the report reinforces management's original view that the claims will ultimately not be sustained. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. In June 1995, the creditors' committee filed a complaint in the same bankruptcy court asserting claims against the Company similar to those previously filed. On June 12, 1996, the District and Bankruptcy Courts for the Southern District of New York entered an order confirming the plan of reorganization for Keene Corporation. As a result, the so-called transactions lawsuit will be transferred from the Bankruptcy Court for the Southern District of New York to the District Court for that district and the stay of the transactions lawsuit was lifted, allowing the Company and other co-defendants to present appropriate motions to the District Court. Management believes that the outcome of this litigation will not have a material adverse effect on the Company's financial position.

   In June, 1996 the Company received a subpoena issued by the U.S. District Court in Bridgeport, Connecticut on behalf of a grand jury investigating a May 9, 1996 accident involving a Sikorsky helicopter in which four persons died. The grand jury has requested and received documents and records relating to a bearing manufactured by Kaydon and used in the Sikorsky helicopter. In addition, the Defense Logistics Agency of the Defense Contract Management Command and a "Mishap Board" led by Sikorsky Aircraft Corporation with participation from certain Federal agencies alleged that product quality problems or deficiencies exist with respect to the bearing product used in the Sikorsky helicopter described above. The Company was excluded from participation on this "Mishap Board", however, it independently evaluated the available evidence and refuted the "Mishap Board" findings in its report submitted to the Navy. Subsequent incidents have occurred in the helicopter fleet even though the bearings used were newly manufactured, inspected and approved by Sikorsky personnel, reinforcing the Company's position that the bearing quality was not the causative action in the May 9, 1996 accident.

   Various other claims, lawsuits and environmental matters arising in the normal course of business are pending against the Company. Management believes that the outcome of these matters, including the Sikorsky matter referred to above, will not have a material adverse effect on the Company's financial position or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Kaydon Corporation:

   We have audited the accompanying consolidated balance sheets of Kaydon Corporation (a Delaware corpo-ration) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaydon Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

   As explained in Note 10 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for postemployment benefits to adopt the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits."

/s/ Arthur Andersen LLP
Grand Rapids, Michigan,
January 17, 1997

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


/s/ Stephen K. Clough                              /s/ Lawrence J. Cawley
Stephen K. Clough                                  Lawrence J. Cawley
President and Chief Executive Officer              Chairman and Chief
                                                   Financial Officer

CONSOLIDATED BALANCE SHEETS

KAYDON CORPORATION ANDSUBSIDIARIES
December 31, 1996 and 1995

                                                                                               1996           1995
                                                                                           ------------   ------------
ASSETS
Current Assets:
    Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 54,443,000   $  4,808,000
    Marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      28,824,000     42,351,000
    Accounts receivable, less allowances of
       $1,481,000 in 1996 and $1,257,000 in 1995  . . . . . . . . . . . . . . . . . . .      36,136,000     30,186,000
    Inventories     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      53,079,000     50,145,000
    Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      13,574,000      7,964,000
                                                                                           ------------   ------------
       Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     186,056,000    135,454,000
                                                                                           ------------   ------------
Plant and Equipment, at cost:
    Land and improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3,845,000      3,727,000
    Buildings and leasehold improvements  . . . . . . . . . . . . . . . . . . . . . . .      39,849,000     38,618,000
    Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     136,533,000    124,364,000
                                                                                           ------------   ------------
                                                                                            180,227,000    166,709,000
Less - accumulated depreciation and amortization  . . . . . . . . . . . . . . . . . . .    (104,051,000)   (94,364,000)
                                                                                           ------------   ------------
                                                                                             76,176,000     72,345,000
                                                                                           ------------   ------------
Cost in excess of net tangible assets of purchased businesses, net  . . . . . . . . . .      53,696,000     49,909,000
Other assets        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      15,610,000      9,967,000
                                                                                           ------------   ------------
                                                                                           $331,538,000   $267,675,000
                                                                                           ============   ============
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
    Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  9,784,000   $  8,877,000
    Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . .       4,000,000             --
    Accrued expenses:
       Salaries and wages . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      11,751,000      8,487,000
       Employee benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      11,482,000      9,117,000
       Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9,567,000      3,248,000
       Other accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      20,240,000     14,318,000
                                                                                           ------------   ------------
          Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . .      66,824,000     44,047,000
                                                                                           ------------   ------------
Long-term postretirement and postemployment benefit obligations . . . . . . . . . . . .      28,658,000     27,723,000
                                                                                           ------------   ------------
Long-term debt      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4,000,000      8,000,000
                                                                                           ------------   ------------
Stockholders' Investment:
    Preferred stock -
       ($.10 par value, 2,000,000 shares authorized; none issued) . . . . . . . . . . .              --             --
    Common stock -
       ($.10 par value, 98,000,000 shares authorized; 18,023,740 and
       17,633,165 shares issued in 1996 and 1995) . . . . . . . . . . . . . . . . . . .       1,802,000      1,763,000
    Paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      28,380,000     17,699,000
    Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     243,616,000    200,953,000
    Less - treasury stock, at cost;(1,557,227 and 1,263,681 shares
       in 1996 and 1995)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (39,633,000)   (27,613,000)
    Cumulative translation adjustment . . . . . . . . . . . . . . . . . . . . . . . . .      (2,109,000)    (4,897,000)
                                                                                           ------------   ------------
                                                                                            232,056,000    187,905,000
                                                                                           ------------   ------------
                                                                                           $331,538,000   $267,675,000
                                                                                           ============   ============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

KAYDON CORPORATION AND SUBSIDIARIES
For the years ended December 31, 1996, 1995 and 1994


                                                                               1996              1995          1994
                                                                           ------------      ------------  ------------
Net Sales           . . . . . . . . . . . . . . . . . . . . . . . . . .    $290,670,000      $229,924,000  $204,695,000

    Cost of sales   . . . . . . . . . . . . . . . . . . . . . . . . . .     173,174,000       141,325,000   128,545,000
                                                                           ------------      ------------  ------------
Gross Profit        . . . . . . . . . . . . . . . . . . . . . . . . . .     117,496,000        88,599,000    76,150,000

    Selling and administrative expenses . . . . . . . . . . . . . . . .      38,542,000        29,313,000    26,391,000
                                                                           ------------      ------------  ------------
Operating Income    . . . . . . . . . . . . . . . . . . . . . . . . . .      78,954,000        59,286,000    49,759,000

    Interest expense  . . . . . . . . . . . . . . . . . . . . . . . . .        (348,000)         (345,000)     (304,000)

    Interest income . . . . . . . . . . . . . . . . . . . . . . . . . .       3,010,000         2,850,000       913,000
                                                                           ------------      ------------  ------------
Income Before Income Taxes and Cumulative
    Prior Year Effect of Change in Accounting Principle . . . . . . . .      81,616,000        61,791,000    50,368,000

    Provision for income taxes  . . . . . . . . . . . . . . . . . . . .      31,095,000        23,588,000    19,142,000
                                                                           ------------      ------------  ------------
Income Before Cumulative Prior Year Effect of Change in
    Accounting Principle  . . . . . . . . . . . . . . . . . . . . . . .      50,521,000        38,203,000    31,226,000

Cumulative Prior Year Effect of Change in
    Accounting Principle for postemployment benefits,
    net of income tax benefit of $1,200,000 . . . . . . . . . . . . . .              --                --    (2,000,000)
                                                                           ------------      ------------  ------------
Net Income          . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 50,521,000      $ 38,203,000  $ 29,226,000
                                                                           ============      ============  ============
Earnings Per Share Before Cumulative Prior Year
    Effect of Change in Accounting Principle  . . . . . . . . . . . . .    $       3.05      $       2.28  $       1.87

Cumulative Prior Year Effect of Change in Accounting
    Principle per share for postemployment benefits . . . . . . . . . .              --                --         (0.12)
                                                                           ------------      ------------  ------------
Earnings Per Share  . . . . . . . . . . . . . . . . . . . . . . . . . .    $       3.05      $       2.28  $       1.75
                                                                           ============      ============  ============
Dividends Per Share   . . . . . . . . . . . . . . . . . . . . . . . . .    $       0.50      $       0.45  $       0.41
                                                                           ============      ============  ============


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

KAYDON CORPORATION AND SUBSIDIARIES
For the years ended December 31, 1996, 1995 and 1994

                                                                                             Cumulative
                                     Common       Paid-in       Retained       Treasury     Translation
                                     Stock        Capital       Earnings        Stock        Adjustment        Total
                                   ----------   -----------  -------------  -------------  -------------   ------------
Balance, December 31, 1993  . . .  $1,751,000   $15,179,000  $ 148,214,000  $(15,396,000)  $ (5,908,000)   $143,840,000

   Net income, 1994   . . . . . .          --            --     29,226,000            --             --      29,226,000
   Cash dividends declared  . . .          --            --     (6,840,000)           --             --      (6,840,000)
   Issuance of 31,525 shares
   of common stock under
      stock option plans    . . .       3,000       583,000             --            --             --         586,000
   Purchase of 73,600 shares
      of treasury stock   . . . .          --            --             --    (1,651,000)            --      (1,651,000)
   Current year translation
      adjustment  . . . . . . . .          --            --             --            --      1,291,000       1,291,000
   Adjustment for minimum   . . .
      pension liability   . . . .          --            --        118,000            --             --         118,000
                                   ----------   -----------  -------------  ------------   -------------   ------------

Balance, December 31, 1994  . . .   1,754,000    15,762,000    170,718,000   (17,047,000)    (4,617,000)    166,570,000

   Net income, 1995   . . . . . .          --            --     38,203,000            --             --      38,203,000
   Cash dividends declared    . .          --            --     (7,471,000)           --             --      (7,471,000)
   Issuance of 92,375 shares
      of common stock under
      stock option plans    . . .       9,000     1,937,000             --            --             --       1,946,000
   Purchase of 370,457 shares
      of treasury stock   . . . .          --            --             --   (10,566,000)            --     (10,566,000)
   Current year translation
      adjustment  . . . . . . . .          --            --             --            --       (280,000)       (280,000)
   Adjustment for minimum
      pension liability   . . . .          --            --       (497,000)           --             --        (497,000)
                                   ----------   -----------  -------------  ------------   -------------   ------------

Balance, December 31, 1995  . . .   1,763,000    17,699,000    200,953,000   (27,613,000)    (4,897,000)    187,905,000

   Net income, 1996   . . . . . .          --            --     50,521,000            --             --      50,521,000
   Cash dividends declared  . . .          --            --     (8,247,000)           --             --      (8,247,000)
   Issuance of 390,575 shares
      of common stock under
      stock option plans  . . . .      39,000    10,681,000             --            --             --      10,720,000
   Purchase of 293,546 shares
      of treasury stock   . . . .          --            --             --   (12,020,000)            --     (12,020,000)
   Current year translation
      adjustment  . . . . . . . .          --            --             --            --      2,788,000       2,788,000
   Adjustment for minimum
      pension liability   . . . .          --            --        389,000            --             --         389,000
                                   ----------   -----------  -------------  ------------   -------------   ------------
Balance, December 31, 1996  . . .  $1,802,000  $ 28,380,000   $243,616,000  $(39,633,000)  $ (2,109,000)   $232,056,000
                                   ==========  ============  =============  ============   ============    ============


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

KAYDON CORPORATION AND SUBSIDIARIES
For the years ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

                                                                             1996            1995              1994
                                                                         ------------    ------------      ------------
Cash Flows from Operating Activities:
    Net income      . . . . . . . . . . . . . . . . . . . . .            $50,521,000     $ 38,203,000      $ 29,226,000
    Adjustments to reconcile net income to
         net cash provided by operating activities
             Depreciation and amortization  . . . . . . . . .             11,749,000       11,176,000        10,641,000
             Cumulative prior year effect of change
                in accounting principle . . . . . . . . . . .                     --               --         2,000,000
             Deferred taxes   . . . . . . . . . . . . . . . .             (6,811,000)      (2,773,000)       (2,594,000)
             Postretirement and postemployment
                benefit obligations . . . . . . . . . . . . .                935,000         (389,000)          728,000
             Changes in current assets and liabilities, net of
                effects of acquisitions of businesses:
                   Accounts receivable  . . . . . . . . . . .             (2,524,000)         157,000        (1,097,000)
                   Inventories  . . . . . . . . . . . . . . .                243,000        4,133,000          (483,000)
                   Other current assets . . . . . . . . . . .             (2,386,000)         374,000           171,000
                   Accounts payable . . . . . . . . . . . . .             (1,815,000)      (1,385,000)        1,650,000
                   Accrued expenses   . . . . . . . . . . . .             18,313,000           (9,000)        3,934,000
                                                                         ------------    ------------      ------------
                   Net cash provided by operating activities.             68,225,000       49,487,000        44,176,000
                                                                         ------------    ------------      ------------

Cash Flows from Investing Activities:
    Purchases of marketable securities    . . . . . . . . . .           (104,468,000)     (80,478,000)      (32,318,000)
    Maturities of marketable securities   . . . . . . . . . .            117,995,000       49,219,000        21,226,000
    Additions to plant and equipment, net   . . . . . . . . .             (9,320,000)      (7,371,000)       (6,746,000)
    Acquisitions of businesses, net of cash acquired  . . . .            (10,699,000)     (23,512,000)       (7,268,000)
    Proceeds from sale of surplus building and
         automotive operation . . . . . . . . . . . . . . . .                     --        5,265,000                --
                                                                         ------------    ------------      ------------
             Net cash used in investing activities  . . . . .             (6,492,000)     (56,877,000)      (25,106,000)
                                                                         ------------    ------------      ------------
Cash Flows from Financing Activities:
    Principal payments of long-term debt  . . . . . . . . . .                     --               --        (7,000,000)
    Cash dividends paid   . . . . . . . . . . . . . . . . . .             (7,906,000)      (7,336,000)       (6,687,000)
    Net payments under lines of credit  . . . . . . . . . . .               (349,000)              --          (312,000)
    Proceeds from issuance of common stock  . . . . . . . . .              7,765,000        1,637,000           518,000
    Purchase of treasury stock    . . . . . . . . . . . . . .            (12,020,000)     (10,566,000)       (1,651,000)
                                                                         ------------    ------------      ------------
    Net cash used in financing activities   . . . . . . . . .            (12,510,000)     (16,265,000)      (15,132,000)
                                                                         ------------    ------------      ------------
Effect of Exchange Rate Changes on Cash
    and Cash Equivalents  . . . . . . . . . . . . . . . . . .                412,000         (112,000)          109,000
                                                                         ------------    ------------      ------------
Net Increase / (Decrease) in Cash and Cash Equivalents  . . .             49,635,000      (23,767,000)        4,047,000

Cash and Cash Equivalents - Beginning of Year . . . . . . . .              4,808,000       28,575,000        24,528,000
                                                                         ------------    ------------      ------------
Cash and Cash Equivalents - End of Year   . . . . . . . . . .            $54,443,000     $  4,808,000      $ 28,575,000
                                                                         ===========     ============      ============


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KAYDON CORPORATION AND SUBSIDIARIES
------------------------------------------------------------------------------

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

DESCRIPTION OF BUSINESS:

   The Company designs, manufactures and sells custom-engineered products for a broad and diverse customer base primarily in domestic markets. The Company's principal products include antifriction bearings, bearing systems and components, filters and filter housings, specialty retaining rings, specialty balls, custom rings, shaft seals, hydraulic cylinders, metal castings and various types of slip-rings. These products are used by customers in a wide variety of medical, instrumentation, material handling, machine tool positioning, aerospace, defense, construction and other industrial applications. The Company is customer-focused and concentrates on providing cost-effective solutions for its customers through close engineering relationships with leading manufacturers throughout the world.


CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES:

    Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions of this statement, the Company's cash and cash equivalents and marketable securities are considered "held-to-maturity" and are stated at amortized cost which approximates fair market value at December 31, 1996 and 1995. Cash and cash equivalents have maturity dates of three months or less from the date of purchase. Marketable securities include United States Treasury Bills with maturity dates of less than one year. Both cash equivalents and marketable securities are high-credit quality financial instruments. The Company's portfolio of cash and cash equivalents and marketable securities consists of the following at December 31,:

                                                           1996                1995
                                                        -----------         -----------
Cash and cash equivalents:
     Cash held in banks   . . . . . . . . . . . . .     $ 1,828,000         $ 4,058,000
     U.S. Treasury Bills  . . . . . . . . . . . . .      37,515,000                --
     Other cash equivalents   . . . . . . . . . . .      15,100,000             750,000
                                                        -----------         -----------
                                                         54,443,000           4,808,000

Marketable securities:
     U.S. Treasury Bills  . . . . . . . . . . . . .      28,824,000          42,351,000
                                                        -----------         -----------
       Total  . . . . . . . . . . . . . . . . . . .     $83,267,000         $47,159,000
                                                        ===========         ===========

INVENTORIES:

   Inventories are valued at the lower of cost or market and include material, labor and overhead. Cost is determined using the first-in, first-out ("FIFO") method for all inventories. Inventories are summarized as follows at December 31,:

                                                            1996               1995
                                                        -----------         -----------
Raw material  . . . . . . . . . . . . . . . . . . .     $15,146,000         $13,764,000
Work in process . . . . . . . . . . . . . . . . . .      17,300,000          13,040,000
Finished goods  . . . . . . . . . . . . . . . . . .      20,633,000          23,341,000
                                                        -----------         -----------
                                                        $53,079,000         $50,145,000
                                                        ===========         ===========

------------------------------------------------------------------------------

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

COST IN EXCESS OF NET TANGIBLE ASSETS OF PURCHASED BUSINESSES AND OTHER LONG-LIVED ASSETS:

   Cost in excess of net tangible assets of purchased businesses ("goodwill") totaling $16,239,000 arose prior to 1971 and is not being amortized since, in the opinion of management, there has been no diminution in value. Goodwill acquired after 1970 is being amortized on a straight-line basis over a period of 20 to 40 years and is stated net of accumulated amortization of $5,155,000 and $3,816,000 at December 31, 1996 and 1995, respectively. The increase in goodwill during 1996 is primarily due to the acquisition of Victor Fluid Power Co. and Benton Harbor Engineering Co., Inc., as discussed further in Note 12.

   Effective January 1, 1996, the Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The adoption of this Statement had no effect on the Company's financial statements.

   The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of goodwill and other long-lived assets may warrant revision or that the remaining balances may not be recoverable. When factors indicate that such costs should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted cash flow over the remaining lives of the goodwill and other long-lived assets to evaluate whether the costs are recoverable.

OTHER ASSETS:

   Other assets include, among other items, deferred tax assets and various intangibles which primarily include noncompete and supply agreements. Deferred tax assets are further discussed in Note 3. The noncompete and supply agreements and other intangibles are being amortized on a straight-line basis ranging from 4 to 15 years. They are stated net of accumulated amortization of $3,368,000 and $2,848,000 at December 31, 1996 and 1995, respectively.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The carrying amounts of financial instruments included in current assets and current liabilities approximate fair value due to the short-term nature of these instruments. The stated value of the Company's long-term debt reasonably approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

KAYDON CORPORATION AND SUBSIDIARIES
------------------------------------------------------------------------------

(2) EARNINGS PER SHARE

   Earnings per share of common stock are based on the weighted average of outstanding common shares and common share equivalents to the extent they are dilutive during the three years presented (approximately 16,549,000, 16,741,000, and 16,726,000, in 1996, 1995 and 1994, respectively).

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

     The provision for income taxes consisted of the following:

                                         1996           1995              1994
                                     -----------    -----------        -----------
Current:
    U.S. Federal  . . . . . . .      $33,381,000    $23,426,000        $17,909,000
    State . . . . . . . . . . .        3,717,000      2,632,000          2,393,000
    Foreign . . . . . . . . . .        2,061,000        132,000          1,348,000
                                     -----------    -----------        -----------
                                      39,159,000     26,190,000         21,650,000
                                     -----------    -----------        -----------
Deferred:
    U.S. Federal  . . . . . . .       (7,134,000)    (3,088,000)        (1,669,000)
    State . . . . . . . . . . .         (382,000)      (247,000)          (277,000)
    Foreign . . . . . . . . . .         (548,000)       733,000           (562,000)
                                     -----------    -----------        -----------
                                      (8,064,000)    (2,602,000)        (2,508,000)
                                     -----------    -----------        -----------
                                     $31,095,000    $23,588,000        $19,142,000
                                     ===========    ===========        ===========

   In 1996, 1995 and 1994, the Company's effective tax rates were 38.1%, 38.2%, and 38.0%, respectively, of income before income taxes and cumulative prior year effect of change in accounting principle and differed from the U.S. federal statutory income tax rate primarily due to the effect of state income taxes, net of the federal tax benefit.

   Cash expended for income taxes totaled $30,974,000 in 1996, $26,506,000 in 1995, and $21,261,000 in 1994.

   The tax effect and type of significant temporary differences by component which gave rise to the net deferred tax asset as of December 31, 1996 and 1995 were as follows:

                                                    1996             1995
                                                ------------     ------------
Deferred tax assets:
  Postretirement and
     postemployment
     benefit obligations    . . . . . . .       $ 11,803,000     $ 11,426,000
  Financial accruals and reserves
     not currently deductible . . . . . .         10,120,000        5,298,000
  Inventory accounting method
     and basis differences  . . . . . . .          6,763,000        5,702,000
  Other . . . . . . . . . . . . . . . . .          1,446,000          519,000
  Valuation allowance . . . . . . . . . .               --              --
                                                ------------     ------------
                                                  30,132,000       22,945,000
                                                ------------     ------------
Deferred tax liabilities:
  Plant and equipment basis
    differences, including
    depreciation and
    amortization  . . . . . . . . . . . .         (8,148,000)      (8,839,000)
  Other . . . . . . . . . . . . . . . . .               --           (392,000)
                                                ------------     ------------
                                                  (8,148,000)      (9,231,000)
                                                ------------     ------------
                                                $ 21,984,000     $ 13,714,000
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

(4) SHORT-TERM DEBT

   The Company has short-term lines of credit with banks totaling $27,000,000 with no outstanding borrowings at December 31, 1996. The rates of interest on the outstanding balances of each of these lines are at or slightly below the applicable prime commercial rate (as defined in the respective agreements), which was 8.25% at December 31, 1996. The weighted average interest rate on borrowings outstanding during 1996 was approximately 8.0%.

------------------------------------------------------------------------------

(5) LONG-TERM DEBT

   The Company has $85,000,000 of borrowings available under its revolving credit and term loan agreement, none of which are outstanding at December 31, 1996. The borrowing rate is defined in the agreement and is the prime commercial rate or lower. The available interest rate at December 31, 1996 was 6.03%. Commitment fees ranging from .2% to .375% of the unused portion of credit are charged quarterly.

   The Company's long-term debt consists of Industrial Revenue Bonds ("IRB's") at December 31, 1996 and 1995. The IRB's are due from 1997 through 1999 and provide for monthly interest payments at a variable rate. The interest rate of the IRB's was 4.40% at December 31, 1996.

   The annual maturities for long-term debt are summarized as follows:

Year ending December 31,
     1997................................................   $4,000,000
     1998................................................          --
     1999................................................   $4,000,000

   Provisions of the IRB and revolving credit agreements contain covenants which require, among other things, the maintenance of a minimum working capital ratio and a specified level of stockholders' investment. At December 31, 1996, the Company was in compliance with these provisions.

   Cash expended for interest on debt totaled $352,000 in 1996, $344,000 in 1995, and $306,000 in 1994.

(6) STOCK-BASED COMPENSATION

   The Company has two stock option plans which include the 1993 Stock Option Plan ("Employee Plan") and the 1993 Non-Employee Directors Plan ("Directors Plan"). The Company's previous stock option plan, created in 1984 with a term of ten years, was terminated in 1993. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                             1996
                                                             ----
Net Income:
     As reported  . . . . . . . . . . . . . . . . .      $50,521,000
     Pro forma  . . . . . . . . . . . . . . . . . .      $50,021,000
Earnings Per Share:
     As reported  . . . . . . . . . . . . . . . . .         $3.05
     Pro forma  . . . . . . . . . . . . . . . . . .         $3.02

   The fair value of each option grant in the stock option plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1996: risk free interest rates ranging from 5.3% to 6.2%; expected dividend yields of 1.2%; expected lives of 4 years; expected volatility of 29.0%. There were no options granted in 1995.

   The Company may grant options for up to 1,000,000 shares under the Employee Plan. The Company has granted options on 489,550 shares through December 31, 1996. The Directors Plan has a maximum 100,000 shares available for grant of which 80,000 remained available for grant at December 31, 1996. Under the Plans, the purchase price of each option granted will not be less than fair market value at the date of grant. Options granted become exercisable at the rate of 25% per year, commencing one year after the date of grant and expiring five years from the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

KAYDON CORPORATION AND SUBSIDIARIES
------------------------------------------------------------------------------

A summary of stock option information is as follows:

                                                       1996                     1995                    1994
                                             --------------------       ------------------        -------------------
                                                        Wtd. Avg.                 Wtd. Avg.                 Wtd. Avg.
                                              Shares    Ex. Price        Shares  Ex. Price        Shares    Ex. Price
                                             --------   ---------       -------  ---------        -------   ---------
Outstanding at Beginning of Year  . . . . .   585,050     $20.97        678,175    $20.52         665,575    $20.04

Granted   . . . . . . . . . . . . . . . . .   342,200     $39.02              -         -          54,000    $23.88
Exercised   . . . . . . . . . . . . . . . .  (390,575)    $19.88        (92,375)   $17.72         (31,525)   $16.41
Canceled  . . . . . . . . . . . . . . . . .   (10,500)    $26.76           (750)   $19.38          (9,875)   $19.64
                                             --------     ------        -------    ------         -------    ------

Outstanding at End of Year  . . . . . . . .   526,175     $33.40        585,050    $20.97         678,175    $20.52
                                             ========                   =======                   =======

Exercisable at End of Year  . . . . . . . .   128,915     $22.95        476,325    $20.43         424,560    $19.65

Weighted Average Fair Value
  of Options Granted  . . . . . . . . . . .   $ 11.37                      --                       --


Options outstanding at December 31, 1996 are as follows:


                                                                                                           Weighted
                                                                                               Weighted    Average
                                                                                               Average     Remaining
                                               Lowest          Highest      Number of          Exercise   Contractual
                                                Price           Price        Options            Price    Life (years)
                                                -----           -----       ---------          --------  ------------
Exercise price per share:
      Under $25   . . . . . . . . . . . . . .   $22.00          $24.25        183,975           $22.94         2.05

      Over $25  . . . . . . . . . . . . . . .   $30.75          $43.50        342,200           $39.02         4.67
                                                ------          ------        -------           ------         ----

      Total options   . . . . . . . . . . . .   $22.00          $43.50        526,175           $33.40         3.75
                                                                              =======



(7) SHAREHOLDERS RIGHTS PLAN

   On June 21, 1995, the Board of Directors of the Company adopted a Shareholders Rights Plan which attaches one right to each share of Kaydon Common Stock to shareholders of record at the close of business on July 7, 1995. When the right becomes exercisable, each registered holder will be entitled to purchase from the Company additional common stock having a value of twice the exercise price upon payment of the exercise price. The exercise price, subject to adjustment, is thirty dollars ($30.00) per Right. The Rights will become exercisable eight days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date"). The Rights are not exercisable until the Stock Acquisition Date and will expire at the close of business on July 7, 2000, unless earlier redeemed by Kaydon.

(8) EMPLOYEE BENEFIT PLANS

   The Company maintains several defined benefit pension plans which cover the majority of all U.S. employees. Benefits paid under these plans are based generally on employees' years of service and compensation during the final years of employment. The Company's policy is to fund the minimum amounts required by the Employee Retirement Income Security Act of 1974. Plan assets consist principally of publicly traded equity and debt securities which included 80,000 shares of Kaydon Corporation common stock at December 31, 1996 and 1995.

------------------------------------------------------------------------------

   Net pension costs includes the following components:


                                                 1996             1995          1994
                                             -----------       ----------     ----------
Service cost - benefits
  earned during the year  . . . . . . .       $1,347,000       $1,262,000     $1,170,000
Interest cost on projected  . . . . . .
  benefit obligation    . . . . . . . .        2,865,000        2,637,000      2,417,000
Actual return on plan     . . . . . . .
  assets    . . . . . . . . . . . . . .       (7,162,000)      (6,077,000)    (1,236,000)
Net amortization and
  deferral:
     Amortization   . . . . . . . . . .          397,000          173,000         94,000
     Deferral of un-
       recognized net . . . . . . . . .
       (loss) gain  . . . . . . . . . .        4,314,000        3,676,000     (1,137,000)
Curtailment loss  . . . . . . . . . . .
  (Note 14)   . . . . . . . . . . . . .             --            764,000           --
                                             -----------       ----------     ----------
Net pension cost  . . . . . . . . . . .      $ 1,761,000       $2,435,000     $1,308,000
                                             ===========       ==========     ==========



   The funded status of the plans as of September 30, 1996 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1996 are as follows:

                                              Plans With      Plans With
                                                Assets        Accumulated
                                              Exceeding        Benefits
                                             Accumulated       Exceeding
                                               Benefits         Assets
                                           -------------    -------------
Accumulated present value of
  benefit obligation-
    Vested benefits . . . . . . . . . . .  $ (15,207,000)   $ (22,473,000)
    Nonvested benefits  . . . . . . . . .       (322,000)      (3,096,000)
                                           -------------    -------------
Accumulated benefit obligation  . . . . .    (15,529,000)     (25,569,000)
Effect of projected future
  salary increases  . . . . . . . . . . .     (4,531,000)        (486,000)
                                           -------------    -------------
Projected benefit obligation  . . . . . .    (20,060,000)     (26,055,000)
Fair value of plan assets   . . . . . . .     22,568,000       19,745,000
                                           -------------    -------------
Plan assets in excess of (less than)
  projected benefit obligation  . . . . .      2,508,000       (6,310,000)
Unrecognized net transition
  (asset) obligation  . . . . . . . . . .       (235,000)         260,000
Unrecognized prior service cost . . . . .       (493,000)       3,504,000
Unrecognized net (gain) loss  . . . . . .     (2,945,000)       1,410,000
Adjustments required to recog-
  nize minimum liability  . . . . . . . .           --         (4,607,000)
                                           -------------    --------------
Pension costs accrued as of
  September 30, 1996  . . . . . . . . . .     (1,165,000)      (5,743,000)
Provision for fourth
  quarter 1996  . . . . . . . . . . . . .        (60,000)        (380,000)
Contributions for fourth
  quarter 1996  . . . . . . . . . . . . .           --              7,000
                                           -------------    -------------
Pension costs accrued as of
  December 31, 1996 . . . . . . . . . . .  $  (1,225,000)   $  (6,116,000)
                                           =============    =============

   The funded status of the plans as of September 30, 1995 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1995 are as follows:

                                                     Plans With       Plans With
                                                       Assets         Accumulated
                                                      Exceeding         Benefits
                                                     Accumulated       Exceeding
                                                       Benefits         Assets
                                                    -------------    ------------
Accumulated present value of
  benefit obligation-
    Vested benefits . . . . . . . . . . . . . . .   $ (13,079,000)   $(18,260,000)
    Nonvested benefits  . . . . . . . . . . . . .        (322,000)     (2,739,000)
                                                    -------------    ------------
Accumulated benefit obligation  . . . . . . . . .     (13,401,000)    (20,999,000)
Effect of projected future
  salary increases  . . . . . . . . . . . . . . .      (3,618,000)       (250,000)
                                                    -------------    ------------
Projected benefit obligation  . . . . . . . . . .     (17,019,000)    (21,249,000)
Fair value of plan assets   . . . . . . . . . . .      18,835,000      13,403,000
                                                    -------------    ------------
Plan assets in excess of (less than)
  projected benefit obligation  . . . . . . . . .       1,816,000      (7,846,000)
Unrecognized net transition
  (asset) obligation  . . . . . . . . . . . . . .        (280,000)        304,000
Unrecognized prior service cost . . . . . . . . .        (528,000)      1,362,000
Unrecognized net (gain) loss  . . . . . . . . . .      (2,407,000)      2,064,000
Adjustments required to recog-
  nize minimum liability  . . . . . . . . . . . .            --        (3,459,000)
                                                    -------------    ------------
Pension costs accrued as of
  September 30, 1995  . . . . . . . . . . . . . .      (1,399,000)     (7,575,000)
Provision for fourth
  quarter 1995  . . . . . . . . . . . . . . . . .        (102,000)       (316,000)
Contributions for fourth
  quarter 1995  . . . . . . . . . . . . . . . . .         515,000       3,223,000
                                                    -------------    ------------
Pension costs accrued as of
December 31, 1995 . . . . . . . . . . . . . . . .   $    (986,000)   $ (4,668,000)
                                                    =============    ============

   The assumptions used in the determination of net pension cost were as follows:

                                                    1996            1995          1994
                                                    ----            ----          ----
Discount rate   . . . . . . . . . . . . . . .   7.00-7.75%     7.00-7.75%        7.75%
Rate of salary progression  . . . . . . . . .        4.50%          4.50%        4.50%
Long-term rate of return
  on assets   . . . . . . . . . . . . . . . .        9.00%          9.00%        9.00%

   The Company and its domestic subsidiaries also offer 401(k) savings plans in which substantially all of their employees may participate. The majority of the contributions to the plans are made by the employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
KAYDON CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------


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

   The components of net postretirement benefit cost are as follows:

                                          1996         1995         1994
                                       ----------   ----------   ----------
Service cost  . . . . . . . . . .      $  670,000   $  568,000   $  586,000
Interest cost on accumu-
  lated benefit obligation              1,667,000    1,689,000    1,848,000
Amortization of un-
   recognized prior
   service cost . . . . . . . . .        (218,000)    (311,000)    (241,000)
Gain due to curtail-
   ment (Note 14) . . . . . . . .              --     (965,000)          --
Net postretirement                     ----------    ---------   ----------
   benefit cost . . . . . . . . .      $2,119,000    $  981,000  $2,193,000
                                       ==========    ==========  ==========


   The funded status of the plans at December 31, 1996 and 1995 is as follows:

                                        1996            1995
                                   -------------    ------------
Accumulated postretirement
  benefit obligation:
     Retirees . . . . . . . . . .  $ (10,424,000)   $ (9,750,000)
Fully eligible active plan
         participants . . . . . .       (184,000)       (823,000)
Other active plan
         participants . . . . . .    (12,891,000)    (11,939,000)
                                   -------------    ------------
            Projected benefit
                 obligation . . .    (23,499,000)    (22,512,000)

Unrecognized prior service cost .     (2,518,000)     (2,392,000)
Unrecognized net gain . . . . . .     (2,215,000)     (2,394,000)
                                   -------------    ------------
Accrued postretirement
  benefit obligation  . . . . . .  $ (28,232,000)   $(27,298,000)
                                   =============    ============


   The accumulated postretirement benefit obligation ("APBO") was actuarially determined based on assumptions regarding the discount rate and projected future increases in postretirement benefit costs ("the healthcare cost trend rate").

   The assumptions used in the determination of the APBO and the net postretirement benefit cost were as follows:


                                               1996        1995       1994
                                            ---------   ---------     ----
Discount rate . . . . . . . . . . . . .     7.00-7.75%  7.00-7.75%    7.75%
Healthcare cost trend rates -
   Participants under 65 years
        of age. . . . . . . . . . . . .         12.00%      13.00%   14.00%
   Participants 65 years of age
      and over. . . . . . . . . . . . .          9.00%       9.50%   10.00%

   The healthcare cost trend rates for participants under the age of 65 and participants 65 years of age and over are assumed to decrease ratably to 6% by 2002 and remain at that level thereafter. A 1% increase in the healthcare cost trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1996 by approximately $3,064,000, and the net postretirement benefit cost by approximately $364,000 in 1996.

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

(11) LEASE COMMITMENTS

   Total minimum rentals payable under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1996 are as follows:

Year ending December 31,
   1997 . . . . . . . . . . . . . . . . . $  726,000
   1998 . . . . . . . . . . . . . . . . .    688,000
   1999 . . . . . . . . . . . . . . . . .    610,000
   2000 . . . . . . . . . . . . . . . . .    456,000
   2001 . . . . . . . . . . . . . . . . .    353,000
   Thereafter . . . . . . . . . . . . . .  1,673,000

   Aggregate rental expense charged to operations was $1,272,000, $1,261,000, and $1,351,000, in 1996, 1995 and 1994, respectively.

(12)  ACQUISITIONS

   On February 1, 1996, the Company purchased the assets of Victor Fluid Power Co. ("Victor") and Benton Harbor Engineering Co., Inc. ("Benton Harbor") for $10,699,000. Both companies manufacture hydraulic cylinders and fluid power components and are complimentary to Seabee Corporation which was purchased in August, 1995. The Benton Harbor facility was closed in the acquisition process with the equipment and customer order base being absorbed into Seabee and Victor. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations have been included in the 1996 consolidated financial statements since the date of acquisition.

   On January 31, 1995, the Company, through its U.K. subsidiary, I.D.M. Electronics, purchased a product line for $759,000. In addition, on August 31, 1995, the Company acquired substantially all of the common stock of Seabee Corporation ("Seabee") for approximately $22,753,000, net of cash received. Seabee is a manufacturer of large hydraulic cylinders and alloy steel castings located in Hampton, Iowa. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations of Seabee have been included in the 1995 consolidated financial statements since the date of acquisition.

   On January 28, 1994, the Company acquired certain assets and certain liabilities of Industrial Tectonics Inc. ("ITI"), a manufacturer of specialty balls used in measuring devices, floats, valves, ball point pens and antifriction bearings, located in Dexter, Michigan. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of ITI have been included in the 1994 consolidated financial statements since the effective date of the acquisition. The cash consideration for the acquisition, net of cash acquired, was approximately $7,268,000.

(13)  SALE OF AUTOMOTIVE OPERATION AND
SURPLUS BUILDING

   On May 1, 1995, the Company sold the majority of its automotive operation assets. The net sale proceeds of $3,476,000 approximated the book value of the assets sold. The Company and the buyer also entered into an operating lease for the facility in which the business was located. The sales of the automotive business were less than 4% of the consolidated net sales for each of 1995 and 1994 with an operating income contribution percentage lower than the rest of the Company.

   During 1995, the Company also sold the surplus building resulting from the 1993 plant consolidation described in Note 14. The net sale proceeds of $1,789,000 approximated book value.

(14)  PLANT CONSOLIDATIONS

   During 1995, the Company authorized and executed its production facility realignment, completing the consolidation process started during 1993. These actions included the asset sales described in Note 13. The movement of the physical location for certain production did not result in the discontinuation of any product lines. Severance and relocation expenses of approximately $300,000 were recognized as part of the realignment. The consolidation also resulted in a $965,000 reduction in the accrued postretirement benefit obligation, partially offset by a $764,000 increase in accrued pension cost. The overall effect of the plant consolidation was not significant to the operating results or financial position of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
KAYDON CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

(15) CONTINGENCIES

   The Company, together with other companies, certain former officers, and certain former directors, has been named as a co-defendant in lawsuits filed in federal court in New York in 1993. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation which filed for bankruptcy under Chapter 11. The premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, was a successor to and alter ego of Keene. In 1994, an examiner was appointed by a bankruptcy court to examine the issues at stake. On September 23, 1994, the "Preliminary Report of the Examiner" was made public. In the report, the examiner stated that the alleged fraudulent conveyance claims against the Company appear to be time-barred by the statute of limitations, subject to certain possible exceptions which the Company does not believe are significant or factual. Although the examiner has made certain recommendations regarding a mechanism to resolve the claims against the Company, the Court has not taken any action related to the report. Nevertheless, in the Company's opinion, the report reinforces management's original view that the claims will ultimately not be sustained. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. In June 1995, the creditors' committee filed a complaint in the same bankruptcy court asserting claims against the Company similar to those previously filed. On June 12, 1996, the District and Bankruptcy Courts for the Southern District of New York entered an order confirming the plan of reorganization for Keene Corporation. As a result, the so-called transactions lawsuit will be transferred from the Bankruptcy Court for the Southern District of New York to the District Court for that district and the stay of the transactions lawsuit was lifted, allowing the Company and other co-defendants to present appropriate motions to the District Court. Management believes that the outcome of this litigation will not have a material adverse effect on the Company's financial position.

      In June, 1996 the Company received a subpoena issued by the U.S. District Court in Bridgeport, Connecticut on behalf of a grand jury investigating a May 9, 1996 accident involving a Sikorsky helicopter in which four persons died. The grand jury has requested and received documents and records relating to a bearing manufactured by Kaydon and used in the Sikorsky helicopter. In addition, the Defense Logistics Agency of the Defense Contract Management Command and a "Mishap Board" led by Sikorsky Aircraft Corporation with participation from certain Federal agencies alleged that product quality problems or deficiencies exist with respect to the bearing product used in the Sikorsky helicopter described above. The Company was excluded from participation on this "Mishap Board", however, it independently evaluated the available evidence and refuted the "Mishap Board" findings in its report submitted to the Navy. Subsequent incidents have occurred in the helicopter fleet even though the bearings used were newly manufactured, inspected and approved by Sikorsky personnel, reinforcing the Company's position that the bearing quality was not the causative action in the May 9, 1996 accident.

     Various other claims, lawsuits and environmental matters arising in the normal course of business are pending against the Company. Management believes that the outcome of these matters, including the Sikorsky matter referred to above, will not have a material adverse effect on the Company's financial position or results of operations.

(16) BUSINESS SEGMENT INFORMATION

   The Company operates predominately in one industry segment, the design, manufacture and sale of custom-engineered products. During 1996, 1995 and 1994, sales to no single customer exceeded 10% of total sales. Transfers between geographic areas represent the selling price of sales to affiliates, which is generally based on cost plus a mark-up. Corporate assets are those assets maintained for general purposes, principally cash, cash equivalents and marketable securities. All other assets have been identified with domestic or foreign operations. Information regarding the Company's operations in the United States and Europe for 1996, 1995 and 1994 is as follows:

--------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1996                                United States         Europe      Eliminations    Consolidated
--------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers . . . . . . . . . . .      $  263,491,000      $ 27,179,000   $      --       $290,670,000
Transfers between geographic areas  . . . . . . . . .            --               4,621,000     (4,621,000)        --
                                                           --------------      ------------   ------------    ------------
    Total sales   . . . . . . . . . . . . . . . . . .      $  263,491,000      $ 31,800,000   $ (4,621,000)   $290,670,000
                                                           ==============      ============   ============    ============
Operating income  . . . . . . . . . . . . . . . . . .      $   73,324,000      $  5,713,000   $    (83,000)   $ 78,954,000
Interest income, net  . . . . . . . . . . . . . . . .                                                            2,662,000
                                                                                                              ------------
Income before income taxes and cumulative prior year
    effect of change in accounting principle  . . . .                                                         $ 81,616,000
                                                                                                              ============
Identifiable assets   . . . . . . . . . . . . . . . .      $  206,962,000      $ 40,305,000         --        $247,267,000
Corporate assets  . . . . . . . . . . . . . . . . . .                                                           84,271,000
                                                                                                              ------------
    Total assets  . . . . . . . . . . . . . . . . . .                                                         $331,538,000
                                                                                                              ============

--------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1995                                 United States        Europe      Eliminations    Consolidated
--------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers . . . . . . . . . . .      $  205,342,000      $ 24,582,000   $    --         $229,924,000
Transfers between geographic areas  . . . . . . . . .             --              3,538,000     (3,538,000)        --
                                                           --------------      ------------   ------------    ------------
    Total sales   . . . . . . . . . . . . . . . . . .      $  205,342,000       $28,120,000   $ (3,538,000)   $229,924,000
                                                           ==============      ============   ============    ============
Operating income  . . . . . . . . . . . . . . . . . .      $   55,178,000       $ 4,501,000   $   (393,000)   $ 59,286,000
Interest income, net  . . . . . . . . . . . . . . . .                                                            2,505,000
Income before income taxes and cumulative prior year                                                          ------------
    effect of change in accounting principle    . . .                                                         $ 61,791,000
                                                                                                              ============
Identifiable assets   . . . . . . . . . . . . . . . .      $  181,070,000       $38,376,000         --        $219,446,000
Corporate assets  . . . . . . . . . . . . . . . . . .                                                           48,229,000
                                                                                                              ------------
     Total assets   . . . . . . . . . . . . . . . . .                                                         $267,675,000
                                                                                                              ============


--------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1994                                 United States      Europe       Eliminations   Consolidated
--------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers  . . . . . . . . . . .     $  183,865,000      $ 20,830,000   $    --         $204,695,000
Transfers between geographic areas   . . . . . . . . .           --               3,119,000     (3,119,000)        --
                                                           --------------      ------------   ------------    ------------
    Total sales  . . . . . . . . . . . . . . . . . . .     $  183,865,000      $ 23,949,000   $ (3,119,000)   $204,695,000
                                                           ==============      ============   ============    ============
Operating income . . . . . . . . . . . . . . . . . . .     $   46,733,000      $  3,483,000   $   (457,000)   $ 49,759,000
Interest income, net  . . . . . . . . . . . . . . . .
                                                                                                                   609,000
                                                                                                              ------------
Income before income taxes and cumulative prior year
    effect of change in accounting principle    . . .                                                         $ 50,368,000
                                                                                                              ============
Identifiable assets   . . . . . . . . . . . . . . . .      $  164,959,000      $ 37,810,000         --        $202,769,000
Corporate assets  . . . . . . . . . . . . . . . . . .                                                           40,815,000
                                                                                                              ------------
    Total assets    . . . . . . . . . . . . . . . . .                                                         $243,584,000
                                                                                                              ============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
KAYDON CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

(17) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):


-------------------------------------------------------------------------------------------------------------------------------
                                                            Quarters (amounts in thousands except per share data)
-------------------------------------------------------------------------------------------------------------------------------
                                               1st               2nd               3rd             4th              Total
                                          ----------------   -------------   -------------    --------------  -----------------
                                            1996     1995    1996    1995     1996    1995     1996    1995    1996      1995
                                          --------  ------  ------  ------   ------  ------   ------  ------  -------   -------
Net Sales . . . . . . . . . . . . . . .   $ 73,395  55,465  76,131  57,560   69,838  56,087   71,306  60,812  290,670   229,924
Gross Profit  . . . . . . . . . . . . .   $ 28,736  21,031  30,735  22,782   28,382  21,434   29,643  23,352  117,496    88,599
                                          --------  ------  ------  ------   ------  ------   ------  ------  -------   -------
Net Income  . . . . . . . . . . . . . .   $ 12,280   9,036  13,081   9,715   12,366   9,415   12,794  10,037   50,521    38,203
                                          ========  ======  ======  ======   ======  ======   ======  ======  =======   =======
Earnings per Share. . . . . . . . . . .   $   0.74    0.54    0.79    0.58     0.75    0.56     0.77    0.60     3.05      2.28
                                          ========  ======  ======  ======   ======  ======   ======  ======  =======   =======
Market Price:
   High . . . . . . . . . . . . . . . .   $  35.00   27.63   47.13   30.25    49.25   31.50    48.25   30.75    49.25     31.50
   Low  . . . . . . . . . . . . . . . .   $  29.25   22.75   34.50   25.38    39.50   27.38    40.00   28.00    29.25     22.75

--------------------------------------------------------------------------------

                                     NOTES

32