Form 10-K405, Exhibit 13
period 1997-12-31
KAYDON CORP
filed 1998-03-27
CIK 740694

                               ANNUAL REPORT 1997


                                    (PICTURE)


                                     KAYDON

KAYDON


 ....designs, manufactures and sells custom-engineered products for a broad and diverse customer base. Kaydon's principal products include antifriction bearings, bearing systems and components, filters and filter housings, specialty retaining rings, specialty balls, custom rings, shaft seals, hydraulic cylinders, metal castings and various types of slip-rings. These products are used by our customers in a wide variety of medical, instrumentation, material handling, machine tool positioning, aerospace, defense, construction and other industrial applications. Kaydon is customer-focused and concentrates on providing a cost-effective solution to the customer's problem, through a close engineering relationship with leading manufacturers throughout the world.

STRATEGY

Kaydon's strategy is to function as an extension of our customers' businesses through a commitment to identify and provide engineered solutions to design problems. We seek to blend technical innovation with cost-effective manufacturing and outstanding service.

We will strive to develop growth opportunities by expanding our range of technical capabilities through both internal developments and selected acquisitions. This will permit us to pursue our strategy of custom technical solutions beyond our current products into expanded product and market areas.

OBJECTIVES

The successful implementation of Kaydon's strategies should result in superior earnings growth and return on capital. Management's long-term objectives are to achieve a 15% compound rate of growth in earnings; a minimum 20% return on stockholders' investment; and a 15% return on total capital employed.

CONTENTS

Financial Highlights................................ 1
Letter to Stockholders............................ 2,3
Creating Shareholder Value........................ 4,5
Market Sectors.................................... 6-7
Special Industrial Machinery........................ 8
Replacement Parts & Exports ........................ 9
Aerospace & Military Equipment..................... 10
Heavy Industrial Equipment......................... 11
Directors, Officers and Management................. 12
Financial History.................................. 14
Management Analysis............................. 15,16
Financial Statements............................ 18-21
Notes to Financial Statements................... 22-32
Corporate Information.............................. 33




--------------------------------------------------------------------------------

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 -- A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.

--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Percent
Operating Data, Amounts in thousands                                                                                      Change
except per share data (1)                   1997           1996           1995           1994           1993               97/96
---------------------------------------------------------------------------------------------------------------------------------
Net Sales                                 $329,036       $290,670       $229,924       $204,695       $184,060             13%
---------------------------------------------------------------------------------------------------------------------------------
Operating Income                            95,681         78,954         59,286         49,759         44,314             21%
---------------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative
    Prior Year Effect of
    Changes in Accounting Principles        61,666         50,521         38,203         31,226         27,695             22%
---------------------------------------------------------------------------------------------------------------------------------
Cumulative Prior Year Effect of
  Change in Accounting Principles               --             --             --          2,000             --             --
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                  61,666         50,521         38,203         29,226         27,695             22%
---------------------------------------------------------------------------------------------------------------------------------
Return on Net Sales (2)                       18.7%          17.4%          16.6%          15.3%          15.0%            --
---------------------------------------------------------------------------------------------------------------------------------
Earnings per Share - Diluted (1) (2)          1.86           1.53           1.14            .93            .80             22%
---------------------------------------------------------------------------------------------------------------------------------
Dividends per Share (1)                       0.30            .25            .23            .21            .19             20%
---------------------------------------------------------------------------------------------------------------------------------
Book Value per Share (1)                      8.60           7.05           5.74           5.01           4.31             22%
---------------------------------------------------------------------------------------------------------------------------------
Total Assets                               383,985        331,538        267,675        243,584        217,422             16%
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' Investment                   283,596        232,056        187,905        166,570        143,840             22%
---------------------------------------------------------------------------------------------------------------------------------
Return on Average
  Stockholders' Investment (2)                23.9%          24.1%          21.6%          20.1%          19.8%            --
---------------------------------------------------------------------------------------------------------------------------------
Weighted Average Shares
  Outstanding Diluted (1)                   33,163         33,098         33,481         33,452         34,676             --
---------------------------------------------------------------------------------------------------------------------------------


(1) All share and per share data presented has been restated to reflect the two-for-one stock split effected during 1997. See note #2 to Consolidated Financial Statements.

(2) Based on income before cumulative prior year effect of change in accounting principles for FAS 112.



         (GRAPH)                                      (GRAPH)

TO OUR STOCKHOLDERS

--------------------------------------------------------------------------------

     1997 continued the exceptional performance history for Kaydon as our base businesses continued to grow and were augmented by two acquisitions in the second quarter, resulting in a market capitalization in excess of one billion dollars for the first time in our history. In the last five years we have achieved a consistent double-digit growth rate in sales and earnings. During the same time period we have acquired eight new companies with five of them combining to form an eighty million dollar plus new business in fluid power components. There is now a broad and stable base for Kaydon as we head toward the 21st century. Our businesses are strong and serve a broad array of customers in a multiplicity of markets providing some comfort from the occasional pangs of a concentrated business orientation. We believe that Kaydon is even better positioned now than last year to grow profitably and consistently, and if past is prologue to the future, it bodes well for your company.

RESULTS

     Earnings continued to rise at an outstanding pace, reaching $61,666,000 compared to last year's $50,521,000, a gain of 22.1%. Earnings per share were $1.86 (diluted), an increase of 21.6% over the prior $1.53. Our corporate goal of 15% compounded growth in earnings per share has been consistently exceeded and, since 1993 has been 20.2%, which certainly puts Kaydon in the top tier of performance, regardless of industry.

                                    (PICTURE)
Stephen K. Clough                                            Lawrence J. Cawley

     Sales rose 13.2% to $329,036,000 compared to $290,670,000 in 1996 and were negatively impacted to a minor degree by a work stoppage in our Muskegon bearing plant which ended in less than three weeks. Sales gains were reached in virtually all of the product lines we offer and were particularly strong in cylinders and bearings. We were very pleased with the performance within the operating plants.

FINANCIAL HIGHLIGHTS

     Early in the year we paid off the IRB debt of $8,000,000 leaving Kaydon with no debt on the balance sheet for the first time in our history. In April and May we spent a total of $27,382,000 to purchase Great Bend Industries and Gold Star Manufacturing which we incorporated into our Fluid Power Group. We also spent $2,013,000 to purchase 73,591 shares of Kaydon stock in accord with the authorized repurchase plan. A total of 2,976,317 shares are still authorized for repurchase.

     Our total operating cash flow was $71,619,000 while cash flow after dividends and capital expenditure was $49,638,000. The net result is that our "cash and securities" position increased again to $96,802,000, a gain of $13,535,000 over the year in spite of the expenditures mentioned earlier.

     In February we completed favorable arrangements for a $100,000,000 revolving credit agreement with our banks. We continue to believe this line should be maintained even with our strong cash position so that we can be prepared if an exceptional acquisition opportunity arises.

ACQUISITIONS

Early in the year we completed our fourteenth and fifteenth acquisition as we purchased Great Bend and Gold Star. These two companies join Seabee and Victor Fluid Power to make up Kaydon's Fluid Power Products Group. We are now arguably the most versatile provider of specialty hydraulic cylinders and components in the United States. Kaydon produces special cylinders with strokes up to 240" in double and triple acting cylinders with diameters up to 24". We produce castings; chrome plate rods; harden rods; weld, machine and completely fabricate hydraulic cylinders used in heavy equipment, cranes, emergency vehicles, ships and an assortment of applications one normally does not associate with such an industrial product. We have gone through a product rationalization process, installed capital equipment and now emphasize customer service which is the hallmark of Kaydon's success. It is a process that works because it provides value.

STOCK SPLIT AND DIVIDEND

     In September 1997, the Board of Directors approved a two-for-one stock split. While a stock split of any kind does not change your percentage ownership of Kaydon, it does in theory improve liquidity and make the buying and selling of the stock easier and more affordable in round lots of 100 shares.

     At the same time, the Board approved a significant increase in the dividend, raising it 28.6% to $.09 per share or $.36 per share on an annualized basis. Thus we will have an annual dividend payout to shareholders of $11,877,120 based on 32,992,000 outstanding shares.

OUTLOOK

     We continue to remind you that backlog numbers are not nearly as significant to Kaydon's business outlook as they were five or more years ago. Nonetheless, an increase provides more comfort than a decrease and with that thought in mind, we are pleased to see the backlog increase again for the fifth consecutive quarter. Our backlog of unshipped orders stands at $155,548,000 at year end compared to $143,037,000 in the prior quarter and $117,262,000 at this time last year and was spread across most of Kaydon's individual businesses. It certainly leaves us in an excellent position for outstanding growth in the first quarter and with a reasonable economy, another record year for your company.

     In closing, we wish you success however you define it, in 1998, and extend our appreciation and thanks once again to our valued customers, our fellow employees here at Kaydon, our Directors, and you our stockholders. As in the past, we will do our best for all of you.

/s/ Lawrence J Cawley
Lawrence J Cawley
Chairman


/s/ Stephen K. Clough
Stephen K. Clough
President & Chief Executive Officer

CREATING SHAREHOLDER VALUE


                                   (PICTURE)


     Kaydon's objective is to provide increased shareholder value. To that end we have three essential goals to achieve:

- 15% Compound Growth In Earnings Per Share
- 15% Return On Total Capital Employed
- 20% Return On Equity Or Stockholder Investment

First stated in 1984 when Kaydon became a public company, the goals remain unchanged although the difficulty of achievement has increased with decreasing rates of inflation in the economy. As in our engineering effort which is focused on the customers' needs, we as managers focus on these goals as the embodiment of creating shareholder value and do not allow ourselves to be distracted by peripheral issues and buzzwords which change like the seasons. As these two pages with their charts show, we have been successful thus far and intend to continue that.

RETURN ON CAPITAL EMPLOYED

     Capital employed is the sum of stockholders' investment plus debt, and represents the real dollars used to support any business. In theory, a stockholder could invest the money in a totally safe investment such as a Treasury Bill which in today's environment would return about 6.0% per year. When factored by the inherent risk in a business, the cost of capital is more like 10% to 12%. Kaydon's goal of 15% then, is to provide its shareholders a return that is much better and thereby creates shareholder value, a concept which is more often talked about than provided. Kaydon has earned a return on capital that has never fallen below 16% and since 1993 has increased from 17.7% to 23.6% in 1997. Since we have no debt and are therefore much lower in financial risk, this level of return is extremely good and is a significant factor in the gain in shareholder value.


                                    (GRAPH)

--------------------------------------------------------------------------------

EARNINGS PER SHARE


Kaydon has long had a goal to provide a 15% Compound Annual Growth Rate (CAGR) in earnings per share over a period of time. We have certainly delivered that, with a CAGR of 20% since our beginning in 1984. That's right up there with the best of cutting-edge companies and is driven by improved performance in all operations, plus nine acquisitions in the last five years, of similarly oriented manufacturing companies, all of which have improved under Kaydon's ownership. It is this sort of consistent performance that provides increased shareholder value.

                                    (GRAPH)


RETURN ON EQUITY

Stockholders' investment or equity, is a measure of the original capital invested in the Corporation in 1984 plus the retained earnings in each subsequent year. Beginning with approximately $10 million, Kaydon has grown to have an equity base of more than $283 million at the end of this calendar year. Our goal of 20% return has been exceeded in every year since 1993. That's a consistent, long-term performance record that sets Kaydon above the average company.

                                    (GRAPH)


TOTAL RETURN



                                    (GRAPH)

MARKET SECTORS

     It is worthwhile to note that in spite of the large impact from acquisitions in the Fluid Power business, Kaydon's market sector shares did not change appreciably in 1997. Aerospace & Military alone showed an absolute decline in sales, albeit only 2%, while all others grew at a rate well in excess of 10%. All of Kaydon's businesses have a broad mix of customers in an assortment of industries which reduces industry concentration to a great degree. Even the Fluid Power Group is surprisingly diverse and installs its products in places that are not usually associated with fluid power.


-  Special Industrial Machinery
-  Replacement Parts & Exports
-  Aerospace & Military
-  Heavy Industrial Equipment



The photos on pages 8 through 11 are typical applications of the use of Kaydon's products.


                                    (GRAPH)


                                    (GRAPH)

--------------------------------------------------------------------------------

     SPECIAL INDUSTRIAL MACHINERY / 26.3% / $86,564,000

-    MACHINE TOOLS - MATERIAL HANDLING EQUIPMENT - MEDICAL DIAGNOSTIC EQUIPMENT
-    LARGE AIR & GAS COMPRESSORS - ROBOTS
-    SPECIAL MACHINES

     ECONOMIC FACTOR
     Domestic industrial production levels and capital spending.

     TYPICAL APPLICATIONS
     Robotic Manipulator Bearings, Gas Transmission Line Compressor Piston and Sealing Rings, Air Conditioning Compressor Filters, Printing Machine Roll Bearings, Medical Scanner Bearing Systems, Diesel Engine Piston Ring Sets, Slip-Rings and Assemblies, Hydraulic Actuators for Drilling Platforms and Rescue Devices

--------------------------------------------------------------------------------

     REPLACEMENT PARTS & EXPORTS / 34.2% / $112,426,000

- REPLACEMENT PARTS SOLD TO MAJOR EQUIPMENT USERS, THE UNITED STATES GOVERNMENT AND THROUGH DISTRIBUTORS, PLUS ALL EXPORT SALES

     ECONOMIC FACTOR
     Stable business with minor sensitivity to industrial production levels.

     TYPICAL APPLICATIONS
     Railroad Diesel Replacement Piston Ring Sets, Spare Bearings, Filter Elements and Shaft Seals for Military Equipment, Distributor Replacement Bearings and Filter Elements for Original Equipment Applications, Slip-Rings and Assemblies

--------------------------------------------------------------------------------

     AEROSPACE & MILITARY EQUIPMENT / 13.8% / $45,412,000

-    MILITARY & COMMERCIAL AIRCRAFT
-    RADAR & ORDNANCE EQUIPMENT

     ECONOMIC FACTOR
     Level of domestic aircraft and defense spending for selected equipment programs.

     TYPICAL APPLICATIONS
     Aircraft Jet Engine Shaft Seals & Sealing Rings, Radar & Fire Control Custom Bearings, Military Vehicle Fuel Filter Systems, Aircraft Landing Wheel Brake Bearings, Tank Turbine Engine Shaft Seals, Military Turret Azimuth & Elevation Bearings, Slip-Rings and Assemblies

--------------------------------------------------------------------------------

     HEAVY INDUSTRIAL EQUIPMENT / 25.7% / $84,634,000

-    CONSTRUCTION  - MINING  -  FORESTRY
-    OIL FIELD & POWER GENERATION EQUIPMENT

     ECONOMIC FACTOR
     Domestic electric power generation and petroleum product production levels.

     TYPICAL APPLICATIONS
     Hydraulic Excavator Swing Bearings, Road Grader Hydraulic Filter Elements, Power Generation Lubrication Oil Filter Units, Sealing Rings, Piston Rings, Slip-Rings and Assemblies Hydraulic Cylinders for Construction Equipment

SPECIAL INDUSTRIAL MACHINERY

--------------------------------------------------------------------------------

     This market sector enjoyed modest growth in 1997 rising to $86,564,000 and commanding 26.3% of our total sales. Virtually all product lines contributed to the total with only air conditioning filters showing a significant decline.

     The medical equipment market continued the growth seen in prior years. Kaydon has become the premier world-wide supplier of bearings and slip rings used in Computerized Tomography scanners. This and other medical instrumentation, such as blood analyzers, have become an important market. Machine tools have also continued to gain, particularly in index devices, material handling equipment and table controls. As reported last year, our hydraulic cylinders continue to make gains in this market sector.

(PICTURE)

     As this is the area with our broadest customer base, we expect to see continuing growth in future years. The medical market will continue to gain as more diagnostics are made utilizing robotized handling devices to reduce contact with body fluids such as blood. As industry works to improve its competitive position, the machine tool business should continue to do well as it has in the last few years. Our expectations are that we will continue to see similar growth in future years.

(PICTURE)

REPLACEMENT PARTS & EXPORTS

--------------------------------------------------------------------------------

     We continue to emphasize our aftermarket efforts and are quite pleased to see an absolute rise to $112,426,000 or 34.2% of our total sales. Export sales increased 11% over the prior year in spite of the strength of the U.S. dollar reflecting a very significant increase in our aftermarket and the CT Scanner market.

     Direct sales to the Government, which is included in this sector, improved dramatically year-over-year increasing over 25%. The years of living off spare parts inventory, which we noted had pretty much ended last year, was clearly not possible any longer and inventory is being replenished.

     Sales to distributors also showed double digit gains across most product lines. We continue to emphasize service levels to this market and in fact improved upon an already mid 90% fill rate. Our program to increase sales of the RK series bearing for heavy industrial product usage did very well in the year and is up three to four fold from just a few years ago.

                                   (PICTURE)




                                   (PICTURE)

     This sector should continue to grow in future years as Kaydon continues to meet its commitment to broad coverage and high service levels. With an installed base growing each year, the demand for replacement parts to keep the equipment operating should be reflected in a growing sales level.

                                   (PICTURE)

AEROSPACE AND MILITARY EQUIPMENT

--------------------------------------------------------------------------------

                                   (PICTURE)

     We saw a marginal decline to $45,412,000 or 13.8% of total sales compared to 16% last year. This will continue to be a valuable market for Kaydon but we do not anticipate that much change will occur.

     There has been consolidation in the supplier base for military products over the last few years allowing suppliers like Kaydon to gather an increasing share of a shrinking market. Over the long run, we continue to believe that the military demand will stabilize somewhere close to its current level with fluctuations in both directions.

     The commercial aerospace business has been quite strong and demand high. The large increases have sometimes confused our customers' ordering systems, resulting in large pull-ins and push-outs of specific part numbers making it difficult to provide the service levels which we aim to provide. Our plants have responded quite well however, and we believe are performing much better than some of our competitors while incurring minimal costs in doing so. We expect that this market will continue at high levels similar to this, for at least the next two to four years and will then drift into the usual cycle of declining sales before moving back up to an even higher peak level.

     Kaydon operates well in the military and aerospace sector and has the appropriate quality control procedures and administrative practices to provide the level of documentation required. The paperwork and recordkeeping required can be daunting to those dealing with it initially but having done this since our inception in 1941, we are comfortable with the procedures.


                                   (PICTURE)

HEAVY INDUSTRIAL EQUIPMENT

--------------------------------------------------------------------------------

                                   (PICTURE)

     This sector reached a sales level of $84,634,000 and 25.7% of total sales, fueled by two additional acquisitions in the fluid power area, continuing growth in the prior acquired businesses and a large rise in turntable bearing usage.

     The fluid power businesses have proven to be amenable to our efforts which improve quality, delivery and service to the customer, thereby providing more market share. We have seen significant increases in the amount of business allocated to Kaydon by some of our major customers. At the same time we have deleted business where we bring nothing special to bear as a "me too" supplier. The end result is greater sales with higher value added.

     The market for bearings used in construction, man-lifts, and off road equipment was quite strong during the year. Our Mexican plant was expanded and provided much needed capacity to service this market with excellent quality at competitive prices. One market area which was not up to par was in the power generation businesses, both domestic and export. There has been a good deal of turmoil occurring in power generation as deregulation continues. So-called "wheeling" puts excessive pressure on the established power companies and in effect penalizes them for the large capital expenditures that they made years ago as monopolies responding to the projected needs of their markets. They have reduced their capital expenditures as a result, which impacts our potential sales.

                                   (PICTURE)

     Kaydon will continue its efforts in serving this market with innovative products that provide value to the customer. Our expectation is that this market sector can continue to grow at double digit rates in future years.


                                   (PICTURE)

DIRECTORS, OFFICERS & MANAGEMENT


--------------------------------------------------------------------------------

   [PHOTO]
Gerald J. Breen
President, CEO
Cuyam Corporation

   [PHOTO]
Brian P. Campbell
President
TriMas Corporation


   [PHOTO]
John H.F. Haskell, Jr.
Managing Director
SBC Warburg Dillon
Read Inc.


   [PHOTO]
John F. Brocci
Vice President
Administration and
Secretary
Kaydon Corporation


   [PHOTO]
Lawrence J. Cawley
Chairman
Kaydon Corporation


   [PHOTO]
Stephen K. Clough
President and Chief
Executive Officer
Kaydon Corporation


   [PHOTO]
Joseph P. Port
Vice President Finance
and Corporate Controller
Kaydon Corporation



Harry Bauersfeld, III
Vice President
Operations
Ring & Seal

Thomas A. Bushar
Vice President
General Manager
Filtration

Peter E. Cotter
General Manager
Industrial Tectonics Inc

Jonathan L. Dawe
Director of Finance
Cooper Bearings

David Denny
Operations Manager
I.D.M. Electronics

Glenn F. Dorsey
Director of Product
Development
Electro-Tec

Edwin Gair
Vice President
General Manager
Cooper Bearings
U.K. & U.S.A.

Larry C. Gansen
Vice President
Manufacturing
Fluid Power Products
Group

Richard P. Grochmal
Controller
Ring and Seal

Henry N. Guenther
General Manager
Spirolox

Christopher M. Haggett
Managing Director
I.D.M. Electronics

Martin T. Hoover
Vice President
Sales & Marketing
Industrial Tectonics Inc

Patrick T. Kirk
President
Specialty Products Group

James R. Leibrandt
Controller
Bearings

Christopher D. Marin
Vice President
Sales & Marketing
Fluid Power Products
Group

Joseph M. McIlwain
Controller
Fluid Power Products
Group

Roger K. Miller
Director of Engineering
Filtration

William K. Mosley
Vice President
Engineering
Ring & Seal

Matt Parker, III
Vice President
Sales & Marketing
Filtration

Michael R. Purchase
Vice President
Engineering
Bearings

Arthur H. Ridler
Vice President
General Manager
Ring and Seal

Steve Ridley
Director of Sales
Europe
Cooper Bearings, U.K.J.

Alfonso Salinas
General Manager
Mexico

Sam E. St. Amour
Vice President
Operations
Bearings

Paul M. Schlueter
Vice President
Sales & Marketing
Electro-Tec

Geoffrey M. Scott
Finance Manager
I.D.M. Electronics

Thomas C. Sorrells, III
President
Fluid Power Products
Group

David I. Strohm
Director of M.I.S.
Kaydon Corporation

JoAnna Sutton
Vice President
General Manager
Electro-Tec

Peter M. Walsh
Engineering &
Quality Manager
I.D.M. Electronics

Joseph Vandiver
Vice President
Sales & Marketing
Turntable Bearings

Danny K. Westadt
Controller
Electro-Tec

Robert C. Wilkie, Jr.
Vice President
Sales & Marketing
Bearings

KAYDON 1997 ANNUAL REPORT

  FINANCIAL REVIEW

------------------------------------------------------------------------------

FINANCIAL HISTORY

-------------------------------------------------------------------------------------------------------------------------

Ten Year Summary                               1997       1996      1995      1994(1)     1993      1992 (1)     1991
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL STATEMENT DATA (000 omitted)
INCOME STATEMENT
Net Sales .............................    $329,036    $290,670   $229,924   $204,695   $184,060   $ 183,904   $ 160,989
Gross Profit ..........................     137,260     117,496     88,599     76,150     67,781      66,180      55,981
Operating Income ......................      95,681      78,954     59,286     49,759     44,314      42,222      39,827
Interest Income (Expense), net ........       3,780       2,662      2,505        609        142     (1,471)       (389)
Provision for Income Taxes ............      37,795      31,095     23,588     19,142     16,761      15,133      13,983
Net Income ............................      61,666      50,521     38,203     29,226     27,695      10,374      25,455

BALANCE SHEET
Total Assets ..........................     383,985     331,538    267,675    243,584    217,422     210,967     217,451
Plant & Equipment, net ................      85,510      76,176     72,345     61,247     60,077      63,513      68,759
Working Capital .......................     143,763     119,232     91,407     85,886     71,810      56,754      59,171
Capital Employed:
  Total Debt ..........................          --       8,000      8,000      8,000     15,312      18,090      40,634
  Stockholders' Investment ............     283,596     232,056    187,905    166,570    143,840     136,076     137,501
                                           --------    --------   --------   --------   --------    --------    --------
     Capital Employed .................     283,596     240,056    195,905    174,570    159,152     154,166     178,135

CASH FLOW DATA
Capital Expenditures, net .............      12,750       9,320      7,371      6,746      5,088       6,057      11,075
Acquisition of Businesses .............      27,382      10,699     23,512      7,268        716          --      42,793
Depreciation & Amortization ...........      12,756      11,749     11,176     10,641     10,264      11,194       9,250
Net Cash Provided by
  Operating Activities ................      71,619      68,225     49,487     44,176     39,237      38,382      35,153
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
PROFITABILITY
Operating Margin ......................       29.1%       27.2%      25.8%      24.3%      24.1%       23.0%       24.7%
Return on Net Sales ...................       18.7%       17.4%      16.6%      14.3%      15.0%        5.6%       15.8%
Return on Average Assets ..............       17.2%       16.9%      14.9%      12.7%      12.9%        4.8%       12.9%
Return on Average Capital Employed ....       23.6%       23.2%      20.6%      17.5%      17.7%        6.8%       16.1%
Return on Average Stockholders'
  Investment ..........................       23.9%       24.1%      21.6%      18.8%      19.8%        7.6%       20.3%

LIQUIDITY
Current Ratio .........................         3.0         2.8        3.1        3.1        3.1         2.4         2.6
Debt to Debt - Equity Ratio ...........          --        3.3%       4.1%       4.6%       9.6%       11.7%       22.8%
-------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (2)
Earnings per Share (Diluted) ..........        1.86        1.53       1.14       0.87       0.80        0.30        0.73
Dividends Declared per Share ..........        0.30        0.25       0.23       0.21       0.19        0.16        0.13
Book Value per Share, net of
  treasury stock ......................        8.60        7.05       5.74       5.01       4.31        3.92        3.97
Market Price per Share, Annual High ...      34-1/8      24-5/8     15-3/4     12-5/8     15-7/8     13-5/16    11-15/16
Market Price per Share, Annual Low ....    20-15/16      14-5/8     11-3/8      9-7/8          9       9-3/4           8
Year End Closing Stock Price ..........      32-5/8     23-9/16    15-3/16         12     10-3/8      11-3/4     11-1/16
-------------------------------------------------------------------------------------------------------------------------
OTHER
Weighted Average Shares Outstanding
  (Diluted) (000 omitted) .............      33,163      33,098     33,481     33,452     34,626      34,878      34,672
Backlog of Orders on Hand (000 omitted)     155,548     117,262    101,852     88,360     84,385      83,296      93,192
Average Number of Employees ...........       2,473       2,216      1,805      1,703      1,661       1,731       1,441
Net Sales per Employee ................     133,051     131,169    127,382    120,197    110,813     106,241     111,720
Number of Common Stockholders .........       1,349       1,415      1,487      1,615      1,742       1,929       2,010
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Ten Year Summary                             1990           1989         1988
--------------------------------------------------------------------------------
FINANCIAL STATEMENT DATA (000 omitted)
INCOME STATEMENT
Net Sales .............................   $ 169,442     $ 151,238     $ 135,029
Gross Profit ..........................      59,410        51,426        47,133
Operating Income ......................      42,648        37,973        35,556
Interest Income (Expense), net ........     (1,878)       (2,026)       (2,506)
Provision for Income Taxes ............      14,761        13,100        12,207
Net Income ............................      26,009        22,847        20,843

BALANCE SHEET
Total Assets ..........................     176,098       153,949       122,425
Plant & Equipment, net ................      61,931        64,012        48,613
Working Capital .......................      62,867        42,989        31,921
Capital Employed:
  Total Debt ..........................      27,069        29,815        22,457
  Stockholders' Investment ............     113,757        90,686        69,874
                                           --------      --------      --------
     Capital Employed .................     140,826       120,501        92,331


CASH FLOW DATA
Capital Expenditures, net .............       5,817         9,107         4,839
Acquisition of Businesses .............          --        22,860            --
Depreciation & Amortization ...........       8,622         7,388         6,407
Net Cash Provided by
  Operating Activities ................      30,072        25,451        23,905
--------------------------------------------------------------------------------
FINANCIAL RATIOS
PROFITABILITY
Operating Margin ......................       25.2%         25.1%         26.3%
Return on Net Sales ...................       15.3%         15.1%         15.4%
Return on Average Assets ..............       15.8%         16.5%         17.2%
Return on Average Capital Employed ....       20.8%         22.7%         24.5%
Return on Average Stockholders'
  Investment ..........................       25.4%         28.5%         34.7%

LIQUIDITY
Current Ratio .........................         3.1           2.6           2.3
Debt to Debt - Equity Ratio ...........       19.2%         24.7%         24.3%
--------------------------------------------------------------------------------
PER SHARE DATA (2)
Earnings per Share (Diluted) ..........        0.76          0.67          0.61
Dividends Declared per Share ..........        0.11          0.08          0.06
Book Value per Share, net of
  treasury stock ......................        3.32          2.66          2.07
Market Price per Share, Annual High ...      9-7/16         9-5/8         8-3/8
Market Price per Share, Annual Low ....     6-13/16       6-23/32       5-11/16
Year End Closing Stock Price ..........       8-1/2       7-15/16       6-23/32
--------------------------------------------------------------------------------
OTHER
Weighted Average Shares Outstanding
  (Diluted) (000 omitted) .............      34,456        34,360        34,256
Backlog of Orders on Hand (000 omitted)      93,079        97,359        74,128
Average Number of Employees ...........       1,638         1,446         1,265
Net Sales per Employee ................     103,444       104,591       106,742
Number of Common Stockholders .........       2,199         2,241         2,519
--------------------------------------------------------------------------------

Notes:
(1) Financial results include the impact (net of tax) of the adoption of the following Statements of Financial Accounting Standards:
     1994 Postemployment Benefits - SFAS 112         $ 2,000,000
     1992 Postretirement Benefits - SFAS 106 and
               Income Taxes - SFAS 109               $15,244,000

(2) All share and per share data presented has been restated to reflect the two-for-one stock splits effected in 1997 and 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS

------------------------------------------------------------------------------
RESULTS OF OPERATIONS
1997 COMPARED TO 1996

         Net sales increased to $329,036,000 in 1997, up 13.2% from $290,670,000 in 1996. Approximately 6.5% of the growth was generated by the base businesses of Kaydon while the remaining 6.7% is attributable to the recent acquisitions of the two fluid power companies purchased in March 1997 and May 1997. Growth was driven in dollars and percentage gains by the bearings operations and the existing fluid power companies. The backlog of unshipped orders at year end also increased to $155,548,000, up $12,511,000 from $143,037,000 in the prior quarter and $117,262,000 at the end of 1996.

         Gross profit as a percentage of sales was 41.7% compared to 40.4% in 1996. The increase is primarily attributable to operating efficiencies, increased volume and continued cost control.

         Selling and administrative expenses as a percentage of sales in 1997 was 12.6% compared to 13.3% in 1996. Although expenses increased approximately 7.9% in absolute terms primarily from the effects of acquisitions, spending was controlled to minimize increases relative to sales growth.

         Net interest income this year was $3,780,000, up 42.0% from $2,662,000 in 1996. The net increase was due to the increase in cash and securities of $13,535,000 and higher interest rates. The reduction of interest expense resulting from the repayment of Industrial Revenue Bonds also contributed to the improvement in net interest income.

         The effective tax rate of 38.0% remains essentially unchanged from 38.1% in 1996.

1996 COMPARED TO 1995

         Net sales increased to $290,670,000, up 26.4% from $229,924,000 in
1995. Approximately 12% of the growth was generated by the base businesses of Kaydon while the remaining 14% was attributable to the acquisitions of the three fluid power companies purchased in September 1995 and February 1996. Virtually all of the Company's divisions contributed to the gain with the largest percentage increases coming from the slip-ring divisions. The backlog of unshipped orders at year end also increased to $117,262,000, up $2,793,000 from $114,469,000 in the prior quarter and $101,852,000 at the end of 1995.

         Gross profit as a percentage of sales was 40.4% compared to 38.5% in 1995. The increase was primarily attributable to operating efficiencies, increased volume and continued cost control.

         Selling and administrative expenses as a percentage of sales in 1996 was 13.3% compared to 12.7% in 1995. The increase was attributable to the increase in goodwill amortization from the acquisition of the fluid power companies and the increase in operating accruals.

         Net interest income in 1996 was $2,662,000, essentially flat with the interest income of $2,505,000 in 1995. There was virtually no change year on year since any expected increase from larger cash and securities balances was offset by lower interest rates.

         The effective tax rate of 38.1% was essentially unchanged from 38.2% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

         Working capital was $143,763,000 at December 31, 1997 compared to $119,232,000 at December 31, 1996, reflecting current ratios of 3.0 and 2.8, respectively. The increase in working capital reflects the increase in cash and securities and the 1997 fluid power company acquisition, offset somewhat by increased accruals. The increase in the current ratio also reflects the repayment of IRB debt. Cash and securities account for 67.3% of net working capital compared to 69.8% last year.

         Cash and securities on hand exceed total debt by $96,802,000 at December 31, 1997 compared to $75,267,000 at December 31, 1996 for an increase of $21,535,000. The Company paid off the $8,000,000 of Industrial Revenue Bonds in April of 1997 and is currently debt free.

         Operating cash flow was a record high at $71,619,000, an increase of 5.0% from $68,225,000 in 1996. The increase is the result of increased earnings offset by the increase in working capital. Working capital, excluding cash and securities, increased to 14.3% of sales from 12.4% last year. Net capital expenditures were $12,750,000 and dividends were $9,231,000 resulting in free cash flow of $49,638,000 for the year. The Company paid $4,449,000 in March 1997 for the acquisition of Gold Star Manufacturing, Inc. and $22,933,000 for the acquisition of Great Bend Industries in May 1997. The Company received $1,560,000 from the exercise of stock options, and, in turn spent $2,013,000 to repurchase treasury stock on the open market. The Company has now purchased 3,023,683 of the 6,000,000 shares approved for repurchase by the Board of Directors. On September 23, 1997, the Board of Directors approved a two-for-one stock split for shareholders of record as of October 7, 1997. The split is reflected in the stock repurchase program.

         Planned capital requirements for 1998 consist principally of capital expenditures relating to plant and equipment, information systems, cash dividends to stockholders and the potential purchase of the remaining shares of the Company's stock approved for repurchase. Planned capital expenditures relating to environmental issues are not expected to be material, however, such expenditures could be influenced by the enactment of new or revised environmental regulations and laws. It is expected that these capital requirements will be financed by operating activities.

         The Company is actively seeking potential acquisitions and, depending upon the size and structure of such acquisitions, financing may be required.

         During 1997, the Company renewed its revolving credit agreement with its banks and increased its credit line to $100,000,000. The Company also had in place at December 31, 1997, short-term lines of credit of $27,000,000. No borrowings existed under the short-term lines of credit or the revolving credit agreement at December 31, 1997 or December 31, 1996.

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

-------------------------------------------------------------------------------

Supplemental Information on Changing Prices

         The impact of inflation on the Company has been moderate over the last several years and is believed to be consistent with that of the industry as a whole.

YEAR 2000

         The Company has a plan in place to ensure its systems are compliant with the requirements to process transactions in the year 2000. The proprietary Company internal system was modified to be year 2000 compliant in 1997. Final review and testing will be completed by December 31, 1998. The costs for these modifications were expensed as routine internal programming costs during the year and were not material. Any additional expenses will also be expensed as incurred and are not expected to be material.

         As part of the Company's long-term objectives for continued operational improvements and cost management, investments are planned in information technology. The cost of these investments are estimated at $2.5 to $3.0 million over the next 18 months. As part of any investment in information systems, year 2000 compliance will be assured. The incremental costs associated with year 2000 modifications related to these investments, if any, will be expensed as incurred and are not expected to be material.

         The Company is also working with its vendors and processing banks to ensure their systems are year 2000 compliant. All of these costs will be borne by the vendors and processors.

ENVIRONMENTAL MATTERS

         Environmental protection laws continue to affect the Company's manufacturing operations. The Company has complied with these laws by making various capital expenditures for pollution control equipment and through plant operation practices. This compliance has not had, nor does the Company expect it to have, a material effect on financial results. Of course, the Company cannot assess the possible effect of compliance with the enactment of future regulations and laws.

         In late 1985, Kaydon entered into discussions with the Michigan Department of Natural Resources ("MDNR") to develop a remedial cleanup plan for one of its plant sites in Muskegon, Michigan, which is on the Environmental Protection Agency's ("EPA") National Priority List. In 1986, Kaydon took measures necessary to clean up the site according to the plan approved by the MDNR. These measures included the removal and disposal of contaminated soils and the drilling of ground water monitoring wells, the results of which have been continually reported to the MDNR. Management believes that it has worked with the MDNR and EPA to the letter and spirit of the law. The site is being evaluated to determine if further action is required. While it is impossible to forecast the ultimate future cost, management believes, based upon 12 years of evaluating the site, that such cost will not be material to its operating results.

LITIGATION

         The Company, together with other companies, certain former officers, and certain former directors, has been named as a co-defendant in lawsuits filed in federal court in New York in 1993. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation which filed for bankruptcy under Chapter 11. The premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, was a successor to and alter ego of Keene. In 1994, an examiner was appointed by a bankruptcy court to examine the issues at stake. On September 23, 1994, the "Preliminary Report of the Examiner" was made public. In the report, the examiner stated that the alleged fraudulent conveyance claims against the Company appear to be time-barred by the statute of limitations, subject to certain possible exceptions which the Company does not believe are significant or factual. Although the examiner has made certain recommendations regarding a mechanism to resolve the claims against the Company, the Court has not taken any action related to the report. Nevertheless, in the Company's opinion, the report reinforces management's original view that the claims will ultimately not be sustained. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. In June 1995, the creditors' committee filed a complaint in the same bankruptcy court asserting claims against the Company similar to those previously filed. On June 12, 1996, the District and Bankruptcy Courts for the Southern District of New York entered an order confirming the plan of reorganization for Keene Corporation. As a result, the so-called transactions lawsuit was transferred in April 1997 from the Bankruptcy Court for the Southern District of New York to the District Court for that district and the stay of the transactions lawsuit was lifted. On September 15, 1997, in accordance with the schedule established by the judge, the Company submitted a motion to dismiss the complaint based on the statute of limitations. All motions, supporting documents and rebuttal were filed on December 15, 1997. The court has not yet ruled upon the motions. Management believes that the outcome of this litigation will not have a material adverse effect on the Company's financial position.

         In June, 1996 the Company received a subpoena issued by the U.S. District Court in Bridgeport, Connecticut on behalf of a grand jury investigating a May 9, 1996 accident involving a Sikorsky helicopter in which four persons died. The grand jury has requested and received documents and records relating to a bearing manufactured by Kaydon and used in the Sikorsky helicopter. In addition, the Defense Logistics Agency of the Defense Contract Management Command and a "Mishap Board" led by Sikorsky Aircraft Corporation with participation from certain Federal agencies alleged that product quality problems or deficiencies exist with respect to the bearing product used in the Sikorsky helicopter described above. The Company was excluded from participation on this "Mishap Board", however, it independently evaluated the available evidence and refuted the "Mishap Board" findings in its report submitted to the Navy. Subsequent incidents have occurred in the helicopter fleet even though the bearings used were newly manufactured, inspected and approved by Sikorsky personnel, reinforcing the Company's position that the bearing quality was not the causative action in the May 9, 1996 accident. During the first half of 1997, the estates of the four deceased individuals filed civil suits against the Company. For one of the incidents subsequent to May 9, 1996, which occurred October 19, 1996, the NADEP Cherry Point Marine Facility distributed a report dated August 21, 1997 analyzing potential causes for that incident. The Company is currently in the process of reviewing this report. Management believes it has meritorious defenses against any claims.

         Various other claims, lawsuits and environmental matters arising in the normal course of business are pending against the Company. Management believes that the outcome of these matters, including the Sikorsky matter referred to above, will not have a material adverse effect on the Company's financial position or results of operations.

-------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

         To the Stockholders and Board of Directors of Kaydon Corporation:

         We have audited the accompanying consolidated balance sheets of Kaydon Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaydon Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Arthur Anderson LLP

Grand Rapids, Michigan,
January 22, 1998



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


/s/ Lawrence J. Cawley                       /s/ Joseph P. Port
------------------------------------         --------------------------
Lawrence J. Cawley                           Joseph P. Port
Chairman and Chief Financial Officer         Vice President Finance and
                                             Corporate Controller

CONSOLIDATED BALANCE SHEETS
KAYDON CORPORATION AND SUBSIDIARIES  DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                                       1 9 9 7             1 9 9 6
                                                                                       -------             -------
ASSETS

Current Assets:
   Cash and cash equivalents...................................................    $  74,735,000        $  54,443,000
   Marketable securities.......................................................       22,067,000           28,824,000
   Accounts receivable, less allowances of
     $1,620,000 in 1997 and $1,481,000 in 1996.................................       42,690,000           36,136,000
   Inventories.................................................................       60,548,000           53,079,000
   Other current assets........................................................       14,738,000           13,574,000
                                                                                   -------------        -------------
     Total current assets......................................................      214,778,000          186,056,000
                                                                                   -------------        -------------

Plant and Equipment, at cost:
   Land and improvements.......................................................        3,924,000            3,845,000
   Buildings and leasehold improvements........................................       42,162,000           39,849,000
   Machinery and equipment.....................................................      152,090,000          136,533,000
                                                                                   -------------        -------------
                                                                                     198,176,000          180,227,000
   Less - accumulated depreciation and amortization............................     (112,666,000)        (104,051,000)
                                                                                   -------------        -------------
                                                                                      85,510,000           76,176,000
                                                                                   -------------        -------------
Cost in excess of net tangible assets of purchased businesses, net.............       66,687,000           53,696,000
Other assets...................................................................       17,010,000           15,610,000
                                                                                   -------------        -------------
                                                                                   $ 383,985,000        $ 331,538,000
                                                                                   =============        =============

LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current Liabilities:
     Accounts payable..........................................................    $  11,574,000        $   9,784,000
     Current portion of long-term debt.........................................               --            4,000,000
     Accrued expenses:.........................................................
          Salaries and wages...................................................       13,502,000           11,751,000
          Employee benefits....................................................       11,184,000           11,482,000
          Income taxes.........................................................        8,560,000            9,567,000
          Other accrued expenses...............................................       26,195,000           20,240,000
                                                                                   -------------        -------------
               Total current liabilities.......................................       71,015,000           66,824,000
                                                                                   -------------        -------------
Long-term postretirement and postemployment benefit obligations................       29,374,000           28,658,000
                                                                                   -------------        -------------
Long-term debt.................................................................               --            4,000,000
                                                                                   -------------        -------------

Stockholders' Investment:
     Preferred stock -
          ($.10 par value, 2,000,000 shares authorized; none issued)...........              --                   --
     Common stock -
          ($.10 par value, 98,000,000 shares authorized; 36,180,150 and
          18,023,740 shares issued in 1997 and 1996)...........................        3,618,000            1,802,000
     Paid-in capital...........................................................       28,854,000           28,380,000
     Retained earnings.........................................................      296,069,000          243,616,000
     Less -treasury stock, at cost; (3,188,045 and 1,557,227 shares
          in 1997 and 1996)....................................................      (41,646,000)         (39,633,000)

     Cumulative translation adjustment.........................................       (3,299,000)          (2,109,000)
                                                                                   -------------        -------------
                                                                                     283,596,000          232,056,000
                                                                                   -------------        -------------
                                                                                   $ 383,985,000        $ 331,538,000
                                                                                   =============        =============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
KAYDON CORPORATION AND SUBSIDIARIES  FOR THE YEARS ENDED DECEMBER 31, 1997,
1996 AND 1995
--------------------------------------------------------------------------------

                                                                      1 9 9 7            1 9 9 6              1 9 9 5
                                                                      -------            -------              -------

Net Sales......................................................    $ 329,036,000       $290,670,000         $229,924,000

     Cost of sales.............................................      191,776,000        173,174,000          141,325,000
                                                                   -------------       ------------         ------------
Gross Profit...................................................      137,260,000        117,496,000           88,599,000

     Selling and administrative expenses.......................       41,579,000         38,542,000           29,313,000
                                                                   -------------       ------------         -----------

Operating Income...............................................       95,681,000         78,954,000           59,286,000

     Interest expense..........................................         (200,000)          (348,000)            (345,000)

     Interest income...........................................        3,980,000          3,010,000            2,850,000
                                                                   -------------       ------------         ------------

Income Before Income Taxes.....................................       99,461,000         81,616,000           61,791,000

     Provision for income taxes................................       37,795,000         31,095,000           23,588,000
                                                                   -------------       ------------         ------------

Net Income.....................................................    $  61,666,000       $ 50,521,000         $ 38,203,000
                                                                   =============       ============         ============

Earnings Per Share - Basic.....................................           $ 1.87             $ 1.54               $ 1.15

                   - Diluted...................................           $ 1.86             $ 1.53               $ 1.14
                                                                          ======             ======               ======

Dividends Per Share............................................           $ 0.30             $ 0.25               $ 0.23
                                                                          ======             ======               ======

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
KAYDON CORPORATION AND SUBSIDIARIES  FOR THE YEARS ENDED DECEMBER 31, 1997, 1996
--------------------------------------------------------------------------------
AND 1995
--------

                                                                                                       Cumulative
                                        Common          Paid-in        Retained         Treasury      Translation
                                        Stock           Capital        Earnings          Stock         Adjustment        Total
                                        -----           -------        --------          -----        -----------    ------------
Balance, December 31, 1994........   $1,754,000      $ 15,762,000    $170,718,000   $ (17,047,000)    $(4,617,000)   $166,570,000

     Net income, 1995.............           --                --      38,203,000              --              --      38,203,000
     Cash dividends declared......           --                --      (7,471,000)             --              --      (7,471,000)
     Issuance of 92,375 shares
          of common stock under
          stock option plans......        9,000         1,937,000              --              --              --       1,946,000
     Purchase of 370,457 shares
          of treasury stock.......           --                --              --     (10,566,000)             --     (10,566,000)
     Current year translation
          adjustment..............           --                --              --              --        (280,000)       (280,000)
     Adjustment for minimum
          pension liability.......           --                --        (497,000)             --              --        (497,000)
                                     ----------      ------------    ------------   -------------     -----------    ------------

Balance, December 31, 1995........    1,763,000        17,699,000     200,953,000     (27,613,000)     (4,897,000)    187,905,000

     Net income, 1996.............           --                --      50,521,000              --              --      50,521,000
     Cash dividends declared......           --                --      (8,247,000)             --              --      (8,247,000)
     Issuance of 390,575 shares
          of common stock under
          stock option plans......       39,000        10,681,000              --              --              --      10,720,000
     Purchase of 293,546 shares
          of treasury stock.......           --                --              --     (12,020,000)             --     (12,020,000)
     Current year translation
          adjustment..............           --                --              --              --       2,788,000       2,788,000
     Adjustment for minimum
          pension liability.......           --                --         389,000              --              --         389,000
                                     ----------      ------------    ------------   -------------     -----------    ------------
Balance, December 31, 1996........    1,802,000        28,380,000     243,616,000     (39,633,000)     (2,109,000)    232,056,000

     Net income, 1997.............           --                --      61,666,000              --              --      61,666,000
     Cash dividends declared......           --                --      (9,901,000)             --              --      (9,901,000)
     Issuance of 132,670 shares
          of common stock under
          stock option plans......        9,000         2,281,000              --              --              --       2,290,000
     Purchase of 73,591 shares
          of treasury stock.......           --                --              --      (2,013,000)             --      (2,013,000)
     Two-for-one stock split......    1,807,000        (1,807,000)             --              --              --              --
     Current year translation
          adjustment..............           --                --              --              --      (1,190,000)     (1,190,000)
     Adjustment for minimum
          pension liability.......           --                --         688,000              --              --         688,000
                                    -----------      ------------    ------------   -------------     -----------    ------------
Balance, December 31, 1997........  $ 3,618,000      $ 28,854,000    $296,069,000     (41,646,000)    $(3,299,000)   $283,596,000
                                    ===========      ============    ============   =============     ===========    ============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
KAYDON CORPORATION AND SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                         1997                1996               1995
                                                                     -------------      -------------     ------------
Cash Flows from Operating Activities:
  Net income ............................................            $  61,666,000      $  50,521,000     $ 38,203,000
  Adjustments to reconcile net income to net
     cash provided by operating activities-
        Depreciation and amortization ...................               12,756,000         11,749,000       11,176,000
        Deferred taxes ..................................               (2,689,000)        (6,811,000)      (2,773,000)
        Postretirement and postemployment
           benefit obligations ..........................                  716,000            935,000         (389,000)
        Changes in current assets and liabilities, net of
          effects of acquisitions of businesses:
              Accounts receivable .......................               (3,266,000)        (2,524,000)         157,000
              Inventories ...............................               (2,897,000)           243,000        4,133,000
              Other current assets ......................                  744,000         (2,386,000)         374,000
              Accounts payable ..........................                  172,000         (1,815,000)      (1,385,000)
              Accrued expenses ..........................                4,417,000         18,313,000           (9,000)
                                                                     -------------      -------------     ------------

              Net cash provided by operating activities .               71,619,000         68,225,000       49,487,000
                                                                     -------------      -------------     ------------


Cash Flows from Investing Activities:
  Purchases of marketable securities ....................             (130,869,000)      (104,468,000)     (80,478,000)
  Maturities of marketable securities ...................              137,626,000        117,995,000       49,219,000
  Additions to plant and equipment, net .................              (12,750,000)        (9,320,000)      (7,371,000)
  Acquisitions of businesses, net of cash acquired ......              (27,382,000)       (10,699,000)     (23,512,000)
  Proceeds from sale of surplus building and
     automotive operation ...............................                       --                 --        5,265,000
                                                                     -------------      -------------     ------------
              Net cash used in investing activities .....              (33,375,000)        (6,492,000)     (56,877,000)
                                                                     -------------      -------------     ------------


Cash Flows from Financing Activities:
  Cash dividends paid ...................................               (9,231,000)        (7,906,000)      (7,336,000)
  Repayment of IRB debt .................................               (8,000,000)                --               --
  Net payments under lines of credit ....................                  (31,000)          (349,000)              --
  Proceeds from issuance of common stock ................                1,560,000          7,765,000        1,637,000
  Purchase of treasury stock ............................               (2,013,000)       (12,020,000)     (10,566,000)
                                                                     -------------      -------------     ------------
              Net cash used in financing activities .....              (17,715,000)       (12,510,000)     (16,265,000)
                                                                     -------------      -------------     ------------


Effect of Exchange Rate Changes on Cash
  and Cash Equivalents ..................................                 (237,000)           412,000         (112,000)
                                                                     -------------      -------------     ------------


Net Increase/(Decrease) in Cash and Cash Equivalents ....               20,292,000         49,635,000      (23,767,000)

Cash and Cash Equivalents - Beginning of Year ...........               54,443,000          4,808,000       28,575,000
                                                                     -------------      -------------     ------------

Cash and Cash Equivalents - End of Year .................            $  74,735,000      $  54,443,000     $  4,808,000
                                                                     =============      =============     ============


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAYDON CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

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

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES:

         The Company's cash equivalents and marketable securities are considered "held-to-maturity" and are stated at amortized cost which approximates fair market value at December 31, 1997 and 1996. Cash equivalents have maturity dates of three months or less from the date of purchase. Marketable securities include United States Treasury Bills with maturity dates of less than one year. Both cash equivalents and marketable securities are high-credit quality financial instruments. The Company's portfolio of cash and cash equivalents and marketable securities consists of the following at December 31,:


                                            1997              1996
                                       -----------        -----------
Cash and cash equivalents:
   Cash held in banks ............     $11,969,000        $ 1,828,000
   U.S. Treasury Bills ...........      58,276,000         37,515,000
   Other cash equivalents.........       4,490,000         15,100,000
                                       -----------        -----------
                                        74,735,000         54,443,000

Marketable securities:
   U.S. Treasury Bills ...........      22,067,000         28,824,000
                                       -----------        -----------
     Total .......................     $96,802,000        $83,267,000
                                       ===========        ===========

INVENTORIES:

         Inventories are valued at the lower of cost or market and include material, labor and overhead. Cost is determined using the first-in, first-out ("FIFO") method for all inventories. Inventories are summarized as follows at December 31,:

                                           1997               1996
                                       -----------        -----------
Raw material ....................      $20,282,000        $15,146,000
Work in process..................       19,424,000         17,300,000
Finished goods...................       20,842,000         20,633,000
                                       -----------        -----------
                                       $60,548,000        $53,079,000
                                       ===========        ===========

PLANT AND EQUIPMENT:

         Plant and equipment are stated at cost. The cost is depreciated over the estimated useful lives of the assets using the straight-line method. Useful lives vary among the classifications, but generally fall within the following ranges:






Buildings, land improvements and
    leasehold improvements............................ 10 - 40 years
Machinery and equipment...............................  3 - 15 years

-------------------------------------------------------------------------------

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

COST IN EXCESS OF NET TANGIBLE ASSETS OF PURCHASED BUSINESSES AND OTHER LONG-LIVED ASSETS:

     Cost in excess of net tangible assets of purchased businesses ("goodwill") totaling $16,239,000 arose prior to 1971 and is not being amortized since, in the opinion of management, there has been no diminution in value. Goodwill acquired after 1970 is being amortized on a straight-line basis over a period of 20 to 40 years and is stated net of accumulated amortization of $7,091,000 and $5,155,000 at December 31, 1997 and 1996, respectively. The increase in goodwill during 1997 is primarily due to the acquisition of Gold Star Manufacturing, Inc. and Great Bend Industries, Inc., as discussed further in
Note 11.

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

OTHER ASSETS:

     Other assets include, among other items, deferred tax assets and various intangibles which primarily include noncompete and supply agreements. Deferred tax assets are further discussed in Note 3. The noncompete and supply agreements and other intangibles are being amortized on a straight-line basis ranging from 4 to 15 years. They are stated net of accumulated amortization of $3,697,000 and $3,368,000 at December 31, 1997 and 1996, respectively.

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

  (2) Common Stock and Earnings Per Share

     On September 23, 1997, the Board of Directors approved a two-for-one stock spilt for stockholders of record on October 7, 1997 and distributed on October 21, 1997. Common stock was increased by $1,807,000 with an offsetting reduction to additional paid-in capital, to reflect the $.10 par value per share for each additional share issued.

     Where applicable, references in the financial statements with regard to number of shares of common stock or related per share amounts, including the stock or related per share amounts, including the stock option plan information, have been restated to reflect the two-for-one stock spilt.

     Effective December 31, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share. Under these standards, basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the average number of common shares outstanding plus all potential common shares. Dilutive potential common shares include all shares which may become contractually issuable. For the Company, dilutive potential common shares are primarily comprised of shares issuable under stock option plans. All prior period earnings per share data presented has been restated to conform to this statement.

KAYDON CORPORATION AND SUBSIDIARIES
-------------------------------------------------------------------------------

     The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share for each of the last three years:


                                               1997             1996            1995
                                           -----------      -----------      -----------
Numerators:
-----------
  Numerator for both
    basic and diluted
    earnings per share,
    net income ......................      $61,666,000      $50,521,000      $38,203,000
                                           ===========      ===========      ===========

Denominators:
-------------
  Denominator for basic
    earnings per share,
    weighted average
    common shares
    outstanding .....................       32,976,000       32,908,000       33,308,000

  Potential dilutive shares
    resulting from stock
    option plans ....................          187,000          190,000          173,000
                                           -----------      -----------      -----------

  Denominator for diluted
    earnings per share ..............       33,163,000       33,098,000       33,481,000
                                           ===========      ===========      ===========

Earnings Per Share:
-------------------
  Basic .............................      $      1.87      $      1.54      $      1.15
  Diluted ...........................      $      1.86      $      1.53      $      1.14
                                           ===========      ===========      ===========


     Options to purchase 194,150 shares of common stock at $33.00 per share were outstanding during the fourth quarter of 1997, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

     Options to purchase 416,400 shares of common stock at $21.75 per share were outstanding during the fourth quarter of 1996, but were not included in the computation of diluted EPS because the options exercise price was greater than the average market price of the common shares.

     All options were included in 1995 because the options exercise price was less than the average market price of common shares.

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

     The provision for income taxes consisted of the following:

                                              1997              1996            1995
                                          ------------     ------------     ------------
Current:
  U.S. Federal .......................    $ 34,360,000     $ 33,381,000     $ 23,426,000
  State ..............................       4,494,000        3,717,000        2,632,000
  Foreign ............................       2,767,000        2,061,000          132,000
  Rate Change ........................        (125,000)              --               --
                                          ------------     ------------     ------------
                                            41,496,000       39,159,000       26,190,000
                                          ------------     ------------     ------------
Deferred:
  U.S. Federal........................      (2,906,000)      (7,134,000)      (3,088,000)
  State ..............................        (209,000)        (382,000)        (247,000)
  Foreign ............................        (919,000)        (548,000)         733,000
  Rate Change ........................         333,000               --               --
                                          ------------     ------------     ------------
                                            (3,701,000)      (8,064,000)      (2,602,000)
                                          ------------     ------------     ------------
                                          $ 37,795,000     $ 31,095,000     $ 23,588,000
                                          ============     ============     ============

     In April 1997, the income tax rate in the United Kingdom decreased from 33% to 31%. The income tax balances were adjusted to reflect the revised rate.

     In 1997, 1996 and 1995, the Company's effective tax rates were 38.0%, 38.1%, and 38.2%, respectively, of income before income taxes and differed from the U.S. federal statutory income tax rate primarily due to the effect of state income taxes, net of the federal tax benefit.

     Cash expended for income taxes totaled $41,546,000 in 1997, $30,974,000 in 1996, and $26,506,000 in 1995.

     The tax effect and type of significant temporary differences by component which gave rise to the net deferred tax asset as of December 31, 1997 and 1996 were as follows:



                                                    1997            1996
                                               ------------     ------------
Deferred tax assets:
  Postretirement and
    postemployment
    benefit obligations ...................    $ 12,077,000     $ 11,803,000
  Financial accruals and reserves
    not currently deductible ..............      13,696,000       10,120,000
  Inventory accounting method
    and basis differences .................       6,561,000        6,763,000
  Other ...................................       1,630,000        1,446,000
  Valuation allowance .....................              --               --
                                               ------------     ------------
                                                 33,964,000       30,132,000
                                               ------------     ------------
Deferred tax liabilities:
  Plant and equipment basis
    differences, including
    depreciation and
    amortization ..........................      (8,744,000)      (8,148,000)
                                               ------------     ------------
                                                 (8,744,000)      (8,148,000)
                                               ------------     ------------
                                               $ 25,220,000     $ 21,984,000
                                               ============     ============

--------------------------------------------------------------------------------

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

(4)  SHORT-TERM DEBT

     The Company has short-term lines of credit with banks totaling $27,000,000 with no outstanding borrowings at December 31, 1997. The rates of interest on the outstanding balances of each of these lines are at or slightly below the applicable prime commercial rate (as defined in the respective agreements), which was 8.5% at December 31, 1997. The weighted average interest rate on borrowings outstanding during 1997 was approximately 5.88%.

(5)  LONG-TERM DEBT

     The Company has $100,000,000 of borrowings available under its revolving credit and term loan agreement, none of which are outstanding at December 31, 1997. The borrowing rate is defined in the agreement and is the prime commercial rate or lower. The available interest rate at December 31, 1997 was 5.97%. Commitment fees ranging from .1% to .2% of the unused portion of credit are charged quarterly.

     The Company's long-term debt consists of Industrial Revenue Bonds ("IRB's") at December 31, 1996, which provided for monthly interest payments at a variable rate. The IRB's were paid in full on April 1, 1997.

     Cash expended for interest on debt totaled $94,000 in 1997, $352,000 in 1996, and $344,000 in 1995.

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


                                                1997           1996
                                           ------------    ------------
Net Income:
  As reported .........................    $ 61,666,000    $ 50,521,000
  Pro forma ...........................    $ 60,908,000    $ 50,021,000

Earnings Per Share (Diluted):
  As reported .........................    $       1.86    $       1.53
  Pro forma ...........................    $       1.84    $       1.51


     The fair value of each option grant in the stock option plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1997: risk free interest rates ranging from 5.8% to 6.8%; expected dividend yields of 1.1%; expected lives of 4 years; expected volatility of 27.4%. The following assumptions were used for grants in 1996: risk free interest rates ranging from 5.3% to 6.2%; expected dividend yields of 1.2%; expected lives of 4 years; expected volatility of 29.0%. There were no options granted in 1995.

The Company may grant options for up to 2,000,000 shares under the Employee Plan. The Company has granted options on 1,174,050 shares through December 31, 1997. The Directors Plan has a maximum 200,000 shares available for grant of which 140,000 remained available for grant at December 31, 1997. Under the Plans, the purchase price of each option granted will not be less than fair market value at the date of grant. Options granted become exercisable at the rate of 25% per year, commencing one year after the date of grant and expiring five years from the date of grant.

KAYDON CORPORATION AND SUBSIDIARIES
-------------------------------------------------------------------------------

A summary of stock option information is as follows:


                                               1997                     1996                     1995
                                      -----------------------  ------------------------ ---------------------
                                                     Wtd. Avg.                Wtd. Avg.             Wtd. Avg.
                                       Shares        Ex. Price   Shares       Ex. Price  Shares     Ex. Price
                                      ---------      --------- ---------      --------- ---------   ---------
Outstanding at Beginning of Year ..   1,052,350       $16.70   1,170,100        $10.49  1,356,350     $10.26

Granted ...........................     214,150       $32.00     684,400        $19.51         --         --
Exercised .........................    (132,670)      $11.75    (781,150)       $ 9.94   (184,750)    $ 8.86
Canceled ..........................     (17,800)      $17.40     (21,000)       $13.38     (1,500)    $ 9.69
                                      ---------       ------  ----------        ------  ---------     ------

Outstanding at End of Year ........   1,116,030       $20.21   1,052,350        $16.70  1,170,100     $10.49
                                      =========               ==========                =========

Exercisable at End of Year ........     373,679       $14.95     257,830        $11.48    952,650     $10.22

Weighted Avgerage Fair Value
 of Options Granted ...............  $     9.05               $     5.69                      --

Options outstanding at December 31, 1997 are as follows:


                                                                                           Weighted
                                                                              Weighted      Average
                                                                               Average     Remaining
                                   Number of       Lowest        Highest      Exercise    Contractual
                                    Options        Price          Price         Price     Life (years)
                                   ---------       ------        -------      --------    ------------
Exercise price per share:
 Under $20.00:
   Exercisable ...........          271,654        $11.00        $ 19.75       $ 12.40        1.72
   Non-exercisable .......          222,126        $11.94        $ 19.75       $ 15.57        2.93
                                  ---------
                                    493,780        $11.00        $ 19.75       $ 13.82        2.26
                                  ---------
Over $20.00:
   Exercisable ...........          102,025        $21.75        $ 21.75       $ 21.75        4.00
   Non-exercisable .......          520,225        $21.75        $ 33.00       $ 25.97        4.39
                                  ---------
                                    622,250        $21.75        $ 33.00       $ 25.28        4.32
                                  ---------
Total options ...........         1,116,030        $11.00        $ 33.00       $ 20.21        3.41
                                  =========

(7)  SHAREHOLDERS RIGHTS PLAN

     On June 21, 1995, the Board of Directors of the Company adopted a Shareholders Rights Plan which attaches one right to each share of Kaydon Common Stock to shareholders of record at the close of business on July 7, 1995. When the right becomes exercisable, each registered holder will be entitled to purchase from the Company additional common stock having a value of twice the exercise price upon payment of the exercise price. The exercise price, subject to adjustment, is fifteen dollars ($15.00) per Right. The Rights will become exercisable eight days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date"). The Rights are not exercisable until the Stock Acquisition Date and will expire at the close of business on July 7, 2000, unless earlier redeemed by Kaydon.


(8)  EMPLOYEE BENEFIT PLANS

     The Company maintains several defined benefit pension plans which cover the majority of all U.S. employees. Benefits paid under these plans are based generally on employees' years of service and compensation during the final years of employment. The Company's policy is to fund the minimum amounts required by the Employee Retirement Income Security Act of 1974. Plan assets consist principally of publicly traded equity and debt securities which included 160,000 shares of Kaydon Corporation common stock at December 31, 1997 and 1996.

--------------------------------------------------------------------------------

               Net pension cost includes the following components:


                                             1997                 1996                 1995
                                         ------------         ------------         ------------
Service cost - benefits
  earned during the year ........        $  1,750,000         $  1,347,000         $  1,262,000
Interest cost on projected
  benefit obligation ............           3,455,000            2,865,000            2,637,000
Actual return on plan
  assets ........................         (15,788,000)          (7,162,000)          (6,077,000)
Net amortization and
  deferral:
    Amortization ................             685,000              397,000              173,000
    Deferral of unrecognized
      net gain ..................          11,980,000            4,314,000            3,676,000
Curtailment loss
  (Note 13) .....................                  --                   --              764,000
                                         ------------         ------------         ------------
Net pension cost ................        $  2,082,000         $  1,761,000         $  2,435,000
                                         ============         ============         ============


     The funded status of the plans as of September 30, 1997 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1997 are as follows:


                                                   Plans With           Plans With
                                                     Assets             Accumulated
                                                    Exceeding            Benefits
                                                   Accumulated           Exceeding
                                                     Benefits              Assets
                                                   -----------           ----------
Accumulated present value of
  benefit obligation-
   Vested benefits .......................        $(38,277,000)        $ (1,989,000)
   Nonvested benefits ....................          (2,326,000)          (1,799,000)
                                                  ------------         ------------

Accumulated benefit obligation ...........         (40,603,000)          (3,788,000)
Effect of projected future
  salary increases .......................          (4,709,000)          (1,057,000)
                                                  ------------         ------------

Projected benefit obligation .............         (45,312,000)          (4,845,000)
Fair value of plan assets ................          55,793,000              143,000
                                                  ------------         ------------
Plan assets in excess of (less than)
  projected benefit obligation ...........          10,481,000           (4,702,000)
Unrecognized net transition
  obligation .............................              31,000                   --
Unrecognized prior service cost ..........             439,000            2,089,000
Unrecognized net (gain) loss .............         (13,921,000)           1,301,000
Adjustments required to recognize
  minimum liability ......................                  --           (2,493,000)
                                                  ------------         ------------
Pension costs accrued as of
  September 30, 1997 .....................          (2,970,000)          (3,805,000)
Provision for fourth quarter 1997 ........            (301,000)            (212,000)
Contributions for fourth quarter 1997 ....                  --               17,000
                                                  ------------         ------------
Pension costs accrued as of
  December 31, 1997 ......................        $ (3,271,000)        $ (4,000,000)
                                                  ============         ============


     The funded status of the plans as of September 30, 1996 and amounts recognized in the accompanying consolidated balance sheet as of December 31, 1996 are as follows:


                                                    Plans With          Plans With
                                                      Assets            Accumulated
                                                     Exceeding           Benefits
                                                    Accumulated          Exceeding
                                                     Benefits              Assets
                                                   ------------         ------------
Accumulated present value of
  benefit obligation-
    Vested benefits .......................        $(15,207,000)        $(22,473,000)
    Nonvested benefits ....................            (322,000)          (3,096,000)
                                                   ------------         ------------
Accumulated benefit obligation ............         (15,529,000)         (25,569,000)
Effect of projected future
  salary increases ........................          (4,531,000)            (486,000)
                                                   ------------         ------------
Projected benefit obligation ..............         (20,060,000)         (26,055,000)
Fair value of plan assets .................          22,568,000           19,745,000
                                                   ------------         ------------
Plan assets in excess of (less than)
  projected benefit obligation ............           2,508,000           (6,310,000)
Unrecognized net transition
  (asset) obligation ......................            (235,000)             260,000
Unrecognized prior service cost ...........            (493,000)           3,504,000
Unrecognized net (gain) loss ..............          (2,945,000)           1,410,000
Adjustments required to recognize
  minimum liability .......................                  --           (4,607,000)
                                                   ------------         ------------
Pension costs accrued as of
  September 30, 1996 ......................          (1,165,000)          (5,743,000)
Provision for fourth quarter 1996 .........             (60,000)            (380,000)
Contributions for fourth quarter 1996 .....                  --                7,000
                                                   ------------         ------------
Pension costs accrued as of
  December 31, 1996 .......................        $ (1,225,000)        $ (6,116,000)
                                                   ============         ============

     The assumptions used in the determination of net pension cost were as follows:


                                        1997           1996           1995
                                     ----------     ----------     ----------
Discount rate....................    7.00-7.75%     7.00-7.75%     7.00-7.75%
Rate of salary progression.......      4.50%           4.50%         4.50%
Long-term rate of return
  on assets......................      9.00%           9.00%         9.00%


     The Company and its domestic subsidiaries also offer 401(k) savings plans in which substantially all of their employees may participate. The majority of the contributions to the plans are made by the employees.

KAYDON CORPORATION AND SUBSIDIARIES
-------------------------------------------------------------------------------

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


     The components of net postretirement benefit cost are as follows:


                                              1997               1996               1995
                                           ----------         ----------         ----------
Service cost ......................        $  599,000         $  670,000         $  568,000
Interest cost on accumulated
  benefit obligation ..............         1,742,000          1,667,000          1,689,000
Amortization of unrecognized
  prior service cost ..............          (233,000)          (218,000)          (311,000)
Gain due to curtailment
  (Note 13) .......................                --                 --           (965,000)
                                           ----------         ----------         ----------
Net postretirement
  benefit cost ....................        $2,108,000         $2,119,000         $  981,000
                                           ==========         ==========         ==========


     The funded status of the plans at December 31, 1997 and 1996 is as follows:


                                                 1997                 1996
                                              ------------         ------------
Accumulated postretirement
  benefit obligation:
    Retirees .........................        $(10,757,000)        $(10,424,000)
    Fully eligible active plan
      participants ...................            (244,000)            (184,000)
    Other active plan
      participants ...................         (15,740,000)         (12,891,000)
                                              ------------         ------------
        Projected benefit
          obligation .................         (26,741,000)         (23,499,000)

Unrecognized prior service cost ......          (2,322,000)          (2,518,000)
Unrecognized net (gain) loss .........             114,000           (2,215,000)
                                              ------------         ------------
Accrued postretirement
  benefit obligation .................        $(28,949,000)        $(28,232,000)
                                              ============         ============


     The accumulated postretirement benefit obligation ("APBO") was actuarially determined based on assumptions regarding the discount rate and projected future increases in postretirement benefit costs ("the healthcare cost trend rate").

     The assumptions used in the determination of the APBO and the net postretirement benefit cost were as follows:


                                            1997         1996          1995
                                         ----------    ----------    ----------
Discount rate.......................     7.00-7.75%    7.00-7.75%    7.00-7.75%
Healthcare cost trend rates -
  Participants under 65
    years of age....................        11.00%       12.00%        13.00%
  Participants 65 years
    of age and over.................         8.50%        9.00%         9.50%


     The healthcare cost trend rates for participants under the age of 65 and participants 65 years of age and over are assumed to decrease ratably to 6% by 2002 and remain at that level thereafter. A 1% increase in the healthcare cost trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1997 by approximately $3,878,000, and the net postretirement benefit cost by approximately $454,000 in 1997.

(10) LEASE COMMITMENTS

     Total minimum rentals payable under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1997 are as follows:

Year ending December 31,

   1998..............................  $ 910,000
   1999..............................    805,000
   2000..............................    646,000
   2001..............................    507,000
   2002..............................    361,000
   Thereafter........................  1,550,000


     Aggregate rental expense charged to operations was $1,607,000, $1,272,000, and $1,261,000, in 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------


(11) ACQUISITIONS

         On March 11, 1997, the Company purchased the assets of Gold Star Manufacturing, Inc. for $4,449,000 and on May 29, 1997, the Company purchased the assets of Great Bend Industries, Inc. for $22,933,000. Both companies manufacture custom-designed cylinders and will strengthen and complement the prior years' acquisitions of Seabee and Victor in the Kaydon Fluid Power Division. The acquisitions have been accounted for using the purchase method of accounting and, accordingly, the results of operations have been included in the 1997 consolidated financial statements since the date of acquisition.

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

(12) SALE OF AUTOMOTIVE OPERATION AND SURPLUS BUILDING

         On May 1, 1995, the Company sold the majority of its automotive operation assets. The net sale proceeds of $3,476,000 approximated the book value of the assets sold. The Company and the buyer also entered into an operating lease for the facility in which the business was located. The sales of the automotive business were less than 4% of the consolidated net sales for 1995 and the operating income contribution percentage was lower than the rest of the Company.

         During 1995, the Company also sold the surplus building resulting from the 1993 plant consolidation described in Note 13. The net sale proceeds of $1,789,000 approximated book value.

(13) PLANT CONSOLIDATIONS

         During 1995, the Company authorized and executed its production facility realignment, completing the consolidation process started during 1993. These actions included the asset sales described in Note 12. The movement of the physical location for certain production did not result in the discontinuation of any product lines. Severance and relocation expenses of approximately $300,000 were recognized as part of the realignment. The consolidation also resulted in a $965,000 reduction in the accrued postretirement benefit obligation, partially offset by a $764,000 increase in accrued pension cost. The overall effect of the plant consolidation was not significant to the operating results or financial position of the Company.

KAYDON CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

(14) CONTINGENCIES

         The Company, together with other companies, certain former officers, and certain former directors, has been named as a co-defendant in lawsuits filed in federal court in New York in 1993. The suits purport to be class actions on behalf of all persons who have unsatisfied personal injury and property damage claims against Keene Corporation which filed for bankruptcy under Chapter 11. The premise of the suits is that assets of Keene were transferred to Bairnco subsidiaries, of which Kaydon was one in 1983, at less than fair value. The suits also allege that the Company, among other named defendants, was a successor to and alter ego of Keene. In 1994, an examiner was appointed by a bankruptcy court to examine the issues at stake. On September 23, 1994, the "Preliminary Report of the Examiner" was made public. In the report, the examiner stated that the alleged fraudulent conveyance claims against the Company appear to be time-barred by the statute of limitations, subject to certain possible exceptions which the Company does not believe are significant or factual. Although the examiner has made certain recommendations regarding a mechanism to resolve the claims against the Company, the Court has not taken any action related to the report. Nevertheless, in the Company's opinion, the report reinforces management's original view that the claims will ultimately not be sustained. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. In June 1995, the creditors' committee filed a complaint in the same bankruptcy court asserting claims against the Company similar to those previously filed. On June 12, 1996, the District and Bankruptcy Courts for the Southern District of New York entered an order confirming the plan of reorganization for Keene Corporation. As a result, the so-called transactions lawsuit was transferred in April 1997 from the Bankruptcy Court for the Southern District of New York to the District Court for that district and the stay of the transactions lawsuit was lifted. On September 15, 1997, in accordance with the schedule established by the judge, the Company submitted a motion to dismiss the complaint based on the statute of limitations. All motions, supporting documents and rebuttal were filed on December 15, 1997. The court has not yet ruled upon the motions. Management believes that the outcome of this litigation will not have a material adverse effect on the Company's financial position.

         In June, 1996 the Company received a subpoena issued by the U.S. District Court in Bridgeport, Connecticut on behalf of a grand jury investigating a May 9, 1996 accident involving a Sikorsky helicopter in which four persons died. The grand jury has requested and received documents and records relating to a bearing manufactured by Kaydon and used in the Sikorsky helicopter. In addition, the Defense Logistics Agency of the Defense Contract Management Command and a "Mishap Board" led by Sikorsky Aircraft Corporation with participation from certain Federal agencies alleged that product quality problems or deficiencies exist with respect to the bearing product used in the Sikorsky helicopter described above. The Company was excluded from participation on this "Mishap Board", however, it independently evaluated the available evidence and refuted the "Mishap Board" findings in its report submitted to the Navy. Subsequent incidents have occurred in the helicopter fleet even though the bearings used were newly manufactured, inspected and approved by Sikorsky personnel, reinforcing the Company's position that the bearing quality was not the causative action in the May 9, 1996 accident. During the first half of 1997, the estates of the four deceased individuals filed civil suits against the Company. For one of the incidents subsequent to May 9, 1996, which occurred October 19, 1996, the NADEP Cherry Point Marine Facility distributed a report dated August 21, 1997 analyzing potential causes for that incident. The Company is currently in the process of reviewing this report. Management believes it has meritorious defenses against any claims.

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

--------------------------------------------------------------------------------


(15) BUSINESS SEGMENT INFORMATION

         The Company operates predominately in one industry segment, the design, manufacture and sale of custom-engineered products. During 1997, 1996 and 1995, sales to no single customer exceeded 10% of total sales. Transfers between geographic areas represent the selling price of sales to affiliates, which is generally based on cost plus a mark-up. Corporate assets are those assets maintained for general purposes, principally cash, cash equivalents and marketable securities. All other assets have been identified with domestic or foreign operations. Information regarding the Company's operations in the United States and Europe for 1997, 1996 and 1995 is as follows:


-----------------------------------------------------------------------------------------------
Year ended December 31, 1997         United States     Europe      Eliminations    Consolidated
-----------------------------------------------------------------------------------------------
Sales to unaffiliated customers .... $301,618,000   $ 27,418,000   $         --    $329,036,000
Transfers between geographic areas..           --      5,581,000     (5,581,000)             --
                                     ------------   ------------   ------------    ------------

    Total sales .................... $301,618,000   $ 32,999,000   $ (5,581,000)   $329,036,000
                                     ============   ============   ============    ============

Operating income ................... $ 89,598,000   $  6,083,000   $         --    $ 95,681,000
Interest income, net ...............                                                  3,780,000
                                                                                   ------------

Income before income taxes .........                                               $ 99,461,000
                                                                                   ============

Identifiable assets ................ $257,706,000   $ 28,474,000   $         --    $286,180,000
Corporate assets ...................                                                 97,805,000
                                                                                   ------------

    Total assets ...................                                               $383,985,000
                                                                                   ============

-----------------------------------------------------------------------------------------------
Year ended December 31, 1996         United States     Europe      Eliminations    Consolidated
-----------------------------------------------------------------------------------------------
Sales to unaffiliated customers .... $263,491,000   $ 27,179,000   $         --    $290,670,000
Transfers between geographic areas..           --      4,621,000     (4,621,000)             --
                                     ------------   ------------   ------------    ------------

    Total sales .................... $263,491,000   $ 31,800,000   $ (4,621,000)   $290,670,000
                                     ============   ============   ============    ============

Operating income ................... $ 73,324,000   $  5,713,000   $    (83,000)   $ 78,954,000
Interest income, net ...............                                                  2,662,000
                                                                                   ------------

Income before income taxes .........                                               $ 81,616,000
                                                                                   ============

Identifiable assets ................ $206,962,000   $ 40,305,000   $         --    $247,267,000
Corporate assets ...................                                                 84,271,000
                                                                                   ------------

    Total assets ...................                                               $331,538,000
                                                                                   ============

-----------------------------------------------------------------------------------------------
Year ended December 31, 1995         United States     Europe      Eliminations    Consolidated
-----------------------------------------------------------------------------------------------
Sales to unaffiliated customers .... $205,342,000   $ 24,582,000   $         --    $229,924,000
Transfers between geographic areas..           --      3,538,000     (3,538,000)             --
                                     ------------   ------------   ------------    ------------

    Total sales .................... $205,342,000   $ 28,120,000   $ (3,538,000)   $229,924,000
                                     ============   ============   ============    ============

Operating income ................... $ 55,178,000   $  4,501,000   $   (393,000)   $ 59,286,000
Interest income, net ...............                                                  2,505,000
                                                                                   ------------

Income before income taxes .........                                               $ 61,791,000
                                                                                   ============

Identifiable assets ................ $181,070,000   $ 38,376,000   $         --    $219,446,000
Corporate assets ...................                                                 48,229,000
                                                                                   ------------

    Total assets ...................                                               $267,675,000
                                                                                   ============

KAYDON CORPORATON AND SUBSIDIARIES
--------------------------------------------------------------------------------


(16) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

---------------------------------------------------------------------------------------------------------------------------------
                                                      Quarters (amounts in thousands except per share data)
---------------------------------------------------------------------------------------------------------------------------------
                                      1st                 2nd                 3rd                 4th                Total
                               ------------------  ------------------  ------------------  ------------------  ------------------
                                 1997      1996      1997      1996      1997      1996      1997      1996      1997      1996
                               --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net Sales .................... $ 76,531    73,395    84,454    76,131    83,380    69,838    84,671    71,306   329,036   290,670
Gross Profit ................. $ 31,823    28,736    35,574    30,735    34,356    28,382    35,507    29,643   137,260   117,496
                               --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net Income ................... $ 13,881    12,280    15,904    13,081    15,770    12,366    16,111    12,794    61,666    50,521
                               ========  ========  ========  ========  ========  ========  ========  ========  ========  ========

Earnings Per Share (Diluted).. $   0.42      0.37      0.48      0.40      0.47      0.37      0.49      0.39      1.86      1.53
                               ========  ========  ========  ========  ========  ========  ========  ========  ========  ========

Market Price:
   High ...................... $  23.38     17.50     25.69     23.57     32.03     24.63     34.13     24.13     34.13     24.63
   Low ....................... $  21.00     14.63     20.94     17.25     24.25     19.75     29.25     20.00     20.94     14.63



                                     Notes

CORPORATE INFORMATION




DIRECTORS
Gerald J. Breen
President and C.E.O.
Cuyam Corporation

Brian P. Campbell
President
TriMas Corporation

Lawrence J. Cawley
Chairman
Kaydon Corporation

Stephen K. Clough
President and Chief
Executive Officer
Kaydon Corporation

John H.F. Haskell, Jr.
Managing Director
SBC Warburg Dillon
Read Inc.


CORPORATE OFFICES
KAYDON CORPORATION
Arbor Shoreline Office Park
19345 U.S. 19 North
Clearwater, FL 33764
813-531-1101
FAX 813-530-9247


OPERATING LOCATIONS
Baltimore, Maryland
Blacksburg, Virginia
Dexter, Michigan
Granite Falls, Minnesota
Great Bend, Kansas
Greeneville, Tennessee
Hampton, Iowa
King's Lynn, U.K.
Krefeld, Germany
LaGrange, Georgia
Laurens, Iowa
Monterrey, NL, Mexico
Norton Shores, Michigan
Reading, U.K.
St. Louis, Missouri
Sumter, South Carolina
Virginia Beach, Virginia


TRANSFER AGENT AND
REGISTRAR
Continental Stock Transfer
and Trust Company
2 Broadway
New York, NY 10004
212-509-4000


INDEPENDENT PUBLIC
ACCOUNTANTS
Arthur Andersen LLP
171 Monroe Avenue, N.W.
Grand Rapids, MI 49503


STOCK LISTING
Kaydon common stock is listed on the NYSE and traded under the New York Stock Exchange Symbol - KDN.


ANNUAL MEETING
The Annual Stockholders' Meeting will be held at the Tampa Airport Marriott Hotel in Tampa, Florida on April 30, 1998 at 10:00 A.M.


FORM 10-K
Stockholders may obtain a copy of Kaydon's 10-K report to the Securities and Exchange Commission by writing to the Investor Relations Department.


INVESTOR RELATIONS
INFORMATION
Contact Ms. Shelley Schwemley at the corporate office.
813-531-1101

                               [KAYDON LETTERHEAD]