Form 10-K405, Exhibit 13
period 1998-12-31
KAYDON CORP
filed 1999-03-29
CIK 740694

                                                                      EXHIBIT 13



                                   [GRAPHIC]




                               1998 ANNUAL REPORT

PROFILE OF KAYDON CORPORATION

Kaydon Corporation is a leading diversified manufacturer of highly engineered, performance-critical custom products having a broad and diverse customer base. The successful implementation of Kaydon's growth strategies has produced seven consecutive record years of increased sales and operating results.

Kaydon's leadership market and proprietary product positions have again produced record sales in 1998 to each of the market sectors we serve. Record operating performance in 1998 enabled Kaydon Corporation to continue strategic investments in aggressive long-term growth initiatives while continuing to strengthen its financial position.

HIGHLIGHTS OF ANOTHER RECORD YEAR

   - Record sales of $376.2 million achieved through proprietary, value-added product positions and product line extensions, expansion into new markets and contributions from acquisitions.

   - Record operating income of $110.4 million as increased sales and continuing efficiency initiatives contributed to improved earnings performance.

   - Record net income of $71.2 million and diluted earnings per share of $2.17, an increase of 15.4 percent and 16.7 percent, respectively, compared to 1997 results.

   - Record cash flow from operations of $72.6 million results in five-year total of over $306.0 million; year-end cash and cash equivalents total $96.2 million after $39.1 million of common stock repurchases and $25.4 million of capital expenditures.

   - Continued adherence to our growth philosophy which has been so critical in achieving our most important long-term objective--maximization of shareholder value.

                                TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS...................................................  1
KAYDON AT A GLANCE.....................................................  2
SHAREHOLDER LETTER.....................................................  4
GROWTH STRATEGIES......................................................  8
SPECIAL INDUSTRIAL MACHINERY SECTOR DESCRIPTION........................ 16
REPLACEMENT PARTS & EXPORTS SECTOR DESCRIPTION......................... 17
AEROSPACE & MILITARY EQUIPMENT SECTOR DESCRIPTION...................... 18
HEAVY INDUSTRIAL EQUIPMENT SECTOR DESCRIPTION ......................... 19
FINANCIAL CONTENTS..................................................... 20

SHAREHOLDER & CORPORATE INFORMATION

    EXECUTIVE OFFICES

         Kaydon Corporation
         19345 U.S. 19 North, Suite 500, Clearwater, Florida 33764-3148 Telephone 727.531.1101 Fax 727.524.3629

         Our new address effective May 15, 1999 is Kaydon Corporation
         315 East Eisenhower Parkway, Suite 300, Ann Arbor, Michigan 48108-3330 Telephone 734.747.7025 Fax 734.747.6565

    ANNUAL MEETING OF SHAREHOLDERS

         The Annual Shareholders Meeting will be held at the Tampa Airport Marriott Hotel, Tampa, Florida on April 30, 1999 at 10:00 a.m., Eastern daylight time.

    10-K REPORT

         A copy of the Form 10-K annual report filed with the Securities and Exchange Commission for the year ended December 31, 1998 is available at no charge to shareholders who direct a request in writing to the
         Company:

         Attention: Shareholder Relations, Kaydon Corporation, 315 East Eisenhower Parkway, Suite 300, Ann Arbor, Michigan 48108-3330

    QUARTERLY COMMON STOCK PRICE INFORMATION

                          1998                           1997
                       Market Price                   Market Price
                    High          Low              High           Low
----------------------------------------------------------------------------
4th Quarter       $40 1/16      $23 5/8          $34 1/8        $29 1/4
----------------------------------------------------------------------------
3rd Quarter        39 3/8        24 13/16         32 1/32        24 1/4
----------------------------------------------------------------------------
2nd Quarter        45 3/16       35 5/16          25 11/16       20 15/16
----------------------------------------------------------------------------
1st Quarter        42 13/16      30 1/16          23 3/8         21
----------------------------------------------------------------------------

    COMMON STOCK DATA

         Kaydon Corporation's common stock is listed and traded on the New York Stock Exchange with the symbol KDN.

    INDEPENDENT PUBLIC ACCOUNTANTS

         Arthur Andersen LLP, 171 Monroe Avenue, N.W. Grand Rapids, MI
         49503-2683

    TRANSFER AGENT AND REGISTRAR

         Shareholders may address inquiries to: Continental Stock Transfer and Trust Company, 2 Broadway, New York, NY 10004-2801 Telephone 212.509.4000

Kaydon Corporation
Arbor Shoreline Office Park
19345 U.S. 19 North, Suite 500
Clearwater, FL 33764-3148
727.531.1101

New Address Effective May 15, 1999
Kaydon Corporation
315 E. Eisenhower Parkway, Suite 300
Ann Arbor, MI 48108-3330
734.747.7025

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

                                               December 31, 1998  December 31, 1997   Change
--------------------------------------------------------------------------------------------
Net Sales                                           $376,172          $329,036          14%
Operating Income                                    $110,380          $ 95,681          15%
Net Income                                          $ 71,184          $ 61,666          15%
   As % of Net Sales                                    18.9%             18.7%
Earnings Per Share-Diluted                          $   2.17          $   1.86          17%
Dividends Per Share                                 $   0.37          $   0.30          23%
Cash Flow From Operations                           $ 72,560          $ 71,619           1%
Total Assets                                        $413,808          $383,985           8%
Working Capital                                     $158,600          $143,763          10%
Shareholders' Equity                                $311,656          $283,596          10%
Book Value Per Share                                $   9.69          $   8.60          13%
Weighted Average Shares Outstanding-Diluted           32,871            33,163          -1%
--------------------------------------------------------------------------------------------

                                    Graphic

                                    Graphic

                                    Graphic

                           KAYDON CORPORATION 1998 1

                                   [GRAPHIC]


KAYDON AT A GLANCE -- MARKET SECTORS

  Market
  Sector           SPECIAL INDUSTRIAL MACHINERY

  1998
  Sales                   $99,710,000

TYPICAL END USE
  -  Machine Tools

  -  Material Handling Equipment

  -  Semiconductor Manufacturing Equipment

  -  Medical Diagnostic Equipment

  -  Large Air & Gas Compressors

  -  Robotic Equipment

ECONOMIC FACTOR

Domestic industrial production levels and capital spending.

VALUE-ADDED PRODUCTS

Robotic Manipulator Bearings, Gas Transmission Line Compressor Piston and Sealing Rings, Air Conditioning Compressor Filters, Printing Machine Roll Bearings, Medical Scanner Bearing Systems, Diesel Engine Piston Ring Sets, Slip-Rings and Assemblies, Hydraulic Cylinders, Hydraulic Actuators for Drilling Platforms and Rescue Devices.

   Market
   Sector                        Replacement Parts and Exports

   1998
   Sales                               $113,427,000

TYPICAL END USE

  - Replacement parts sold to major equipment users, the United States Government and through distributors, plus all export sales

ECONOMIC FACTOR

Stable business with minor sensitivity to industrial production levels.

VALUE-ADDED PRODUCTS

Railroad Diesel Replacement Piston Ring Sets, Spare Bearings, Filter Elements and Shaft Seals for Military Equipment, Distributor Replacement Bearings and Filter Elements for Original Equipment Applications, Slip-Rings and Assemblies.

                            2 KAYDON CORPORATION 1998

                                   [GRAPHIC]


  Market
  Sector                      AEROSPACE & MILITARY EQUIPMENT

  1998
  Sales                                  $50,593,000

TYPICAL END USE

  -  Commercial & Military Satellite Equipment

  -  Military & Commercial Aircraft

  -  Radar & Ordinance Equipment

ECONOMIC FACTOR

Level of domestic aircraft, including maintenance, aircraft and defense spending for selected equipment programs.

VALUE-ADDED PRODUCTS

Aircraft Jet Engine Shaft Seals and Sealing Rings, Radar and Fire Control Custom Bearings, Helicopter and Gear Box Assembly Bearings, Military Vehicle Fuel Filter Systems, Aircraft Landing Wheel Brake Bearings, Tank Turbine Engine Shaft Seals, Military Turret Azimuth and Elevation Bearings, Slip-Rings and Assemblies.

   Market
   Sector                        Heavy Industrial Equipment

   1998
   Sales                              $112,442,000


TYPICAL END USE

  -  Construction Equipment

  -  Mining Equipment

  -  Forestry Equipment

  -  Oil Field & Power Generation Equipment

ECONOMIC FACTOR

Domestic level of new industrial and construction spending; domestic electric power generation and petroleum product exploration and production levels.

VALUE-ADDED PRODUCTS

Hydraulic Excavator Swing Bearings, Off-Road Equipment, Hydraulic Filter Elements, Power Generation Lubrication Oil Filter Units, Sealing Rings, Piston Rings, Slip-Rings and Assemblies, Hydraulic Cylinders for Construction Equipment.



                           KAYDON CORPORATION 1998 3

TO OUR SHAREHOLDERS

      ANOTHER YEAR OF RECORD OPERATING PERFORMANCE

         For the seventh consecutive year, Kaydon Corporation achieved record sales, operating income and earnings per share in 1998. In addition to our record levels in sales and operating income, we also continued our progress from implementing our proven strategies for long-term growth: new product development, market share initiatives, cost reduction and manufacturing efficiencies, and the continued strengthening of our financial position.

      In addition to our record levels in sales and operating income, we also continued our progress from implementing our proven strategies for long-term growth.

         Adhering to our well-disciplined and well-defined operational objectives and growth strategies, we have significantly strengthened our financial and competitive positions, thereby enhancing future growth and profit opportunities. Important 1998 accomplishments, discussed on the following pages of this report, have increased our ability to reach our most important long-term objectives --continued above-average profit growth and maximization of shareholder value.

         Net sales in 1998 increased 14.3 percent to a record $376.2 million, as compared to 1997 sales of $329.0 million, while net income increased
         15.4 percent to a record $71.2 million, compared to $61.7 million in 1997. Basic earnings per share in 1998 increased 16.6 percent to a record $2.18 compared to $1.87 in 1997. On a diluted basis, record earnings per share were $2.17 in 1998, compared to $1.86 in the prior year.

      FINANCIAL POSITION STRENGTHENED DURING 1998

         The ability to generate funds internally is one of our most significant financial strengths. As in prior years, Kaydon Corporation's increased operating earnings and superior cash flow during 1998 allowed us to further strengthen our financial position and liquidity while supporting both internal and external investment initiatives to further enhance future profit opportunities.

         Cash flow from operations during 1998 was a record $72.6 million, compared to 1997's $71.6 million, resulting in over $306.0 million in cash generated from operations during the last five years. Net capital expenditures in 1998 were $25.4 million, compared to $12.8 million the previous year. Investments for cost reductions, manufacturing efficiencies and capacity increases accounted for substantially all of these expenditures. In the five-year period through 1998, Kaydon has expended over $61.6 million for capital investments to enhance our future growth and profitability. The substantial cumulative cash flow generated during this period enabled Kaydon to pursue external growth initiatives, increase common stock dividends, finance capital expenditure programs, and continually strengthen our financial position, including the achievement of a debt-free capital structure.

      The ability to generate funds internally is one of our most significant financial strengths.

         To put our cash generation and increased financial flexibility in a broader context, Kaydon began 1998 with cash and marketable securities of $96.8 million. During the year, we purchased $39.1 million of common stock under our existing stock repurchase program and expended $25.4 million for capital expenditures, including $13.3 million for what we

                           4 KAYDON CORPORATION 1998

                                    [PHOTO]

                                                                  MARCH 18, 1999

Lawrence J. Cawley (Left)
Chairman

Brian P. Campbell (Right)
President and
Chief Executive Officer

        consider to be non-recurring capital investments. After payment of $11.8 million in common stock dividends, our year-end 1998 cash and marketable securities balance was $96.2 million.

        Our ability to generate above-average cash flow enables Kaydon to continue to pursue our ambitious capital expenditure, diversification and profitability objectives, and permits us to further increase our competitive and financial strengths in future years.

        The enhanced financial strength of Kaydon is a vital element of our long-term growth and diversification strategies and will continue to provide important support to our objective of maximizing long-term shareholder value.

   Our ability to generate above-average cash flow enables Kaydon to continue to pursue our ambitious capital expenditure, diversification and profitability objectives, and permits us to further increase our competitive and financial strengths in future years.

   MANAGEMENT TRANSITION

        At its September 23, 1998 meeting, the Board of Directors elected Brian
        P. Campbell as President and Chief Executive Officer of the Company. Mr. Campbell, who has been a director of Kaydon since 1995, was the Founder and President of TriMas Corporation beginning in 1986. Through 1997, when it achieved sales of $667.0 million, TriMas recorded ten consecutive record years of increased sales, operating profits and cash flow. Previously listed on the NYSE, TriMas was acquired by MascoTech, Inc. in a January 1998 cash tender offer. Prior to his election, Mr. Campbell was President and Co-Chief Operating Officer of MascoTech. Lawrence J. Cawley will continue as Chairman of the Board until the Annual Meeting in April 1999.

        At the same meeting, the Board appointed Thomas C. Sullivan to the Board of Directors to fill a vacancy. Mr. Sullivan is Chairman and Chief Executive Officer of RPM, Inc., a $1.6 billion company which manufactures and sells specialty consumer and industrial coatings including such well-known brand names as Rust-Oleum(R), Zinsser(R), Plastic Wood(R), and Bondex(R). As a result of its ongoing internal and external growth strategies, RPM recently completed its 51st



                            KAYDON CORPORATION 1998 5
        consecutive year of record growth in sales and earnings. Earlier this year, Forbes magazine listed RPM in its Forbes Platinum List as one of the 400 best-performing big companies in the U.S. We look forward to Mr. Sullivan's continuing counsel and contributions to Kaydon's long-term growth and success.

        During the year we were pleased to announce that John R. Emling joined Kaydon as President of our Bearing Group. Based upon his extensive industry experience, we look forward to his leadership contributions to this important Kaydon operating unit.

      DIVIDEND INCREASED

        In view of our strong cash generation, attractive return on capital, and optimistic long-term outlook, the Board of Directors increased the quarterly dividend 11 percent during 1998 to an annualized rate of $.40 per share.

      OUTLOOK FOR THE FUTURE

        Although 1998 was a year affected by many economic and political uncertainties, our gains in operating performance, cash flow and financial strength gave further support to our growth and market sector diversification strategies. While many of these uncertainties will continue to affect the economy in 1999 and the years beyond, we remain optimistic about Kaydon's long-term future growth prospects.

        As discussed elsewhere in this report, sales in some key markets have slowed in recent months, particularly sales of fluid power products to offshore petroleum equipment customers as well as sales of specialty bearing products to the semiconductor equipment market. Although this softening in demand will present challenges to us in the first and second quarters of 1999, we believe that 1999's second half should see higher order-entry rates as compared to the first half of the year.

        Although 1999 will be a challenging year for Kaydon, we believe our Growth Strategies, discussed on the following pages, should continue to create superior long-term operating and shareholder returns.

        Our backlog of unshipped orders stands at $145.3 million at year-end compared to $155.5 million at year-end 1997. Backlog numbers, primarily as a result of the variability of order-entry and shipping release dates, are not nearly as significant to Kaydon's business outlook or future success as they were five or more years ago.

      Our optimism for future growth prospects is founded upon expected continued long-term positive momentum from all of the market sectors we serve, based upon our belief in continued modest economic growth and a low interest rate environment.

        In past years we have mentioned the continuing changes in manufacturing technology and processes, including the reduction in manufacturing lead-times, just-in-time inventory control systems, and the ongoing compression of the entire ordering/manufacturing cycle. We have also made note of the percentage of our revenues represented by the repair, maintenance and replacement market (approximately 22.4 percent) that requires shipment from inventory in the same month, week or day that an order is received.

        Our optimism for future growth prospects is founded upon expected continued long-term positive momentum from all of the market sectors we serve, based upon our belief in

                            6 KAYDON CORPORATION 1998
         continued modest economic growth and a low interest rate environment during the next five years. We believe Kaydon is well positioned strategically to take advantage of profitable growth opportunities, supported by our enhanced financial strength, high levels of liquidity and cash flow, and focused strategies. Our significant capital investments during the last five years for cost reductions and manufacturing efficiencies, market share initiatives and well-defined and strategically targeted capacity expansion programs should have an important, positive impact on Kaydon's future earnings performance.

      Specifically, we intend to build on our past success to achieve above-average, long-term cash flow and profit growth.

         As we look forward to the next five years, we see opportunities for both internal and external growth in all of our market sectors. Specifically, we intend to build on our past success to achieve above-average, long-term cash flow and profit growth through:

         -  Ongoing new product introductions and product line extensions.

         -  Continued penetration into both new and related markets.

         - Strategic allocation of resources to sustain our balanced diversification.

         - The continued leveraging of our competitive strengths to obtain further "share of customer" and "share of market" positions, based upon our proven engineering and manufacturing competencies.

         - Further investment to maintain manufacturing technology leadership in our markets.

         -  Enhancement of our strong financial position and flexibility.

         - Continued search for complementary acquisitions which will enhance future profit opportunities and contribute to our five-year strategic goal to double the size of Kaydon.

         The maximization of long-term shareholder value, achieved by providing an attractive total return to investors, remains the overall objective of Kaydon. We have the essential elements in place to produce attractive long-term returns for our shareholders: well-defined, focused operating and financial strategies, proven operating management, and leadership product and market positions.

      The maximization of long-term shareholder value, achieved by providing an attractive total return to investors, remains the overall objective of Kaydon.

         As we verge on a new century, the next decade will continue to present unprecedented challenges and opportunities. We believe that Kaydon is uniquely positioned to convert challenges into opportunities through entrepreneurially based management that is structured for adaptive strategies, quick responses and individual initiatives; characteristics that reflect the distinctive competence of Kaydon and its people.

/s/ Lawrence J. Crawley                    /s/ Brian P. Campbell
-----------------------                    -----------------------------------
Lawrence J. Cawley                         Brian P. Campbell
Chairman                                   President & Chief Executive Officer


                           KAYDON CORPORATION 1998 7

GROWTH STRATEGIES

                                   [GRAPHIC]

HIGHLIGHTS

Kaydon Corporation achieved its seventh consecutive year of growth in 1998. The foundation for our growth is the Company's well-defined and disciplined operating, diversification and financial strategies. Through strict adherence to these Growth Strategies, more fully discussed below, we believe Kaydon Corporation is well positioned to continue creating superior operating and shareholder returns. Specifically, our Growth Strategies are designed to:

   -  Grow operating cash flow to fund internal and external expansion.
   - Strengthen our balance sheet, consistent with our superior cash flow, allowing us to aggressively pursue growth opportunities.
   - Increase operating income while earning a minimum 20-25 percent operating margin on net sales, including future acquisitions.
   - Increase earnings per share, on average over any five-year period, by 15-20 percent annually.



For the five-year period from 1994 to 1998, Kaydon Corporation has realized compound annual rates of growth of 16.4 percent in sales, 19.2 percent in operating income and 23.6 percent in earnings per share. This strong financial performance has enabled Kaydon shareholders to realize total returns on their investment in Kaydon common stock during this same five year period of 32.6 percent per year. Continued superior long-term returns to shareholders will be created only through superior long-term financial performance. Because our financial success is firmly based in our aggressive and well-defined financial objectives, which have been consistently achieved through adherence to disciplined operating and profit growth strategies, it is important to articulate this strategic framework for growth.

The Company operates through individual operating units which serve four key market sectors. The market sectors served by the Company have several related economic characteristics and attributes, including similar products, distribution patterns and classes of customers. As a result, the Company aggregates its operating units into a single segment of Custom-Engineered Products.

Each of our operating units has aggressive goals for growth in earnings based on our overall corporate goals outlined below. The management of each Kaydon operating unit is responsible for executing aggressive market-specific and product-specific growth strategies through continuous product and market development that most effectively leverages the distinctive core manufacturing, new product development and marketing capabilities of that Kaydon business.

Kaydon's operating units possess:

   - Key management and operational characteristics that make important contributions to our continued success.

   -  Clearly defined operating and financial objectives.

   -  Lean, profit-oriented management.

                           8 KAYDON CORPORATION 1998

   - Operational autonomy which encourages and supports initiative and timely decisions.

   - Operating and financial flexibility which permits immediate response to changing market environments.

   - A distinct management culture based upon shared values, which accepts, supports and validates Kaydon's objectives.

OPERATING PHILOSOPHY

   Kaydon's individual operating units are empowered and managed as autonomous profit centers. Our operating units are characterized by entrepreneurial success across a broad range of markets and products, supported by individual initiative and decision making as well as access to the people, centralized support services and capital resources available in a larger organization.

   In the competitive markets in which Kaydon participates, the availability of capital resources, in conjunction with the decentralized nature of our individual operating units, has provided us with key competitive advantages:

   -  Highly productive and cost efficient manufacturing capabilities.

   - Premier customer service levels in every key market in which we participate.

   - Aggressive engineering and new product development programs, allowing us to offer the most extensive range of innovative, value-added products and services in our relevant markets.

   - Leadership positions in selected niche markets, which support strategic initiatives to further enhance market shares.

   - The ability to further enhance cash flows to support future growth opportunities and maintain our positions of leadership and innovation.

OPERATING AND PROFIT GROWTH STRATEGIES

   Our operating and profit strategies, so vital in providing Kaydon with competitive market advantages, are based upon eight key principles:

   - Provide customers with highly engineered, value-added, performance-critical products.

   - Primary focus on profit growth, return on capital and cash flow as priorities over sales growth.

   - Enhancement of our leadership product positions in selected and diversified niche markets.

   - Continuous and rapid improvement of our businesses by strategic investment in capacity, manufacturing efficiencies, process improvement, aggressive marketing initiatives and people resources.

   - Enhancement of our strong competitive positions based on product quality, innovation and customer service.

   - Avoidance of price-sensitive markets where we cannot receive acceptable returns for the unique value-added qualities of our proprietary products and services.

   - Well-defined responsibility for attaining performance goals based on well-disciplined, strong operating controls.

   - Utilization of a disciplined acquisition strategy to complement future profit growth.

EMPHASIS ON PROPRIETARY PRODUCTS

   The success of Kaydon is based to a great extent upon our proprietary product positions and their cost effective, value-added features, which have proven so compelling to our customers. A high priority of Kaydon is the ongoing development of new proprietary products, marketing channels and manufacturing processes, which not only maintains, but also enhances, our competitive and market leadership positions.

                     KAYDON CORPORATION 1998     9

GROWTH STRATEGIES

   We define a proprietary product as one with characteristics broader than a position protected by patent. Within Kaydon, proprietary products are those that have demonstrably superior design and utility, have a unique distribution and service capability, or incorporate the effective integration of many capabilities which, when combined, offer compelling advantages to our customers.

   Cost effectiveness, convenience, durability, safety and reliability are product features that offer premium value to the customer. Such a premium should exist whether that customer is a purchasing agent for an OEM customer or an ultimate end-user purchasing one of our replacement market products.

   Proprietary products with premium value to our customers provide unique opportunities for continued growth when those products are designed, manufactured and aggressively marketed. It is our value-added, highly engineered proprietary products and, in many cases, our "brand equity" which allow us the competitive leverage to increase existing market shares to obtain enhanced future sales and earnings growth.

MARKET LEADERSHIP

   Our proprietary product positions have allowed Kaydon to assume a key leadership role in substantially all of the key markets relevant to our success and future growth. We believe market leadership is more than just share of market. It means enhancing our manufacturing and product technologies so that Kaydon is able to offer the widest range of products to the widest customer base. It means the avoidance of complacency, no matter how strong our competitive advantages are. It means a strategy to make our products obsolete before competitors do, by continued innovative new product development. And most important, market leadership means continual improvement in every aspect of our businesses.

   Market leadership in a competitive world begins with advanced manufacturing and application engineering technologies which allow us to maintain and enhance our competitive advantage as a cost efficient, high-productivity leader in every key market in which we compete. We will continue to invest in capital programs that will further strengthen manufacturing capabilities and provide increased flexibility to produce a wide range of existing and new value-added products to satisfy ever-changing market demands and opportunities.

   Our market leadership positions and superior operating performance during periods of economic adversity are clear evidence of our manufacturing efficiency. Kaydon's emphasis on the continual improvement of manufacturing technologies and proficiencies will enhance our operating performance throughout the coming decade.

   Aggressive marketing initiatives are a key element in maintaining market leadership. In a market driven economy, customer needs are changing at an ever-increasing pace and our ability to respond quickly is an important competitive advantage.

   Staying close to customers and listening to their needs and concerns about the marketplace have been hallmarks of our success for many years. A proactive strategy of assessing shifting markets and product needs has allowed us to recognize new growth opportunities quickly, thereby pre-empting competitive threats by other companies who often struggle to react to emerging marketplace trends. Our marketing initiatives rely heavily on our proven manufacturing and technical advantages and expertise to respond quickly to customer needs throughout the world.

                           10 KAYDON CORPORATION 1998

   Awareness of market needs, superior customer service and the pursuit of aggressive new product development initiatives provide us with the competitive advantages to maintain our leadership positions.

   In this decade's challenging, market driven environment, competitive dynamics are changing more rapidly than ever before. Increasing concerns about quality, performance, customer service and cost effectiveness are assuming increasing importance in all of our key markets, presenting additional new product opportunities. Competitive leadership has allowed us to aggressively pursue new product initiatives, which have made important contributions to our growth.

WELL-DEFINED FINANCIAL OBJECTIVES

   We have established well-defined, disciplined financial objectives to measure our operating performance. Although external factors may prevent us from reaching all of these objectives in a particular year, we believe that they are attainable, on average, over any five-year period. Specifically, our financial objectives are to:

   - Maintain strong operating cash flow to fund internal expansion and continually strengthen our balance sheet.

   - Manage our balance sheet prudently, consistent with our superior cash flow.

   -  Earn a minimum 20 percent annual return on shareholders' equity.

   - Increase operating income while earning a minimum 20-25 percent operating margin on net sales, including contributions from acquired companies.

   - Increase earnings per share, on average over any five-year period, by 15-20 percent per year.

   Attainment of our financial objectives is a crucial element in the successful implementation of overall corporate goals. Our strong financial position and flexibility have allowed us to make continual improvements in all key aspects of our business, including enhanced manufacturing and distribution efficiencies and quality and customer service programs, and will allow us to continue aggressively pursuing new proprietary product developments which provide further expansion of our available markets.

   Cash generation is an important element in our ability to meet aggressive targets for growth, representing one of our most important strategic financial objectives. In evaluating both overall corporate performance and the individual performance of our Kaydon operating units, we utilize several cash flow standards to measure our return on assets employed and our capacity to finance future growth.

   Our cash flow from operations has strengthened significantly since 1994 as Chart #1 illustrates. Significant increases in cash flow from operations are primarily the result of increasing operating earnings and continued improvements in working capital management. Because of strategic capital investment initiatives implemented during the last decade, Kaydon has enjoyed competitive advantages based on cost effective, advanced manufacturing technologies and productive capacity, which provide considerable flexibility in servicing increased customer demands.

                                   [GRAPHIC]

   After-tax cash flow, defined as net income plus noncash charges for depreciation, amortization and deferred taxes, is an important measure of cash generated from operations of our

                           KAYDON CORPORATION 1998 11

GROWTH STRATEGIES


                                   [GRAPHIC]



                                   [GRAPHIC]



                                   [GRAPHIC]

   operating units and available to fund future growth initiatives. This important cash flow measure, illustrated in Chart #2, has grown significantly during the last five years, increasing at an annual rate of 21.0 percent in the 1994-1998 period. This above-average performance reflects the underlying growth of earnings recorded by Kaydon operating units as we continue to benefit increasingly from the growth initiatives of the last five years.

   Kaydon maintains a corporate development program to complement internal growth. The acquisition of leadership companies has played an important strategic role in our success. Due to the exceptional operating and financial characteristics of leadership companies, the purchase price paid generally exceeds the acquired company's historical book value. When accounted for as a purchase, this premium increases the book value of acquired assets, including goodwill, and its related amortization which is charged against consolidated operating results.

   To more adequately gauge the ongoing operational and financial progress of Kaydon, we utilize cash return on net operating assets (operating cash flow compared to net operating assets, as defined below) as a more comparable measure of operating performance. As discussed previously, maintenance of strong operating cash flow is an important element of our financial strategy, and an important performance measure against which all Kaydon operating units are evaluated. This important corporate performance measurement defines operating cash flow as operating income before noncash charges for depreciation and amortization. Net operating assets exclude cash over $10.0 million, deemed excess, acquisition premium-based goodwill amounts, current accounts payable and accrued liabilities.

   As shown in Chart #3, our cash return on net operating assets for the period 1994-1998 reflects, in particular, the benefits of the aggressive capital investment and acquisition initiatives in those years which will support our future growth objectives.

   An important measure of the strong cash generating capabilities of Kaydon is our earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA is a gauge of the cash generated from operations before financing costs and noncash charges and is a critical determinant of Kaydon's capacity to incur additional senior capital to enhance future profit and cash flow growth. As shown in Chart #4, EBITDA increased from $60.4 million in 1994 to $124.4 million in 1998.

   During the last five years, as Chart #5 illustrates, our strong cash flow from operations has also resulted in strong free cash flow (cash flow from operations less capital expenditures). Free cash flow is an important indicator of our ability to generate excess cash above levels required for capital investment to support future growth. Strong operating cash flow has enabled Kaydon to fund internally $61.6 million in capital expenditures during this period while producing free cash flow which allowed us to repurchase $51.8 million of our common stock in the open market, pay shareholders $43.0 million of dividends and provide increasing resources to support ongoing new product development, employee training programs, manufacturing efficiencies and enhanced market share initiatives. During the last five years our free cash flow has

                                   [GRAPHIC]

                           12 KAYDON CORPORATION 1998

                                   [GRAPHIC]


                                   [GRAPHIC]


   equaled $244.5 million, after including approximately $13.3 million for capital expenditures that we consider non-recurring.

   The prudent management of our balance sheet and capital structure, consistent with our superior cash flow, is an important financial objective.

   Kaydon's historical low levels of net debt to total capital provide Kaydon with the financial capacity to fund future growth and increase shareholder returns. Kaydon's strong balance sheet and high cash flow provide the financial flexibility to aggressively pursue internal growth initiatives and selected acquisitions.

   Maintaining a strong and liquid balance sheet is an important element of Kaydon's financial flexibility. We measure liquidity as the level of cash and cash equivalents and marketable securities, plus the amount of available committed credit. Maintaining significant liquidity assures us of our ability to invest and commit capital for important growth initiatives. We intentionally maintain significant cash resources to ensure funding of opportunistic and strategic investment objectives regardless of the current regulatory environment or conditions in capital markets. As shown in Chart #6, funds availability at year-end 1998 aggregated approximately $196.0 million, which will support our important internal investment opportunities as well as strategic diversification initiatives.

   Our objective of earning a minimum 20-25 percent operating profit margin on net sales, including future acquisitions, is based on our proprietary product, value-added and niche-market leadership positions, supported by advanced manufacturing technologies and aggressive new product development initiatives. As illustrated in Chart #7, operating income margins have increased steadily in recent years, reaching 29.3 percent during 1998. We believe continuing long-term moderate economic expansion, in conjunction with ongoing cost reduction, manufacturing efficiency initiatives and new product introductions, should contribute to strengthened profitability levels in future years.

   As shown in Chart #8, during the period 1994-1998, returns on beginning shareholders' equity averaged 22.7 percent. We believe that our objective of earning a minimum 20 percent return on shareholders' equity will continue to be attained, on average over time, based on our well-disciplined operating and growth strategies.

   It is important to note that, although during the 1994-1998 period returns on average shareholders' equity were enhanced by acquisitions completed during this period, the initial earnings contribution of an acquired company is moderated by fixed acquisition related charges, primarily additional depreciation and amortization expenses, as well as financing costs. As a result, subsequent growth of acquired companies provides larger incremental profit contributions in succeeding years with corresponding improvements anticipated in equity returns.

                                   [GRAPHIC]

                           KAYDON CORPORATION 1998 13

                                   [GRAPHIC]

GROWTH STRATEGIES

   As shown in Chart #9, Kaydon's 1998 diluted earnings per share increased 16.7 percent as compared to 1997. Since 1994 diluted earnings per share have grown at an average annual rate of 22.3 percent, thus achieving our objective of a minimum 15-20 percent average annual growth, over time. This well-defined financial objective establishes the disciplinary framework for balance sheet management, operating performance goals and strategic diversification initiatives, and should enable us to continue providing superior shareholder returns.

STRATEGIC DIVERSIFICATION

   The strategic diversification of products (which are cross-sector marketed) enjoyed by Kaydon has balanced our operating risk over a broad spectrum of industries, thereby enhancing overall corporate performance. Our strategy of being a premier supplier of proprietary, value-added products to diverse niche markets, in conjunction with increasing sales of new products, market share initiatives and selected acquisitions, has allowed us to substantially anticipate and, for the most part, avoid the cyclical vagaries of individual markets.

   Our approach to product and market sector diversification recognizes that one of the most important risks to any company is that which results from random influences on its core businesses. We believe that participation in diversified proprietary product lines and market sectors provides optimum protection against such effects on any single operating unit. We are convinced that our current diversified markets have numerous long-term growth opportunities based upon those factors discussed earlier in Operating and Profit Growth Strategies and Emphasis on Proprietary Products. While internal growth and product line and market sector diversification will always remain the primary focus of our growth strategy, there are valid operational and strategic reasons to justify our ongoing program of identifying and selecting attractive business partners.

   Our ongoing corporate development program has several objectives:

   -  Increase shareholder returns by enhancing long-term growth of earnings.

   - Complement our existing engineering, manufacturing and marketing capabilities.

   - Continue diversification into new markets and industries with familiar products, manufacturing technologies and marketing programs.

   - Acquire additional proprietary products or market positions that can serve as additional focal points for further internal growth.

   - Provide attractive investment opportunities for a portion of the excess cash flow generated by our core operating units.


   Given our financial objectives and the performance record of individual operating units, our external diversification activities are limited to seeking only those select companies whose characteristics closely mirror those of existing Kaydon markets and provide an immediate earnings contribution. Specifically, we are attracted to companies that have:

   - A clearly defined and distinct leadership position in their market or industry.

                           14 KAYDON CORPORATION 1998

   - Advanced, cost efficient manufacturing technologies, well-established distribution channels, superior engineering and customer service, leading market share positions and superior management expertise.

   -  Well-established, proprietary product positions in each of their markets.

   - Strategic diversity, thereby avoiding dependence upon any one product line, market or customer for continued growth.

   - Low to medium technology levels, thereby avoiding the risk of rapid manufacturing or product obsolescence.

   - A historical operating earnings growth rate of at least 12-15 percent, on average.

   - Strong operating profit margins, typically a minimum of at least 15-20 percent, consistent with market leadership and proprietary product positions.

   - Relatively low capital expenditure requirements in relation to sales and operating earnings, resulting in superior cash flow.

   - In-depth, entrepreneurially oriented management with an ongoing commitment to the business that can continue to perform effectively in our decentralized environment.

   - A management culture closely attuned to that of other Kaydon operating units which emphasizes growth, continuous improvement, and disciplined operating and financial objectives, indicative of superior management.

While disciplined adherence to these criteria has been an important element in the success of our acquisition program, we will consider an acquisition candidate that does not meet certain of these criteria if that acquisition provides a strategic opportunity to further enhance the profit growth or margin of an existing Kaydon proprietary product line or market sector.

Selected acquisitions of leadership companies have been a positive source of opportunity and growth for Kaydon and our external strategic diversification initiatives should continue to positively impact our future performance, profitability and shareholder value.

Disciplined adherence to our selective external strategic diversification criteria may, naturally, result in years during which no acquisition transactions are completed. However, we continue to feel that only through maintenance of these proven standards for strategic diversification will future diversification initiatives produce significant increases in shareholder value.

                           KAYDON CORPORATION 1998 15

SPECIAL INDUSTRIAL MACHINERY


[GRAPHIC]                                       [PHOTO]

The Special Industrial Machinery market sector, the broadest in which Kaydon operates, and our third largest market sector in 1998, recorded sales of $99.7 million, or 26.5 percent of total sales, as compared to $86.6 million in 1997. Sales to the medical equipment market continued gains shown in recent years, based upon our position as a premier worldwide supplier of performance-critical specialty bearings and slip rings to the medical imaging and diagnostic equipment industry. We believe the medical equipment market is illustrative of Kaydon's design and engineering capabilities and manufacturing technologies, which supports our optimistic expectations for this market.

Sales of specialty filtration products for commercial and industrial air conditioning and refrigeration applications also recorded strong gains. Reflecting excess inventory levels at both the OEM and JIT distributor levels, sales to the semiconductor equipment market declined modestly. However, as inventory overstock quantities are further reduced during 1999, combined with expected continued growth in semiconductor production, we expect this important market to record attractive year-over-year gains during the second half of 1999.

Other important markets served by Kaydon are the mobile municipal equipment, material handling equipment industries, and offshore oil production equipment, all of which recorded increased sales in 1998. Gains in 1998 in many of these markets reflect improvements and strong contributions from fluid power products. During the third quarter, we did experience a softening in demand from customers manufacturing off-shore oil production equipment and we expect lower demand in this market until oil markets experience higher price levels.

As our most diverse market sector, we expect continued growth and profit opportunities in the years ahead in the Special Industrial Machinery area. Continued growth of the medical equipment, machine tool, robotic equipment, material handling and automation equipment markets should have a positive long-term impact on Kaydon's future operating performance through this market sector. New product applications and increased manufacturing efficiencies, as well as future acquisitions, further support our expectations for enhanced future growth opportunities.

[PHOTO]

SECTOR PROFILE

Through the Special Industrial Machinery market sector, Kaydon supplies customers with specialty bearings for robotic equipment, medical imaging and diagnostic equipment, air conditioning system filtration products, and hydraulic products for material handling and mobile municipal equipment.

[PHOTO]



                          16   KAYDON CORPORATION 1998

REPLACEMENT PARTS & EXPORTS


[PHOTO]

SECTOR PROFILE

Through the Replacement Parts & Exports markets sector, Kaydon supplies specialty bearings, filter elements, shaft seals, diesel engine piston ring sets, slip rings and assemblies to major equipment users, governmental agencies and distributors, both domestically and internationally.

[PHOTO]

Sales to replacement parts and export markets, our largest market sector in 1998, increased modestly to $113.4 million, or 30.2 percent of Kaydon total sales, as compared to $112.4 million in 1997. Export sales in 1998 increased modestly over 1997 levels despite the strength of the U.S. dollar. Direct sales of replacement parts to the U.S. Government, which is included in this market sector, increased modestly over 1997 levels, when we recorded an unusual 26.2 percent increase over 1996. With the recently announced proposed increase in defense spending, we expect sales to governmental agencies to show further growth during the next twelve months.

During the year, sales to commercial distribution channels showed further growth over 1997. Because of our excellent customer service levels and the performance critical nature of our products, we believe Kaydon's strength in distribution channels will continue to provide attractive profit opportunities on an ongoing basis. As the population of equipment in use containing Kaydon component parts increases, further growth can be expected from replacement part sales. Replacement parts are sold across substantially all Kaydon product lines and customer profiles serving diverse industrial markets, thereby moderating our risk to the vagaries of any one market.

Kaydon maintains large stocking inventories of replacement parts, allowing us to fill orders within 24 to 48 hours in most cases. Our forecasting of anticipated usage results in extremely high order fill rates and excellent customer service, providing a strong competitive advantage.

We believe the historical growth and performance of the Replacement Parts & Exports market sector validates the underlying strength of our basic business strategies for the markets served by this sector. Supported by ongoing strategic capital investments and marketing programs, these strengths are expected to produce above-average operating and profit opportunities going forward.

                                   [GRAPHIC]



                          KAYDON CORPORATION 1998   17

AEROSPACE & MILITARY EQUIPMENT


[PHOTO]                                       [PHOTO]

SECTOR PROFILE

Typical Kaydon products supplied to this market sector include commercial and military aircraft engine shaft seals and sealing rings, specialty bearings utilized on radar and fire control systems, filtration products for mobile equipment fuel systems, and specialty bearing products for aircraft landing systems.

[GRAPHIC]

Kaydon's sales to aerospace and military equipment markets, our smallest market sector in 1998, increased 11.4 percent to $50.6 million, or 13.4 percent of total sales, as compared to $45.4 million in 1997. Based upon our technical manufacturing and engineering competencies, we believe this market sector will continue to provide important long-term operating benefits to Kaydon. However, we expect it to remain the smallest sector for the foreseeable future, primarily because of higher expected growth in other Kaydon market sectors.

In 1998, sales to aerospace and military equipment markets continued to grow over levels recorded in the prior year, despite a continuation of modest overall defense spending trends. In last year's Annual Report we expressed our belief that defense demand for relevant Kaydon products would stabilize with slight positive or negative fluctuations. However, with the increasing realization that our defense establishment has under-invested in critical infrastructure programs due to budgetary constraints, we now anticipate that Kaydon should benefit going forward from higher sales levels to this market sector.

Sales to the commercial aerospace market during 1998 declined modestly as a percent of total market sector sales, primarily as a result of a year-to-year shift in the production mix of commercial aircraft engines. During the year, average commercial aircraft build rates remained strong, reflecting firm underlying demand. Despite several aircraft order cancellations during the year, especially from Asian markets, projected intermediate and long-term commercial air travel trends indicate further growth in the commercial aerospace market. Combined with new product development programs, we believe these trends should provide Kaydon with further growth opportunities into the future.

Since our inception in 1941, Kaydon has earned an outstanding reputation as an important supplier to customers comprising this market sector. We believe our distinct and widely recognized market reputation for performance-critical quality and customer service has positioned us for continued long-term growth and operating performance in the Aerospace and Military Equipment market sector.

                                    [PHOTO]



                          18   KAYDON CORPORATION 1998

HEAVY INDUSTRIAL EQUIPMENT


Sales to heavy industrial equipment markets, our second largest market sector in 1998, increased 32.9 percent to $112.4 million, or 29.9 percent of total sales, as compared to $84.6 million in 1997. The full year inclusion of 1997 fluid power acquisitions made an important contribution to 1998 performance, with the biggest gains occurring in basic construction equipment, primarily mobile cranes, man-lifts, excavators and forestry harvesting equipment. Another important contribution to 1998's performance was increased sales of turntable bearing products, primarily as a result of increased production levels at our Mexican manufacturing facility.

As reflected in this sector's 1998 performance, our strategy of "buy and build" in the acquisition of fluid power products lines was validated. Strategic capital expenditure initiatives, including new operating and financial systems, as well as coordinated marketing and engineering programs, resulted in a record sales year for our fluid power products. As part of our long range growth strategy, we continue to look for acquisition candidates which may complement our activities in this product and market area.

Sales in this market sector remained strong during the year, especially to manufacturers of mobile equipment. Sales to the power generation market, both domestic and export, continued at moderate levels, primarily as a result of deregulation initiatives by governmental regulatory authorities. As a result of a more competitive electric power market, utilities have reduced their level of capital expenditures, thereby slowing our previously expected growth rate in sales to this market.

Longer term, we see profit opportunities from increasing sales to this market sector. Kaydon operating units will continue to focus on increased customer service, new product introductions and increased manufacturing efficiencies, which historically have been important elements of our success not only in this market sector, but in others as well.

[GRAPHIC]

[PHOTO]

SECTOR PROFILE

Kaydon is a supplier of specialty bearings, filtration products, sealing rings and fluid power products for the construction, mining, forestry, oil field and power generation equipment markets.

                                    [PHOTO]



                          KAYDON CORPORATION 1998   19

                               FINANCIAL CONTENTS

SELECTED FINANCIAL HIGHLIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . .21
STRATEGIC OBJECTIVES AND RESULTS . . . . . . . . . . . . . . . . . . . . . . . .22
MANAGEMENT'S DISCUSSION AND ANALYSIS . . . . . . . . . . . . . . . . . . . . . .23
CONSOLIDATED BALANCE SHEETS . . . . . . . . . . . . . . . . . . . . . . . . . . 28
CONSOLIDATED STATEMENTS OF INCOME  . . . . . . . . . . . . . . . . . . . . . . .29
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY . . . . . . . . . . . . . . . . 30
CONSOLIDATED STATEMENTS OF CASH FLOWS . . . . . . . . . . . . . . . . . . . . . 31
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . .32
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS  . . . . . . . . . . . . . . . . . . . 45
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS . . . . . . . . . . . . . .45
FINANCIAL HISTORY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46



                          20   KAYDON CORPORATION 1998

SELECTED FINANCIAL HIGHLIGHTS


==============================================================================================================
Operating Data, Amounts in thousands except per share data(1)                                          Percent
                                                                                                        Change
                                                1998        1997        1996        1995        1994     98/97
==============================================================================================================

Net Sales                                   $376,172    $329,036    $290,670    $229,924    $204,695      14.3%
--------------------------------------------------------------------------------------------------------------
Operating Income                            $110,380    $ 95,681    $ 78,954    $ 59,286    $ 49,759      15.4%
--------------------------------------------------------------------------------------------------------------
Income Before Cumulative Prior Year
 Effect of Change in Accounting Principle   $ 71,184    $ 61,666    $ 50,521    $ 38,203    $ 31,226      15.4%
--------------------------------------------------------------------------------------------------------------
Cumulative Prior Year Effect
 of Change in Accounting Principle                --          --          --          --       2,000        --
--------------------------------------------------------------------------------------------------------------
Net Income                                  $ 71,184    $ 61,666    $ 50,521    $ 38,203    $ 29,226      15.4%
--------------------------------------------------------------------------------------------------------------
Return on Net Sales(2)                          18.9%       18.7%       17.4%       16.6%       15.3%       --
--------------------------------------------------------------------------------------------------------------
Earnings per Share (Diluted)(1)(2)          $   2.17    $   1.86    $   1.53    $   1.14    $   0.93      16.7%
--------------------------------------------------------------------------------------------------------------
Dividends per Share(1)                      $   0.37    $   0.30    $   0.25    $   0.23    $   0.21      23.3%
--------------------------------------------------------------------------------------------------------------
Book Value per Share(1)                     $   9.69    $   8.60    $   7.05    $   5.74    $   5.01      12.7%
--------------------------------------------------------------------------------------------------------------
Total Assets                                $413,808    $383,985    $331,538    $267,675    $243,584       7.8%
--------------------------------------------------------------------------------------------------------------
Shareholders' Equity                        $311,656    $283,596    $232,056    $187,905    $166,570       9.9%
--------------------------------------------------------------------------------------------------------------
Return on Average
 Shareholders' Equity(2)                        23.9%       23.9%       24.1%       21.6%       20.1%       --
--------------------------------------------------------------------------------------------------------------
Weighted Average Shares
 Outstanding (Diluted)(1)                     32,871      33,163      33,098      33,481      33,452        --
==============================================================================================================


(1) All share and per share data presented has been restated to reflect the two-for-one stock split effected in 1997. See note (2) to consolidated financial statements.

(2) Based on income before cumulative prior year effect of change in accounting principle for SFAS 112 in 1994.



                          KAYDON CORPORATION 1998   21

              KAYDON CORPORATION STRATEGIC OBJECTIVES AND RESULTS


The Company's primary goal of creating long-term shareholder value through superior returns to shareholders will only be accomplished through the consistent attainment of its well-defined and ambitious strategic financial objectives. As such, it is important to assess how Kaydon has performed as compared to the financial benchmarks which the Company has established.

Among Kaydon's Growth Strategies are goals to increase earnings per share at a 15-20 percent average rate over any five-year period, earn a minimum 20 percent annual return on shareholders' equity, earn a return on capital of 15-20 percent over any five-year period, and earn a minimum 20-25 percent operating margin on net sales, including contributions from future acquisitions. Over the last five years, the Company's financial performance has met or exceeded each of these goals. Diluted earnings per share have grown at a 22.3 percent average annual rate, average operating margin on net sales has exceeded 27.1 percent and average returns on shareholders' equity have exceeded 22.7 percent. These results were accomplished during the 1994-1998 period which included sectoral downturns and slowness in certain of the Company's key markets.

Underlying this consistently strong financial performance is a balanced approach to business risk achieved through the strategic diversification among products and markets of the Company's activities. Kaydon participates in numerous niche markets and subsets of larger markets, shielding the Company's performance from any one individual sector or cycle. This strategic diversity enables Kaydon to consistently invest in growth opportunities and remain relatively unaffected by individual market cycles.

Kaydon's strategic financial objectives also include maintaining strong cash flows and continually strengthening its balance sheet. Cash flow from operations in 1998 of $72.6 million has resulted in a five-year total of approximately $306.0 million. Capital expenditures over the last 5 years have continued at a rate averaging less than five percent of sales and totaled $61.6 million for the five-year period. As a result, Kaydon was able to fund its strategic diversification initiatives, redeem all long-term debt and continually increase annual common stock dividends with the remaining cash flow of approximately $245.0 million during the five-year period.

The Company's strong historical cash flow is a key element in achieving the important objective of maintaining a strong and liquid balance sheet. Net debt (long-term debt minus cash and cash equivalents) as a percent of capital (net debt plus equity) has consistently been zero during the seven years ending in 1998. The measure of net debt is a strong example of the Company's historic strategy of maintaining strong liquidity to fund growth initiatives. Kaydon's cash and cash equivalents balance at the end of 1998 totaled $96.2 million as compared to $24.5 million in 1993. The combination of a strong balance sheet, strong cash flow and high liquidity levels enables Kaydon to pursue aggressive growth objectives through both internal and external initiatives.

Internal growth initiatives consisting of strategic investments in new products, capacity expansions and market expansion opportunities are expected to provide, over any five-year period, a minimum of at least one-half of the Company's expected 15-20 percent average annual growth in earnings. Strategic diversification achieved through selective acquisitions is expected to provide growth above that generated internally. The Company's disciplined adherence to well-defined acquisition criteria may result in periods of time when no acquisitions will be completed. However, timing considerations of owners of potential acquisition candidates could result in several strategic acquisitions in any given year.



                          22   KAYDON CORPORATION 1998

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


GENERAL FINANCIAL ANALYSIS

During 1998 Kaydon achieved record net sales and operating income for the seventh consecutive year as it continued its focus on operating and financial strategies to improve operating performance and shareholder returns. These strategies include internal and external programs to strengthen the Company's competitive positions in key markets, including increased levels of manufacturing efficiency and customer service, new product development and market share initiatives, and the acquisition of selected companies which can enhance future growth and profitability.

[GRAPHIC]

The discussion which follows should be reviewed in conjunction with the financial statements and related footnotes to assist in understanding the Company's results of operations, its financial position, cash flows, capital structure and other relevant financial information. Additional information pertaining to the Company's products, markets, 1998 operations and future prospects is contained in the Letter to the Shareholders, the section entitled Kaydon at a Glance and other discussions throughout this report.

ANALYSIS OF 1998 OPERATIONS COMPARED TO 1997 OPERATIONS

Record net sales of $376.2 million in 1998 increased 14.3 percent over 1997 net sales of $329.0 million. Kaydon's strategic diversification of products and markets has balanced its operating risk over a broad range of industries and markets, moderating the cyclical impact of individual markets. As in 1997, the results of the Company's strategic diversification, including emphasis on niche markets, manufacturing efficiencies and market share initiatives, played an important role in 1998's performance.

[GRAPHIC]

HIGHLIGHTS FOR THE YEAR 1998 COMPARED WITH THE YEAR 1997

=======================================================================
                                      For the years
                                    ended December 31,
(In thousands except             ------------------------       Percent
per share amounts)                 1998            1997        Increase
-----------------------------------------------------------------------
Consolidated
-----------------------------------------------------------------------
Net sales                        $376,172        $329,036          14.3%
-----------------------------------------------------------------------
Gross profit                     $152,224        $137,260          10.9%
-----------------------------------------------------------------------
Gross profit margin                  40.5%           41.7%
-----------------------------------------------------------------------
Operating income                 $110,380        $ 95,681          15.4%
-----------------------------------------------------------------------
Operating income margin              29.3%           29.1%
-----------------------------------------------------------------------
Net income                       $ 71,184        $ 61,666          15.4%
-----------------------------------------------------------------------
Earnings per share-Diluted       $   2.17        $   1.86          16.7%
-----------------------------------------------------------------------

The Company's gross margin percentage equaled 40.5 percent in 1998, as compared to 41.7 percent achieved in 1997. The gross margin in 1998 reflects an increased proportion of sales into the Heavy Industrial Equipment market which, in general, has lower gross margins than other Kaydon markets.

[GRAPHIC]

Selling, general and administrative expenses as a percentage of sales decreased to 11.1 percent in 1998, compared to 12.6 percent for 1997. The lower relative expense level is attributable to enhanced cost containment initiatives and slower spending growth to support the larger sales base.

Consolidated operating income equaled $110.4 million during 1998, compared to $95.7 million in 1997, an increase of 15.4 percent, with operating profit margins of 29.3 percent and 29.1 percent in 1998 and 1997, respectively. Net interest income in 1998 was $4.4 million, up 17.3 percent from $3.8 million in 1997. The increase in interest income is a result of higher average cash balances throughout the year and a moderate increase in interest rates.

Net income was $71.2 million, up 15.4 percent from the prior year, with return on net sales at 18.9 percent. Diluted earnings per share increased 16.7 percent to $2.17 in 1998 based



                          KAYDON CORPORATION 1998   23
on 32.9 million weighted average shares outstanding, compared to $1.86 in 1997, based on 33.2 million weighted average shares outstanding.

The effective tax rate of 38.0 percent remained unchanged from 38.0 percent in 1997.

1997 COMPARED TO 1996

Record net sales of $329.0 million in 1997 increased 13.2 percent over 1996 net sales of $290.7 million. Kaydon's strategic diversification of products and markets has balanced its operating risk over a broad range of industries and markets, moderating the cyclical impact of individual markets. As in 1996, the results of the Company's strategic diversification, including emphasis on niche markets, manufacturing efficiencies and market share initiatives, played an important role in 1997's performance.

            HIGHLIGHTS FOR THE YEAR 1997 COMPARED WITH THE YEAR 1996

=======================================================================
                                      For the years
(In thousands except                ended December 31,
per share amounts)               ------------------------      Percent
                                     1997            1996      Increase
-----------------------------------------------------------------------
Consolidated
-----------------------------------------------------------------------
Net sales                        $329,036        $290,670          13.2%
-----------------------------------------------------------------------
Gross profit                     $137,260        $117,496          16.8%
-----------------------------------------------------------------------
Gross profit margin                  41.7%           40.4%
-----------------------------------------------------------------------
Operating income                 $ 95,681        $ 78,954          21.2%
-----------------------------------------------------------------------
Operating income margin              29.1%           27.2%
-----------------------------------------------------------------------
Net income                       $ 61,666        $ 50,521          22.1%
-----------------------------------------------------------------------
Earnings per share-Diluted       $   1.86        $   1.53          21.6%
-----------------------------------------------------------------------


The Company's gross margin percentage equaled 41.7 percent in 1997, as compared to 40.4 percent achieved in 1996. The increase is primarily attributable to operating efficiencies, increased volume and continued cost control.

[GRAPHIC]

Selling, general and administrative expenses as a percentage of sales decreased to 12.6 percent in 1997, compared to 13.3 percent in 1996. Although expenses increased approximately 7.9 percent in absolute terms, primarily from the effects of acquisitions, spending was controlled to minimize increases relative to sales growth.

Consolidated operating income equaled $95.7 million during 1997, compared to $79.0 million in 1996, an increase of 21.2 percent, with operating profit margins of 29.1 percent and 27.2 percent in 1997 and 1996, respectively. Net interest income in 1997 was $3.8 million up 42.0 percent from $2.7 million in 1996. The net increase was due to the increase in cash and securities of $13.5 million and higher interest rates. The reduction of interest expense resulting from the redemption of Industrial Revenue Bonds also contributed to the improvement in net interest income.

Net income was $61.7 million, up 22.1 percent from the prior year, with return on sales at 18.7 percent. Diluted earnings per share increased 21.6 percent to $1.86 in 1997 based on 33.2 million weighted average shares outstanding, compared to $1.53 in 1996 based on 33.1 million weighted average shares outstanding.

The effective tax rate of 38.0 percent remained essentially unchanged from 38.1 percent in 1996.

[GRAPHIC]

LIQUIDITY, WORKING CAPITAL AND CASH FLOWS

One of the Company's financial strategies is to maintain a relatively high level of liquidity and cash flow, which continued in 1998. Historically, Kaydon has generated significant cash flows from operating activities to fund capital expenditures, dividends and other operating requirements. Cash flow generation has been enhanced by the Company's continuing efforts to improve operating efficiencies, cost reductions and the management of working capital requirements to support increased sales volume.

One of the Company's strengths is its ability to generate cash from operations in excess of requirements for capital investments and dividends.

"Free Cash Flow": Free Cash Flow is cash from operations remaining after the Company has satisfied its capital investment initiatives to enhance manufacturing efficiencies, expand productive capacity and avail itself of other competitive opportunities. As one of its financial strategies, the Company focuses on maximizing Free Cash Flow to achieve management's primary objective--maximizing long-term shareholder value.



                          24   KAYDON CORPORATION 1998

The consolidated statements of cash flows are summarized as follows (in thousands):

-----------------------------------------------------------------------------

Year ended December 31,                  1998            1997            1996
-----------------------------------------------------------------------------
Cash flows from (used for):
     Operations                      $ 72,560        $ 71,619        $ 68,225
     Capital expenditures, net        (25,363)        (12,750)         (9,320)
-----------------------------------------------------------------------------
"Free Cash Flow"                       47,197          58,869          58,905
Cash flows from (used for):
     Acquisitions                          82         (27,382)        (10,699)
     Financing                             --          (8,031)           (349)
-----------------------------------------------------------------------------
Free cash flow after capital
 acquisitions and financing          $ 47,279        $ 23,456        $ 47,857
-----------------------------------------------------------------------------


In 1998 the Company again experienced strong operating cash flows as operating activities provided $72.6 million. Increased cash flow from income and non-cash charges for depreciation and amortization resulted in record cash flows from operations. Shares of Kaydon common stock issued in 1998 of $4.8 million, net of tax benefits were made in conjunction with the exercise of Kaydon stock options.

[GRAPHIC]

In 1998 the Company utilized $39.1 million to repurchase Kaydon common stock compared with $2.0 million in the prior year. Net capital expenditures to reduce costs, improve quality and expand productive capacity equaled $25.4 million in 1998, $12.8 million in 1997 and $9.3 million in 1996. Capital expenditures to enhance manufacturing capabilities in 1998 equaled $12.1 million. To expand productive capacity in 1998, $13.3 million of capital spending was provided for capacity expansions through the purchase of a new bearings manufacturing plant and equipment in Mocksville, North Carolina, and the addition of capacity at existing plants in Blacksburg, Virginia and Monterrey, Mexico. The Company continues its active corporate development efforts to complement internal growth through significant investments for the plant expansions and the acquisition of additional companies to meet Kaydon's well-disciplined criteria. In 1997 the Company used a portion of its significant cash resources to acquire two companies for a total of $27.4 million. In March 1997, Kaydon purchased the assets of Gold Star Manufacturing, Inc., followed by the asset acquisition of Great Bend Industries in May 1997. Common stock dividends paid in 1998, 1997 and 1996 equaled $11.8 million, $9.2 million and $7.9 million, respectively. The Company redeemed $8.0 million of Industrial Revenue Bonds in April 1997, resulting in a debt-free capital structure at year end.

[GRAPHIC]

The Company believes its cash flows from operations, along with its borrowing capacity and access to financial markets are adequate to fund its strategies for future growth, including working capital expenditures for manufacturing expansions and efficiencies, market share initiatives and corporate development activities.

At December 31, 1998 the Company's current ratio was 3.2 to 1 and working capital totaled $158.6 million, including $96.2 million of cash and cash equivalents. At December 31, 1997, the current ratio was 3.0 to 1 and working capital totaled $143.8 million, including cash and marketable securities of $96.8 million.

The Company's working capital turnover was 2.4 times in 1998, compared to 2.3 times in 1997. Excluding cash, the working capital turnover was 6.0 times in 1998 compared to 7.0 times in 1997. The Company's inventory turnover ratio was
3.5 times in 1998 compared to 3.4 times in 1997, while the days-sales year end balance equaled 53 days in 1998 compared to 45 days in 1997.

The Company has a $100 million domestic revolving credit facility, maturing in 2002, with a group of domestic and international banks. The facility permits the company to borrow under several different rate options. At December 31, 1998 the Company has available credit of $100 million under the agreement.

[GRAPHIC]



                          KAYDON CORPORATION 1998   25

                                   [GRAPHIC]

The Company repurchased 1,127,153 shares of its common stock in 1998 for $39.1 million compared to 73,591 shares for $2.0 million in 1997. Open market repurchases of common stock in 1998 totaled 1,010,800 shares for $34.7 million. Of the original 6,000,000 shares authorized by the Board of Directors for repurchase under the existing plan, 4,150,836 shares have been repurchased.

CORPORATE DEVELOPMENT

The Company maintains an active acquisition program, which has made important contributions to the Company's growth. During the last five years the Company acquired four businesses for $68.8 million (including the assumption of certain liabilities).

The Company utilizes well-disciplined criteria in selecting acquisitions, including the long-term enhancement of its financial strength and shareholder value.

The initial earnings benefit of acquisitions to the Company is less than the corresponding increase in sales since earnings are reduced by acquisition related costs such as interest and added depreciation and amortization. Generally, the anticipated earnings improvement for the Company comes from subsequent growth of acquired companies, since future incremental sales are not burdened with these fixed acquisition costs. Future earnings are also anticipated to benefit from improved operating efficiencies and cost containment programs.

                                   [GRAPHIC]

OTHER
YEAR 2000 READINESS DISCLOSURE

This year 2000 readiness disclosure is the most current information available and replaces all previous disclosures made by the Company in its filings on form 10-Q and form 10-K, and in its Annual Report to shareholders.

The Company has a plan in place to manage the readiness of its systems with respect to the requirements for transaction processing in the year 2000. The proprietary Company internal system was modified to be year 2000 compliant in 1997. Review and testing of the modifications was completed during 1998. The costs for these modifications were expensed as routine internal programming costs during the year and were not material. Any additional expenses will also be expensed as incurred and are not expected to be material.

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

Embedded technology in facilities systems, machinery and equipment is currently being inventoried and assessed. No significant year 2000 compliance issues are anticipated and completion of all remediation is expected to be completed by December 31, 1999.

A component of the Company's year 2000 readiness plan is to address any remaining open issues anticipated in 1999 and early 2000. As a precautionary measure, the Company will be developing contingency plans for systems not expected to be year 2000 compliant. A variety of automated as well as manual fallback plans are under consideration.

The Company is also working with its customers, vendors and suppliers to assess the year 2000 readiness of their systems. It is anticipated this activity will be completed by December 31, 1999. Any costs for



                            26   KAYDON CORPORATION
remediation of third party system issues are expected to be borne by those third parties.

At this time, the Company would characterize as "worst case" any scenario that involves potential disruptions in which the Company's operations may rely on such third parties whose systems may not work properly after December 31, 1999. Possible consequences of year 2000 interruptions include, but are not limited to, a temporary inability to manufacture or ship product; process transactions; communicate with customers, suppliers, subsidiary locations and employees; or conduct other similar corporate activities in a normal business environment. While such failures could affect the Company either directly or indirectly, the Company cannot at the present time estimate either the likelihood or the potential cost of such failures.

LITIGATION

The Company is a party to various lawsuits and other matters arising in the normal course of business that are pending. Refer to Item 3 of the Securities and Exchange Commission 1998 Form 10-K filed by Kaydon Corporation for further information.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the market sectors in which Kaydon Corporation operates, management's beliefs, and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "should," "going forward," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Business Risks") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Business Risks include increasing price and product competition by foreign and domestic competitors, including new entrants; the Company's ability to continue to introduce competitive new products on a timely, cost-effective basis; the mix of products; the achievement of lower costs and expenses; the outcome and impact of year 2000; reliance on large customers; the cyclical nature of the markets served by the Company; the outcome of pending and future litigation and governmental proceedings and continued availability of financing and financial resources in the amounts, at the times and on the terms required to support the Company's future business and growth strategies. These are representative of the Business Risks that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions, including interest rate fluctuations and other Business Risks.



                          KAYDON CORPORATION 1998   27

CONSOLIDATED BALANCE SHEETS

Kaydon Corporation and Subsidiaries
December 31, 1998 and 1997

                                                                                      1998                 1997
                                                                             -------------        -------------

ASSETS
Current Assets:
   Cash and cash equivalents .........................................       $  96,203,000        $  74,735,000
   Marketable securities .............................................                  --           22,067,000
   Accounts receivable, less allowances of
       $1,957,000 in 1998 and $1,620,000 in 1997 .....................          48,957,000           42,690,000
   Inventories .......................................................          68,176,000           60,548,000
   Other current assets ..............................................          16,464,000           14,738,000
                                                                             -------------        -------------
       Total current assets ..........................................         229,800,000          214,778,000
                                                                             -------------        -------------
Plant and Equipment, at cost:
   Land and improvements .............................................           4,259,000            3,924,000
   Buildings and leasehold improvements ..............................          47,767,000           42,162,000
   Machinery and equipment ...........................................         170,822,000          152,090,000
                                                                             -------------        -------------
                                                                               222,848,000          198,176,000
   Less - accumulated depreciation and amortization ..................        (123,589,000)        (112,666,000)
                                                                             -------------        -------------
                                                                                99,259,000           85,510,000
                                                                             -------------        -------------

Cost in excess of net tangible assets of purchased businesses, net ...          64,717,000           66,687,000
Other assets .........................................................          20,032,000           17,010,000
                                                                             -------------        -------------
                                                                             $ 413,808,000        $ 383,985,000
                                                                             =============        =============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable ..................................................       $  14,853,000        $  11,574,000
   Accrued expenses:
       Salaries and wages ............................................          11,145,000           13,502,000
       Employee benefits .............................................          13,519,000           11,184,000
       Income taxes ..................................................           4,716,000            8,560,000
       Other accrued expenses ........................................          26,967,000           26,195,000
                                                                             -------------        -------------

          Total current liabilities ..................................          71,200,000           71,015,000
                                                                             -------------        -------------

Long-term postretirement and postemployment benefit obligations ......          30,952,000           29,374,000
                                                                             -------------        -------------
Shareholders' Equity:
   Preferred stock -
       ($.10 par value, 2,000,000 shares authorized; none issued) ....                  --                   --
   Common stock -
       ($.10 par value, 98,000,000 shares authorized; 36,466,016 and
       36,180,150 shares issued in 1998 and 1997) ....................           3,646,000            3,618,000
   Paid-in capital ...................................................          35,969,000           28,854,000
   Retained earnings .................................................         355,233,000          296,097,000
   Less - treasury stock, at cost; (4,315,198 and 3,188,045 shares
       in 1998 and 1997) .............................................         (80,711,000)          41,646,000)

   Accumulated other comprehensive loss ..............................          (2,481,000)          (3,327,000)
                                                                             -------------        -------------

                                                                               311,656,000          283,596,000
                                                                             -------------        -------------

                                                                             $ 413,808,000        $ 383,985,000
                                                                             =============        =============

The accompanying notes are an integral part of these statements.



                          28   KAYDON CORPORATION 1998

CONSOLIDATED STATEMENTS OF INCOME


Kaydon Corporation and Subsidiaries
For the years ended December 31, 1998, 1997 and 1996

                                                          1998                 1997                 1996
                                                 -------------        -------------        -------------

Net Sales ................................       $ 376,172,000        $ 329,036,000        $ 290,670,000

    Cost of sales ........................         223,948,000          191,776,000          173,174,000
                                                 -------------        -------------        --------------

Gross Profit .............................         152,224,000          137,260,000          117,496,000

    Selling and administrative expenses...          41,844,000           41,579,000           38,542,000
                                                 -------------        -------------        --------------

Operating Income .........................         110,380,000           95,681,000           78,954,000

    Interest expense .....................             (45,000)            (200,000)            (348,000)

    Interest income ......................           4,479,000            3,980,000            3,010,000
                                                 -------------        -------------        --------------

Income Before Income Taxes ...............         114,814,000           99,461,000           81,616,000

    Provision for income taxes ...........          43,630,000           37,795,000           31,095,000
                                                 -------------        -------------        --------------

Net Income ...............................       $  71,184,000        $  61,666,000        $  50,521,000
                                                 =============        =============        =============

Earnings Per Share - Basic ...............       $        2.18        $        1.87        $        1.54

                   - Diluted .............       $        2.17        $        1.86        $        1.53
                                                 =============        =============        =============

Dividends Per Share ......................       $        0.37        $        0.30        $        0.25
                                                 =============        =============        =============

The accompanying notes are an integral part of these statements.



                          KAYDON CORPORATION 1998   29

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Kaydon Corporation and Subsidiaries
For the years ended December 31, 1998, 1997 and 1996




                                                      Comprehensive      Common        Paid-in         Retained
                                                          Income         Stock         Capital         Earnings
                                                      -------------   -----------   -------------    -------------
Balance, December 31, 1995 ......................                     $ 1,763,000   $  17,699,000    $ 202,058,000

   Net income, 1996 .............................     $  50,521,000             -               -       50,521,000
   Other comprehensive income, net of tax-
    Minimum pension liability, net of
     $240,000 tax ...............................           389,000             -               -                -
    Unrealized translation adjustments ..........         2,788,000             -               -                -
                                                      -------------
   Comprehensive income .........................       $53,698,000             -                -               -
                                                      =============
   Cash dividends declared ......................                               -               -       (8,247,000)
   Issuance of 390,575 shares of common
    stock under stock option plans ..............                          39,000      10,681,000                -
   Purchase of 293,546 shares of treasury stock                                 -               -                -
                                                                      -----------   -------------    -------------

Balance, December 31, 1996 ......................                       1,802,000      28,380,000      244,332,000

   Net income, 1997  ............................     $  61,666,000             -               -       61,666,000
   Other comprehensive income, net of tax-
    Minimum pension liability, net of
     $426,000 tax ...............................           688,000             -               -                -
    Unrealized translation adjustments ..........        (1,190,000)            -               -                -
                                                      -------------
   Comprehensive income .........................     $  61,164,000             -               -                -
                                                      =============
   Cash dividends declared ......................                               -               -       (9,901,000)
   Issuance of 132,670 shares of common
    stock under stock option plans ..............                           9,000       2,281,000                -
   Purchase of 73,591 shares of treasury stock                                  -               -                -
   Two-for-one stock split ......................                       1,807,000      (1,807,000)               -
                                                                      -----------   -------------    -------------

Balance, December 31, 1997 ......................                       3,618,000      28,854,000      296,097,000

   Net income, 1998 .............................     $  71,184,000             -               -       71,184,000
   Other comprehensive income, net of tax-
    Minimum pension liability, net of
     ($8,000) tax ...............................           (15,000)            -               -                -
    Unrealized translation adjustments ..........           861,000             -               -                -
                                                      -------------

   Comprehensive income .........................     $  72,030,000             -               -                -
                                                      =============
   Cash dividends declared ......................                               -               -      (12,048,000)
   Issuance of 285,866 shares of common
    stock under stock option plans ..............                          28,000       7,115,000                -
   Purchase of 1,127,153 shares of treasury stock                               -               -                -
                                                                      -----------   -------------    -------------
Balance, December 31, 1998 .......................                    $ 3,646,000   $  35,969,000    $ 355,233,000
                                                                      ===========   =============    =============




                                                                        Accumulated
                                                                           Other
                                                        Treasury       Comprehensive
                                                         Stock              Loss               Total
                                                      ------------    -------------       -------------
Balance, December 31, 1995 .......................    $(27,613,000)   $  (6,002,000)      $ 187,905,000

   Net income, 1996 ..............................               -                -          50,521,000
   Other comprehensive income, net of tax-
    Minimum pension liability, net of
     $240,000 tax ................................               -          389,000             389,000
    Unrealized translation adjustments ...........               -        2,788,000           2,788,000

   Comprehensive income ..........................               -                -                   -

   Cash dividends declared .......................               -                -          (8,247,000)
   Issuance of 390,575 shares of common
    stock under stock option plans ...............               -                -          10,720,000
   Purchase of 293,546 shares of treasury stock...     (12,020,000)               -         (12,020,000)
                                                      ------------    -------------       -------------

Balance, December 31, 1996 .......................     (39,633,000)      (2,825,000)(*)     232,056,000

   Net income, 1997  .............................               -                -          61,666,000
   Other comprehensive income, net of tax-
    Minimum pension liability, net of
     $426,000 tax ................................               -          688,000             688,000
    Unrealized translation adjustments ...........               -       (1,190,000)         (1,190,000)

   Comprehensive income ..........................               -                -                   -

   Cash dividends declared .......................               -                -          (9,901,000)
   Issuance of 132,670 shares of common
    stock under stock option plans ...............               -                -           2,290,000
   Purchase of 73,591 shares of treasury stock          (2,013,000)               -          (2,013,000)
   Two-for-one stock split .......................               -                -                   -
                                                      ------------    -------------       -------------


Balance, December 31, 1997 .......................     (41,646,000)      (3,327,000)(*)     283,596,000

   Net income, 1998 ..............................               -                -          71,184,000
   Other comprehensive income, net of tax-
    Minimum pension liability, net of
     ($8,000) tax ................................               -          (15,000)            (15,000)
    Unrealized translation adjustments ...........               -          861,000             861,000

   Comprehensive income ..........................               -                -                   -

   Cash dividends declared .......................               -                -         (12,048,000)
   Issuance of 285,866 shares of common
    stock under stock option plans ..............                -                -           7,143,000
   Purchase of 1,127,153 shares of treasury stock      (39,065,000)               -         (39,065,000)
                                                      ------------    -------------       -------------

Balance, December 31, 1998........................    $(80,711,000)   $  (2,481,000)(*)   $ 311,656,000
                                                      ============    =============       =============


(*)Comprised of unrealized translation adjustments of (2,438,000), (3,299,000), and (2,109,000) and minimum pension liability of (43,000), (28,000), and (716,000), as of December 31, 1998, 1997 and 1996, respectively.

The accompanying notes are an integral part of these statements.

                        30   KAYDON CORPORATION 1998

CONSOLIDATED STATEMENTS OF CASH FLOWS

Kaydon Corporation and Subsidiaries
For the years ended December 31, 1998, 1997 and 1996



                                                                           1998             1997             1996
                                                                       ------------    -------------    -------------
Cash Flows from Operating Activities:
    Net income .....................................................   $ 71,184,000    $  61,666,000    $  50,521,000
    Adjustments to reconcile net income to net
      cash provided by operating activities -
        Depreciation and amortization ..............................     14,044,000       12,756,000       11,749,000
        Deferred taxes .............................................     (1,847,000)      (2,689,000)      (6,811,000)
        Postretirement and postemployment benefit obligations ......      1,578,000          716,000          935,000
        Changes in current assets and liabilities, net of effects of acquisitions of businesses:
            Accounts receivable ....................................     (6,310,000)      (3,266,000)      (2,524,000)
            Inventories ............................................     (7,620,000)      (2,897,000)         243,000
            Other current assets ...................................       (736,000)         744,000       (2,386,000)
            Accounts payable .......................................      3,272,000          172,000       (1,815,000)
            Accrued expenses .......................................     (1,005,000)       4,417,000       18,313,000
                                                                       ------------    -------------    -------------
            Net cash provided by operating activities ..............   $ 72,560,000    $  71,619,000    $  68,225,000
                                                                       ------------    -------------    -------------
Cash Flows from Investing Activities:
    Purchases of marketable securities .............................    (45,384,000)    (130,869,000)    (104,468,000)
    Maturities of marketable securities ............................     67,451,000      137,626,000      117,995,000
    Additions to plant and equipment, net ..........................    (25,363,000)     (12,750,000)      (9,320,000)
    Other ..........................................................     (2,500,000)             -                -
    Acquisitions of businesses, net of cash acquired ...............         82,000      (27,382,000)     (10,699,000)
                                                                       ------------    -------------    -------------
            Net cash used in investing activities ..................   $ (5,714,000)   $ (33,375,000)   $  (6,492,000)
                                                                       ------------    -------------    -------------
Cash Flows from Financing Activities:
    Cash dividends paid ............................................    (11,807,000)      (9,231,000)      (7,906,000)
    Repayment of IRB debt ..........................................            -         (8,000,000)            --
    Net payments under lines of credit .............................            -            (31,000)        (349,000)
    Proceeds from issuance of common stock .........................      4,777,000        1,560,000        7,765,000
    Purchase of treasury stock .....................................    (39,065,000)      (2,013,000)     (12,020,000)
                                                                       ------------    -------------    -------------
            Net cash used in financing activities ..................   $(46,095,000)   $ (17,715,000)   $ (12,510,000)

Effect of Exchange Rate Changes on Cash and Cash Equivalents .......        717,000         (237,000)         412,000
                                                                       ------------    -------------    -------------

Net Increase in Cash and Cash Equivalents ..........................   $ 21,468,000    $  20,292,000    $  49,635,000

Cash and Cash Equivalents - Beginning of Year ......................     74,735,000       54,443,000        4,808,000
                                                                       ------------    -------------    -------------
Cash and Cash Equivalents - End of Year ............................   $ 96,203,000    $  74,735,000    $  54,443,000
                                                                       ============    =============    =============

The accompanying notes are an integral part of these statements.

                        KAYDON CORPORATION 1998       31

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of Kaydon Corporation and its wholly-owned domestic and foreign subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES:

The Company's cash equivalents and marketable securities are considered "held-to-maturity" and are stated at amortized cost which approximates fair market value at December 31, 1998 and 1997. Cash equivalents have maturity dates of three months or less from the date of purchase. Marketable securities include United States Treasury Bills with maturity dates of less than one year. Both cash equivalents and marketable securities are high-credit quality financial instruments. The Company's portfolio of cash and cash equivalents and marketable securities consists of the following at December 31,:

                                                          1998             1997
                                                   -----------      -----------
          Cash and cash equivalents:
              Cash held in banks ................  $ 7,557,000      $11,969,000
              U.S. Treasury Bills ...............   80,068,000       58,276,000
              Other cash equivalents ............    8,578,000        4,490,000
                                                   -----------      -----------
                                                    96,203,000       74,735,000

          Marketable securities:
              U.S. Treasury Bills ...............           --       22,067,000
                                                   -----------      -----------

                  Total .........................  $96,203,000      $96,802,000
                                                   ===========      ===========

INVENTORIES:

Inventories are valued at the lower of cost or market and include material, labor and overhead. Cost is determined using the first-in, first-out ("FIFO") method for all inventories. Inventories are summarized as follows at December 31,:

                                                          1998             1997
                                                   -----------      -----------
          Raw material ..........................  $26,570,000      $20,282,000
          Work in process .......................   20,352,000       19,424,000
          Finished goods ........................   21,254,000       20,842,000
                                                   -----------      -----------

                                                   $68,176,000      $60,548,000
                                                   ===========      ===========

                          32 KAYDON CORPORATION 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


PLANT AND EQUIPMENT:

Plant and equipment are stated at cost. The cost is depreciated over the estimated useful lives of the assets using the straight-line method. Useful lives vary among the classifications, but generally fall within the following ranges:

          Buildings, land improvements and
             leasehold improvement ........................    10 - 40 years

          Machinery and equipment .........................     3 - 15 years

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

COST IN EXCESS OF NET TANGIBLE ASSETS OF PURCHASED BUSINESSES AND OTHER LONG-LIVED ASSETS:

Cost in excess of net tangible assets of purchased businesses ("goodwill") totaling $16,239,000 arose prior to 1971 and is not being amortized since, in the opinion of management, there has been no diminution in value. Goodwill acquired after 1970 is being amortized on a straight-line basis over a period of 20 to 40 years and is stated net of accumulated amortization of $9,292,000 and $7,091,000 at December 31, 1998 and 1997, respectively.

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of goodwill and other long-lived assets may warrant revision or that the remaining balances may not be recoverable. When factors indicate that such costs should be evaluated for possible impairment, the Company uses an estimate of the undiscounted cash flows over the remaining lives of the goodwill and other long-lived assets to evaluate whether the costs are recoverable.

OTHER ASSETS:

Other assets include, among other items, deferred tax assets and various intangibles which primarily include noncompete and supply agreements. Deferred tax assets are further discussed in Note 3. The noncompete and supply agreements and other intangibles are being amortized on a straight-line basis ranging from 4 to 15 years. They are stated net of accumulated amortization of $4,114,000 and $3,697,000 at December 31, 1998 and 1997, respectively.

FOREIGN CURRENCY TRANSLATION:

The financial position and results of operations of the Company's United Kingdom and German subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustment is recorded as a separate component of accumulated other comprehensive loss in the consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of financial instruments included in current assets and current liabilities approximate fair value due to the short-term nature of these instruments.

NEW ACCOUNTING STANDARD:

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting of comprehensive income and its components. Comprehensive income consists of net income, minimum pension liability adjustments and foreign currency translation adjustments and is presented in the consolidated statements of shareholders' equity. The adoption of SFAS 130 had no impact on total shareholders' equity. Prior year financial statements have been reclassified to conform to this statement.

                           KAYDON CORPORATION 1998 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


NOTE 2.  COMMON STOCK AND EARNINGS PER SHARE


On September 23, 1997, the Board of Directors approved a two-for-one stock split for shareholders of record on October 7, 1997 and distributed on October 21, 1997. Common stock was increased by $1,807,000 with an offsetting reduction to additional paid-in capital, to reflect the $.10 par value per share for each additional share issued.

Where applicable, references in the financial statements with regard to number of shares of common stock or related per share amounts, including the stock option plan information, have been restated to reflect the two-for-one stock split.

Effective December 31, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share. Under these standards, basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus all potential dilutive common shares. Potential dilutive common shares include all shares which may become contractually issuable. For the Company, potential dilutive common shares are primarily comprised of shares issuable under stock option plans. All prior period earnings per share data presented has been restated to conform to this statement.

The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share for each of the last three years:

                                                                  1998           1997           1996
                                                           -----------    -----------    -----------

          NUMERATORS:

          Numerator for both basic and diluted
              earnings per share, net income ..........    $71,184,000    $61,666,000    $50,521,000
                                                           ===========    ===========    ===========
          DENOMINATORS:

          Denominator for basic earnings per
              share, weighted average common
              shares outstanding ......................     32,631,000     32,976,000     32,908,000

          Potential dilutive common shares
              resulting from stock option plans .......        240,000        187,000        190,000
                                                           -----------    -----------    -----------

          Denominator for diluted earnings
              per share ...............................     32,871,000     33,163,000     33,098,000
                                                           ===========    ===========    ===========

          EARNINGS PER SHARE:

          Basic .......................................    $      2.18    $      1.87    $      1.54
                                                           ===========    ===========    ===========

          Diluted .....................................    $      2.17    $      1.86    $      1.53
                                                           ===========    ===========    ===========

All options were included in 1998 because the options' exercise price was less than the average market price of the common shares.

Options to purchase 194,150 shares of common stock at $33.00 per share were outstanding during 1997, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 416,400 shares of common stock at $21.75 per share were outstanding during 1996, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

                          34 KAYDON CORPORATION 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


NOTE 3.  INCOME TAXES


The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The provision for income taxes consisted of the following:

                                                               1998                1997                1996
                                                       ------------        ------------        ------------
         Current:
             U.S. Federal .......................      $ 38,098,000        $ 34,360,000        $ 33,381,000
             State ..............................         5,039,000           4,494,000           3,717,000
             Foreign ............................         2,403,000           2,767,000           2,061,000
             Rate change ........................                --            (125,000)                 --
                                                       ------------        ------------        ------------
                                                         45,540,000          41,496,000          39,159,000
                                                       ------------        ------------        ------------
         Deferred:
             U.S. Federal .......................        (1,738,000)         (2,906,000)         (7,134,000)
             State ..............................          (172,000)           (209,000)           (382,000)
             Foreign ............................                --            (919,000)           (548,000)
             Rate change ........................                --             333,000                  --
                                                       ------------        ------------        ------------
                                                         (1,910,000)         (3,701,000)         (8,064,000)
                                                       ------------        ------------        ------------
                                                       $ 43,630,000        $ 37,795,000        $ 31,095,000
                                                       ============        ============        ============

In April 1997, the income tax rate in the United Kingdom decreased from 33% to 31%. The income tax balances were adjusted to reflect the revised rate.

In 1998, 1997 and 1996, the Company's effective tax rates were 38.0%, 38.0% and 38.1%, respectively, of income before income taxes and differed from the U.S. federal statutory income tax rate primarily due to the effect of state income taxes, net of the federal tax benefit.

Cash expended for income taxes totaled $44,408,000 in 1998, $41,546,000 in 1997 and $30,974,000 in 1996.

The tax effect and type of significant temporary differences by component which gave rise to the net deferred tax asset as of December 31, 1998 and 1997 were as follows:

                                                                                            1998            1997
                                                                                     -----------     -----------
         Deferred tax assets:
             Financial accruals and reserves not
               currently deductible.............................................     $15,547,000     $13,696,000
             Postretirement and postemployment
               benefit obligations..............................................      12,677,000      12,077,000
             Inventory accounting method and
               basis differences................................................       7,027,000       6,561,000
             Other..............................................................       1,046,000       1,630,000
             Valuation allowance                                                              --              --
                                                                                     -----------     -----------
                                                                                      36,297,000      33,964,000
                                                                                     -----------     -----------
         Deferred tax liabilities:
             Plant and equipment basis differences,
               including depreciation and amortization..........................      (9,153,000)     (8,744,000)
                                                                                     -----------     -----------
                                                                                     $27,144,000     $25,220,000
                                                                                     ===========     ===========

The Company has not provided for U.S. income taxes on undistributed earnings of foreign subsidiaries. Recording of deferred income taxes on these undistributed earnings is not required as these earnings have been permanently reinvested. The amounts subject to U.S. taxation upon remittance of these earnings as dividends would be substantially offset by available foreign tax credits.


                          KAYDON CORPORATION 1998 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


NOTE 4.  SHORT-TERM DEBT


The Company has short-term lines of credit with banks totaling $27,000,000 with no outstanding borrowings at December 31, 1998 and 1997. The rates of interest on the outstanding balances of each of these lines are at or slightly below the applicable prime commercial rate (as defined in the respective agreements), which was 7.75% at December 31, 1998. There were no borrowings of short-term debt during 1998.

NOTE 5.  LONG-TERM DEBT

The Company has $100,000,000 of borrowings available under its revolving credit and term loan agreement, none of which are outstanding at December 31, 1998 or 1997. The borrowing rate is defined in the agreement and is the prime commercial rate or lower. The available interest rate at December 31, 1998 was 5.31%. Commitment fees ranging from .1% to .2% of the unused portion of credit are charged quarterly.

There were no borrowings of long-term debt during 1998. Cash expended for interest on long-term debt totaled $94,000 in 1997 and $352,000 in 1996.

NOTE 6.  STOCK-BASED COMPENSATION

The Company has two stock option plans which include the 1993 Stock Option Plan ("Employee Plan") and the 1993 Non-Employee Directors Plan ("Directors Plan"). The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                                         1998                1997
                                                                  -----------         -----------
         Net Income:
             As reported.....................................     $71,184,000         $61,666,000
             Pro forma.......................................     $70,098,000         $60,908,000

         Earnings Per Share (Diluted):
             As reported.....................................     $      2.17         $      1.86
             Pro forma.......................................     $      2.13         $      1.84

The fair value of each option grant in the stock option plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the grant in 1998: risk-free interest rate of 4.6%; expected dividend yield of 1.1%; expected life of 4 years; expected volatility of 31.4%. The following assumptions were used for grants in 1997: risk-free interest rates ranging from 5.8% to 6.8%; expected dividend yield of 1.1%; expected lives of 4 years; expected volatility of 27.4%. The following assumptions were used for grants in 1996: risk-free interest rates ranging from 5.3% to 6.2%; expected dividend yield of 1.2%; expected lives of 4 years; expected volatility of 29.0%.


                          36 KAYDON CORPORATION 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


The Company may grant options for up to 2,000,000 shares under the Employee Plan. The Company has granted options on 1,427,824 shares through December 31, 1998. The Directors Plan has a maximum 200,000 shares available for grant of which 140,000 remained available for grant at December 31, 1998. Under the Plans, the purchase price of each option granted will not be less than fair market value at the date of grant. Options granted become exercisable at the rate of 25% per year, commencing one year after the date of grant and expiring five years from the date of grant.

A summary of stock option information is as follows:

                                                                   1998                         1997                         1996
                                               -------------------------     ------------------------    ------------------------
                                                               Wtd. Avg.*                   Wtd. Avg.                   Wtd. Avg.
                                                   Shares     Ex. Price          Shares     Ex. Price        Shares    Ex. Price
                                               ----------     ----------     ----------     ---------    ----------    ----------

      Outstanding at Beginning of Year......    1,116,030       $20.21        1,052,350      $16.70       1,170,100      $10.49

      Granted...............................      351,550       $24.81          214,150      $32.00         684,400      $19.51

      Exercised.............................     (285,866)      $14.87         (132,670)     $11.75       (781,150)      $ 9.94

      Canceled..............................      (80,476)      $24.86          (17,800)     $17.40        (21,000)      $13.38
                                               ----------                    ----------                  ---------

      Outstanding at End of Year............    1,101,238       $22.73        1,116,030      $20.21       1,052,350      $16.70
                                               ==========                    ==========                  ==========

      Exercisable at End of Year............      258,876       $18.30          373,679      $14.95         257,830      $11.48

      Weighted Average Fair Value
          of Options Granted................   $     7.17                    $     9.05                  $     5.69

Options outstanding at December 31, 1998 are as follows:

                                                                                                          Wtd. Avg.
                                                                                          Wtd. Avg.       Remaining
                                                Number of       Lowest       Highest       Exercise     Contractual
                                                  Options        Price         Price          Price    Life (years)
                                                ---------       ------       -------      ---------    ------------

      Exercise price per share:

      Under $22.00:
          Exercisable.......................      242,838       $11.94        $21.75         $17.55            2.21
          Non-exercisable...................      332,200       $15.38        $21.75         $19.50            2.64
                                                ---------

                                                  575,038       $11.94        $21.75         $18.68            2.46
                                                ---------

      Over $22.00:
          Exercisable.......................       16,038       $22.31        $33.00         $29.67            3.48
          Non-exercisable...................      510,162       $22.31        $33.00         $27.08            4.67
                                                ---------

                                                  526,200       $22.31        $33.00         $27.15            4.63
                                                ---------

      Total options.........................    1,101,238       $11.94        $33.00         $22.73            3.50
                                                =========


                           KAYDON CORPORATION 1998 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

NOTE 7.  SHAREHOLDERS RIGHTS PLAN

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

NOTE 8.  EMPLOYEE BENEFIT PLANS

In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". All information in the Employee Benefit Plans note has been presented accordingly.

Pension Plans. The Company maintains several defined benefit pension plans which cover the majority of all U.S. employees. Benefits paid under these plans are based generally on employees' years of service and compensation during the final years of employment. The Company's policy is to fund the minimum amounts required by the Employee Retirement Income Security Act of 1974. Plan assets consist principally of publicly traded equity and debt securities which included 160,000 shares of Kaydon common stock at December 31, 1998 and 1997.

Other Postretirement Benefits. The Company provides certain retiree health care and life insurance benefits covering the majority of U.S. salaried and hourly employees. Employees are generally eligible for benefits upon retirement or long-term disability and completion of a specified number of years of credited service. These benefits are subject to cost-sharing provisions and other limitations. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these benefits in the future.

The Company accrues for the cost of providing postretirement benefits for medical, dental and life insurance coverage over the active service period of the employee.



                           38 KAYDON CORPORATION 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


                                                                      Pension Benefits                 Postretirement Benefits
                                                      --------------------------------        --------------------------------
                                                              1998                1997                1998                1997
                                                      ------------        ------------        ------------        ------------

Change in Benefit Obligation
Benefit obligation, beginning of year .............   $(50,157,000)       $(46,169,000)       $(26,741,000)       $(23,499,000)
Service cost ......................................     (1,914,000)         (1,649,000)           (732,000)           (599,000)
Interest cost .....................................     (3,772,000)         (3,308,000)         (1,989,000)         (1,742,000)
Plan amendments ...................................     (2,781,000)           (206,000)                 --                  --
Actuarial loss ....................................     (4,125,000)           (858,000)           (186,000)         (2,178,000)
Benefits paid .....................................      2,218,000           2,033,000             995,000           1,277,000
                                                      ------------        ------------        ------------        ------------

Benefit obligation, September 30  .................    (60,531,000)        (50,157,000)        (28,653,000)        (26,741,000)
                                                      ------------        ------------        ------------        ------------

Change in Plan Assets
Fair value of plan assets, beginning of year ......     55,936,000          42,313,000                  --                  --
Actual return on plan assets ......................        535,000          15,560,000                  --                  --
Company contributions .............................      2,869,000              96,000             995,000           1,277,000
Plan participants' contributions ..................             --                  --              54,000              54,000
Benefits paid .....................................     (2,218,000)         (2,033,000)         (1,049,000)         (1,331,000)
                                                      ------------        ------------        ------------        ------------

Fair value of plan assets, September 30  ..........     57,122,000          55,936,000                  --                  --
                                                      ------------        ------------        ------------        ------------

Funded Status .....................................     (3,409,000)          5,779,000         (28,653,000)        (26,741,000)

Unrecognized net transition obligation ............         37,000              31,000                  --                  --
Unrecognized prior service cost ...................      4,279,000           2,528,000          (2,126,000)         (2,322,000)
Unrecognized net loss (gain) ......................     (3,922,000)        (12,620,000)            252,000             114,000
                                                      ------------        ------------        ------------        ------------

Accrued benefit cost, September 30  ...............     (3,015,000)         (4,282,000)        (30,527,000)        (28,949,000)
Provision for fourth quarter ......................       (363,000)           (513,000)                 --                  --
Contributions for fourth quarter ..................         36,000              17,000                  --                  --
                                                      ------------        ------------        ------------        ------------

Accrued benefit cost, December 31  ................   $ (3,342,000)       $ (4,778,000)       $(30,527,000)       $(28,949,000)
                                                      ============        ============        ============        ============

Amounts Recognized in the Consolidated
   Balance Sheets Consist of:
Accrued benefit liability .........................   $ (7,156,000)       $ (7,270,000)       $(30,527,000)       $(28,949,000)
Intangible asset ..................................      3,744,000           2,445,000                  --                  --
Accumulated other comprehensive income ............         70,000              47,000                  --                  --
                                                      ------------        ------------        ------------        ------------

Net amount recognized .............................   $ (3,342,000)       $ (4,778,000)       $(30,527,000)       $(28,949,000)
                                                      ============        ============        ============        ============

Weighted Average Assumptions as of September 30
Discount rate .....................................      6.25-7.00%          7.00-7.75%          6.25-7.00%          7.00-7.75%
Expected return on plan assets ....................           9.00%               9.00%                N/A                 N/A
Rate of compensation increase .....................           4.50%               4.50%               5.00%               4.50%


                          KAYDON CORPORATION 1998 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $33,417,000, $32,812,000 and $27,145,000, respectively, as of December 31, 1998 and $4,845,000, $3,788,000 and $143,000,
respectively, as of December 31, 1997.


                                                                      Pension Benefits                   Postretirement Benefits
                                               ---------------------------------------   ---------------------------------------
                                                      1998          1997          1996          1998          1997          1996
                                               -----------   -----------   -----------   -----------   -----------   -----------
Components of Net Periodic Benefit Cost:

Service cost ................................. $ 1,968,000   $ 1,750,000   $ 1,347,000   $   732,000   $   599,000   $   670,000
Interest cost ................................   3,878,000     3,455,000     2,865,000     1,989,000     1,742,000     1,667,000
Expected return on plan assets ...............  (5,034,000)   (3,808,000)   (2,848,000)           --            --            --
Amortization of:
    Unrecognized net transition obligation ...      (6,000)       (6,000)       (6,000)           --            --            --
    Unrecognized prior service cost ..........   1,138,000       444,000       408,000      (195,000)     (196,000)     (173,000)
    Unrecognized net loss (gain)  ............    (494,000)      247,000        (5,000)       41,000       (37,000)      (45,000)
                                               -----------   -----------   -----------   -----------   -----------   -----------

        Net periodic benefit cost ............ $ 1,450,000   $ 2,082,000   $ 1,761,000   $ 2,567,000   $ 2,108,000   $ 2,119,000
                                               ===========   ===========   ===========   ===========   ===========   ===========


For measurement purposes, a 10% annual rate of increase for participants under 65 years of age and an 8% annual rate of increase for participants over 65 years of age in the per capita cost of covered health care benefits was assumed for 1998. The rates were assumed to decrease gradually to 6% for 2002 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 1% change in assumed health care cost trend rates would have the following effects:


                                                                                             1%               1%
                                                                                       Increase         Decrease
                                                                                    -----------     ------------

         Effect on total of service and interest cost components .............      $   492,000     $  (412,000)

         Effect on postretirement benefit obligation .........................      $ 4,110,000     $(3,577,000)


401(k) Plans. The Company and its domestic subsidiaries also offer 401(k) savings plans in which substantially all of their employees may participate. The majority of the contributions to the plans are made by the employees.

NOTE 9.  LEASE COMMITMENTS

Total minimum rentals payable under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1998 are as follows:


            Year ending December 31,

                            1999 .........................      $ 1,002,000

                            2000 .........................          838,000

                            2001 .........................          728,000

                            2002 .........................          593,000

                            2003 .........................          392,000

                            Thereafter ...................        1,431,000


Aggregate rental expense charged to operations was $1,659,000, $1,607,000 and $1,272,000 in 1998, 1997 and 1996, respectively.



                           40 KAYDON CORPORATION 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

NOTE 10. ACQUISITIONS

On March 11, 1997, the Company purchased the assets of Gold Star Manufacturing, Inc. for $4,449,000 and on May 29, 1997, the Company purchased the assets of Great Bend Industries, Inc. for $22,933,000. Both companies manufacture custom-designed cylinders and will strengthen and complement the prior years' acquisitions of Seabee Corporation ("Seabee") and Victor Fluid Power Co. ("Victor"). The acquisitions have been accounted for using the purchase method of accounting and, accordingly, the results of operations have been included in the 1997 consolidated financial statements since the date of acquisition.

On February 1, 1996, the Company purchased the assets of Victor and Benton Harbor Engineering Co., Inc. ("Benton Harbor") for $10,699,000. Both companies manufacture hydraulic cylinders and fluid power components and are complementary to Seabee, which was purchased in August 1995. The Benton Harbor facility was closed in the acquisition process with the equipment and customer order base being absorbed into Seabee and Victor. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations have been included in the 1996 consolidated financial statements since the date of acquisition.

NOTE 11. CONTINGENCIES

In June of 1995, the Company, along with certain former officers and directors of the Company and certain other companies and organizations, was named as a defendant in a lawsuit commenced in Bankruptcy Court in the Southern District of New York. The plaintiff was the Creditors Committee formed in connection with the Chapter 11 Bankruptcy Proceeding of Keene Corporation ("Keene"). That action, identified as the "Transactions Lawsuit", asserted claims against the Company arising from the Company's 1983 acquisition of certain assets of Keene, and Bairnco Corporation's 1984 spin-off of the Company's common stock. As originally filed, the Transactions Lawsuit alleged claims against the Company under state fraudulent conveyance laws, tort claims under successor liability law, and civil RICO claims. The Transactions Lawsuit seeks damages alleged by plaintiffs to be an amount of $700 million, plus interest and punitive damages against the defendants collectively. The RICO claims sought trebling of those damages. The claims asserted in the Transactions Lawsuit are similar to, and supplant, claims previously asserted in certain class actions brought against the Company in 1993, purportedly on behalf of certain persons with asbestos-related claims against Keene.

In 1997, in connection with the Bankruptcy Court's confirmation of Keene's Plan of Reorganization, the Keene Creditors Trust was created to, among other things, prosecute this lawsuit, and the Trustees of that Trust were substituted as the plaintiffs in place of the Keene Creditors Committee. In addition, the case was transferred from the Bankruptcy Court to the United States District Court for the Southern District of New York. Subsequently, the Company and certain other defendants filed motions to dismiss the complaint for failure to state a claim, and for summary judgment on the grounds that the fraudulent conveyance claims and certain related causes of action were barred by the statute of limitations.

On October 13, 1998, the Court granted in part and denied in part the Company's motion to dismiss the complaint, and denied the Company's motion for summary judgment. With respect to the motion for summary judgment, the Court found that certain groups of asbestos claimants had claims that were not time-barred, and therefore the plaintiffs could assert claims against the Company for both actual fraudulent conveyance and constructive fraudulent conveyance. With respect to the motion to dismiss, the Court granted the Company's motion to dismiss the fraudulent conveyance claim against it in connection with Bairnco's 1984 spin-off of the Company's common stock, and dismissed all the RICO claims asserted against the Company. The Court denied the Company's motion to dismiss the successor liability claim, but noted the plaintiffs' ability to pursue such a claim was subject to their ability to pursue a fraudulent conveyance claim.



                           KAYDON CORPORATION 1998 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

On October 29, 1998, the Company filed a motion for reargument of the Court's ruling that the plaintiffs' claims for actual and constructive fraudulent conveyance against the Company are not barred by the applicable statute of limitations. On January 5, 1999, the Court issued a decision on the Company's motion for reargument, which granted the Company's motion for reargument with regard to the plaintiffs' claims for constructive fraudulent conveyance, and, with one minor exception, held those claims were barred by the applicable statute of limitations and dismissed them. However, the Court denied the Company's motion to dismiss the actual fraudulent conveyance claims. Accordingly, as a result of the Company's motions, the only claims remaining against the Company are plaintiffs' claims for actual fraudulent conveyance and for successor liability. In addition, there is on behalf of certain individual judgment creditors, a limited claim for constructive fraudulent conveyance. The Company does not believe any recovery on this limited claim will be material. The discovery stay previously in place has been lifted, and discovery is in its preliminary stages.

In other decisions, the Court also dismissed the claims against all the individual defendants except one, and against the professional organizations that had been named as defendants in the case. However, Bairnco and its other subsidiaries and former subsidiaries remain as defendants in the case.

Management believes it has meritorious defenses to the claims pending against it in this litigation. Accordingly, no provision has been reflected in the consolidated financial statements for any alleged damages. Management further believes that the outcome of this litigation will not have a material adverse effect on the Company's financial position.

In June 1996, the Company received a subpoena issued by the U.S. District Court in Bridgeport, Connecticut on behalf of a grand jury investigating a May 9, 1996 accident involving a Sikorsky helicopter (CH-53E) in which four persons died. The grand jury requested and received documents and records relating to bearings manufactured by Kaydon and used in the Sikorsky helicopter. In addition, a "Mishap Board" led by Sikorsky Aircraft Corporation alleged that product quality problems or deficiencies existed with respect to the Kaydon bearing used in the Sikorsky helicopter described above. Kaydon was excluded from participation on this "Mishap Board". However, it has independently evaluated the available evidence and refuted the "Mishap Board" findings in reports submitted to the Navy. Subsequent incidents have occurred in the helicopter fleet even though the bearings used were newly manufactured, inspected and approved by Sikorsky and Navy personnel, reinforcing the Company's position that the bearing quality was not the causative action in the May 9, 1996 accident. During the first half of 1997, the estates of the four deceased individuals filed civil suits against the Company. On July 6, 1998, Sikorsky filed a claim against the Company in those same civil cases claiming damages which they are alleged to have incurred following the May 9, 1996 accident. In October 1998, Kaydon reached settlement agreements with the estates of each plaintiff in the four civil suits. All settlement amounts were fully covered under Company insurance. In September 1998, Kaydon received the Judge Advocate General's Report (the "JAG Report") and the Naval Air Systems Command "First Endorsement" to the JAG Report dated July 28, 1998 wherein the U.S. Navy reviewed the crash of the Sikorsky CH-53E on May 9, 1996. The findings contained in the JAG Report, management believes, reaffirm the position that the bearing was not the causative action in the May 9, 1996 accident. Management believes it has meritorious defenses against any claims. Management believes the outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations.

Various other claims, lawsuits and environmental matters arising in the normal course of business are pending against the Company. Management believes that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 12. BUSINESS SEGMENT INFORMATION

In 1998 the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement establishes new standards for reporting information about operating segments and related disclosures. All prior period information has been restated to conform to this statement.

The Company operates through individual operating units which serve four key market sectors. The market sectors served by the Company have several related economic characteristics and attributes, including similar products, distribution patterns and classes of customers. As a result, the Company aggregates its operating units into a single segment of Custom-Engineered Products.



                           42 KAYDON CORPORATION 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

Kaydon's accounting policies for segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment earnings before interest and income taxes ("EBIT").

The corporate component of income before income taxes includes interest income, of goodwill amortization, depreciation and unallocated corporate administrative expenses. The Company maintains an asymmetrical allocation between its corporate office and its plants with regards to goodwill. The goodwill associated with an operating unit is on the balance sheet of the respective operating unit while the amortization expense associated with the goodwill is charged to the corporate office. Corporate assets consist of cash and cash equivalents, marketable securities, fixed assets and certain prepaid expenses. The selling price for transfers between geographic segments is generally based on cost plus a markup.

Segment Financial Data (000)


                                      For the year 1998                   For the year 1997                   For the year 1996
                      ---------------------------------  ----------------------------------  ----------------------------------
                         Custom-                            Custom-                             Custom-
                      Engineered           Consolidated  Engineered            Consolidated  Engineered            Consolidated
                        Products Corporate       Totals    Products  Corporate       Totals    Products  Corporate       Totals
                      ---------- --------- ------------  ----------  --------- ------------  ----------  --------- ------------
Sales                  $ 380,077  $     --    $ 380,077   $ 331,545   $     --    $ 331,545   $ 291,403   $     --    $ 291,403
Elimination of
 intercompany sales       (3,905)       --       (3,905)     (2,509)        --       (2,509)       (733)        --         (733)
                       ---------  --------    ---------   ---------   --------    ---------   ---------   --------    ---------
Total net sales          376,172        --      376,172     329,036         --      329,036     290,670         --      290,670

Depreciation and
 amortization             11,390     2,654       14,044      10,405      2,351       12,756      10,367      1,382       11,749

Segment EBIT             112,930        --      112,930      99,421         --       99,421      82,804         --       82,804
Unallocated amounts           --     1,884        1,884          --         40           40          --     (1,188)      (1,188)
                       ---------  --------    ---------   ---------   --------    ---------   ---------   --------    ---------
Income before
 income taxes          $ 112,930  $  1,884    $ 114,814   $  99,421   $     40    $  99,461   $  82,804   $ (1,188)   $  81,616
                       =========  ========    =========   =========   ========    =========   =========   ========    =========
Total assets           $ 317,053  $ 96,755    $ 413,808   $ 286,180   $ 97,805    $ 385,985   $ 247,267   $ 84,271    $ 331,538
                       =========  ========    =========   =========   ========    =========   =========   ========    =========
Expenditures for
 segment assets        $  25,064  $    299    $  25,363   $  12,663   $     87    $  12,750   $   9,292   $     28    $   9,320
                       =========  ========    =========   =========   ========    =========   =========   ========    =========


GEOGRAPHIC INFORMATION:
The Company attributes sales to different geographic areas on the basis of the location of the customer. Sales and long-lived assets by geographic area are as follows:


Geographic Financial Data (000)

              Sales                                                1998               1997             1996
                                                              ---------          ---------        ---------
              United States ............................      $ 304,116          $ 273,450        $ 234,804
              Foreign ..................................         72,056             55,586           55,866
                                                              ---------          ---------        ---------
              Total ....................................      $ 376,172          $ 329,036        $ 290,670
                                                              =========          =========        =========

              Long-lived Assets
              United States ............................      $ 142,139          $ 128,335        $ 104,508
              Foreign ..................................         26,069             26,011           27,468
                                                              ---------          ---------        ---------
              Total ....................................      $ 168,208          $ 154,346        $ 131,976
                                                              =========          =========        =========



                           KAYDON CORPORATION 1998 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONCLUDED)

MAJOR CUSTOMER AND MARKET SECTOR INFORMATION:
During 1998 sales to no single customer exceeded 10% of total sales.


     Sales by Market Sector (000)                                    1998         %         1997          %         1996         %
                                                                ---------     -----    ---------      -----    ---------     -----

         Special Industrial Machinery ....................      $  99,710     26.5%    $  86,564      26.3%    $  75,271     25.9%
         Replacement Parts & Exports .....................        113,427     30.2%      112,426      34.2%      101,808     35.0%
         Aerospace & Military Equipment ..................         50,593     13.4%       45,412      13.8%       46,545     16.0%
         Heavy Industrial Equipment ......................        112,442     29.9%       84,634      25.7%       67,046     23.1%
                                                                ---------     -----    ---------      -----    ---------     -----

                                                                $ 376,172              $ 329,036               $ 290,670
                                                                =========              =========               =========



                           44 KAYDON CORPORATION 1998

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

         To the Shareholders and Board of Directors of Kaydon Corporation:

         We have audited the accompanying consolidated balance sheets of Kaydon Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaydon Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


         /s/ Arthur Anderson LLP
         Grand Rapids, Michigan,
         January 21, 1999

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL
STATEMENTS

         The management of Kaydon Corporation is responsible for the preparation and integrity of the Company's consolidated financial statements and all related information appearing in the Annual Report. The Company maintains accounting and internal control systems which are intended to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that accounting records are reliable for preparing financial statements in accordance with generally accepted accounting principles.

         The financial statements for each of the years covered in the Annual Report have been audited by independent public accountants, who have provided an independent assessment as to the fairness of the financial statements.

         The Board of Directors has an Audit Committee whose members are not employees of the Company. The Committee meets with management and the independent public accountants to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent public accountants have full and free access to the Audit Committee and have discussions with the Committee regarding appropriate matters, with and without management present.

         /s/ Brian P. Campbell                       /s/ Joseph P. Port
         Brian P. Campbell                           Joseph P. Port
         President and                               Vice President Finance and
         Chief Executive Officer                     Corporate Controller



                           KAYDON CORPORATION 1998 45

FINANCIAL HISTORY


Two-Year Quarterly Summary "Unaudited"
                                            First Quarter        Second Quarter         Third Quarter        Fourth Quarter
FINANCIAL STATEMENT DATA (000)            1998       1997       1998       1997       1998       1997       1998       1997
                                      --------   --------   --------   --------   --------   --------   --------   --------

INCOME STATEMENT
    Net Sales                         $ 99,109   $ 76,531   $ 99,548   $ 84,454   $ 92,801   $ 83,380   $ 84,714   $ 84,671
    Gross Profit                        40,468     31,823     40,614     35,574     37,165     34,356     33,977     35,507
    Operating Income                    28,260     21,546     29,190     24,769     27,328     24,587     25,602     24,779
    Interest Income, net                 1,249        879      1,198        884        996        847        991      1,170
    Provision for Income Taxes          11,214      8,544     11,547      9,749     10,764      9,664     10,105      9,838
    Net Income                        $ 18,295   $ 13,881   $ 18,841   $ 15,904   $ 17,560   $ 15,770   $ 16,488   $ 16,111

BALANCE SHEET
    Total Assets                      $412,040   $346,656   $416,979   $349,464   $396,530   $367,991   $413,808   $383,985
    Cash & Securities                  101,212     85,167     96,690     58,197     75,314     76,450     96,203     96,802
    Working Capital                    149,505    126,672    151,534    116,834    144,569    128,725    158,600    143,763
    Plant & Equipment, net              93,147     78,584     95,934     83,218     97,839     84,449     99,259     85,510
    Capital Employed:
       Total Debt                           --      8,000         --         --         --         --         --         --
       Shareholders' Equity            298,395    242,260    302,129    254,311    297,070    266,228    311,656    283,596
                                      --------   --------   --------   --------   --------   --------   --------   --------

         Capital Employed             $298,395   $250,260   $302,129   $254,311   $297,070   $266,228   $311,656   $283,596

CASH FLOW DATA
    Net Cash Provided by
       Operating Activities           $ 18,944   $ 11,261   $  5,217   $ 11,074   $ 18,053   $ 21,916   $ 30,346   $ 27,368
    Capital Expenditures, net           10,867      2,396      5,858      3,118      4,713      3,640      3,925      3,596
    Free Cash                            8,077      8,865       (641)     7,956     13,340     18,276     26,421     23,772
    Acquisition of Businesses              (11)     4,412        (71)    22,753         --       (138)        --        355
    Depreciation & Amortization          3,698      3,231      3,729      3,307      3,603      2,877      3,014      3,341
    EBITDA                            $ 31,958   $ 24,777   $ 32,919   $ 28,076   $ 30,931   $ 27,464   $ 28,616   $ 28,120

FINANCIAL RATIOS

PROFITABILITY
    Operating Margin                      28.5%      28.2%      29.3%      29.3%      29.4%      29.5%      30.2%      29.3%
    Return on Net Sales                   18.5%      18.1%      18.9%      18.8%      18.9%      18.9%      19.5%      19.0%
    Return on Average Assets              18.4%      16.4%      18.2%      18.3%      17.3%      17.6%      16.3%      17.1%
    Return on Average Capital
       Employed                           25.1%      22.6%      25.1%      25.2%      23.4%      24.2%      21.7%      23.4%
    Return on Average
       Shareholders' Equity               25.1%      23.4%      25.1%      25.6%      23.4%      24.2%      21.7%      23.4%

LIQUIDITY
    Current Ratio                          2.8        2.8        2.8        2.8        3.1        2.8        3.2        3.0
    Debt to Debt-Equity Ratio               --        3.2%        --         --         --         --         --         --

PER SHARE DATA (2)
    Earnings per Share (Diluted)      $   0.55   $   0.42   $   0.57   $   0.48   $   0.54   $   0.47   $   0.51   $   0.49
    Dividends Declared per Share          0.09       0.07       0.09       0.07       0.09       0.07       0.10       0.09
    Book Value per Share, net of
       treasury stock                 $   9.04   $   7.35   $   9.21   $   7.71   $   9.25   $   8.07   $   9.69   $   8.60
    Number of Common
       Shareholders of Record            1,337      1,406      1,318      1,376      1,304      1,354      1,286      1,349
    Market Price per Share,
       Quarter High                   42 13/16     23 3/8    45 3/16    25 11/16    39 3/8    32 1/32    40 1/16     34 1/8
    Market Price per Share,
       Quarter Low                     30 1/16         21    35 5/16    20 15/16   24 13/16    24 1/4     23 5/8     29 1/4
    Quarter-End Closing
       Stock Price                      42 1/4    21 5/16   37 11/16     25 1/8    25 15/16  29 11/16    40 1/16     32 5/8


(1) All share and per share data presented has been restated to reflect the two-for-one stock split effected in 1997.



                           46 KAYDON CORPORATION 1998

FINANCIAL HISTORY


Five-Year Summary
FINANCIAL STATEMENT DATA(000)                             1998             1997           1996           1995        1994(1)
                                                     ---------        ---------      ---------      ---------      ---------

INCOME STATEMENT
    Net Sales                                        $ 376,172        $ 329,036      $ 290,670      $ 229,924      $ 204,695
    Gross Profit                                       152,224          137,260        117,496         88,599         76,150
    Operating Income                                   110,380           95,681         78,954         59,286         49,759
    Interest Income, net                                 4,434            3,780          2,662          2,505            609
    Provision for Income Taxes                          43,630           37,795         31,095         23,588         19,142
    Net Income                                       $  71,184        $  61,666      $  50,521      $  38,203      $  29,226

BALANCE SHEET
    Total Assets                                     $ 413,808        $ 383,985      $ 331,538      $ 267,675      $ 243,584
    Cash & Securities                                   96,203           96,802         83,267         47,159         39,667
    Working Capital                                    158,600          143,763        119,232         91,407         85,886
    Plant & Equipment, net                              99,259           85,510         76,176         72,345         61,247
    Capital Employed:
       Total Debt                                           --               --          8,000          8,000          8,000
       Shareholders' Equity                            311,656          283,596        232,056        187,905        166,570
                                                     ---------        ---------      ---------      ---------      ---------

         Capital Employed                            $ 311,656        $ 283,596      $ 240,056      $ 195,905      $ 174,570

CASH FLOW DATA
    Net Cash Provided by Operating Activities        $  72,560        $  71,619      $  68,225      $  49,487      $  44,176
    Capital Expenditures, net                           25,363           12,750          9,320          7,371          6,746
    Free Cash                                           47,197           58,869         58,905         42,116         37,430
    Acquisition of Businesses                              (82)          27,382         10,699         23,512          7,268
    Depreciation & Amortization                         14,044           12,756         11,749         11,176         10,641
    EBITDA                                           $ 124,424        $ 108,437      $  90,703      $  70,462      $  60,400

FINANCIAL RATIOS

PROFITABILITY
    Operating Margin                                      29.3%            29.1%          27.2%          25.8%          24.3%
    Return on Net Sales                                   18.9%            18.7%          17.4%          16.6%          14.3%
    Return on Average Assets                              17.8%            17.2%          16.9%          14.9%          12.7%
    Return on Average Capital Employed                    23.9%            23.6%          23.2%          20.6%          17.5%
    Return on Average Shareholders' Equity                23.9%            23.9%          24.1%          21.6%          18.8%

LIQUIDITY
    Current Ratio                                          3.2              3.0            2.8            3.1            3.1
    Debt to Debt-Equity Ratio                               --               --            3.3%           4.1%           4.6%

PER SHARE DATA(2)
    Earnings per Share (Diluted)                     $    2.17        $    1.86      $    1.53      $    1.14      $    0.87
    Dividends Declared per Share                          0.37             0.30           0.25           0.23           0.21
    Book Value per Share, net of treasury stock      $    9.69        $    8.60      $    7.05      $    5.74      $    5.01
    Number of Common Shareholders of Record              1,286            1,349          1,415          1,487          1,615
    Market Price per Share, Annual High                45 3/16           34 1/8         24 5/8         15 3/4         12 5/8
    Market Price per Share, Annual Low                  23 5/8         20 15/16         14 5/8         11 3/8          9 7/8
    Year-End Closing Stock Price                       40 1/16           32 5/8        23 9/16        15 3/16             12


(1) Financial results include the impact (net of tax) of $2,000,000 related to the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postretirement Benefits".

(2) All share and per share data presented has been restated to reflect the two-for-one stock split effected in 1997.



                           KAYDON CORPORATION 1998 47

KAYDON CORPORATION CORPORATE DIRECTORY


BOARD OF DIRECTORS

[PHOTO-LAWRENCE J. CAWLEY   [PHOTO-BRIAN P. CAMPBELL       [PHOTO-GERALD J. BREEN     [PHOTO-THOMAS C. SULLIVAN
 Chairman,                   President and                  Chairman and               Chairman and
 Kaydon Corporation]         Chief Executive Officer        Chief Executive Officer    Chief Executive Officer
                             Kaydon Corporation]            IER Industries, Inc.]      RPM, Inc.]



CORPORATE OFFICERS AND OPERATING EXECUTIVES


LAWRENCE J. CAWLEY        JOHN F. BROCCI                   JOHN R. EMLING            PATRICK T. KIRK
Chairman                  Vice President-Administration    President                 President
                          and Secretary                    Bearing Products Group    Specialty Products Group

BRIAN P. CAMPBELL         JOSEPH P. PORT                   EDWIN GAIR                THOMAS C. SORRELLS, III
President and             Vice President-Finance and       Vice President and        President
Chief Executive Officer   Corporate Controller             Managing Director         Fluid Power Products Group
                                                           Cooper Bearings
                                                           U.K & U.S.A.

OPERATING MANAGEMENT

JOHN R. EMLING            THOMAS C. SORRELLS, III          JOANNA SUTTON             PETER E. COTTER
President                 President                        Vice President and        General Manager
Bearing Products Group    Fluid Power Products Group       General Manager.          Industrial Tectonics Inc.
                                                           Electro-Tec Corp.

EDWIN GAIR                PATRICK T. KIRK                  CHRISTOPHER M.            HENRY N. GUENTHER
Vice President and        President                        HAGGETT                   General Manager
Managing Director         Specialty Products Group         Managing Director         Spirolox
Cooper Bearings                                            I.D.M. Electronics, Ltd.
U.K & U.S.A.

KENNETH J. LANGE          ARTHUR H. RIDLER                 THOMAS A. BUSHAR
General Manger            Vice President and               Vice President and
Cooper Bearings (U.S.A.)  General Manager                  General Manager
                          Ring and Seal, Inc.              Filtration Division



                           48 KAYDON CORPORATION 1998